Exhibit 99.1

TRINIDAD DRILLING

Precision DRILLING

CREATING LONG-TERM VALUE FOR SHAREHOLDERS

- ✔ Share exchange offers significant upside potential
- ✔ Sizeable and immediate cost synergies
- ✔ Significant free cash flow generation potential
- ✔ Creates a unique industry-leading, high performance land driller
- ✔ Third-largest U.S. land driller
- ✔ Expanded international growth opportunities
- ✔ Leader in land drilling technology
- ✔ Increased size and trading liquidity
- ✔ Stronger balance sheet and credit profile

JOINT INFORMATION CIRCULAR
NOVEMBER 5, 2018

These materials are important and require your immediate attention. They require securityholders of Trinidad Drilling Ltd. and Precision Drilling Corporation to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information to vote your Trinidad or Precision securities, as applicable, please contact D.F. King, proxy solicitation agent for Trinidad, at 1-866-822-1240 (North America toll free) or 1-212-771-1133 outside of North America (collect calls accepted) or Evolution Proxy Inc., proxy solicitation agent for Precision, at 1-844-226-3222 or 1-416-855-0238 outside of North America.

NOTICES OF SPECIAL MEETINGS

and

NOTICE OF ORIGINATING APPLICATION

and

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to, among other things, the proposed

BUSINESS COMBINATION

involving

TRINIDAD DRILLING LTD.

and

PRECISION DRILLING CORPORATION

November 5, 2018

APPENDICES
APPENDIX A	–	Glossary of Terms
APPENDIX B	–	Trinidad Arrangement Resolution
APPENDIX C	–	Arrangement Agreement
APPENDIX D	–	Interim Order
APPENDIX E	–	Section 191 of the ABCA
APPENDIX F	–	Trinidad Fairness Opinion
APPENDIX G	–	Precision Fairness Opinion
APPENDIX H	–	Information Concerning Trinidad
APPENDIX I	–	Information Concerning Precision
APPENDIX J	–	Pro Forma Financial Statements

November 5, 2018

Dear Fellow Trinidad Securityholders:

In September, we wrote to shareholders with a recommendation not to tender any common shares ("Trinidad Shares") of Trinidad Drilling Ltd. ("Trinidad") to a hostile bid launched in August by Ensign Energy Services Inc. ("Ensign"). Among the reasons for this recommendation was that your board of directors (the "Trinidad Board") expected a superior offer to emerge from our formal process to seek alternative proposals.

Precision Drilling Corporation ("Precision") has provided what we believe to be that superior offer by way of a proposed plan of arrangement (the "Arrangement").

Under the terms of the Arrangement, Precision is offering 0.445 of a common share of Precision (each whole share a "Precision Share") for each Trinidad Share. The terms of the Arrangement, including the background, procedural steps and anticipated benefits are described in more detail in the accompanying management circular prepared jointly by Trinidad and Precision (the "Circular"). We encourage you to read the Circular in full.

Take Action and Vote in Person or by Proxy

We are seeking approval of the Arrangement by holders of Trinidad Shares ("Trinidad Shareholders"), options and stock appreciation rights (together with the Trinidad Shareholders, the "Trinidad Securityholders").

Accordingly, you are invited to attend a special meeting (the "Trinidad Meeting") of Trinidad Securityholders to be held in the Viking Room located at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on Tuesday, December 11, 2018. At the Trinidad Meeting, Trinidad Securityholders will be asked to consider and vote on the Arrangement.

If you cannot attend the Trinidad Meeting, please complete the enclosed form of proxy and submit it as soon as possible to our transfer agent, TSX Trust Company following the instructions provided in the form of proxy.

If you have any questions, please feel free to contact our proxy solicitor, D. F. King, North America toll free at 1-866-822-1240 or 1-212-771-1133 outside of North America (collect calls accepted), or via email at inquiries@dfking.com.

The Benefits of a Combination with Precision

Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for shareholders and will provide shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of the combined company ("Post-Arrangement Precision"). While near-term volatility in the public equities market has impacted the implied share price for Trinidad Shareholders (if the exchange ratio is calculated as of the date of the Circular), the full financial and strategic value proposition for both companies' shareholders remains strong. By contrast, the all-cash offer from Ensign would not allow Trinidad Shareholders to benefit from, or participate in, any potential upside of the resulting combined company.

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•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies in addition to improved operating efficiencies. Further, select one-time gains may be realized by monetizing excess assets.

•	Significant Cash Flow Generation Potential. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Further, Post-Arrangement Precision's profitability will benefit from scale efficiencies.

•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams.

•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. Trinidad Shareholders will benefit from Precision's stronger corporate credit rating, compared to Trinidad's current corporate credit rating, with each of the credit rating agencies following Precision having signaled that Post-Arrangement Precision would have an enhanced credit profile.

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Additional Benefits to Trinidad Shareholders

•	Increased Access to U.S. Capital Markets. Precision Shares trade on the NYSE, which will provide Trinidad Shareholders with access to a U.S. listing and increased exposure to the U.S. capital markets. In addition, Precision is currently covered by eleven equity research analysts who are based in the U.S., whereas Trinidad currently has no analyst coverage based in the U.S.

•	Relative Ownership and Board Representation. Immediately following completion of the Arrangement, the ownership of Precision Shares will be split with approximately 29% held by Trinidad Shareholders and approximately 71% by current Precision Shareholders. Trinidad Shareholders will also retain representation on the board of directors of Precision through the election of Mr. Ken Stickland and the appointment of Ms. Nancy Laird, which will take effect upon closing of the Arrangement.

•	Tax-Deferred Exchange. The exchange of Trinidad Shares for Precision Shares will generally be tax-deferred for Canadian resident Trinidad Shareholders and the Arrangement allows certain Canadian resident Trinidad Shareholders to elect to have the Arrangement treated as a taxable event.

Preferred Strategic Alternative

The Trinidad Board concluded that the Arrangement was the preferred strategic alternative available after a thorough review of strategic alternatives to the Ensign bid. As part of its review, Trinidad, along with its financial and legal advisors, conducted significant due diligence as to the strategic merits of the Arrangement, including cost synergies and earnings and cash flow generation potential of Post-Arrangement Precision.

TD Securities Inc. provided its opinion, the full text of which can be found at Appendix F to the Circular, that, as of October 4, 2018, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Trinidad Shareholders. See "The Arrangement — Trinidad Fairness Opinion" in the attached Circular.

Approvals

The resolution approving the Arrangement (the "Trinidad Arrangement Resolution") must be approved by at least 66 ⅔% of the votes cast by Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting. The Trinidad Board unanimously recommends that you VOTE IN FAVOUR of the Trinidad Arrangement Resolution.

In addition to your approval, completion of the Arrangement is subject to, among other things:

•	the approval of the issuance of Precision Shares pursuant to the Arrangement by Precision shareholders,

•	the approval of the Court of Queen's Bench of Alberta, and

•	the receipt of all necessary regulatory approvals.

If the required shareholder and regulatory approvals are received, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about December 13, 2018.

We Encourage You to Vote

We believe the Arrangement with Precision is a superior outcome for Trinidad and Trinidad Shareholders and we encourage you to VOTE IN FAVOUR of the Trinidad Arrangement Resolution. To reject the hostile Ensign bid, simply take no action.

If you have tendered your Trinidad Shares to the Ensign bid, you can withdraw them. Please refer to our directors' circular dated September 13, 2018 which is available on our profile at www.sedar.com or contact our proxy solicitor, D. F. King, North America toll free at 1-866-822-1240 or 1-212-771-1133 outside of North America (collect calls accepted), or via email at inquiries@dfking.com for more information.

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Your vote is important. Whether or not you plan to attend the Trinidad Meeting in person, we encourage you to vote promptly.

Thank You

On behalf of Trinidad, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. We would also like to thank Trinidad employees for their hard work and their support of the proposed Arrangement. We look forward to seeing you at the Trinidad Meeting.

Sincerely,

Ken Stickland	Brent J. Conway

Chair of the Board	President and Chief Executive Officer
Trinidad Drilling Ltd.	Trinidad Drilling Ltd.

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November 5, 2018

Dear Fellow Precision Shareholders:

On October 5, 2018, we announced that Precision Drilling Corporation ("Precision") had entered into an arrangement agreement with Trinidad Drilling Ltd. ("Trinidad") pursuant to which we agreed to acquire all of the issued and outstanding common shares of Trinidad ("Trinidad Shares") by way of a proposed plan of arrangement (the "Arrangement"). The Arrangement with Trinidad accelerates our growth as a High Performance, High Value provider of land drilling services.

Under the terms of the Arrangement, we are offering 0.445 of a common share of Precision (each whole share a "Precision Share") for each Trinidad Share. The terms of the Arrangement, including the background, procedural steps and anticipated benefits are described in more detail in the accompanying management circular prepared jointly by Precision and Trinidad (the "Circular"). We encourage you to read the Circular in full.

Take Action and Vote in Person or by Proxy

We are seeking approval of holders of Precision Shares ("Precision Shareholders") to issue the Precision Shares in connection with the Arrangement and to elect one Trinidad nominee to the Precision board.

Accordingly, you are invited to attend a special meeting (the "Precision Meeting") of Precision Shareholders to be held at Eighth Avenue Place, Suite 410, located at 525 – 8th Avenue S.W. Calgary, Alberta, Canada at 10:30 a.m. (Calgary time) on December 11, 2018. At the Precision Meeting, Precision Shareholders will be asked to consider and vote on a resolution to issue the Precision Shares in connection with the Arrangement and to elect one Trinidad nominee to the Precision board.

If you cannot attend the Precision Meeting, please complete the enclosed form of proxy and submit it as soon as possible to our transfer agent, Computershare Trust Company of Canada following the instructions provided in the form of proxy. If you have any questions, please feel free to contact our proxy solicitor, Evolution Proxy, Inc., by telephone at 1-844-226-3222 toll free in North America, 1-416-855-0238 outside of North America or by email at info@evolutionproxy.com.

The Benefits of a Combination with Trinidad

Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for shareholders and will provide shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of the combined company ("Post-Arrangement Precision"). While near term volatility in the public equities market has impacted the implied share price for holders of Trinidad Shares (if the exchange ratio is calculated as of the date of the Circular), the full financial and strategic value proposition for both companies' shareholders remains strong.

•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies in addition to improved operating efficiencies. Precision has independently conducted a detailed review of potential synergies based upon information available to it, including information provided by Trinidad, and estimates the combination will result in approximately $52 million in annualized cost synergies. Further, select one-time gains may be realized by monetizing excess assets.

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•	Significant Cash Flow Generation Potential. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Further, Post-Arrangement Precision's profitability will benefit from scale efficiencies.

•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams.

•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. The holders of Trinidad Shares will benefit from Precision's stronger corporate credit rating, compared to Trinidad's current corporate credit rating, with each of the credit rating agencies following Precision having signaled that Post-Arrangement Precision would have an enhanced credit profile.

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Additional Benefits to Precision Shareholders

The Precision Board also believes the Arrangement is consistent with our stated strategic corporate priorities and that the following attributes support the long-term value creation potential of the Arrangement for Precision Shareholders:

•	Sizeable and Immediate Cost Synergies of approximately $52 Million Annually. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has refined its initial estimate of annualized fixed cost synergies and now expects to realize annualized fixed cost synergies of approximately $37 million. Precision has also completed additional analysis relating to operating efficiency synergies and expects to realize additional annualized field-level synergies of approximately $15 million. Precision expects the annualized run rate impact of these cost reductions, including both the fixed cost component and operational cost savings, to be realized by year end 2019.

•	Substantial U.S. Presence. Precision will increase its active rig count in the U.S. by approximately 50%, making Post-Arrangement Precision the third-largest drilling contractor in the country, improving visibility with potential customers and employees. Additionally, the increased number of marketed rigs and geographic depth will better enable Precision to address U.S. customer demand. Precision Shareholders will benefit from the growth opportunities and synergies associated with Post-Arrangement Precision, which is anticipated to be a larger, stronger and more diverse company than Precision as it currently exists.

•	Accretive. The Arrangement is expected to be significantly accretive to Precision's cash flow per share.

•	De-leveraging. The Arrangement is expected to assist with de-leveraging on a debt/EBITDA basis.

•	Increased International Presence. Precision Shareholders will benefit from significantly increased scale in international operations, specifically in the Middle East. Increased scale will allow Post-Arrangement Precision to address a larger number of growth opportunities and improve profitability though realizing synergies in international operations.

•	Increased Cash Flow. The increased cash flow of Post-Arrangement Precision will enable Precision to enhance value of existing Precision Shares by using increased cash flow to reduce debt levels and fund the most attractive growth opportunities.

•	New Debt Reduction Targets. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018. This represents an incremental $100 million from Precision's current long-term stated range and a newly stated 2019 Post-Arrangement Precision debt reduction target range. In 2019, Post-Arrangement Precision expects to reduce debt levels by $100 million to $150 million.

•	Potential Sale Proceeds. Expected proceeds of approximately $50 million from intended property sales and the proceeds from the anticipated sale of 50 rigs currently located in Canada would be used to accelerate debt reduction targets. Precision has already received strong interest from multiple parties about participating in the rig sale.

RBC provided its opinion, the full text of which can be found at Appendix G to this Circular, that, as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of Trinidad Shares pursuant to the Arrangement is fair, from a financial point of view, to Precision. See "The Arrangement — Precision Fairness Opinion" in the attached Circular.

Approvals and Resulting Ownership

In accordance with the rules of the Toronto Stock Exchange and New York Stock Exchange, the resolution approving the issuance of the Precision Shares in connection with the Arrangement and the election of one Trinidad nominee to the Precision board (the "Precision Transaction Resolution") must be approved by a majority of the votes cast by Precision Shareholders present in person or represented by proxy at the Precision Meeting. The Precision Board unanimously recommends that you VOTE IN FAVOUR of the Precision Transaction Resolution.

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In addition to your approval, completion of the Arrangement is subject to, among other things:

•	the approval of the Arrangement by Trinidad securityholders,
•	the approval of the Court of Queen's Bench of Alberta and
•	the receipt of all necessary regulatory approvals.

If the required securityholder and regulatory approvals are received, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about December 13, 2018.

Immediately following completion of the Arrangement, former holders of Trinidad Shares are anticipated to own approximately 29% of Precision and current holders of Precision Shares are anticipated to own approximately 71% of Precision.

We Encourage You to Vote

We believe this is a compelling transaction for Precision Shareholders and will result in a combined company with substantially increased operation scale. The Arrangement is immediately accretive on a cash flow basis, enhances our ability to reduce total debt, reduces overall financial leverage and provides increased exposure to the stronger U.S. and international markets.

Your vote is important. Whether or not you plan to attend the Precision Meeting in person, we encourage you to vote promptly.

On behalf of Precision, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed business combination with Trinidad. We look forward to seeing you at the Precision Meeting.

Yours very truly,

Kevin Neveu

President and Chief Executive Officer

Precision Drilling Corporation

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INVITATION TO TRINIDAD AND PRECISION SPECIAL MEETINGS

When:
December 11, 2018
9:00 a.m. (Calgary time)

Where:
The Calgary Petroleum Club, Viking Room
319 - 5th Avenue S.W.
Calgary, Alberta

Item of Business:
Vote on the Trinidad Arrangement Resolution authorizing and approving the Arrangement.

Your Vote is Important:
This Circular includes important information about:
•	the business of the special meeting of Trinidad Securityholders (see "Matters to be Considered at the Trinidad Meeting");
•	details of the Arrangement (see "The Arrangement"); and
•	the recommendation of the Trinidad Board to VOTE IN FAVOUR of the Trinidad Arrangement Resolution.

How to Vote:
•	Mail:	TSX Trust Company
100 Adelaide Street West, Suite 301
Toronto, Ontario, Canada M5H 4H1
•	Internet: www.voteproxyonline.com
•	Fax: 416-595-9593

You will need the 12-digit control number on the first page of your proxy form.
Your vote must be received by 9:00 a.m. MST on Friday, December 7, 2018.
For additional information please see "General Proxy Matters of Trinidad".

When:
December 11, 2018
10:30 a.m. (Calgary time)

Where:
Eighth Avenue Place, Suite 410
525 – 8th Avenue S.W.
Calgary, Alberta

If you cannot attend the meeting, you can listen to a live audio webcast on Precision's website (www.precisiondrilling.com).

Item of Business:
Vote on the Precision Transaction Resolution authorizing and approving the issuance of Precision Shares and the election of Mr. Ken Stickland to the Precision Board, in connection with the Arrangement.

Your Vote is Important:
This Circular includes important information about:
•	the business of the special meeting of Precision Shareholders (see "Matters to be Considered at the Precision Meeting");
•	details of the Arrangement (see "The Arrangement"); and
•	the recommendation of the Precision Board to VOTE IN FAVOUR of the Precision Transaction Resolution.

How to Vote:
•	Mail:	Computershare Trust Company of Canada,
Proxy Department
135 West Beaver Creek, P.O. Box 300
Richmond Hill, Ontario, Canada L5B 4H5
•	Internet: www.investorvote.com
•	Fax: 1-866-732-VOTE (8683)

You will need the 15-digit control number on the first page of your proxy form.
Your vote must be received by 10:30 a.m. MST on Friday, December 7, 2018.
For additional information please see "General Proxy Matters of Precision".

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TRINIDAD DRILLING LTD.

NOTICE OF SPECIAL MEETING OF TRINIDAD SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Trinidad Meeting") of the holders ("Trinidad Securityholders") of common shares ("Trinidad Shares"), options ("Trinidad Options") and stock appreciation rights ("Trinidad SARs") in the capital of Trinidad Drilling Ltd. ("Trinidad") will be held on Tuesday, December 11, 2018 in the Viking Room located at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) for the following purposes:

1.	to consider, pursuant to an interim order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 5, 2018, and, if deemed advisable, to approve, with or without variation, a special resolution (the "Trinidad Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular and proxy statement dated November 5, 2018 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving, among others, Trinidad, Trinidad Securityholders and Precision Drilling Corporation ("Precision") whereby, among other things, holders of Trinidad Shares ("Trinidad Shareholders") will receive 0.445 of a common share of Precision for each Trinidad Share held, all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the Trinidad Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Trinidad Meeting are set forth in the Circular.

If the Trinidad Arrangement Resolution is not approved by the Trinidad Securityholders at the Trinidad Meeting, the Arrangement cannot be completed.

The board of directors of Trinidad UNANIMOUSLY RECOMMENDS that Trinidad Securityholders VOTE IN FAVOUR of the Trinidad Arrangement Resolution. It is a condition to the completion of the Arrangement that the Trinidad Arrangement Resolution be approved at the Trinidad Meeting.

The full text of the plan of arrangement implementing the Arrangement is attached as Schedule A to the arrangement agreement dated October 5, 2018 between Trinidad and Precision, which is attached as Appendix C to the Circular. The Interim Order is attached as Appendix D to the Circular.

Each Trinidad Securityholder will be entitled to one vote for each Trinidad Share, Trinidad Option or Trinidad SAR held by it in respect of the Trinidad Arrangement Resolution. The Trinidad Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting.

The record date (the "Trinidad Record Date") for determination of Trinidad Securityholders entitled to receive notice of and to vote at the Trinidad Meeting is November 2, 2018. All Trinidad Securityholders whose names have been entered in the register of holders of Trinidad Shares, Trinidad Options and Trinidad SARs, as applicable, on the close of business on the Trinidad Record Date, will be entitled to receive notice of and to vote at the Trinidad Meeting. If a Trinidad Shareholder transfers his or her Trinidad Shares after the Trinidad Record Date, the Trinidad Shareholder who received the transferred Trinidad Shares may be entitled to vote, in accordance with the ABCA, if he or she produces properly endorsed certificates of Trinidad Shares or otherwise establishes that he or she owns the Trinidad Shares, and demands that his or her name be included on the list of Trinidad Shareholders entitled to vote at the Trinidad Meeting. This demand must be made no later than ten days prior to the Trinidad Meeting. Holders of Trinidad Options and Trinidad SARs are not permitted to transfer their respective securities.

Registered Trinidad Securityholders may attend the Trinidad Meeting in person or may be represented by proxy. If you are a registered Trinidad Securityholder and are unable to attend the Trinidad Meeting in person, please exercise your right to vote by following the proxy instructions below.

If you are not a registered Trinidad Securityholder and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

To be valid, proxy forms must be dated, completed, signed and deposited with Trinidad's transfer agent, TSX Trust Company: (i) by mail using the enclosed return envelope or one addressed to TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1; (ii) by hand delivery to TSX Trust Company at the address above; or (iii) by facsimile to (416) 595-9593. Trinidad Securityholders may also vote or appoint another person to be their proxyholder through the internet. Please go to www.voteproxyonline.com and follow the instructions. You will require your 12-digit control number found on your proxy form. Your proxy or voting instructions must be received no later than 9:00 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Trinidad Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Trinidad Meeting. The Chairman of the Trinidad Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Trinidad Meeting.

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A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Trinidad Meeting, or any adjournment thereof. As of the date hereof, management of Trinidad knows of no amendments, variations or other matters to come before the Trinidad Meeting other than the matters set forth in this Notice. Trinidad Securityholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form. If a Trinidad Securityholder receives more than one form of proxy because such holder owns Trinidad Securities registered in different names or addresses, each form of proxy should be completed and returned.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to VOTE IN FAVOUR of the Trinidad Arrangement Resolution.

Pursuant to the Interim Order, registered Trinidad Shareholders have been granted the right to dissent with respect to the Trinidad Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Trinidad Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Trinidad Shareholder's right to dissent is more particularly described in the Circular and in the Interim Order and the text of Section 191 of the ABCA, which are set forth in Appendices D and E, respectively, to the accompanying Circular. To exercise such right, a dissenting Trinidad Shareholder must send to Trinidad, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott W.N. Clarke, a written objection to the Trinidad Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on Tuesday, December 4, 2018, being the fifth Business Day immediately preceding the Trinidad Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Trinidad Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such Trinidad Shares are entitled to dissent. Accordingly, a beneficial owner of Trinidad Shares desiring to exercise the right of dissent must make arrangements for the Trinidad Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Trinidad Arrangement Resolution is required to be received by Trinidad or, alternatively, make arrangements for the registered Trinidad Shareholder of such Trinidad Shares to dissent on behalf of the beneficial holder. It is strongly suggested that any Trinidad Shareholders wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such shareholder's right to dissent.

Dated at Calgary, Alberta, this 5th day of November, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF TRINIDAD DRILLING LTD. Brent J. Conway President and Chief Executive Officer Trinidad Drilling Ltd.

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PRECISION DRILLING CORPORATION

NOTICE OF SPECIAL MEETING OF PRECISION SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Precision Meeting") of the holders ("Precision Shareholders") of common shares ("Precision Shares") of Precision Drilling Corporation ("Precision") will be held on December 11, 2018 at Eighth Avenue Place, Suite 410, located at 525 - 8th Avenue S.W., Calgary, Alberta, at 10:30 a.m. (Calgary time) for the following purposes:

1.	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, (the "Precision Transaction Resolution") approving: (i) the issuance of up to 123,758,393 Precision Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving, among others, Trinidad Drilling Ltd. ("Trinidad"), Precision and the holders of common shares, options and stock appreciation rights in the capital of Trinidad; and (ii) the election of Mr. Ken Stickland to the Board of Directors of Precision in accordance with the terms of an arrangement agreement dated October 5, 2018 between Trinidad and Precision, as more particularly described in the accompanying joint management information circular and proxy statement dated November 5, 2018 (the "Circular"); and

2.	to transact such further and other business as may properly be brought before the Precision Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Precision Meeting are set forth in the Circular.

If the Precision Transaction Resolution is not approved by the Precision Shareholders at the Precision Meeting, the Arrangement cannot be completed.

The board of directors of Precision UNANIMOUSLY RECOMMENDS that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution. It is a condition to the completion of the Arrangement that the Precision Transaction Resolution be approved at the Precision Meeting.

Each Precision Share entitled to be voted in respect of the Precision Transaction Resolution will entitle the holder to one vote at the Precision Meeting. The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting.

The record date (the "Precision Record Date") for determination of Precision Shareholders entitled to receive notice of and to vote at the Precision Meeting is the close of business on November 2, 2018. Only Precision Shareholders whose names have been entered in the register of holders of Precision Shares, on the close of business on the Precision Record Date, will be entitled to receive notice of and to vote at the Precision Meeting, provided that, to the extent that a Precision Shareholder transfers the ownership of any Precision Shares after the Precision Record Date and the transferee of those Precision Shares establishes ownership of such Precision Shares and demands, not later than ten days before the Precision Meeting, to be included in the list of Precision Shareholders eligible to vote at the Precision Meeting, such transferee will be entitled to vote those Precision Shares at the Precision Meeting.

Registered Precision Shareholders may attend the Precision Meeting in person or may be represented by proxy. Precision Shareholders who are unable to attend the Precision Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Precision Meeting or any adjournment thereof. To be valid, completed proxy forms must be dated, completed, signed and deposited with Precision's transfer agent, Computershare Trust Company of Canada, by: (i) mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) phone at 1-866-732 VOTE (8683); or (iv) facsimile to (416) 263-9524 or 1-866-249-7775. You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Precision Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Precision Meeting. If a Precision Shareholder receives more than one form of proxy because such holder owns Precision Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Precision Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Precision Meeting.

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A proxyholder has discretion under the accompanying applicable form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Precision Meeting, or any adjournment thereof. As of the date hereof, management of Precision knows of no amendments, variations or other matters to come before the Precision Meeting other than the matters set forth in this Notice. Precision Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to VOTE IN FAVOUR of the Precision Transaction Resolution.

Dated at Calgary, Alberta, this 5th day of November, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION Kevin Neveu Chief Executive Officer Precision Drilling Corporation

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Court File No. 1801-15582

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRINIDAD DRILLING LTD., THE SECURITYHOLDERS OF TRINIDAD DRILLING LTD. AND PRECISION DRILLING CORPORATION

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Trinidad Drilling Ltd. ("Trinidad") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving among others, Trinidad, the holders of common shares, options and stock appreciation rights of Trinidad (the "Trinidad Securityholders") and Precision Drilling Corporation ("Precision"), which Arrangement is described in greater detail in the joint management information circular and proxy statement dated November 5, 2018 accompanying this Notice of Originating Application. At the hearing of the Application, Trinidad intends to seek:

1.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected from a substantive and procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

3.	an order declaring that the registered holders of common shares of Trinidad ("Trinidad Shareholders") shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order (the "Interim Order") of the Court dated November 5, 2018;

4.	a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

5.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the "Final Order").

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Court Centre, 601 – 5th Street, S.W., Calgary, Alberta, Canada, on Thursday, December 13, 2018 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Trinidad Securityholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided such Trinidad Securityholder or other interested party files with the Court and serves upon Trinidad on or before 4:00 p.m. (Calgary time) on Tuesday, December 4, 2018, a notice of intention to appear (the "Notice of Intention to Appear") setting out such Trinidad Securityholder's or interested party's address for service and indicating whether such Trinidad Securityholder or interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Trinidad is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Trinidad Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

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AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Trinidad Securityholders for the purpose of such Trinidad Securityholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Trinidad Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares of Precision issuable to Trinidad Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Trinidad Securityholder or other interested party requesting the same by the under-mentioned solicitors for Trinidad upon written request delivered to such solicitors as follows:

Solicitors for Trinidad:

Blake, Cassels & Graydon LLP

855 – 2nd Street S.W.

Suite 3500, Bankers Hall East Tower

Calgary AB T2P 4J8

Facsimile Number: (403) 260-9700

Attention: David Tupper

DATED at the City of Calgary, in the Province of Alberta, this 5th day of November, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF TRINIDAD DRILLING LTD. Brent J. Conway President and Chief Executive Officer Trinidad Drilling Ltd.

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JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Trinidad or Precision, as applicable, or their respective agents have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Trinidad or Precision, as applicable (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Introduction

This Circular is provided in connection with the solicitation of proxies by and on behalf of the management of each of Trinidad and Precision for use at the Trinidad Meeting and the Precision Meeting, respectively, and at any adjournment(s) or postponements thereof. Other than D.F. King in respect of Trinidad, and Evolution Proxy in respect of Precision, no person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Precision Shares in connection with the Arrangement, or other matters to be considered at the Trinidad Meeting or the Precision Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

The information concerning Precision contained in this Circular, including but not limited to, the information in Appendix I – "Information Concerning Precision" and under the headings "The Arrangement – Background to the Arrangement – Precision" and "The Arrangement – Additional Benefits to Precision Shareholders" and the annual synergy estimates and debt repayment targets for Post-Arrangement Precision under the headings "The Arrangement – Benefits of the Arrangement" and "Information Concerning Post-Arrangement Precision – Post-Arrangement Precision", have been prepared and provided independently by Precision. Although Trinidad has no knowledge that would indicate that any of such information is untrue or incomplete, Trinidad does not assume any responsibility for the accuracy or completeness of such information or the failure by Precision to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Trinidad.

The information concerning Trinidad contained in this Circular, including but not limited to, the information in Appendix H – "Information Concerning Trinidad" and under the headings "The Arrangement – Background to the Arrangement – Trinidad" and "The Arrangement – Additional Benefits to Trinidad Shareholders", have been prepared and provided independently by Trinidad. Although Precision has no knowledge that would indicate that any of such information is untrue or incomplete, Precision does not assume any responsibility for the accuracy or completeness of such information or the failure by Trinidad to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Precision.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix C and Schedule A to Appendix C, respectively, to this Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

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Information contained in or otherwise accessed through Trinidad's or Precision's websites, or any other website, does not constitute part of this Circular.

All capitalized terms used in this Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth in Appendix A – "Glossary of Terms". Information contained in this Circular is given as of November 5, 2018, unless otherwise specifically stated. Details of the Arrangement are set forth under the heading "The Arrangement". For details of the matters to be considered by the Trinidad Securityholders and the Precision Shareholders, see "Matters to be Considered at the Trinidad Meeting" and "Matters to be Considered at the Precision Meeting", respectively.

Supplemental Disclosure – Non-GAAP Measures

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Trinidad's and Precision's respective financial performance. Some of these non-GAAP measures include references to earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted EBITDA, covenant EBITDA, operating loss, funds provided by (used in) operations, working capital, funds flow from operations, adjusted funds flow from continuing operations, adjusted earnings, adjusted cash flow from operating activities, operating margin and total enterprise value. Non-GAAP financial measures do not have standard meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. For additional information regarding these non-GAAP measures, see the Trinidad Annual MD&A, the Trinidad Interim MD&A and the Precision Annual MD&A, all of which are incorporated by reference herein.

Information for United States Shareholders

The Precision Shares issuable to Trinidad Shareholders in exchange for their Trinidad Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof and in compliance with or pursuant to an exemption from the registration or qualification requirements of U.S. state or "blue sky" securities laws. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that has been informed that the parties intend to rely on the Section 3(a)(10) exemption, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof, and have the right to make submissions to the court at such hearing. The solicitation of proxies for the Trinidad Meeting and the Precision Meeting by means of this Circular is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Trinidad Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The Precision Shares issuable to Trinidad Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Precision after the Effective Date or were affiliates of Precision within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as certain principal shareholders with a control relationship in respect of the issuer. U.S. shareholders should consult their own legal counsel regarding their status as an "affiliate" of Precision. Any resale of such Precision Shares by such an affiliate (or such former affiliate, as described above) may be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

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Information concerning assets and operations of Trinidad and Precision contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. The financial statements of Trinidad and Precision included or incorporated by reference, as applicable, in this Circular have been prepared in accordance with IFRS and, except as described below, are subject to Canadian auditing and auditor independence standards which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies. Notwithstanding the foregoing, because the Precision Shares are listed on the NYSE and registered pursuant to Section 12 under the 1934 Act, Precision is required to file reports with the SEC and is required to annually file with the SEC annual reports, which it prepares in accordance with Canadian disclosure rules and are filed on Form 40-F as Precision is permitted to do under the multijurisdictional disclosure system of the SEC. Precision's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.

Following the Arrangement, Precision will continue be subject to the applicable reporting and disclosure requirements under the 1934 Act. Precision intends to apply to list the Precision Shares issuable in connection with the Arrangement on the NYSE. However, no assurance can be made that listing of such Precision Shares on the NYSE will be approved.

Trinidad Shareholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. They are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Precision Shares acquired pursuant to the Arrangement.

The enforcement by Precision Shareholders and Trinidad Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both Trinidad and Precision are organized under the laws of Alberta, Canada, that some or all of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Precision, Trinidad and such persons are located outside the United States. As a result, it may be difficult or impossible for Precision Shareholders or Trinidad Shareholders in the United States to effect service of process within the United States upon Trinidad and Precision and their directors or officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Precision Shareholders and Trinidad Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Trinidad or Precision.

THE PRECISION SHARES ISSUABLE TO TRINIDAD SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in Canadian dollars. The following table sets forth certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the daily noon exchange rate as reported by the Bank of Canada and, in the case of the rates for the year ended December 31, 2017 and the six months ended June 30, 2018, based on the daily average exchange rate reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day.

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	Year Ended December 31			Six Months Ended June 30
	2017	2016	2015	2018	2017
Rate at end of Period	$1.2530	$1.3411	$1.3455	$1.3155	$1.2987
Average rate during Period	$1.2982	$1.3274	$1.2790	$1.2783	$1.3344
High during Period	$1.3732	$1.4637	$1.3980	$1.3338	$1.3732
Low during Period	$1.2138	$1.2526	$1.1583	$1.2269	$1.2987

On April 29, 2017, the Bank of Canada changed from calculating its noon rate to calculating daily exchange rates. On November 2, 2018, the Bank of Canada closing rate for $1.00 United States dollar was $1.3105 Canadian dollars.

CONVENTIONS

Certain terms used in this Circular, including the Summary, are defined in Appendix A – "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with IFRS.

FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference herein contain certain forward-looking information and forward-looking statements (collectively referred to as "forward-looking statements") within the meaning of applicable Securities Laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "predict", "project", "should", "target", "will", or similar words suggesting future outcomes or language suggesting an outlook. In particular, this Circular and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	the anticipated closing date of the Arrangement;
•	the anticipated benefits of the Arrangement;
•	the expectation that the Arrangement will create long-term value for shareholders of Precision and Trinidad through continued equity ownership;
•	the expectation that the Arrangement will be significantly accretive to Precision's cash flow per share;
•	the significant cash flow generation potential of the Arrangement;
•	the impact of Canadian governmental regulation on Trinidad and Precision;
•	Precision's ongoing debt reduction and expansion of Precision's revolving credit facility and the timing thereof;
•	the expectation that the Arrangement will assist with de-leveraging Post-Arrangement Precision on a debt/EBITDA basis;
•	changes in commodity prices and the impact of such changes on the operations of Trinidad and Precision;
•	the level of capital expenditures;
•	the expected enterprise value of Post-Arrangement Precision;
•	the increase in liquidity of Post-Arrangement Precision's securities;

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•	expected synergies arising from the Arrangement and the timing to achieve the same;
•	expected dispositions of rigs currently located in Canada;
•	anticipated credit ratings for Post-Arrangement Precision;
•	Precision's 2019 strategic priorities for Post-Arrangement Precision;
•	currency, exchange and interest rates;
•	the performance characteristics of Trinidad's and Precision's respective businesses;
•	the nature of contractual arrangements with third parties in respect of Trinidad's and Precision's businesses;
•	expectations regarding Post-Arrangement Precision's ability to carry out expansion and growth plans;
•	expectations regarding Post-Arrangement Precision's use of technology;
•	the anticipated tax treatment of the Arrangement for Trinidad Shareholders;
•	future general and administrative expenses of Trinidad and Precision;
•	operating risks (including the amount of future liabilities related to environmental incidents) and related insurance coverage and inspection and integrity systems;
•	competitive conditions; and
•	the exercise of Dissent Rights by Trinidad Shareholders with regards to the Arrangement.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to Precision, Trinidad and the Shareholders. Forward-looking statements are provided for the purpose of providing information about Trinidad's and Precision's management's current expectations and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Forward-looking statements are based on Trinidad's and Precision's current beliefs as well as assumptions made by, and information currently available to, Trinidad and Precision, as applicable, concerning, among other things, matters relating to the Arrangement, the timely receipt of required regulatory and Court approvals and the satisfaction of other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, Precision's anticipated financial performance, the success of Trinidad's and Precision's operations, prevailing commodity prices and exchange rates, future operating costs of Trinidad's and Precision's assets, prevailing regulatory, tax and environmental laws and regulations, stock market volatility and market valuations and that there will be no significant events occurring outside of the normal course of business of Trinidad or Precision, as applicable. Although the management of Trinidad and Precision consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. See "Cautionary Statement about Forward-Looking Information and Statements" in the Precision AIF and in the Precision Annual MD&A and "Note Regarding Forward-Looking Information" in the Trinidad AIF and "Forward-Looking Statements" in the Trinidad Annual MD&A.

By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific), some of which are beyond the control of Trinidad and Precision and risks that forward-looking statements will not be achieved. These factors include, but are not limited to, failure to complete the Arrangement in all material respects in accordance with the Arrangement Agreement or at all, unforeseen difficulties in integrating the assets of Trinidad into Precision's operations, the regulatory environment and decisions, financial risks, substantial capital requirements, bank financing, prices, markets and marketing, uninsurable risks, management of growth, the impact of environmental events, unanticipated operating events, competition for, among other things, capital reserves and skilled personnel, reliance on key alliances and agreements, third party performance of obligations under contractual arrangements, conflicts of interest, variations in exchange rates and hedging and uncertainty in global financial markets. See "Cautionary Statement about Forward-Looking Information and Statements " in the Precision AIF and in the Precision Annual MD&A and "Forward-Looking Information" in the Trinidad AIF and "Forward-Looking Statements" in the Trinidad Annual MD&A.

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Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Shareholders are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Trinidad or Precision that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Circular and the documents incorporated by reference herein are made as of the date of such documents, and neither Precision nor Trinidad undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name but instead hold their Shares through brokers, financial institutions or other nominees. Shareholders who do not hold their Shares in their own name (referred to in this Circular as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent for Trinidad or Precision, as applicable, as the registered holders of Shares can be recognized and acted upon at the Trinidad Meeting or Precision Meeting, as applicable. If Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder's name on the records of Trinidad or Precision. Such Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Shares are properly communicated to the appropriate person or that the Shares are duly registered in their name well in advance of the applicable Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting. A Beneficial Holder receiving a form of proxy or Voting Instruction Form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Shares directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Shares to which such instructions relate voted at the applicable Meeting.

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If you are a Beneficial Holder and wish to vote in person at the applicable Meeting, please contact your broker or agent well in advance of the applicable Meeting to determine how you can do so.

Although a Beneficial Holder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Shares as a proxyholder for the registered shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the applicable form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

Trinidad Shareholders who do not hold their Trinidad Shares in their own name should contact their broker or other intermediary regarding the Arrangement with respect to such holder's Trinidad Shares in order to receive the Precision Shares issuable pursuant to the Arrangement in exchange for such holder's Trinidad Shares.

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SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out in Appendix A of this Circular.

The Trinidad Meeting

The Trinidad Meeting will be held at 9:00 a.m. (Calgary time) on Tuesday, December 11, 2018, in the Viking Room located at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Trinidad Meeting will be to consider and vote upon the Trinidad Arrangement Resolution. See "The Arrangement" and "Matters to be Considered at the Trinidad Meeting".

The Precision Meeting

The Precision Meeting will be held at 10:30 a.m. (Calgary time) on Tuesday, December 11, 2018, at Eighth Avenue Place, Suite 410, located at 525 – 8th Avenue S.W. Calgary, Alberta for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Precision Meeting will be to consider and vote upon the Precision Transaction Resolution. See "The Arrangement" and "Matters to be Considered at the Precision Meeting".

Trinidad Drilling Ltd.

Trinidad is a Calgary, Alberta based company with broad geographic scope in North America and the Middle East, that provides contract drilling and related services to the U.S., Canada and international oil and natural gas industries.

Trinidad is a reporting issuer under the Securities Laws of each province of Canada. The Trinidad Shares are listed and posted for trading on the TSX under the symbol "TDG".

Pursuant to the Arrangement, all of the Trinidad Shares will be acquired by Precision.

The head and principal office of Trinidad is located at Suite 400, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its registered office is located at Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Precision Drilling Corporation

Precision is a Calgary, Alberta based company with broad geographic scope in North America and the Middle East, that provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Precision is a reporting issuer or the equivalent in each of the provinces of Canada. The Precision Shares are listed and posted for trading on the TSX and NYSE under the symbols "PD" and "PDS", respectively.

The principal and registered office of Precision is located at Suite 800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between Trinidad and Precision and their respective advisors. The Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See "The Arrangement – Background to the Arrangement".

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Benefits of the Arrangement

Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for Shareholders and will provide Shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of Post-Arrangement Precision. By contrast, the all-cash Ensign Offer would not allow Trinidad Shareholders to benefit from, or participate in, any potential upside of the resulting combined company. While near term volatility in the public equities market has impacted the implied share price for Trinidad Shareholders (if the Trinidad Exchange Ratio is calculated as of the date of this Circular), the full financial and strategic value proposition for both companies' shareholders remains strong. Both management teams conducted extensive diligence on the earnings and cash flow generation potential of Post-Arrangement Precision and believe there continues to be significant upside potential with a high-quality asset base, industry leading technology and increased scale to drive free cash flow.

•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has independently conducted a detailed review of potential synergies based upon information available to it, including information provided by Trinidad, and estimates the combination will result in approximately $52 million in annualized cost synergies, including $37 million in fixed cost synergies and $15 million related to operational efficiencies. In voting FOR the Trinidad Arrangement Resolution and the Precision Transaction Resolution, as applicable, all shareholders of Post-Arrangement Precision will have an opportunity to benefit from the expected synergies. Further, select one-time gains may be realized by monetizing excess assets.

•	Significant Cash Flow Generation Potential. The high performance Tier 1 fleets of Trinidad and Precision have been well maintained and have benefitted from significant growth investments over the past decade, limiting the go-forward capital required to generate strong utilization and strong day rates. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs. The expanded fleet will consist of high quality, marketable equipment, with more than 200 North American and 10 international rigs currently active. Additionally, an increased inventory of economically upgradeable rigs is expected to drive future growth opportunities.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In Kuwait, Post-Arrangement Precision expects to realize strong synergies by eliminating the need for redundant operating bases with Precision's well-established infrastructure existing in the country. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Post-Arrangement Precision's profitability will benefit from scale efficiencies.

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•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams. RigMinder's Electronic Data Recorder (EDR) system utilizes not only traditional surface sensors, but also hundreds of control system data streams, with the potential to provide a deeper insight into drilling operations. RigMinder also has the potential to serve as the backbone infrastructure for a network of Industrial Internet of Things (IIoT) devices, to help drive drilling process efficiencies. Criterion's drilling software complements Precision's de-manning directional drilling strategy and can be applied to Post-Arrangement Precision's fleet of 348 rigs. Post-Arrangement Precision's data analytics and optimization capabilities will be significantly stronger due to the fit between Trinidad's dedicated drilling optimization team of field engineers and Precisions' data analytics group, both supported by the RigMinder custom data capture system. Technology leadership will continue to be a priority following the Arrangement, with a total of 167 AC rigs capable of running automation technologies today and an additional 181 rigs in the future.

•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision. The operational success of both companies is founded on providing high performance services delivered with high-quality equipment, excellent safety performance, technical leadership and well-trained personnel. These core values will remain a key focus for Post-Arrangement Precision and support transitions with customers and employees.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. Trinidad Shareholders will benefit from Precision's stronger corporate credit rating (Moody's B2, S&P BB and Fitch B+), compared to Trinidad's current corporate credit rating (Moody's B2 and S&P BB-). Since the announcement of the Arrangement on October 5, 2018, each of the credit rating agencies following Precision have signaled that Post-Arrangement Precision would have an enhanced credit profile. In particular, Fitch changed its outlook from Neutral to Positive, S&P placed Precision on "Creditwatch Positive" and Moody's stated the transaction would be a "credit positive" event.

Additional Benefits to Trinidad Shareholders

In making its determination to support the Arrangement, the Trinidad Board considered the following attributes which support the long-term value creation potential of the Arrangement for Trinidad Shareholders:

•	Preferred Strategic Alternative. Following a thorough review of alternative strategic courses of action to the Ensign Offer, the Arrangement was determined by the Trinidad Board to be the preferred alternative. As part of its review, Trinidad, along with its financial and legal advisors, conducted significant due diligence as to the strategic merits of the Arrangement, including cost synergies and earnings and cash flow generation potential of Post-Arrangement Precision.

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•	Greater Future Value. Trinidad Shareholders will have the opportunity to capture future value by participating in the growth opportunities associated with Trinidad's historic business and Precision's on-going business, as Post-Arrangement Precision will be stronger, more diversified and more efficient. By comparison, the all-cash Ensign Offer crystalizes Trinidad's valuation at a low price point in the industry cycle, with no benefits available for future upside or efficiency gains.

•	Increased Access to U.S. Capital Markets. Precision Shares trade on the NYSE, which will provide Trinidad Shareholders with access to a U.S. listing and increased exposure to the U.S. capital markets. In addition, Precision is currently covered by eleven equity research analysts who are based in the U.S., whereas Trinidad currently has no analyst coverage based in the U.S.

•	Relative Ownership and Board Representation. Immediately following completion of the Arrangement, the ownership of Precision Shares will be split with approximately 29% held by Trinidad Shareholders and approximately 71% by current Precision Shareholders. Trinidad Shareholders will also retain representation on the Precision Board through the election of Mr. Ken Stickland and the appointment of Ms. Nancy Laird to the Precision Board, which will take effect upon closing of the Arrangement.

•	Trinidad Fairness Opinion. TD Securities provided its opinion, the full text of which can be found at Appendix F to this Circular, that, as of October 4, 2018, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Trinidad Shareholders, See "The Arrangement — Trinidad Fairness Opinion".

•	Tax-Deferred Exchange. The exchange of Trinidad Shares for Precision Shares will generally be tax-deferred for Canadian resident Trinidad Shareholders and the Arrangement allows certain Canadian resident Trinidad Shareholders to elect to have the Arrangement treated as a taxable event.

Additionally, in evaluating the Arrangement, the Trinidad Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, at least 66 ⅔% of the votes cast by Trinidad Securityholders at the Trinidad Meeting are required to approve the Trinidad Arrangement Resolution and Trinidad Shareholders have the ability to exercise their Dissent Rights.

Further, until the time that the Trinidad Arrangement Resolution is approved, the Trinidad Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

Additional Benefits to Precision Shareholders

The Precision Board also believes the Arrangement is consistent with Precision's stated strategic corporate priorities and that the following attributes support the long-term value creation potential of the Arrangement for Precision Shareholders:

•	Sizeable and Immediate Cost Synergies of approximately $52 Million Annually. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has refined its initial estimate of annualized fixed cost synergies and now expects to realize annualized fixed cost synergies of approximately $37 million. Precision has also completed additional analysis relating to operating efficiency synergies and expects to realize additional annualized field-level synergies of approximately $15 million. Precision expects the annualized run rate impact of these cost reductions, including both the fixed cost component and operational cost savings, to be realized by year end 2019.

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•	Substantial U.S. Presence. Precision will increase its active rig count in the U.S. by approximately 50%, making Post-Arrangement Precision the third-largest drilling contractor in the country, improving visibility with potential customers and employees. Additionally, the increased number of marketed rigs and geographic depth will better enable Precision to address U.S. customer demand. Precision Shareholders will benefit from the growth opportunities and synergies associated with Post-Arrangement Precision, which is anticipated to be a larger, stronger and more diverse company than Precision as it currently exists.

•	Accretive. The Arrangement is expected to be significantly accretive to Precision's cash flow per share.

•	De-leveraging. The Arrangement is expected to assist with de-leveraging on a debt/EBITDA basis.

•	Increased International Presence. Precision Shareholders will benefit from significantly increased scale in international operations, specifically in the Middle East. Increased scale will allow Post-Arrangement Precision to address a larger number of growth opportunities and improve profitability though realizing synergies in international operations.

•	Increased Cash Flow. The increased cash flow of Post-Arrangement Precision will enable Precision to enhance value of existing Precision Shares by using increased cash flow to reduce debt levels and fund the most attractive growth opportunities.

•	New Debt Reduction Targets. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018. This represents an incremental $100 million from Precision's current long-term stated range and a newly stated 2019 Post-Arrangement Precision debt reduction target range. In 2019, Post-Arrangement Precision expects to reduce debt levels by $100 million to $150 million.

•	Potential Sale Proceeds. Expected proceeds of approximately $50 million from intended property sales and the proceeds from the anticipated sale of 50 rigs currently located in Canada would be used to accelerate debt reduction targets. Precision has already received strong interest from multiple parties about participating in the rig sale.

•	Precision Fairness Opinion. RBC provided its opinion, the full text of which can be found at Appendix G to this Circular, that, as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Precision. See "The Arrangement— Precision Fairness Opinion",

Additionally, in evaluating the Arrangement, the Precision Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, a majority of the votes cast by Precision Shareholders at the Precision Meeting are required to approve the Precision Transaction Resolution. If the Precision Transaction Resolution is not approved, the Arrangement cannot proceed as proposed.

The Arrangement

On October 5, 2018, Trinidad and Precision agreed to combine their respective businesses and entered into the Arrangement Agreement, a copy of which is attached as Appendix C to this Circular. Pursuant to the Arrangement, Trinidad Shareholders (excluding Trinidad Dissenting Shareholders) will receive 0.445 of a Precision Share in exchange for each Trinidad Share held. Trinidad Shareholders who are not non-resident Shareholders may elect to have the transaction completed on a taxable basis for Canadian income tax purposes by electing in the Letter of Transmittal to be an Exchanging Trinidad Shareholder and reporting the capital gain or capital loss that would otherwise be realized on the transaction on their Canadian federal income tax return. See "Procedure for the Arrangement to Become Effective – Procedure for Exchange of Trinidad Share Certificates". As at November 2, 2018, there are 293,781,836 Precision Shares and 273,457,951 Trinidad Shares outstanding (each on a non-diluted basis).

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Effect of the Arrangement

The Arrangement involves a number of steps, including each of the events set out below, which will occur and be deemed to occur in the following order commencing at the Effective Time, without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	The Trinidad Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Trinidad SRP Rights shall expire and be cancelled without any payment in respect thereof;

(b)	Each Trinidad Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad Option Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad Optionholder shall be surrendered to Trinidad for Trinidad Shares or cash in accordance with the provisions set forth in the Plan of Arrangement;

(c)	Each Trinidad SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad SARs Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad SARholder shall be exercised and/or surrendered to Trinidad for cash in accordance with the provisions set forth in the Plan of Arrangement;

(d)	Each of the Trinidad Shares held by Trinidad Dissenting Shareholders shall be, and shall be deemed to be, transferred by the holders thereof to Trinidad (free and clear of any Encumbrances), and cancelled and such Trinidad Dissenting Shareholders shall cease to have any rights as Trinidad Shareholders, other than the right to be paid the fair value of their Trinidad Shares in accordance with the Dissent Rights, and the names of such holders shall be removed from the register of Trinidad Shareholders; and

(e)	Each issued and outstanding Trinidad Share (including, for greater certainty, the Trinidad Shares issued pursuant to paragraph (b) above) held by Trinidad Shareholders (other than those held by Trinidad Dissenting Shareholders) shall be, and shall be deemed to be, transferred by the holder thereof to Precision (free and clear of any Encumbrances), in exchange for that number of fully paid and non-assessable Precision Shares equal to the Trinidad Exchange Ratio.

Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Trinidad Arrangement Resolution by Trinidad Securityholders, approval of the Precision Transaction Resolution by Precision Shareholders, the receipt of all necessary Regulatory Approvals and the granting of the Final Order. Trinidad and Precision expect the Effective Date to occur on or as soon as practicable after the satisfaction or waiver, where applicable, or all conditions to the Arrangement, currently anticipated to be on or about December 13, 2018. See "Procedure for the Arrangement to Become Effective" and "Timing".

No fractional Precision Shares will be issued pursuant to the Arrangement and, in lieu thereof, each previous registered holder of Trinidad Shares otherwise entitled to a fractional interest in a Precision Share will receive the nearest whole number of Precision Shares (with fractions equal to 0.5 or more being rounded up to the nearest whole number).

The foregoing is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix C and Schedule A to Appendix C, respectively, to this Circular.

Effect of the Arrangement on the Trinidad Incentive Plans

The completion of the Arrangement will be considered a "change of control" pursuant to the Trinidad Incentive Plans and the Trinidad Board has approved the accelerated vesting of all outstanding and unvested Trinidad Options and Trinidad Incentive Units effective prior to the Effective Date conditional upon the subsequent consummation of the Arrangement in order that all such outstanding Trinidad Options and Trinidad Incentive Units shall be fully vested and deemed to have been exercised or surrendered immediately before or at the Effective Time in accordance with the terms of the Arrangement Agreement and the Trinidad Incentive Plans.

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In the case of the Trinidad Options and the Trinidad SARs, each Trinidad Optionholder and Trinidad SARholder shall be deemed to have exercised or surrendered all of their Trinidad Options and Trinidad SARs in accordance with the provisions set forth in the Plan of Arrangement and shall receive Trinidad Shares or cash, as applicable.

In the case of the Trinidad Incentive Units (other than the Trinidad SARs), each holder thereof shall be deemed to have exercised or surrendered all of their Trinidad Incentive Units and shall receive a cash payment from Trinidad equal to the Trinidad Closing VWAP, multiplied by the number of Trinidad Incentive Units so held (less applicable withholdings) in complete satisfaction of such Trinidad Incentive Units. It is anticipated such payment will be made by Trinidad on the Effective Date.

The Parties have agreed that satisfaction of Tax remittance obligations with respect to the exercise or surrender of Trinidad Options and Trinidad SARs outstanding at the Effective Time shall be accomplished in accordance with the provisions set forth in the Plan of Arrangement.

The Trinidad Fairness Opinion

Following receipt of the Ensign Offer, the Trinidad Special Committee formally retained TD Securities on August 13, 2018, to provide, among other things, financial advisory and related services concerning the Ensign Offer, including assistance in identifying and evaluating potential alternative transactions, including the Arrangement, and asked TD Securities to prepare and deliver an opinion as to whether the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders.

TD Securities has provided the Trinidad Board with the Trinidad Fairness Opinion, as of October 4, 2018, that the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders. The Trinidad Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement – Trinidad Fairness Opinion" and Appendix F to this Circular.

Recommendation of the Trinidad Board

The Trinidad Board has unanimously: (i) determined that the Arrangement is fair to the Trinidad Shareholders; and (ii) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Trinidad and the Trinidad Shareholders.

The Trinidad Board unanimously recommends that the Trinidad Securityholders VOTE IN FAVOUR of the Trinidad Arrangement Resolution. See "The Arrangement – Recommendation of the Trinidad Board".

The Precision Fairness Opinion

Precision formally retained RBC on February 22, 2018 to provide, among other things, financial advisory services in connection with a potential transaction involving Trinidad and had asked RBC to prepare and deliver an opinion as to whether the consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

RBC has provided the Precision Board with the Precision Fairness Opinion, which states that, as of October 4, 2018, the consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision. The Precision Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement – Precision Fairness Opinion" and Appendix G to this Circular.

Recommendation of the Precision Board

The Precision Board has unanimously determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Precision.

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The Precision Board unanimously recommends that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution. See "The Arrangement – Recommendation of the Precision Board".

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Trinidad and Precision and various conditions precedent, both mutual and with respect to Trinidad and Precision.

Pursuant to the Arrangement Agreement, Trinidad has agreed that it will not solicit or initiate discussions regarding any other business combination or sale of material assets. Precision has the right to match any superior proposals received by Trinidad within a five day period.

The Arrangement Agreement provides that, upon the occurrence of certain termination events, Trinidad may be required to pay Precision a non-completion fee of $20 million. See "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Trinidad".

This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Circular. See "Effect of the Arrangement – The Arrangement Agreement".

Trinidad Support Agreements

On October 5, 2018, the Trinidad Supporting Securityholders, which includes all of the directors and Executive Officers of Trinidad, holding an aggregate of 1,145,149 Trinidad Securities, entered into the Trinidad Support Agreements with Precision pursuant to which they agreed, among other things, to vote the Trinidad Securities beneficially owned or controlled or directed by them, directly or indirectly, at the Trinidad Meeting, in favour of the Trinidad Arrangement Resolution and all matters related thereto.

Precision Support Agreements

On October 5, 2018, the Precision Supporting Shareholders, which includes all of the directors and officers of Precision, holding an aggregate of 1,449,045 Precision Shares, entered into the Precision Support Agreements with Precision pursuant to which they agreed, among other things, to vote the Precision Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Precision Meeting in favour of the Precision Transaction Resolution and all matters related thereto.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Trinidad Arrangement Resolution must be approved by the Trinidad Securityholders at the Trinidad Meeting in the manner set forth in the Interim Order;

(b)	the Precision Transaction Resolution must be approved by the Precision Shareholders at the Precision Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including the receipt of all Required Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

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(e)	the Final Order, the Articles of Arrangement and related documents in the form prescribed by the ABCA must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all or that the Court will grant final approval of the Arrangement.

Trinidad Securityholder Approval

Pursuant to the terms of the Interim Order, the Trinidad Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast by the Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting. If the Trinidad Arrangement Resolution is not approved by Trinidad Securityholders, the Arrangement cannot be completed. See "Procedure for the Arrangement to Become Effective – Securityholder Approvals" and "Matters to be Considered at the Trinidad Meeting".

In addition, pursuant to and in accordance with the policies of the TSX, Trinidad will be required to obtain the approval of the Trinidad Arrangement Resolution by a majority of the votes cast by the Trinidad Shareholders present in person or by proxy at the Trinidad Meeting.

Precision Shareholder Approval

The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting. If the Precision Transaction Resolution is not approved by Precision Shareholders, the Arrangement cannot be completed. See "Procedure for the Arrangement to Become Effective – Securityholder Approvals" and "Matters to be Considered at the Precision Meeting".

Pursuant to rule 611(c) of the TSX, shareholder approval is required in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. The Arrangement is expected to result in the issuance of a number of Precision Shares equal to approximately 42% of the 293,781,836 issued and outstanding Precision Shares on a non-diluted basis as of November 2, 2018. The TSX rules will not require further shareholder approval for the issuance of up to an additional 30,939,598 Precision Shares, such number being 25% of the number of Precision Shares approved by Precision Shareholders for the Arrangement.

Precision Shareholders will be asked to approve the issuance of up to 123,758,393 Precision Shares in connection with the Arrangement, consisting of: (i) up to 121,688,788 Precision Shares to be issued based on the issued and outstanding Trinidad Shares as of November 2, 2018; (ii) up to 844,275 Precision Shares that may be issued upon the exercise of the issued and outstanding Trinidad Options; and (iii) up to an additional 1,225,330 Precision Shares if required to be issued to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Plan of Arrangement.

Court Approval

On November 5, 2018, Trinidad obtained the Interim Order providing for the calling and holding of the Trinidad Meeting and other procedural matters. The Interim Order is attached as Appendix D to this Circular.

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Trinidad Arrangement Resolution and the Precision Transaction Resolution are approved at the Trinidad Meeting and the Precision Meeting, respectively, Trinidad will make an application to the Court for the Final Order at the Court House, 601 – 5th Street, S.W., Calgary, Alberta, Canada, on Thursday, December 13, 2018 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Circular. At the application, the Court will be requested to consider the fairness of the Arrangement. See "Procedure for the Arrangement to Become Effective — Court Approval".

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Regulatory Approvals

The Arrangement Agreement provides that receipt of all Required Regulatory Approvals, including under the Competition Act, is a condition precedent to the Arrangement becoming effective. See "Procedure for the Arrangement to Become Effective – Regulatory Approvals".

Stock Exchange Listings

Trinidad is a reporting issuer under the Securities Laws of each province of Canada. The Trinidad Shares are listed and posted for trading on the TSX under the symbol "TDG".

Precision is a reporting issuer under the Securities Laws of each province of Canada. The Precision Shares are listed and posted for trading on the TSX under the symbol "PD" and on the NYSE under the symbol "PDS".

It is anticipated that the Trinidad Shares will be delisted from the TSX following completion of the Arrangement. For information with respect to the trading history of the Precision Shares and Trinidad Shares, see Appendix H – "Information Concerning Trinidad" and Appendix I – "Information Concerning Precision", respectively.

It is a condition to the completion of the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement. Final approval is subject to Precision meeting all of the conditions set forth by the TSX in its approval letter. Precision intends to apply to the NYSE for the supplemental listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement, and expects to receive NYSE conditional approval prior to the Effective Date. Listing is subject to Precision fulfilling all of the listing requirements of the Exchanges.

Securities Law Matters

All Precision Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Securities Laws in Canada. The Precision Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under applicable Canadian Securities Laws.

The Precision Shares to be issued under the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof and in compliance with or pursuant to an exemption from the registration or qualification requirements of U.S. state or "blue sky" securities laws. The Precision Shares issuable to Trinidad Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Precision after the Effective Date or were affiliates of Precision within 90 days before the Effective Date. Any resale of such Precision Shares by such an affiliate (or such former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

Procedure for Exchange of Trinidad Share Certificates

A copy of the Letter of Transmittal is enclosed with this Circular. To receive the Precision Shares issuable pursuant to the Arrangement, the enclosed Letter of Transmittal must be duly completed, executed and returned with the certificate(s) representing Trinidad Shares, and any other documentation as provided in the Letter of Transmittal, to the offices of the Depositary specified in the Letter of Transmittal. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary at 1-800-564-6253.

Trinidad Shareholders whose Trinidad Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trinidad Shares. See "Procedure for the Arrangement to Become Effective – Procedure for Exchange of Trinidad Share Certificates".

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Dissent Rights

Pursuant to the Interim Order, registered Trinidad Shareholders have the right to dissent with respect to the Trinidad Arrangement Resolution. To exercise such right, a dissenting Trinidad Shareholder must send to Trinidad, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott W.N. Clarke, a written objection to the Trinidad Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on Tuesday, December 4, 2018, being the fifth Business Day immediately preceding the Trinidad Meeting.

In the event the Arrangement becomes effective, each Trinidad Shareholder who properly dissents and becomes a Trinidad Dissenting Shareholder will be entitled to be paid the fair value of the Trinidad Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. A Trinidad Shareholder who votes for the Arrangement shall not be entitled to dissent. A Trinidad Dissenting Shareholder may dissent only with respect to all of the Trinidad Shares held by such Trinidad Dissenting Shareholder. See Appendices D and E for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trinidad Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of Trinidad Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned Trinidad Shares to be registered in such holder's name prior to the time the written objection to the Trinidad Arrangement Resolution is required to be received by Trinidad, or alternatively, make arrangements for the registered holder of such Trinidad Shares to dissent on such holder's behalf. Pursuant to Section 191 of the ABCA, a Trinidad Shareholder is only entitled to dissent with respect to all of the Trinidad Shares held by such Trinidad Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Trinidad Dissenting Shareholder. See "Dissent Rights" and Appendix E.

The Arrangement Agreement provides that, unless otherwise waived by Precision, it is a condition to the completion of the Arrangement that in the case of Ensign or any Person or group jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights, or if neither Ensign nor any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in each case that have not been withdrawn as of the Effective Date. See "Dissent Rights".

Summary of Canadian Federal Income Tax Considerations

Generally, Trinidad Shareholders who are residents of Canada, are not exchanging Trinidad Shareholders, and hold their Trinidad Shares as capital property will not realize a capital gain (or a capital loss) upon the exchange of Trinidad Shares for Precision Shares under the Arrangement.

Trinidad Shareholders who are not resident in Canada and hold their Trinidad Shares as capital property will generally not realize a capital gain (or capital loss) under the Arrangement under applicable Canadian federal income tax laws unless such Trinidad Shares constitute "taxable Canadian property" to such Trinidad Shareholders.

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to Trinidad Shareholders in respect of the steps comprising the Arrangement, and the above comments are qualified in their entirety by reference to such summary. For more information, see "Certain Canadian Federal Income Tax Considerations".

Summary of Certain United States Federal Income Tax Considerations

Trinidad and Precision intend for the exchange of Trinidad Shares for Precision Shares pursuant to the Arrangement, together with any subsequent amalgamation, to be treated as a tax-deferred reorganization for U.S. federal income tax purposes, although no assurance can be provided in this regard. If the exchange and the amalgamation, taken together, qualify as a tax-deferred reorganization, then a U.S. Holder, as defined below, generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of Trinidad Shares for Precision Shares. If the exchange and the amalgamation, taken together, do not qualify as a tax-deferred reorganization, then a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the fair market value of the Precision Shares received pursuant to the Arrangement and the U.S. Holder's adjusted tax basis in the Trinidad Shares exchanged therefor. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences of the Arrangement to them.

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The Circular contains a discussion of certain U.S. federal income tax consequences of the Arrangement applicable to Trinidad Shareholders who are U.S. Holders. The above comments are qualified in their entirety by reference to that discussion. See "Certain United States Federal Income Tax Considerations".

Other Tax Considerations

This Circular discusses certain Canadian and United States federal income tax considerations applicable to Trinidad Shareholders. Tax consequences to Trinidad Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed, such Trinidad Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Precision Shares after the Arrangement. All Trinidad Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Precision Shares.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Trinidad Meeting and the Precision Meeting are held and the Trinidad Arrangement Resolution and the Precision Transaction Resolution are approved by the requisite majorities, Trinidad will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on Thursday, December 13, 2018, in form and substance satisfactory to Trinidad and Precision, and all other conditions specified in the Arrangement Agreement are satisfied or waived, Trinidad and Precision expect the Effective Date to occur as soon as practicable on or after December 13, 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving Required Regulatory Approvals, or an objection before the Court in the hearing of the application for the Final Order. See "Timing".

Selected Unaudited Pro Forma Financial Information for Precision

The Circular contains certain unaudited pro forma financial information for Precision after giving effect to the Arrangement for the year ended December 31, 2017 and for the six month period ended June 30, 2018.

These tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Precision for the year ended December 31, 2017 and the six month period ended June 30, 2018, including the notes thereto, attached as Appendix J to this Circular. Reference should also be made to: (a) the Precision Annual Financial Statements; (b) the Precision Q2 Financial Statements; (c) the Trinidad Annual Financial Statements; and (d) the Trinidad Interim Financial Statements, each of which are incorporated by reference herein. See "Information Concerning Post-Arrangement Precision – Pro Forma Information of Precision After Giving Effect to the Arrangement".

Risk Factors

Trinidad Securityholders voting in favour of the Trinidad Arrangement Resolution and Precision Shareholders voting in favour of the Precision Transaction Resolution will be choosing to combine the businesses of Trinidad and Precision and, in the case of Trinidad Securityholders, to invest in Precision Shares. The Arrangement and investment in Precision Shares involves risks.

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An investment in Precision Shares is subject to certain risks, which are generally associated with an investment in shares of an oilfield services company. The following is a list of certain additional risk factors associated with the Arrangement and the investment in Precision Shares which Trinidad Shareholders and Precision Shareholders should carefully consider before approving the Trinidad Arrangement Resolution and Precision Transaction Resolution, as applicable:

•	Trinidad and Precision may not realize the anticipated benefits of the Arrangement;

•	risks related to the integration of Trinidad's and Precision's existing businesses, including that Trinidad Shareholders and Precision Shareholders (as well as the respective creditors) will be exposed to additional business risks not previously applicable to their investments;

•	risks relating to the income tax consequences of the Arrangement and the taxation of Post-Arrangement Precision;

•	Shareholders may suffer additional dilution;

•	liabilities inherent in oilfield service operations;

•	failure to realize anticipated benefits of acquisitions and dispositions;

•	general economic conditions in Canada, the United States and globally;

•	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids;

•	governmental regulation of Trinidad's and Precision's businesses, including environmental regulation;

•	variation in foreign exchange rates and interest rates;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital and skilled personnel; and

•	the inability to obtain required consents, permits or approvals to the Arrangement, including shareholder, Court or Regulatory Approvals.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, the Precision AIF, the Precision Annual MD&A, the Precision Interim MD&A, the Trinidad AIF, the Trinidad Annual MD&A and the Trinidad Interim MD&A, each of which are incorporated herein by reference. See "Risk Factors" and "Forward-Looking Information". Trinidad Securityholders and Precision Shareholders should carefully consider all such risk factors.

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TRINIDAD SECURITYHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE TRINIDAD MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in Appendix A - "Glossary of Terms" in this Circular.

Q.        Where and when will the Trinidad Meeting be held?

A.	The Trinidad Meeting will be held in the Viking Room located at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on Tuesday, December 11, 2018.

Q.        What are the Trinidad Securityholders being asked to vote on?

A.	Trinidad Securityholders will be asked to consider and vote on the Trinidad Arrangement Resolution approving the Arrangement.

Q.        Why is the Trinidad Meeting being held?

A.	The Trinidad Meeting is being held because Trinidad and Precision agreed to combine their respective businesses and entered into the Arrangement Agreement.

Q.        What will Trinidad Shareholders receive for their Trinidad Shares?

A.	Trinidad Shareholders will receive 0.445 of a Precision Share for each Trinidad Share held pursuant to the Arrangement.

Q.        Who is entitled to vote at the Trinidad Meeting?

A.	Only Trinidad Securityholders of record on November 2, 2018 will be entitled to receive notice and vote at the Trinidad Meeting or any adjournment(s) or postponement(s) thereof and are entitled to one vote for each Trinidad Security held. However, to the extent that a Trinidad Shareholder transfers the ownership of any Trinidad Shares after November 2, 2018 and the transferee of those Trinidad Shares establishes ownership of such Trinidad Shares and demands, not later than ten days before the Trinidad Meeting, to be included in the list of Trinidad Securityholders eligible to vote at the Trinidad Meeting, such transferee will be entitled to vote those Trinidad Shares at the Trinidad Meeting. Holders of Trinidad Options and Trinidad SARs are not permitted to transfer their respective Trinidad Securities.

Q.        When do I have to vote my Trinidad Securities by?

A.	Your proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Trinidad Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Trinidad Meeting. The Chairman of the Trinidad Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Trinidad Meeting.

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Q.        How can a registered Trinidad Securityholder vote?

A.	Vote Online or by Facsimile

You will need to enter your 12-digit control number printed on the form of proxy.

Online: www.voteproxyonline.com

Facsimile: 1-416-595-9593

Vote by Mail

Mail your completed form of proxy to:

TSX Trust Company

Attention: Proxy Department

100 Adelaide Street West, Suite 301

Toronto, Ontario, M5H 4H1

Vote in Person

If you are a registered Trinidad Securityholder, you can attend the Trinidad Meeting and register with Trinidad's transfer agent, TSX Trust Company, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Trinidad Meeting.

Q.        How can a non-registered Trinidad Securityholder vote?

A.	Generally, you can vote by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form. If you wish to attend the Trinidad Meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with TSX Trust Company when you arrive at the meeting.

If you have any questions or require assistance in voting your securities, please contact D.F. King by telephone at 1-866-822-1240 (toll-free within North America) or 1-212-771-1133 (collect call outside North America) or email inquiries@dfking.com.

See "Information for Beneficial Holders" in the Circular.

Q.        Can I change my vote after I have voted by proxy?

A.	Yes. If you have already voted by phone or online, you can submit a new vote. The new vote will revoke your earlier vote. If you submitted your completed form of proxy by mail, you can submit a new vote by sending a later-dated form of proxy to Trinidad's transfer agent, TSX Trust Company. Proxies must be received in each case no later than 9:00 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Trinidad Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Trinidad Meeting.

In addition, a registered Trinidad Securityholder may revoke a proxy: (a) by instrument in writing executed by the registered Trinidad Securityholder or such registered Trinidad Securityholder's attorney authorized in writing or if the Trinidad Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with Trinidad's transfer agent, acting as scrutineers, at the office of Trinidad's transfer agent designated in the Notice of Meeting to Trinidad Securityholders and the Circular not later than 9:00 a.m. (Calgary time) on the Business Day preceding the day of the Trinidad Meeting (or any adjournment thereof) or with the Chairman on the day of the Trinidad Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) any other manner permitted by law.

Only registered Trinidad Securityholders have the right to revoke a proxy. Non-registered Trinidad Securityholders who wish to change their vote must, in sufficient time in advance of the Trinidad Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

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Q.        What are the benefits of the Arrangement?

A.	Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for Shareholders and will provide Shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow Shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of Post-Arrangement Precision. While near-term volatility in the public equities market has impacted the implied share price for Trinidad Shareholders (if the Trinidad Exchange Ratio is calculated as of the date of this Circular), the full financial and strategic value proposition for both companies' Shareholders remains strong. By contrast, the all-cash Ensign Offer would not allow Trinidad Shareholders to benefit from, or participate in, any potential upside of the resulting combined company.

•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies in addition to improved operating efficiencies. In voting FOR the Trinidad Arrangement Resolution, Trinidad Shareholders will have an opportunity to benefit from the expected synergies. Further, select one-time gains may be realized by monetizing excess assets.

•	Significant Cash Flow Generation Potential. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance Shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Further, Post-Arrangement Precision's profitability will benefit from scale efficiencies.

•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams.

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•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. Trinidad Shareholders will benefit from Precision's stronger corporate credit rating, compared to Trinidad's current corporate credit rating, with each of the credit rating agencies following Precision having signaled that Post-Arrangement Precision would have an enhanced credit profile.

In making its determination to support the Arrangement, the Trinidad Board considered the following attributes which support the long-term value creation potential of the Arrangement for Trinidad Shareholders:

•	Preferred Strategic Alternative. Following a thorough review of alternative strategic courses of action to the Ensign Offer, the Arrangement was determined by the Trinidad Board to be the preferred alternative. As part of its review, Trinidad, along with its financial and legal advisors, conducted significant due diligence as to the strategic merits of the Arrangement, including cost synergies and earnings and cash flow generation potential of Post-Arrangement Precision.

•	Greater Future Value. Trinidad Shareholders will have the opportunity to capture future value by participating in the growth opportunities associated with Trinidad's historic business and Precision's on-going business, as Post-Arrangement Precision will be stronger, more diversified and more efficient. By comparison, the all-cash Ensign Offer crystalizes Trinidad's valuation at a low price point in the industry cycle, with no benefits available for future upside or efficiency gains.

•	Increased Access to U.S. Capital Markets. Precision Shares trade on the NYSE, which will provide Trinidad Shareholders with access to a U.S. listing and increased exposure to the U.S. capital markets. In addition, Precision is currently covered by eleven equity research analysts who are based in the U.S., whereas Trinidad currently has no analyst coverage based in the U.S.

•	Relative Ownership and Board Representation. Immediately following completion of the Arrangement, the ownership of Precision Shares will be split with approximately 29% held by Trinidad Shareholders and approximately 71% by current Precision Shareholders. Trinidad Shareholders will also retain representation on the Precision Board through the election of Mr. Ken Stickland and the appointment of Ms. Nancy Laird to the Precision Board, which will take effect upon closing of the Arrangement.

•	Trinidad Fairness Opinion. TD Securities provided its opinion, the full text of which can be found at Appendix F to this Circular, that, as of October 4, 2018, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Trinidad Shareholders. See "The Arrangement — Trinidad Fairness Opinion".

•	Tax-Deferred Exchange. The exchange of Trinidad Shares for Precision Shares will generally be tax-deferred for Canadian resident Trinidad Shareholders and the Arrangement allows certain Canadian resident Trinidad Shareholders to elect to have the Arrangement treated as a taxable event.

Additionally, in evaluating the Arrangement, the Trinidad Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, at least 66 ⅔% of the votes cast by Trinidad Securityholders at the Trinidad Meeting are required to approve the Trinidad Arrangement Resolution and Trinidad Shareholders have the ability to exercise their Dissent Rights.

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Further, until the time that the Trinidad Arrangement Resolution is approved, the Trinidad Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

Q.        What approvals are required by Trinidad Securityholders at the Trinidad Meeting?

A.	The Trinidad Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast by the Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting.

In addition, pursuant to and in accordance with the policies of the TSX, Trinidad will be required to obtain the approval of the Trinidad Arrangement Resolution by a majority of the votes cast by the Trinidad Shareholders present in person or by proxy at the Trinidad Meeting.

Q.        What other approvals are required for the Arrangement to be completed?

A.	The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting.

The Arrangement Agreement also provides that receipt of all Required Regulatory Approvals including, without limitation, Competition Act Approval and receipt of conditional approval of the TSX and NYSE for the listing of the Precision Shares issuable pursuant to the Arrangement, is a condition precedent to the Arrangement becoming effective. See "Procedure for the Arrangement to Become Effective".

Q.        Does the Trinidad Board support the Arrangement?

A.	The Trinidad Board has unanimously: (i) determined that the Arrangement is fair to the Trinidad Shareholders; and (ii) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Trinidad and the Trinidad Shareholders.

The Trinidad Board unanimously recommends that Trinidad Securityholders VOTE IN FAVOUR of the Trinidad Arrangement Resolution and continues to recommend that Trinidad Shareholders do not tender their Trinidad Shares to the Ensign Offer.

See "The Arrangement – Recommendation of the Trinidad Board".

Q.        Are there support agreements in place with any Trinidad Securityholders?

A.	On October 5, 2018, the Trinidad Supporting Securityholders, which includes all of the directors and Executive Officers of Trinidad, holding an aggregate of 1,145,149 Trinidad Securities, entered into the Trinidad Support Agreements with Precision pursuant to which they agreed, among other things, to vote the Trinidad Securities beneficially owned or controlled or directed by them, directly or indirectly, at the Trinidad Meeting, in favour of the Trinidad Arrangement Resolution and all matters related thereto.

Q.        When will the Arrangement become effective?

A.	Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Trinidad Arrangement Resolution by Trinidad Securityholders, approval of the Precision Transaction Resolution by Precision Shareholders, the receipt of all necessary Regulatory Approvals and the granting of the Final Order. Trinidad and Precision expect the Effective Date to occur on or as soon as practicable after the satisfaction or waiver, where applicable, or all conditions to the Arrangement, currently anticipated to be on or about December 13, 2018.

See "Procedure for the Arrangement to Become Effective" and "Timing".

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Q.        What will happen if the Arrangement is not completed for any reason?

A.	Each of Trinidad and Precision has the right to terminate the Arrangement Agreement in certain circumstances. In certain circumstances, Trinidad will be required to pay Precision a non-completion fee of $20 million under the Arrangement Agreement. See "The Arrangement – The Arrangement Agreement – Termination".

Q.        Who can help answer my questions?

A.	If you have any questions, please contact D.F. King by telephone at 1-866-822-1240 (toll-free within North America) or 1-212-771-1133 (collect call outside North America) or email inquiries@dfking.com.

PRECISION SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE PRECISION MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in Appendix A - "Glossary of Terms" in this Circular.

Q: When and where is the Precision Meeting being held?

A:	The Precision Meeting will be held at Eighth Avenue Place, Suite 410 located at 525 – 8th Avenue S.W., Calgary, Alberta, Canada at 10:30 a.m. (Calgary time) on Tuesday, December 11, 2018.

Q: What are Precision Shareholders being asked to vote on?

A:	Precision Shareholders will be asked to vote on the Precision Transaction Resolution authorizing and approving the issuance of Precision Shares and the election of Mr. Ken Stickland, a director of Trinidad, to the Precision Board in connection with the Arrangement.

Q: Why is the Precision Meeting being held?

A:	The Precision Meeting is being held because Trinidad and Precision agreed to combine their respective businesses and entered into the Arrangement Agreement.

Pursuant to the rules of the TSX, shareholder approval is required in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. The Arrangement is expected to result in the issuance of a number of Precision Shares equal to approximately 42% of the 293,781,836 issued and outstanding Precision Shares on a non-diluted basis as of November 2, 2018. The TSX will generally not require further shareholder approval for the issuance of up to an additional 30,939,598, such number being 25% of the number of Precision Shares approved by Precision Shareholders for the Arrangement.

Q: What will Trinidad Shareholders receive for their Trinidad Shares?

A:	Holders of Trinidad Shares will receive 0.445 of a Precision Share for each Trinidad Share held pursuant to the Arrangement.

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Q: How many Precision Shares are issuable pursuant to the Arrangement?

A:	Precision Shareholders will be asked to approve the issuance of up to 123,758,393 Precision Shares in connection with the Arrangement, consisting of: (i) up to 121,688,788 Precision Shares to be issued based on the issued and outstanding Trinidad Shares as of November 2, 2018; (ii) up to 844,275 Precision Shares that may be issued upon the exercise of the issued and outstanding Trinidad Options; and (iii) up to an additional 1,225,330 Precision Shares if required to be issued to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Plan of Arrangement.

Assuming that there are no Trinidad Dissenting Shareholders and all "in-the-money" Trinidad Options are exercised, there will be, immediately following the completion of the Arrangement, approximately 417,540,229 Precision Shares issued and outstanding. In such circumstances: (i) former Trinidad Shareholders will hold approximately 122,533,063 Precision Shares immediately following completion of the Arrangement, representing approximately 29% of the then issued and outstanding Precision Shares; and (ii) holders of Precision Shares immediately prior to the completion of the Arrangement will hold Precision Shares representing approximately 71% of the then issued and outstanding Precision Shares.

Q: Who is entitled to vote at the Precision Meeting?

A:	Only Precision Shareholders of record on November 2, 2018 will be entitled to receive notice of and vote at the Precision Meeting, or any adjournment or postponement thereof. However, to the extent that a Precision Shareholder transfers the ownership of any Precision Shares after November 2, 2018 and the transferee of those Precision Shares establishes ownership of such Precision Shares and demands, not later than ten days before the Precision Meeting, to be included in the list of Precision Shareholders eligible to vote at the Precision Meeting, such transferee will be entitled to vote those Precision Shares at the Precision Meeting.

Q: When do I have to vote my Precision Shares by?

A:	Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Precision Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Precision Meeting. The Chairman of the Precision Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Precision Meeting.

Q: How do I vote my Precision Shares?

A:	Registered Precision Shareholders:

Vote Online or by Phone

You will need to enter your 15-digit control number printed on the form of proxy.

Online: www.investorvote.com

Phone: 1-866-732-VOTE (8683)

Vote by Fax

Fax your completed form of proxy to: 1-866-7775 or 1-416-263-9524

Vote by Mail

Mail your completed form of proxy to:

Computershare Trust Company of Canada

Attention: Proxy Department

135 West Beaver Creek, P.O. Box 300

Richmond Hill, Ontario, L4B 4R5

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Vote in Person

If you are a registered Precision Shareholder, you can attend the Precision Meeting and register with Precision's transfer agent, Computershare, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Precision Meeting.

Beneficial Precision Shareholders:

Generally, you can vote by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form. If you wish to attend the Precision Meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

If you have any questions or require assistance in voting your shares, please contact Evolution Proxy by telephone at 1-844-226-3222 (toll-free within North America) or 1-416-855-0238 (collect call outside North America) or email info@evolutionproxy.com.

Q: Can I change my vote after I have voted by proxy?

A:	Yes. If you have already voted by phone or online, you can submit a new vote. The new vote will revoke your earlier vote. If you submitted your completed form of proxy by mail, you can submit a new vote by sending a later dated form of proxy to Precision's transfer agent. Proxies must be received in each case no later than 10:30 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Precision Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Precision Meeting.

In addition, a registered Precision Shareholder may revoke a proxy: (a) by instrument in writing executed by the registered Precision Shareholder or such registered Precision Shareholder's attorney authorized in writing or if the Precision Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with Precision's transfer agent, acting as scrutineers, at the office of Precision's transfer agent designated in the Notice of Meeting to Precision Shareholders and the Circular not later than 10:30 a.m. (Calgary time) on the Business Day preceding the day of the Precision Meeting (or any adjournment thereof) or with the Chairman on the day of the Precision Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) any other manner permitted by law.

Only registered Precision Shareholders have the right to revoke a proxy. Beneficial Precision Shareholders who wish to change their vote must in sufficient time in advance of the Precision Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

Q: What are the benefits of the Arrangement?

A:	Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for Shareholders and will provide Shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow Shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of Post-Arrangement Precision. While near-term volatility in the public equities market has impacted the implied share price for Trinidad Shareholders (if the Trinidad Exchange Ratio is calculated as of the date of this Circular), the full financial and strategic value proposition for both companies' Shareholders remains strong.

•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies in addition to improved operating efficiencies. Precision has independently conducted a detailed review of potential synergies based upon information available to it, including information provided by Trinidad, and estimates the combination will result in approximately $52 million in annualized cost synergies, including $37 million in fixed cost synergies and $15 million related to operational efficiencies. In voting FOR the Precision Transaction Resolution, Precision Shareholders will have an opportunity to benefit from the expected synergies. Further, select one-time gains may be realized by monetizing excess assets.

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•	Significant Cash Flow Generation Potential. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance Shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Further, Post-Arrangement Precision's profitability will benefit from scale efficiencies.

•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams.

•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. Trinidad Shareholders will benefit from Precision's stronger corporate credit rating, compared to Trinidad's current corporate credit rating, with each of the credit rating agencies following Precision having signaled that Post-Arrangement Precision would have an enhanced credit profile.

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The Precision Board also believes the Arrangement is consistent with Precision's stated strategic corporate priorities and that the following attributes support the long-term value creation potential of the Arrangement for Precision Shareholders:

•	Sizeable and Immediate Cost Synergies of approximately $52 Million Annually. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has refined its initial estimate of annualized fixed cost synergies and now expects to realize annualized fixed cost synergies of approximately $37 million. Precision has also completed additional analysis relating to operating efficiency synergies and expects to realize additional annualized field-level synergies of approximately $15 million. Precision expects the annualized run rate impact of these cost reductions, including both the fixed cost component and operational cost savings, to be realized by year end 2019.

•	Substantial U.S. Presence. Precision will increase its active rig count in the U.S. by approximately 50%, making Post-Arrangement Precision the third-largest drilling contractor in the country, improving visibility with potential customers and employees. Additionally, the increased number of marketed rigs and geographic depth will better enable Precision to address U.S. customer demand. Precision Shareholders will benefit from the growth opportunities and synergies associated with Post-Arrangement Precision, which is anticipated to be a larger, stronger and more diverse company than Precision as it currently exists.

•	Accretive. The Arrangement is expected to be significantly accretive to Precision's cash flow per share.

•	De-leveraging. The Arrangement is expected to assist with de-leveraging on a debt/EBITDA basis.

•	Increased International Presence. Precision Shareholders will benefit from significantly increased scale in international operations, specifically in the Middle East. Increased scale will allow Post-Arrangement Precision to address a larger number of growth opportunities and improve profitability though realizing synergies in international operations.

•	Increased Cash Flow. The increased cash flow of Post-Arrangement Precision will enable Precision to enhance value of existing Precision Shares by using increased cash flow to reduce debt levels and fund the most attractive growth opportunities.

•	New Debt Reduction Targets. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018. This represents an incremental $100 million from Precision's current long-term stated range and a newly stated 2019 Post-Arrangement Precision debt reduction target range. In 2019, Post-Arrangement Precision expects to reduce debt levels by $100 million to $150 million.

•	Potential Sale Proceeds. Expected proceeds of approximately $50 million from intended property sales and the proceeds from the anticipated sale of 50 rigs currently located in Canada would be used to accelerate debt reduction targets. Precision has already received strong interest from multiple parties about participating in the rig sale.

RBC provided its opinion, the full text of which can be found at Appendix G to this Circular, that, as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Precision. See "The Arrangement – Precision Fairness Opinion".

Additionally, in evaluating the Arrangement, the Precision Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, a majority of the votes cast by Precision Shareholders at the Precision Meeting are required to approve the Precision Transaction Resolution. If the Precision Transaction Resolution is not approved, the Arrangement cannot proceed as proposed.

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Q:	What approvals are required by Precision Shareholders at the Precision Meeting?

A:	The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting.

Q:	What other approvals are required for the Arrangement to be completed?

A:	In order for the Arrangement to be completed, the Trinidad Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Trinidad Securityholders, present in person or represented by proxy, at the Trinidad Meeting, voting as a single class. In addition, the Arrangement requires approval by the Court.

In addition, pursuant to and in accordance with the policies of the TSX, Trinidad will be required to obtain the approval of the Trinidad Arrangement Resolution by a majority of the votes cast by the Trinidad Shareholders present in person or by proxy at the Trinidad Meeting.

The Arrangement Agreement also provides that receipt of all Required Regulatory Approvals including, without limitation, Competition Act Approval and receipt of conditional approval of the TSX and NYSE for listing of the Precision Shares issuable pursuant to the Arrangement, is a condition precedent to the Arrangement becoming effective.

See "Procedure for the Arrangement to Become Effective".

Q:	Does the Precision Board support the Arrangement?

A:	The Precision Board has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Precision; and (ii) recommends that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution.

See "The Arrangement – Recommendation of the Precision Board".

Q:	Are there support agreements in place with any Precision Shareholders?

A:	On October 5, 2018, the Precision Supporting Shareholders, which includes all of the directors and officers of Precision, holding an aggregate of 1,449,045 Precision Shares, entered into the Precision Support Agreements with Precision pursuant to which they agreed, among other things, to vote the Precision Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Precision Meeting in favour of the Precision Transaction Resolution and all matters related thereto.

Q:	When will the Arrangement become effective?

A:	Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Trinidad Arrangement Resolution by Trinidad Securityholders, approval of the Precision Transaction Resolution by Precision Shareholders, the receipt of all necessary Regulatory Approvals and the granting of the Final Order. Trinidad and Precision expect the Effective Date to occur on or as soon as practicable after the satisfaction or waiver, where applicable, or all conditions to the Arrangement, currently anticipated to be on or about December 13, 2018.

See "Procedure for the Arrangement to Become Effective" and "Timing".

Q:	What will happen if the Arrangement is not completed for any reason?

A:	Each of Trinidad and Precision has the right to terminate the Arrangement Agreement in certain circumstances. In certain circumstances, Trinidad will be required to pay Precision a non-completion fee of $20 million under the Arrangement Agreement.

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See "The Arrangement – The Arrangement Agreement – Termination".

Q:	Who can help answer my questions?

A:	If you have any questions, please contact Evolution Proxy by telephone at 1-844-226-3222 (toll-free within North America) or 1-416-855-0238 (collect call outside North America) or email info@evolutionproxy.com.

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THE ARRANGEMENT

Background to the Arrangement - Trinidad

The Trinidad Board and senior management of Trinidad continually assess opportunities to enhance value for Trinidad Shareholders. In particular, throughout 2017, the Trinidad Board and senior management were concerned that the trading price of the Trinidad Shares did not adequately reflect the value of Trinidad. This was being driven, in part, by macroeconomic factors, a prolonged period of low oil and natural gas prices, a corresponding decline in contract drilling activity and compression of dayrates in both Canada and the United States. In addition, the Trinidad Board and senior management believed that the trading price of the Trinidad Shares was being disproportionately negatively impacted vis-à-vis many of its publicly traded peers.

This negative impact on trading price was in spite of steps taken by Trinidad over 2017 to improve value for Trinidad Shareholders and financial performance, including:

(i)	changes to executive management;

(ii)	alteration to the executive compensation program to improve alignment with Trinidad Shareholder return;

(iii)	cost cutting initiatives that lowered costs through improved supply chain and project management (saving approximately $7 million over 12 months); and

(iv)	an expected 30% reduction in general and administrative costs from 2017 through headcount and salary reductions and tighter expense management.

Despite these changes, similar concerns over the trading price of the Trinidad Shares and other elements of Trinidad's strategy were also voiced by certain Trinidad Shareholders to the Trinidad Board and members of management.

To address these concerns, on December 22, 2017, the Trinidad Board determined that it was in Trinidad's best interests to appoint a special committee of certain independent directors (the "Independent Committee") consisting of Messrs. Ken Stickland (as Chair), Jim Brown and David Halford to, among other things, assess and examine a broad range of alternatives to enhance value for Trinidad Shareholders (each a "Value Enhancement Initiative"), including potential change of control transactions, asset dispositions, cost-cutting initiatives, a revised business strategy, as well as initiatives to stay independent. On December 29, 2017, the Trinidad Board approved the retention of TD Securities as its independent financial advisor to assist with a review and development of various Value Enhancement Initiatives, as well as the retention of Longview as Trinidad's communications advisor and D.F. King as proxy solicitation advisor and information agent, should such services become necessary.

Overall, the Strategic Review Special Committee (as defined below) (and its predecessor, the Independent Committee) met at least weekly from late December, 2017 to July 31, 2018, typically with senior management and Trinidad's legal and financial advisors in attendance. During these meetings, the Strategic Review Special Committee reviewed the ongoing status of discussions and negotiations with multiple third parties on a variety of the potential Value Enhancement Initiatives described below. Similarly, the Trinidad Board met frequently with the Strategic Review Special Committee (often with senior management and Trinidad's legal and financial advisors in attendance) during the same period to receive updates on the Strategic Review Process and provide guidance and direction on the overall process.

The Trinidad Board was extensively engaged throughout this period, meeting frequently to receive updates from the Independent Committee, members of senior management and Trinidad's professional advisors, and to provide feedback and direction on the various Value Enhancement Initiatives being considered. In addition, representatives of the Board and senior management engaged with certain Trinidad Shareholders to identify their concerns and their priority Value Enhancement Initiatives.

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Following this comprehensive assessment, at a meeting of the Trinidad Board held on February 19, 2018, TD Securities recommended that Trinidad pursue a publicly-announced strategic review process through which Trinidad would continue to evaluate Value Enhancement Initiatives, including a "stay-independent" alternative. During this time, Trinidad would continue as an ongoing entity, while it broadly solicited interest from third parties to participate in Value Enhancement Initiatives (the "Strategic Review Process"). In addition, the Independent Committee advised the Trinidad Board that after extensively considering the alternatives, and relying on the extensive analysis of senior management and the advice of Trinidad's professional advisors, the Independent Committee was recommending that the Trinidad Board approve the Strategic Review Process. After considering senior management's analysis of corporate opportunities, the advice of Trinidad's professional advisors and the recommendation of the Independent Committee, the Trinidad Board authorized the Strategic Review Process to begin immediately. In recognition of the change in mandate associated with the Strategic Review Process, the Independent Committee was reconstituted, with the same members, from an Independent Committee to a special committee of independent directors (the "Strategic Review Special Committee").

On February 20, 2018, Trinidad publicly announced the initiation of the Strategic Review Process.

Concurrent with the Strategic Review Process, Trinidad took further actions to improve Trinidad's performance, including:

(i)	the sale of certain non-core assets, including three drilling rigs in the Middle East;

(ii)	increasing engagement with Trinidad Shareholders;

(iii)	undertaking a renewal of the Trinidad Board (as further described below);

(iv)	increasing its international drilling activity and contract base; and

(v)	relocating rigs to higher margin areas.

TD Securities, with the participation of the Trinidad Board and members of senior management, developed a fulsome list of third parties to invite to participate in the Strategic Review Process, including competitors, private equity and other participants in the oil and gas industry, both in Canada and internationally. Ensign was invited to participate in the Strategic Review Process, but declined.

The Strategic Review Process had a particular focus on the potential purchase of some or all of the Trinidad Shares or Trinidad's assets. As part of this process, Trinidad established a comprehensive virtual data room to provide interested parties with access to information to assist them in further understanding the value of Trinidad. By mid-April, 2018, numerous third parties, including Precision, had executed confidentiality agreements with Trinidad, and received access to the virtual data room and presentations from members of senior management. There were extensive discussions with these third parties regarding the potential Value Enhancement Initiatives with respect to transaction value and structure. Such third parties were subsequently invited to provide non-binding proposals outlining their interest in participating in a Value Enhancement Initiative with Trinidad. As a result, multiple non-binding proposals were received by Trinidad from interested parties, including Precision, on May 30, 2018. On June 7, 2018 Trinidad and Precision executed a confidentiality agreement to enable Trinidad to conduct reciprocal due diligence on Precision. Following a review of non-binding proposals and a determination that they were not adequate, Trinidad reached out to the interested parties with additional information respecting Trinidad to support their ability to offer additional value. As a result, interested parties were requested to resubmit final non-binding proposals. Precision re-submitted a non-binding proposal on June 18, 2018.

TD Securities worked extensively with members of senior management to provide this additional information to the interested parties, as well as providing responses to additional diligence questions from the interested parties. The requested final non-binding proposals were received by Trinidad from all of the interested parties, including Precision, by the required deadline.

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On June 30, 2018, both a Strategic Review Special Committee meeting and a Trinidad Board meeting were convened to discuss potential alternatives under the Strategic Review Process, including the analysis of their legal and financial advisors of the final non-binding proposals received from the interested parties. Of the alternatives, the non-binding proposal of Precision had the potential to provide the most value and the Board determined that it was in the best interests of Trinidad to approach Precision to enter into a non-binding letter of intent (the "Letter of Intent") to enter into exclusive negotiations respecting an acquisition of the Trinidad Shares by Precision. Both its financial and legal advisors provided advice to the Strategic Review Special Committee and the Trinidad Board as to certain of the terms that should be provided in any such Letter of Intent.

On July, 4, 2018, based on the advice of its legal and financial advisors and the recommendation of the Strategic Review Special Committee, the Trinidad Board directed TD Securities to initiate contact with Precision and commence negotiations on the key terms of the Letter of Intent. Following extensive negotiations and based, in part, on the recommendation of its financial advisor, the advice of its legal advisor and the analysis of management, on July 19, 2018, the Trinidad Board approved the Letter of Intent substantially on the terms provided to it. Trinidad and Precision executed the Letter of Intent on July 20, 2018.

Immediately upon execution of the Letter of Intent, Trinidad and Precision and their respective advisors engaged in extensive discussions and negotiations on the outstanding transaction issues and a form of definitive acquisition agreement. In spite of the considerable efforts of both sides, the Parties were unable to reach agreement on the final terms of a transaction. On July 25, 2018, the Parties terminated the Letter of Intent.

Based partially on the advice of its financial advisors, the Trinidad Board determined that the form and value of the other non-binding proposals would not result in a transaction which would be in the best interests of Trinidad or the Trinidad Shareholders.

On July 31, 2018, after receiving the recommendation of the Strategic Review Special Committee following extensive analysis of alternatives by management and, after receiving the advice of TD Securities, the Trinidad Board determined it was in the best interests of Trinidad to formally conclude the Strategic Review Process and determined the best alternative to improving Trinidad Shareholder value was to pursue Trinidad's revised five-year strategic plan, capitalizing on Trinidad's operational excellence, strong customer base, geographic diversity and solid financial position. Trinidad's decision was publicly announced on August 1, 2018.

The Ensign Offer

On August 11, 2018, Mr. Bob Geddes, President and Chief Operating Officer of Ensign, called Mr. Stickland to advise that Ensign currently owned just under 10% of the Trinidad Shares and was prepared to make an all-cash offer for Trinidad Shares. Mr. Geddes advised that a written offer would be forthcoming and would remain open for an unreasonably short 24 hour period, after which time, if not accepted, such offer would be made directly to the Trinidad Shareholders. A letter outlining the offer was electronically delivered to Mr. Stickland later that afternoon.

On the morning of August 12, 2018, the Trinidad Board, along with its financial and legal advisors, held a special meeting to discuss the offer submitted by Ensign to acquire the Trinidad Shares at a price of $1.68 per share. After thorough analysis of the terms of the offer and after receiving financial advice from its financial advisors, the Trinidad Board determined the offer was not in the best interests of Trinidad or the Trinidad Shareholders.

The Trinidad Board advised Ensign it was willing to provide Ensign with access to more information on the value of Trinidad, subject to the terms of a standard confidentiality agreement. Ensign was promptly provided with Trinidad's standard form of confidentiality agreement, which was in substantially the same form executed by all of the parties which participated in the Strategic Review Process. Ensign contacted Mr. Stickland and TD Securities after receiving the confidentiality agreement and advised them that Ensign would not accept a standstill provision, which is part of Trinidad's standard confidentiality agreement. TD Securities advised Ensign that Trinidad was willing to discuss the terms of the standstill provision. Mr. Geddes indicated that he had consulted with Ensign's Chairman of the Board, Mr. Murray Edwards, on the standstill provision and Ensign subsequently declined this offer for further discussions.

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On August 13, 2018, prior to market open, Ensign disseminated a news release (the "Ensign News Release") indicating it intended to make an all-cash offer of $1.68 for all of the issued and outstanding Trinidad Shares.

Following the dissemination of the Ensign News Release, the Trinidad Board held a special meeting and determined it was in Trinidad's best interest to re-constitute a special committee of independent directors (the "Special Committee") consisting of Mr. Stickland (as chair), Mr. Brown and Mr. Halford. The Trinidad Board formally re-engaged TD Securities as independent financial advisor with a mandate to pursue strategic alternatives to the Ensign Offer, re-engaged D.F. King as its information agent and confirmed Longview's mandate as communications advisor. During this special meeting, the Trinidad Board, along with its external advisors, discussed the content of the Ensign News Release and Trinidad's response. Trinidad subsequently issued a news release on August 13, 2018 recommending that Trinidad Shareholders not take any action on the announcement of Ensign's intention to make an offer until the Trinidad Board had an opportunity to consider and evaluate the Ensign Offer.

Thereafter, the Trinidad Board and the Special Committee continued to meet regularly with their advisors and members of management to: (i) receive ongoing updates on the market reaction to the Ensign Offer; (ii) further develop Trinidad's response plan; and (iii) discuss and evaluate the implementation of Trinidad's revised five-year strategy.

On August 17, 2018, the Trinidad Board met to consider the implications of Ensign's intention to make an offer on Trinidad's Shareholder Rights Plan and, upon the advice of its legal advisor, determined it was in Trinidad's best interests to extend the Separation Time (as defined in the Trinidad Shareholder Rights Plan) until the last Business Day before the Expiry Time (as such time is defined in the Ensign take-over bid circular dated August 30, 2018). This was a technical requirement to ensure that the Trinidad Shareholder Rights Plan was not triggered prematurely.

Subsequent to August 14, 2018, Trinidad and TD Securities contacted a significant number of parties including competitors, private equity and other participants in the oil and gas industry, both in Canada and internationally, who might be interested in a transaction with Trinidad that would provide enhanced value to Trinidad Shareholders in excess of the $1.68 contemplated by the Ensign Offer. TD Securities contacted several parties, including Precision and others who participated in the Strategic Review Process, and Trinidad began engaging in ongoing discussions with multiple parties.

On August 30, 2018, the Ensign Offer was formally commenced. That same day, Precision held a diligence session with Trinidad to review certain operational and financial items and negotiations began on key transaction terms.

On September 17, 2018, Trinidad received a revised non-binding proposal from Precision and negotiations continued on key transaction terms.

On September 30, 2018, Trinidad and Precision entered into a non-binding letter of intent for a proposed acquisition of all the issued and outstanding Trinidad Shares by Precision by way of a plan of arrangement (the "Revised Letter of Intent"). The Revised Letter of Intent provided Precision with an exclusivity period for the completion of due diligence, negotiation of final transaction terms and execution of transaction documents.

Following execution of the Revised Letter of Intent, the Parties and their respective advisors commenced extensive due diligence and engaged in exclusive negotiations with respect to the terms of a potential business combination and the terms of a definitive arrangement agreement. During this period, the Special Committee and Trinidad Board met regularly to review the status of due diligence and negotiations. Following completion of due diligence and negotiations, the Trinidad Board met on the evening of October 4, 2018 to review and consider the merits of a potential business combination with Precision and the recommendation of the Special Committee to approve the Arrangement. At the Trinidad Board meeting, TD Securities delivered its verbal opinion that as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Trinidad Shareholders. The Trinidad Board reviewed the due diligence and negotiation processes with senior management of Trinidad and its legal and financial advisors. Following this discussion, the Board reviewed the definitive Arrangement Agreement with legal counsel. After the Trinidad Board considered, among other things, the final terms of the Arrangement Agreement, the verbal fairness opinion of TD Securities and the impact of the Arrangement on the various stakeholders of Trinidad, the Trinidad Board unanimously: (a) determined that: (i) the Arrangement is fair to Trinidad Shareholders; and (ii) the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Trinidad and the Trinidad Shareholders; (b) approved the entering into of the Arrangement Agreement; and (c) resolved to recommend that Trinidad Securityholders VOTE IN FAVOUR of the Arrangement.

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In reaching these determinations and making these approvals the Trinidad Board considered, among other things, the factors and potential benefits and risks of the Arrangement, including in relation to the Ensign Offer, set forth under the heading "Benefits of the Arrangement".

Trinidad and Precision entered into the Arrangement Agreement on October 5, 2018 prior to market open. A copy of the Arrangement Agreement was filed on the SEDAR website at www.sedar.com under Trinidad's profile and is attached to this Circular as Appendix C.

Background to the Arrangement – Precision

Precision senior management and the Precision Board meet regularly and review, among other things, Precision's ongoing business objectives and possible strategic transactions with a view to maximizing shareholder value. Precision senior management regularly evaluates and reviews the merits of acquisition opportunities and, in conjunction therewith, the possibility of participating in one or more transactions aimed at increasing the size, financial flexibility, liquidity and growth platform of Precision. As part of this regular evaluation, when approached by Trinidad's financial advisor, TD Securities, in respect of the strategic review process being undertaken by Trinidad, Precision entered into a confidentiality agreement with Trinidad on April 11, 2018 enabling it to conduct limited due diligence on Trinidad.

On May 29, 2018, the Precision Board met to consider the merits of evaluating a potential business combination with Trinidad. Precision senior management advised the Precision Board that it was interested in pursuing a potential business combination with Trinidad and discussed general industry themes along with Precision's overall industry position. The Precision Board supported further negotiations with Trinidad and the submission by senior management of a non-binding bid with respect to a potential business combination. On May 30, 2018, Precision submitted a non-binding bid to Trinidad in accordance with Trinidad's bid instructions. On June 7, 2018, Trinidad and Precision executed a confidentiality agreement to enable Trinidad to conduct additional due diligence on Precision. All interested parties were instructed to provide updated non-binding bids by June 18, 2018 and, on June 18, 2018, Precision submitted an updated non-binding bid to Trinidad in accordance with Trinidad's bid instructions. On July 4, 2018, Precision was contacted by Trinidad's financial advisor, TD Securities, as the preferred bidder, and negotiations began on key transactions terms.

On July 20, 2018, Trinidad and Precision executed the Letter of Intent that provided for an exclusivity period in favour of Precision, the completion of mutual due diligence and the negotiation and execution, subject to board approval of both Trinidad and Precision, of a definitive arrangement agreement.

Immediately upon execution of the Letter of Intent, Trinidad and Precision and their respective advisors commenced extensive due diligence and engaged in exclusive negotiations with respect to the terms of a potential business combination and the terms of a definitive arrangement agreement. In spite of the considerable efforts of both sides, the Parties were unable to reach agreement on the final terms of a potential business combination. On July 24, 2018, the Parties terminated their negotiations and all due diligence was halted. The Letter of Intent was formally terminated on July 25, 2018.

On August 1, 2018, Trinidad announced the conclusion of its Strategic Review Process.

On August 13, 2018, Ensign issued the Ensign News Release, announcing that it had acquired 9.8% of the outstanding Trinidad Shares and that it intended to make an all-cash offer of $1.68 for each Trinidad Share outstanding. Trinidad subsequently recommended that Trinidad Shareholders not take any action with respect to Ensign's intention to make an offer until the Trinidad Board had an opportunity consider and evaluate the Ensign Offer.

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In late August, Precision was contacted along with other interested parties by Trinidad's financial advisor, TD Securities, regarding whether it was interested in an alternative transaction with Trinidad that would provide enhanced value to Trinidad Shareholders. Precision senior management requested a diligence session with Trinidad on August 30, 2018 to review certain operational and financial items and negotiations began on key transaction terms.

On August 30, 2018, Ensign filed its take-over bid circular and on September 13, 2018, Trinidad filed its Directors' Circular that included the recommendation of the Trinidad Board that Trinidad Shareholders reject Ensign's offer.

On September 17, 2018, Precision submitted a revised proposal to Trinidad in accordance with Trinidad's bid instructions and negotiations continued on key transactions terms.

On September 30, 2018, Trinidad and Precision executed the Revised Letter of Intent that provided for an exclusivity period in favour of Precision, the completion of due diligence and the negotiation and execution, subject to board approval of both Trinidad and Precision, of a definitive arrangement agreement.

Immediately upon execution of the Revised Letter of Intent, Trinidad and Precision and their respective advisors commenced extensive due diligence and engaged in exclusive negotiations with respect to the terms of a potential business combination and the terms of a definitive arrangement agreement. Following completion of due diligence and negotiations, the Precision Board met on the evening of October 4, 2018 to review and consider the merits of a potential business combination with Trinidad. At the Precision Board meeting, RBC delivered its verbal opinion that as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Precision. The Precision Board reviewed the due diligence and negotiation processes with senior management and discussed, the final terms of the business combination and the final terms of the definitive arrangement agreement, with legal counsel, and the verbal fairness opinion of RBC. After the Precision Board considered, among other things, the final terms of the Arrangement Agreement, the verbal fairness opinion of RBC and the impact of the Arrangement on the various stakeholders of Precision, the Precision Board unanimously determined that the Arrangement and the entry into of the Arrangement Agreement were in the best interests of Precision and unanimously recommended that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution.

Trinidad and Precision signed the Arrangement Agreement before market open on October 5, 2018 and immediately thereafter, each of Trinidad and Precision issued a press release announcing the Arrangement.

Benefits of the Arrangement

Trinidad and Precision strongly believe the financial and strategic benefits of this combination are uniquely compelling for Shareholders and will provide Shareholders of both Trinidad and Precision an opportunity to realize significant long-term value creation based on the following:

•	Long-Term Value Creation Opportunity through Continued Equity Ownership. The Arrangement has been structured as a share exchange to allow shareholders of both Trinidad and Precision to benefit from and continue to participate in long-term value creation and the synergies of Post-Arrangement Precision. By contrast, the all-cash Ensign Offer would not allow Trinidad Shareholders to benefit from, or participate in, any potential upside of the resulting combined company. While near term volatility in the public equities market has impacted the implied share price for Trinidad Shareholders (if the Trinidad Exchange Ratio is calculated as of the date of this Circular), the full financial and strategic value proposition for both companies' shareholders remains strong. Both management teams conducted extensive diligence on the earnings and cash flow generation potential of Post-Arrangement Precision and believe there continues to be significant upside potential with a high-quality asset base, industry leading technology and increased scale to drive free cash flow.

•	Sizeable and Immediate Cost Synergies. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has independently conducted a detailed review of potential synergies based upon information available to it, including information provided by Trinidad, and estimates the combination will result in approximately $52 million in annualized cost synergies, including $37 million in fixed cost synergies and $15 million related to operational efficiencies. In voting FOR the Trinidad Arrangement Resolution and the Precision Transaction Resolution, as applicable, all shareholders of Post-Arrangement Precision will have an opportunity to benefit from the expected synergies. Further, select one-time gains may be realized by monetizing excess assets.

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•	Significant Cash Flow Generation Potential. The high performance Tier 1 fleets of Trinidad and Precision have been well maintained and have benefitted from significant growth investments over the past decade, limiting the go-forward capital required to generate strong utilization and strong day rates. Strong combined free cash flow will enhance Post-Arrangement Precision's ability to accelerate Precision's stated multi-year debt reduction plan while pursuing the most attractive future investment opportunities to enhance shareholder value. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018.

•	Creates a Unique Industry-Leading, High-Performance Land Driller. Post-Arrangement Precision will be one of the largest North American land drillers, with a broad customer base, established operations in every key unconventional oil and gas basin in North America and a growing international footprint. In total, following the planned sale of 50 rigs currently located in Canada, Post-Arrangement Precision will operate 348 rigs globally, with a North American fleet of 322 rigs and an international fleet of 26 rigs. The expanded fleet will consist of high quality, marketable equipment, with more than 200 North American and 10 international rigs currently active. Additionally, an increased inventory of economically upgradeable rigs is expected to drive future growth opportunities.

•	Third-largest U.S. Land Driller. As the third-largest drilling contractor in the U.S., Post-Arrangement Precision will be well positioned to capitalize on industry activity and address strong customer demand across all key basins supported by a complementary customer base. Current U.S. customer demand for the most technically capable and operationally efficient rigs is exceeding 2014 levels and Post-Arrangement Precision will be providing services to 8 of the top 10 most active exploration and production companies in the U.S., based on activity over the past 18 months. Post-Arrangement Precision will have critical scale in its key markets and will be able to accelerate future growth as opportunities emerge.

•	Expanded International Growth Opportunities. Post-Arrangement Precision will have a larger international fleet and customer base, specifically in the Middle East. This expanded platform is expected to drive improved rig contracting opportunities for future international growth. In Kuwait, Post-Arrangement Precision expects to realize strong synergies by eliminating the need for redundant operating bases with Precision's well-established infrastructure existing in the country. In addition, Post-Arrangement Precision's experience and increased scale will assist in optimizing international rig deployment projects and improving rig deliverability with an ongoing focus on attractive economics. Post-Arrangement Precision's profitability will benefit from scale efficiencies.

•	Leader in Land Drilling Technology with Future Growth Opportunities. Post-Arrangement Precision will have an expanded platform for rig automation technologies and integrated directional drilling deployment, creating a distinctive service offering and an opportunity to achieve higher return on investment. Furthermore, Trinidad's digital strategy and RigMinder technology portfolio are complementary to Precision's efficiency-driven technology offering, delivering comprehensive solutions to customers and creating additional revenue streams. RigMinder's EDR system utilizes not only traditional surface sensors, but also hundreds of control system data streams, with the potential to provide a deeper insight into drilling operations. RigMinder also has the potential to serve as the backbone infrastructure for a network of Industrial Internet of Things (IIoT) devices, to help drive drilling process efficiencies. Criterion's drilling software complements Precision's de-manning directional drilling strategy and can be applied to Post-Arrangement Precision's fleet of 348 rigs. Post-Arrangement Precision's data analytics and optimization capabilities will be significantly stronger due to the fit between Trinidad's dedicated drilling optimization team of field engineers and Precisions' data analytics group, both supported by the RigMinder custom data capture system. Technology leadership will continue to be a priority following the Arrangement, with a total of 167 AC rigs capable of running automation technologies today and an additional 181 rigs in the future.

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•	Shared Values Create Strong Strategic Fit. Trinidad and Precision have complementary cultures and many shared values that will drive ongoing operational excellence for customers. A number of customers have expressed strong support for the transaction specifically citing Trinidad's and Precision's shared commitment to customer service and the operational capabilities of Post-Arrangement Precision. The operational success of both companies is founded on providing high performance services delivered with high-quality equipment, excellent safety performance, technical leadership and well-trained personnel. These core values will remain a key focus for Post-Arrangement Precision and support transitions with customers and employees.

•	Increased Size and Trading Liquidity. Shareholders of both Trinidad and Precision are expected to benefit from improved liquidity and greater institutional investor interest as a result of the Arrangement.

•	Strong Balance Sheet and Credit Profile. Precision's revolving credit facility will be expanded from U.S.$500 million to U.S.$600 million, conditional on the closing of the Arrangement, to provide additional flexibility for Post-Arrangement Precision's capital structure. Trinidad Shareholders will benefit from Precision's stronger corporate credit rating (Moody's B2, S&P BB and Fitch B+), compared to Trinidad's current corporate credit rating (Moody's B2 and S&P BB-). Since the announcement of the Arrangement on October 5, 2018, each of the credit rating agencies following Precision have signaled that Post-Arrangement Precision would have an enhanced credit profile. In particular, Fitch changed its outlook from Neutral to Positive, S&P placed Precision on "Creditwatch Positive" and Moody's stated the transaction would be a "credit positive" event.

Additional Benefits to Trinidad Shareholders

In making its determination to support the Arrangement, the Trinidad Board considered the following attributes which support the long-term value creation potential of the Arrangement for Trinidad Shareholders:

•	Preferred Strategic Alternative. Following a thorough review of alternative strategic courses of action to the Ensign Offer, the Arrangement was determined by the Trinidad Board to be the preferred alternative. As part of its review, Trinidad, along with its financial and legal advisors, conducted significant due diligence as to the strategic merits of the Arrangement, including cost synergies and earnings and cash flow generation potential of Post-Arrangement Precision.

•	Greater Future Value. Trinidad Shareholders will have the opportunity to capture future value by participating in the growth opportunities associated with Trinidad's historic business and Precision's on-going business, as Post-Arrangement Precision will be stronger, more diversified and more efficient. By comparison, the all-cash Ensign Offer crystalizes Trinidad's valuation at a low price point in the industry cycle, with no benefits available for future upside or efficiency gains.

•	Increased Access to U.S. Capital Markets. Precision Shares trade on the NYSE, which will provide Trinidad Shareholders with access to a U.S. listing and increased exposure to the U.S. capital markets. In addition, Precision is currently covered by eleven equity research analysts who are based in the U.S., whereas Trinidad currently has no analyst coverage based in the U.S.

•	Relative Ownership and Board Representation. Immediately following completion of the Arrangement, the ownership of Precision Shares will be split with approximately 29% held by Trinidad Shareholders and approximately 71% by current Precision Shareholders. Trinidad Shareholders will also retain representation on the Precision Board through the election of Mr. Ken Stickland and the appointment of Ms. Nancy Laird to the Precision Board, which will take effect upon closing of the Arrangement.

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•	Trinidad Fairness Opinion. TD Securities provided its opinion, the full text of which can be found at Appendix F to this Circular, that, as of October 4, 2018, and subject to certain assumptions, qualifications and limitations, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Trinidad Shareholders, See "The Arrangement — Trinidad Fairness Opinion".

•	Tax-Deferred Exchange. The exchange of Trinidad Shares for Precision Shares will generally be tax-deferred for Canadian resident Trinidad Shareholders and the Arrangement allows certain Canadian resident Trinidad Shareholders to elect to have the Arrangement treated as a taxable event.

Additionally, in evaluating the Arrangement, the Trinidad Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, at least 66 ⅔% of the votes cast by Trinidad Securityholders at the Trinidad Meeting are required to approve the Trinidad Arrangement Resolution and Trinidad Shareholders have the ability to exercise their Dissent Rights.

Further, until the time that the Trinidad Arrangement Resolution is approved, the Trinidad Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

Additional Benefits to Precision Shareholders

The Precision Board also believes the Arrangement is consistent with Precision's stated strategic corporate priorities and that the following attributes support the long-term value creation potential of the Arrangement for Precision Shareholders:

•	Sizeable and Immediate Cost Synergies of approximately $52 Million Annually. The combination of Trinidad and Precision allows for meaningful cost reductions at the corporate and field levels through the consolidation of resources of both companies. Precision has refined its initial estimate of annualized fixed cost synergies and now expects to realize annualized fixed cost synergies of approximately $37 million. Precision has also completed additional analysis relating to operating efficiency synergies and expects to realize additional annualized field-level synergies of approximately $15 million. Precision expects the annualized run rate impact of these cost reductions, including both the fixed cost component and operational cost savings, to be realized by year end 2019.

•	Substantial U.S. Presence. Precision will increase its active rig count in the U.S. by approximately 50%, making Post-Arrangement Precision the third-largest drilling contractor in the country, improving visibility with potential customers and employees. Additionally, the increased number of marketed rigs and geographic depth will better enable Precision to address U.S. customer demand. Precision Shareholders will benefit from the growth opportunities and synergies associated with Post-Arrangement Precision, which is anticipated to be a larger, stronger and more diverse company than Precision as it currently exists.

•	Accretive. The Arrangement is expected to be significantly accretive to Precision's cash flow per share.

•	De-leveraging. The Arrangement is expected to assist with de-leveraging on a debt/EBITDA basis.

•	Increased International Presence. Precision Shareholders will benefit from significantly increased scale in international operations, specifically in the Middle East. Increased scale will allow Post-Arrangement Precision to address a larger number of growth opportunities and improve profitability though realizing synergies in international operations.

•	Increased Cash Flow. The increased cash flow of Post-Arrangement Precision will enable Precision to enhance value of existing Precision Shares by using increased cash flow to reduce debt levels and fund the most attractive growth opportunities.

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•	New Debt Reduction Targets. Post-Arrangement Precision will target $400 million to $600 million debt reduction by the end of 2021 including Precision's debt repayments in 2018. This represents an incremental $100 million from Precision's current long-term stated range and a newly stated 2019 Post-Arrangement Precision debt reduction target range. In 2019, Post-Arrangement Precision expects to reduce debt levels by $100 million to $150 million.

•	Potential Sale Proceeds. Expected proceeds of approximately $50 million from intended property sales and the proceeds from the anticipated sale of 50 rigs currently located in Canada would be used to accelerate debt reduction targets. Precision has already received strong interest from multiple parties about participating in the rig sale.

•	Precision Fairness Opinion. RBC provided its opinion, the full text of which can be found at Appendix G to this Circular, that, as of October 4, 2018, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Precision. See "The Arrangement – Precision Fairness Opinion".

Additionally, in evaluating the Arrangement, the Precision Board considered that under the Arrangement Agreement and in addition to Required Regulatory Approvals, a majority of the votes cast by Precision Shareholders at the Precision Meeting are required to approve the Precision Transaction Resolution. If the Precision Transaction Resolution is not approved, the Arrangement cannot proceed as proposed.

Trinidad Fairness Opinion

Following receipt of the Ensign Offer, the Trinidad Special Committee formally retained TD Securities on August 13, 2018, to provide, among other things, financial advisory and related services concerning the Ensign Offer, including assistance in identifying and evaluating potential alternative transactions, including the Arrangement, and asked TD Securities to prepare and deliver an opinion as to whether the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders.

Neither TD Securities nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act) of Trinidad or Precision or any of their respective associates or affiliates. Except as set forth below, neither TD Securities nor any of its affiliates or associates is acting as an advisor to Trinidad in connection with any matter, other than acting as a financial advisor to Trinidad.

TD Securities acted as joint lead manager for Trinidad's U.S.$350 million notes offering completed in January 2017. TD Securities participated as a syndicate member in Trinidad's $149 million bought deal equity offering completed in February 2017. TD Securities is a participant Canadian lender for Trinidad's $100 million Canadian revolving facility and a participant U.S. lender for Trinidad's U.S.$100 million U.S. revolving facility. TD Securities was also financial advisor to Trinidad during the Strategic Review Process.

TD Securities and its affiliates acts as a trader and dealer, both as principal and as agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Trinidad or Precision or any of their respective associates or affiliates (collectively, the "Interested Parties"), and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation.

In addition, as an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, or any other Interested Party. No understandings or agreements exist between TD Securities and Trinidad, Precision or any other Interested Party with respect to future financial advisory or investment banking business. Subject to the terms of the engagement letter between TD Securities and Trinidad, TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Trinidad or any other Interested Party.

In consideration for its services, Trinidad agreed to pay fees to TD Securities (including fees that are contingent on the completion of the Arrangement), to reimburse TD Securities for reasonable out-of-pocket expenses and to indemnify TD Securities in respect of certain liabilities as may be incurred by it in connection with the Arrangement.

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TD Securities has provided the Trinidad Board with the Trinidad Fairness Opinion, as of October 4, 2018, that the consideration to be paid to the Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders. The Trinidad Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix F – "Trinidad Fairness Opinion".

The views of TD Securities were an important consideration in the Trinidad Board's decision to proceed with the Arrangement.

Recommendation of the Trinidad Board

At a meeting of the Trinidad Board held on October 4, 2018 prior to entering into the Arrangement Agreement, the Trinidad Board considered the business combination with Precision on the terms and conditions as provided in the Arrangement Agreement, the recommendation of the Special Committee to approve the Arrangement, as well as the verbal opinion from TD Securities stating that the consideration to be received by the Trinidad Shareholders, pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders. The Trinidad Board unanimously: (a) determined that: (i) the Arrangement is fair to Trinidad Shareholders; and (ii) the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Trinidad and the Trinidad Shareholders; (b) approved the entering into of the Arrangement Agreement; and (c) resolved to recommend that Trinidad Securityholders VOTE IN FAVOUR of the Arrangement.

The foregoing discussion of the information and factors considered by the Trinidad Board is not intended to be exhaustive. In addition, in reaching the determination to approve the Arrangement Agreement and the Trinidad Arrangement Resolution, the Trinidad Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Trinidad Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Trinidad Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Risk Factors".

Precision Fairness Opinion

Precision formally retained RBC on February 22, 2018 to provide, among other things, financial advisory services in connection with a potential transaction involving Trinidad and had asked RBC to prepare and deliver an opinion as to whether the consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

Neither RBC nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act) of Trinidad or Precision or any of their respective associates or affiliates. RBC is not acting as an advisor to Trinidad or Precision or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Precision.

In consideration for its services, Precision agreed to pay fees to RBC (including fees that are contingent on the completion of the Arrangement), to reimburse RBC for reasonable out-of-pocket expenses and to indemnify RBC in respect of certain liabilities as may be incurred by it in connection with its arrangement.

RBC has provided the Precision Board with the Precision Fairness Opinion, which states that, as of October 4, 2018, the consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision. The Precision Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix G - "Precision Fairness Opinion" to this Circular.

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The Precision Board concurs with the views of RBC and such views were an important consideration in the Precision Board's decision to proceed with the Arrangement.

Recommendation of the Precision Board

After considering the Precision Fairness Opinion and other relevant matters, including the factors as set out under "The Arrangement – Background to the Arrangement – Precision" and "Benefits of the Arrangement," the Precision Board unanimously: (i) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Precision; and (ii) recommended that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution.

The foregoing discussion of the information and factors considered by the Precision Board is not intended to be exhaustive. In addition, in reaching the determination to approve the Arrangement Agreement and recommend Precision Shareholders approve the Precision Transaction Resolution, the Precision Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Precision Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Precision Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Risk Factors".

EFFECT OF THE ARRANGEMENT

General

Trinidad Shares

The Arrangement will result in the issuance of 0.445 of a Precision Share in exchange for each Trinidad Share to the former holders of Trinidad Shares (excluding Trinidad Dissenting Shareholders). See "Certain Canadian Federal Income Tax Considerations".

Assuming that there are no Trinidad Dissenting Shareholders and all in-the-money Trinidad Options are exercised, there will be, immediately following the completion of the Arrangement, approximately 417,540,229 Precision Shares issued and outstanding. In such circumstances: (i) former Trinidad Shareholders will hold approximately 122,533,063 Precision Shares immediately following completion of the Arrangement, representing approximately 29% of the then issued and outstanding Precision Shares; and (ii) holders of Precision Shares immediately prior to the completion of the Arrangement will hold Precision Shares representing approximately 71% of the then issued and outstanding Precision Shares.

Trinidad Incentive Units

The completion of the Arrangement will be considered a "change of control" pursuant to the Trinidad Incentive Plans and the Trinidad Board has approved the accelerated vesting of all outstanding and unvested Trinidad Options and Trinidad Incentive Units effective prior to the Effective Date conditional upon the subsequent consummation of the Arrangement in order that all such outstanding Trinidad Options and Trinidad Incentive Units shall be fully vested and deemed to have been exercised or surrendered immediately before or at the Effective Time in accordance with the terms of the Arrangement Agreement and the Trinidad Incentive Plans.

In the case of the Trinidad Options and the Trinidad SARs, each Trinidad Optionholder and Trinidad SARholder shall be deemed to have exercised or surrendered all of their Trinidad Options and Trinidad SARs in accordance with the provisions set forth in the Plan of Arrangement and will receive Trinidad Shares and/or cash, as applicable.

In the case of the Trinidad Incentive Units (other than the Trinidad SARs), each holder thereof shall be deemed to have exercised or surrendered all of their Trinidad Incentive Units and shall receive a cash payment from Trinidad equal to the Trinidad Closing VWAP, multiplied by the number of Trinidad Incentive Units so held (less applicable withholdings) in complete satisfaction of such Trinidad Incentive Units. It is anticipated such payment will be made by Trinidad on the Effective Date.

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The Parties have agreed that satisfaction of Tax remittance obligations with respect to the exercise or surrender of Trinidad Options and Trinidad SARs outstanding at the Effective Time shall be accomplished in accordance with the provisions set forth in the Plan of Arrangement.

See "Interests of Directors and Officers in the Arrangement".

Details of the Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	the Trinidad Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Trinidad SRP Rights shall be cancelled;

(b)	Each Trinidad Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad Option Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad Optionholder:

(i)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is less than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, an amount equal to the Option In-the-Money Amount, payable in Trinidad Shares, with the number of Trinidad Shares issuable in payment thereof being equal to the Option In-the-Money Amount of such Trinidad Options (less any amount withheld or deducted in accordance with Section 3.3 of the Plan of Arrangement) divided by the Trinidad Market Price;

(ii)	no fractional Trinidad Shares will be issued pursuant to section (b)(i) above and where the aggregate number of Trinidad Shares issuable to a former Trinidad Optionholder pursuant to paragraph (b)(i) above would result in a fraction of a Trinidad Share being issuable, such former Trinidad Optionholder shall receive, in lieu of such fractional share, the nearest whole number of Trinidad Shares and for greater certainty where such fractional interest is equal to 0.5 or more, the number of Trinidad Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Trinidad Shares to be issued will be rounded down to the nearest whole number;

(iii)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, a cash payment from Trinidad equal to $0.01; and

(iv)	each such Trinidad Option shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad's obligations under such Trinidad Options shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad Optionholders other than the right to receive the consideration contemplated under the Plan of Arrangement;

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(c)	Each Trinidad SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad SARs Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad SARholder:

(i)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is less than the Trinidad Closing VWAP, shall be, and shall be deemed to be, exercised and surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such exercised Trinidad SAR, a cash payment from Trinidad equal to the amount by which the Trinidad Closing VWAP exceeds the exercise price thereof (less any amount withheld or deducted in accordance with Section 3.3 of the Plan of Arrangement);

(ii)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Closing VWAP, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad SAR, a cash payment from Trinidad equal to $0.01; and

(iii)	each such Trinidad SAR shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad's obligations under such Trinidad SARs shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad SARholders other than the right to receive the consideration contemplated under the Plan of Arrangement;

(d)	Each of the Trinidad Shares held by Trinidad Dissenting Shareholders shall be, and shall be deemed to be, transferred by the holders thereof to Trinidad (free and clear of any Encumbrances), and cancelled and such Trinidad Dissenting Shareholders shall cease to have any rights as Trinidad Shareholders, other than the right to be paid the fair value of their Trinidad Shares in accordance with the Dissent Rights, and the names of such holders shall be removed from the register of Trinidad Shareholders;

(e)	Each issued and outstanding Trinidad Share (including, for greater certainty, the Trinidad Shares issued pursuant to paragraph (b) above) held by Trinidad Shareholders (other than those held by Trinidad Dissenting Shareholders) shall be, and shall be deemed to be, transferred by the holder thereof to Precision (free and clear of any Encumbrances), in exchange for that number of fully paid and non-assessable Precision Shares equal to the Trinidad Exchange Ratio, and:

(i)	the Trinidad Shareholders shall cease to be the holders of such Trinidad Shares and to have any rights as holders of such Trinidad Shares other than the right to receive Precision Shares pursuant to this paragraph (e) and the names of such holders shall be removed from the register of Trinidad Shareholders; and

(ii)	Precision shall be deemed to be the transferee, and shall be the sole legal and beneficial owner, of such Trinidad Shares (free and clear of any Encumbrances).

No fractional Precision Shares will be issued pursuant to the Arrangement and, in lieu thereof, each previous registered holder of Trinidad Shares otherwise entitled to a fractional interest in a Precision Share will receive the nearest whole number of Precision Shares (with fractions equal to 0.5 or more being rounded up).

The respective obligations of Trinidad and Precision to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Trinidad is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

The foregoing is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix C to this Circular.

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The Terms of the Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Trinidad and Precision and various conditions precedent, both mutual and with respect to Trinidad and Precision.

Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Arrangement Agreement contains certain customary representations and warranties of each of Trinidad and Precision relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Sections 4.1 [Representations and Warranties of Precision] and 4.2 [Representations and Warranties of Trinidad] of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain their respective businesses and refrain from taking certain actions outside the ordinary course. For the complete text of the applicable provisions, see Sections 3.1 [Covenants of Precision], 3.2 [Additional Covenants of Precision] and 3.3 [Covenants of Trinidad] of the Arrangement Agreement.

Mutual Conditions

The respective obligations of Trinidad and Precision to complete the Arrangement are subject to the satisfaction of the following conditions, any of which may be waived by any Party (with respect to such Party) in its sole discretion at any time, without prejudice to their right to rely on any other of such conditions:

(a)	the Trinidad Arrangement Resolution will have been passed by the Trinidad Securityholders at the Trinidad Meeting in accordance with the Interim Order by the Outside Date;

(b)	the Precision Transaction Resolution will have been passed by a simple majority of the votes cast by the Precision Shareholders voting in person or by proxy at the Precision Meeting by the Outside Date;

(c)	the Final Order shall have been granted by the Outside Date in form and substance satisfactory to the Parties, acting reasonably, on terms consistent with the Arrangement, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed by the Outside Date with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Trinidad and Precision, acting reasonably;

(e)	each of the Required Regulatory Approvals has been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(f)	all Regulatory Approvals (other than the Required Regulatory Approvals) required to be obtained or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, including conditional listing approval for the listing on the Exchanges of the Precision Shares including those to be issued pursuant to the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Precision (before or after the Arrangement) or Trinidad;

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(g)	the Effective Date shall be on or before the Outside Date; and

(h)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement.

Precision Conditions

The obligation of Precision to complete the Arrangement and take the other actions required to be taken by Precision at the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Trinidad set forth in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Trinidad and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in paragraphs (a) [Organization and Qualification], (b) [Authority Relative to the Agreement], (c) [Subsidiaries, Joint Ventures and Partnerships], (d) [No Violations], (i) [Capitalization] and (ii) [Board Approval] of Schedule D of the Arrangement Agreement shall be, as of the Effective Date as if made on such date, true and correct: (A) to the extent qualified by "Material Adverse Effect", in all respects; and (B) in all other cases, in all material respects (and for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored), (except it being understood the number of Trinidad Shares outstanding may increase from the number outstanding on the date of the Arrangement Agreement solely as a result of the conversion of securities of Trinidad convertible into Trinidad Shares, but only to the extent such convertible securities are specifically described in paragraph (i) of Schedule D of the Arrangement Agreement, and that the number of Trinidad DSUs, Trinidad RSUs, Trinidad PSUs and Trinidad SARs may change due to their vesting, expiry or termination in accordance with their terms), and Trinidad shall have provided to Precision a certificate of two senior officers of Trinidad certifying the foregoing on the Effective Date, provided that Trinidad shall be entitled to cure any breach of a representation or warranty within ten Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date);

(b)	Trinidad shall have complied in all material respects with its covenants in the Arrangement Agreement, and Trinidad shall have provided to Precision a certificate of two senior officers certifying compliance with such covenants; provided that Trinidad shall be entitled to cure any breach of a covenant within ten Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

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(c)	no act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Trinidad before or by any Governmental Authority or by any elected or appointed public official or private Person, in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Precision, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Trinidad (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Trinidad or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries, or to the knowledge of Trinidad, threatened against or affecting, Trinidad or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries;

(d)	the Trinidad Transaction Costs shall not exceed the amount disclosed in writing by Trinidad to Precision;

(e)	between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Trinidad;

(f)	Trinidad shall have furnished Precision with:

(i)	a certified copy of the resolutions duly passed by the Trinidad Board approving the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	a certified copy of the resolution of Trinidad Securityholders, duly passed at the Trinidad Meeting, approving the Trinidad Arrangement Resolution;

(g)	immediately prior to the Effective Time: (i) the aggregate number of Trinidad Shares issued and outstanding shall not exceed 275,355,199 including the Trinidad Shares which may be issued pursuant to the exercise of Trinidad Options; (ii) there shall be no other shares or other securities in the capital of Trinidad outstanding; and (iii) no Person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Trinidad Shares or other equity interests in Trinidad and without limitation all Trinidad Options shall have been exercised or terminated pursuant to their terms or in accordance with the Arrangement Agreement;

(h)	executed resignations and customary mutual releases, in a form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision (effective as of the Effective Time) from each Executive Officer;

(i)	executed resignations and customary mutual releases, in form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision from all of the directors of Trinidad and its subsidiaries (effective as of the Effective Time); and

(j)	if:

(i)	Ensign or any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or

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(ii)	neither Ensign nor any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The foregoing conditions are for the exclusive benefit of Precision and may be asserted by Precision regardless of the circumstances or may be waived in writing by Precision in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Precision may have.

Trinidad Conditions

The obligation of Trinidad to complete the Arrangement and to take the other actions required to be taken by Trinidad at the Effective Date is subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Precision set forth in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Precision and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in: (i) paragraphs (a) [Organization and Qualification], (b) [Authority Relative to this Agreement], (c) [Subsidiaries, Joint Ventures and Partnerships] and (bb) [Board Approval] of Schedule C of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on such date; Precision shall have provided to Trinidad a certificate of two senior officers of Precision certifying the foregoing on the Effective Date, provided that Precision shall be entitled to cure any breach of a representation or warranty within ten Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date);

(b)	Precision shall have complied in all material respects with its covenants in the Arrangement Agreement, and Precision shall have provided to Trinidad a certificate of two senior officers certifying compliance with such covenants; provided that Precision shall be entitled to cure any breach of a covenant within ten Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	no act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Precision before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Trinidad, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Precision (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Precision or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries, or to the knowledge of Precision, threatened against or affecting, Precision or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries;

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(d)	between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Precision;

(e)	Precision shall have furnished Trinidad with:

(i)	a certified copy of the resolutions duly passed by the Precision Board approving the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	a certified copy of the resolution of the Precision Shareholders duly passed at the Precision Meeting, approving the issuance of the Precision Shares pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board;

(f)	Precision shall have deposited or caused to be deposited in escrow with the Depositary under the Arrangement the Precision Shares to be issued pursuant to the Arrangement no later than the Business Day immediately before the Effective Date; and

(g)	each of the Trinidad Nominees shall have been elected or appointed to the Precision Board effective immediately upon the occurrence of the Effective Time, subject to compliance by such Trinidad Nominees with the requirements of the ABCA and the Exchanges, and Precision shall have entered into the Precision Nomination Agreement in the form agreed to as at the date of the Arrangement Agreement.

The foregoing conditions are for the exclusive benefit of Trinidad and may be asserted by Trinidad regardless of the circumstances or may be waived by Trinidad in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Trinidad may have.

Trinidad Non-Solicitation Covenants

Under the Arrangement Agreement, Trinidad has agreed to certain non-solicitation covenants as follows:

(a)	Trinidad shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its Representatives), with any parties (other than Precision) initiated or conducted before the date of the Arrangement Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Trinidad represents and warrants that neither it nor any of its subsidiaries has waived, amended or failed to enforce any standstill provisions contained in a confidentiality agreement or otherwise for any Person other than Precision. Trinidad and its subsidiaries shall: (i) enforce against all third parties, other than Precision, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party (and shall not provide any consent that would relieve any such third party from any such restriction); and (ii) immediately discontinue, and shall cause its Representatives to discontinue, access to any of their Confidential Information and not allow or establish access to any of their Confidential Information, or any data room, virtual or otherwise shall immediately request, to the extent that it is entitled to do so, and exercise all rights it has to require the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Trinidad relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured. Trinidad shall promptly notify Precision, at first orally and then in writing, of any non-compliance by any Person with any such request by Trinidad (of which it is aware without revealing the identity of such Person if not permitted to do so under the applicable confidentiality agreement);

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(b)	Trinidad shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Precision, the approval of the Arrangement by the Trinidad Board or the recommendations or determinations of the Trinidad Board referred to in Section 2.3 [Recommendation of Trinidad Board] of the Arrangement Agreement except in the manner contemplated by paragraph (h) below;

(iv)	waive, modify or release any third party from or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, modify, release any third party from, or provide any consent to any third party under, or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(v)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement with respect thereto, or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal;

provided however, that notwithstanding paragraph (b) above, Trinidad and its Representatives may prior to obtaining the approval of the Trinidad Arrangement Resolution by Trinidad Securityholders at the Trinidad Meeting:

(vi)	enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Trinidad or any of its Representatives) seeks to initiate such discussions or negotiations with Trinidad that do not or will not require any waiver, modification or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, or otherwise result from a breach of the non-solicitation provisions of the Arrangement Agreement and, subject to execution of a confidentiality and standstill agreement on terms that are no less favourable to Trinidad than those contained in the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Precision as set out below and shall not grant such third party the exclusive right to negotiate with Trinidad), may furnish to such third party information concerning Trinidad and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal;

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(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Trinidad provides prompt notice to Precision to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Precision, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Trinidad shall notify Precision orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and, if not previously provided to Precision, copies of all information provided to such party), within 24 hours of the receipt thereof, shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and each Material Change in any of the terms of such Acquisition Proposal; and

(C)	Trinidad shall continue to at all times be in compliance with the non-solicitation provisions of the Arrangement Agreement; and

(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party (provided that, for greater certainty, the third party making the Acquisition Proposal shall not have been restricted from making, or require consent from the Trinidad Board for such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction), but only if prior to such acceptance, recommendation, approval or implementation, the Trinidad Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (d) below and after receiving the advice of counsel, that the failure by the Trinidad Board to take such action would be inconsistent with its fiduciary duties under Applicable Laws and Trinidad complies, and at all times has complied, with all of the non-solicitation provisions of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with the termination provisions of the Arrangement Agreement and concurrently therewith pays the Precision Termination Fee to Precision;

(c)	Trinidad shall promptly (and in any event within 24 hours) notify Precision (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Trinidad, its subsidiaries or their assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. In addition, Trinidad shall provide Precision with copies of any other agreements relating to the Acquisition Proposal to which it has access (for example, support or voting agreements with shareholders of Trinidad or agreements to provide financing, financial support or other assistance to the Person making such Acquisition Proposal) and any amendments thereto. Trinidad shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and of each Material Change in any of the terms of such Acquisition Proposal and shall provide to Precision copies of all material or substantive correspondence with the Person making such Acquisition Proposal, with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms or such correspondence. Trinidad shall provide to Precision copies of all material or substantive correspondence with the Trinidad Securityholders with respect to any Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence;

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(d)	Trinidad shall give Precision, orally and in writing, at least five days' advance notice of any decision by the Trinidad Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which shall set out the reasonable determination of the Trinidad Board, in consultation with its financial advisors, of the financial value of the consideration offered by such third party (including the value ascribed to any non-cash consideration) to Trinidad Shareholders under such Superior Proposal, and which notice shall confirm that the Trinidad Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof (including all proposed agreements relating thereto) and any amendments thereto. During the five day period commencing on delivery of such notice which complies with the foregoing requirements in all respects, Trinidad agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change the recommendation of its directors regarding the Arrangement. During such five day period Trinidad shall, and shall cause its financial and legal advisors to, negotiate in good faith with Precision and its financial and legal advisors to enable Precision, at its election, to propose adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as Precision deems appropriate. The Trinidad Board shall review any proposal by Precision to amend the terms of the transactions contemplated in the Arrangement Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Precision's proposal to amend the transactions contemplated by the Arrangement Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by the Arrangement Agreement and the Arrangement. In the event Precision proposes to amend the Arrangement Agreement such that the Superior Proposal ceases to be a Superior Proposal and so advises the Trinidad Board in writing prior to the expiry of such five day period, the Trinidad Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement and Trinidad and Precision shall enter into an amended version of the Arrangement Agreement reflecting such proposed amendments, and upon execution thereof, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 [Recommendation of Trinidad Board] of the Arrangement Agreement by press release. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the non-solicitation provisions of the Arrangement Agreement and shall initiate a new five day match right period;

(e)	Unless paragraph (d) above applies, if requested by Precision, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 [Recommendation of the Trinidad Board] of the Arrangement Agreement by press release (and in any event within two Business Days of being requested to do so by Precision (or in the event that the Trinidad Meeting to approve the Arrangement is scheduled to occur within such period, as soon as practicable and in any event prior to the scheduled date of the Trinidad Meeting));

(f)	Precision agrees that all information that may be provided to it by Trinidad with respect to any Acquisition Proposal pursuant to the non-solicitation provisions of the Arrangement Agreement shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under the Arrangement Agreement in legal proceedings;

(g)	In the event that Trinidad provides the notice contemplated by paragraph (d) above on a date which is less than five days prior to the Trinidad Meeting, Precision shall be entitled to require Trinidad to adjourn or postpone the Trinidad Meeting to a date acceptable to Precision, acting reasonably;

(h)	Neither Trinidad nor the Trinidad Board shall withdraw, qualify, amend or modify in a manner adverse to Precision, the approval or recommendation of the Arrangement by the Trinidad Board, except if such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Trinidad, in accordance with the requirements of the non-solicitation provisions of the Arrangement Agreement, into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal;

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(i)	Trinidad shall ensure that its Representatives are aware of the provisions of said non-solicitation provisions of the Arrangement Agreement and shall be responsible for any breach of the non-solicitation provisions of the Arrangement Agreement by any of them.

(j)	Nothing in the Arrangement Agreement shall prevent the Trinidad Board from complying with section 2.17 of NI 62-104 and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars in respect of an Acquisition Proposal provided that Trinidad shall provide Precision and its legal counsel with a reasonable opportunity to review the form and content of any such circular, and Trinidad shall be responsible at all times for any breach of the non-solicitation provisions of the Arrangement Agreement by Trinidad or its Representatives in connection with such compliance by the Trinidad Board;

Non-Completion Fees Payable by Trinidad

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement:

(a)	the Trinidad Board fails to unanimously recommend that holders of Trinidad Shares vote in favour of the Arrangement in any press release contemplated by Section 10.4 [Public Communications] of the Arrangement Agreement that is issued by Trinidad with respect to the Arrangement Agreement or the Arrangement or as otherwise required by the Arrangement Agreement or withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Precision, any of its recommendations or determinations referred to in Section 2.3 [Recommendation of the Trinidad Board] of the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Trinidad Meeting must be deposited shall be considered an adverse modification to such recommendation);

(b)	the Trinidad Board shall have failed to publicly reaffirm any of its recommendations and determinations referred to in Section 2.3 [Recommendation of the Trinidad Board] of the Arrangement Agreement in accordance with paragraphs (d) or (e) above under the heading "Trinidad Non-Solicitation Covenants";

(c)	the Arrangement Agreement is terminated by either Party pursuant to paragraphs (b) above or (d) below under the heading "Termination" (unless the reason for termination pursuant to paragraph (d) below under the heading "Termination" was the failure by Precision to hold the Precision Meeting on or prior to the Outside Date) and prior to such termination an Acquisition Proposal is or has been publicly announced, proposed, disclosed, offered or made by any Person other than Precision or is affiliates (including, for clarity, the Ensign Offer announced prior to the execution of the Arrangement Agreement) and, within 12 months following the date of such termination:

(i)	the Trinidad Board recommends any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period);

(ii)	Trinidad enters into a binding definitive agreement in respect of any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period); or

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(iii)	any Acquisition Proposal is consummated (including, for clarity, by Ensign or any Person or group of Persons acting jointly or in concert with Ensign);

(d)	Trinidad terminates the Arrangement Agreement pursuant to paragraph (h) below under the heading "Termination";

(e)	Precision terminates the Arrangement Agreement pursuant to paragraph (i) below under the heading "Termination"; or

(f)	Trinidad terminates the Arrangement Agreement pursuant to paragraph (j) below under the heading "Termination",

(each of the above a "Precision Damages Event" provided that, for clarity, in the case of paragraph (b) above, a Precision Damages Event will not have occurred unless and until such time that the Trinidad Board has failed to publicly reaffirm any of its recommendations or determinations referred to in Section 2.3 [Recommendation of Trinidad Board] of the Arrangement Agreement, as requested by Precision, within the applicable time period contemplated by paragraph (d) or (e) above under the heading "Trinidad Non-Solicitation Covenants"), then in the event of the termination of the Arrangement Agreement pursuant to paragraphs (b), (d), (f), (g), (h), (i) or (j) below under the heading "Termination", as applicable to the relevant Precision Damages Event, Trinidad shall pay to Precision (or to whom Precision may direct in writing) $20.0 million (the "Precision Termination Fee") as liquidated damages in immediately available funds to an account designated by Precision. The Precision Termination Fee shall be paid as aforesaid:

(i)	within two Business Days immediately following the termination of the Arrangement Agreement by Precision upon Precision Damages Event described in paragraphs (a), (b) or (e) above;

(ii)	in accordance with paragraph (b)(vii) under the heading "Trinidad Non-Solicitation Covenants" above and paragraph (h) below under the heading "Termination", in the case of the Precision Damages Event described in paragraph (d) above;

(iii)	upon consummation of the Acquisition Proposal referred to therein in the case of the Precision Damages Event described in paragraph (c) above; and

(iv)	in accordance with paragraph (i) below under the heading "Termination", in the case of the Precision Damages Event described in paragraph (f) above.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Trinidad and Precision;

(b)	by either Trinidad or Precision if the Trinidad Arrangement Resolution shall have failed to receive the requisite vote of the Trinidad Securityholders for approval at the Trinidad Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by either Trinidad or Precision if the Precision Transaction Resolution shall have failed to receive the requisite vote of the Precision Shareholders for approval at the Precision Meeting (including any adjournment or postponement thereof);

(d)	by either Trinidad or Precision if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this paragraph (d) shall not be available to any Party whose failure to fulfill any of its covenants or obligations in the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

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(e)	by Precision if the conditions set forth above under the headings "Mutual Conditions" and "Precision Conditions" (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Precision has complied with Section 5.4 [Notice and Effect of Failure to Comply with Conditions] of the Arrangement Agreement and Precision is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth above under the headings "Mutual Conditions" and "Precision Conditions" not to be satisfied;

(f)	by Trinidad if the conditions set forth above under the headings "Mutual Conditions" and "Trinidad Conditions" (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Trinidad has complied with Section 5.4 [Notice and Effect of Failure to Comply with Conditions] of the Arrangement Agreement and Trinidad is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth above under the headings "Mutual Conditions" and "Trinidad Conditions" not to be satisfied;

(g)	by Precision upon the occurrence of a Precision Damages Event as provided above under the heading "Non-Completion Fees Payable by Trinidad";

(h)	by Trinidad to accept, recommend, approve or enter into an agreement to implement a Superior Proposal provided that: (i) Trinidad has complied with the non-solicitation provisions of the Arrangement Agreement; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision;

(i)	by Precision if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring Person; or

(j)	by Trinidad if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring Person; provided that (i) Trinidad has complied with its obligations set forth in the non-solicitation provisions of the Arrangement Agreement; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision.

If the Arrangement Agreement is terminated in accordance with the foregoing, the Arrangement Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Party hereunder except as provided in Article 6 [Non-Solicitation and Agreement as to Damages] of the Arrangement Agreement (provided in the case of Sections 6.2 [Precision Damages] and 6.3 [Precision Liquidated Damages] of the Arrangement Agreement, the right of payment arose, other than with respect to events described under paragraph (c) above under the heading "Non-Completion Fees Payable by Trinidad", prior to the termination of the Arrangement Agreement) and Sections 1.4 [Date for Any Action], 1.5 [Entire Agreement], 1.10 [Interpretation Not Affected by Party Drafting] and 4.3 [Privacy Issues], Article 9 [Notices] and Article 10 [General] of the Arrangement Agreement, all of which survive such termination and each Party's obligations under the Confidentiality Agreements, which shall survive such termination, and provided that neither the termination of the Arrangement Agreement nor anything contained in this paragraph shall relieve any Party from any liability for any fraud or wilful breach by it of the Arrangement Agreement prior to the date of such termination. Unless otherwise provided in the Arrangement Agreement, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing described in this paragraph shall relieve any Party from liability for any breach by it of the Arrangement Agreement that occurred prior to the date of termination.

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Liquidated Damages

Trinidad acknowledges that the Precision Termination Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which Precision will suffer or incur as a result of the event giving rise to such damages and the resultant termination of the Arrangement Agreement and is not a penalty. Trinidad irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Precision agrees that the payment of the amount pursuant to events described under the heading "Non-Completion Fees Payable by Trinidad" is the sole monetary remedy of Precision in respect of such events; provided, however, that this limitation shall not apply in the event of fraud or wilful breach of the Arrangement Agreement by Trinidad. Nothing in the Arrangement Agreement shall preclude Precision from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of Trinidad set forth in the Arrangement Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

The foregoing is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix C to this Circular. Trinidad Securityholders and Precision Shareholders are urged to read the Arrangement Agreement in its entirety.

Trinidad Support Agreements

On October 5, 2018, the Trinidad Supporting Securityholders, which includes all of the directors and Executive Officers of Trinidad, holding an aggregate of 1,145,149 Trinidad Shares, entered into the Trinidad Support Agreements with Precision pursuant to which they agreed, among other things, to vote the Trinidad Shares beneficially owned or controlled or directed by them, directly or indirectly, at a meeting of Trinidad Securityholders, in favour of the Arrangement and all matters related thereto.

Pursuant to the Trinidad Support Agreements, each Trinidad Supporting Securityholder agrees, among other things, to vote all of the Trinidad Supporting Securityholder's Trinidad Securities in favour of the Trinidad Arrangement Resolution and to vote, or cause to be voted or not tendered, as the case may be, all of the Trinidad Supporting Securityholder's Trinidad Securities against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement. In addition, each Trinidad Supporting Securityholder has agreed not to exercise any Dissent Rights in respect of the Arrangement or solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to any Acquisition Proposal or any action which in inconsistent with the successful completion of the Arrangement. The Trinidad Support Agreements may be terminated on the earlier of: (a) mutual written agreement of the Trinidad Securityholder and Precision; (b) upon the termination of the Arrangement Agreement in accordance with its terms; or (c) on the Effective Date.

Precision Support Agreements

On October 5, 2018, the Precision Supporting Shareholders, which includes all of the directors and officers of Precision, holding an aggregate of 1,449,045 Precision Shares, entered into the Precision Support Agreements with Trinidad pursuant to which they agreed, among other things, to vote the Precision Shares beneficially owned or controlled or directed by them, directly or indirectly, at the Precision Meeting in favour of the Precision Transaction Resolution.

Pursuant to the Precision Support Agreements, each Precision Supporting Shareholder agrees, among other things, to vote, or cause to be voted, all of the Precision Supporting Shareholder's Precision Shares in favour of the Precision Transaction Resolution and to vote, or cause to be voted, all of the Precision Supporting Shareholder's Precision Shares against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement. The Precision Support Agreements may be terminated on the earlier of: (a) mutual written agreement of the Precision Shareholder and Trinidad; (b) upon the termination of the Arrangement Agreement in accordance with its terms; or (c) on the Effective Date.

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PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Trinidad Securityholders at the Trinidad Meeting in the manner set forth in the Interim Order;

(b)	the Precision Transaction Resolution must be approved by the Precision Shareholders at the Precision Meeting;

(c)	the Court must grant the Final Order approving the Arrangement;

(d)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including the receipt of all Required Regulatory Approvals, must be satisfied or waived by the appropriate Party; and

(e)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or that the Court will grant the final approval of the Arrangement.

Upon the conditions precedent set forth in the Arrangement Agreement being fulfilled or waived, Trinidad intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Securityholder Approvals

Trinidad Securityholder Approval

Pursuant to the terms of the Interim Order, the Trinidad Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast by the Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting. If the Trinidad Arrangement Resolution is not approved by Trinidad Securityholders, the Arrangement cannot be completed.

In addition, pursuant to and in accordance with the policies of the TSX, Trinidad will be required to obtain the approval of the Trinidad Arrangement Resolution by a majority of the votes cast by the Trinidad Shareholders present in person or by proxy at the Trinidad Meeting.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy IN FAVOUR of the Trinidad Arrangement Resolution set forth in Appendix B to this Circular. See "Matters to be Considered at the Trinidad Meeting".

Notwithstanding the foregoing, the Trinidad Arrangement Resolution proposed for consideration by the Trinidad Securityholders authorizes the Trinidad Board, without further notice to or approval of such Trinidad Securityholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Trinidad Arrangement Resolution at any time prior to the Effective Time. See Appendix B to this Circular for the full text of the Trinidad Arrangement Resolution.

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Precision Shareholder Approval

The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting. If the Precision Transaction Resolution is not approved by Precision Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy IN FAVOUR of the Precision Transaction Resolution. See "Matters to be Considered at the Precision Meeting".

Notwithstanding the foregoing, the Precision Transaction Resolution proposed for consideration by the Precision Shareholders authorizes the Precision Board, without further notice to or approval of such Precision Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Precision Transaction Resolution at any time prior to the Effective Time. See "Matters to be Considered at the Precision Meeting" for the full text of the Precision Transaction Resolution.

Court Approval

Interim Order

On November 5, 2018 Trinidad obtained the Interim Order providing for the calling and holding of the Trinidad Meeting and other procedural matters. The Interim Order is attached as Appendix D to this Circular.

Final Order

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Trinidad Arrangement Resolution and the Precision Transaction Resolution are approved at the Trinidad Meeting and the Precision Meeting, respectively, Trinidad will make an application to the Court for the Final Order at the Court House, 601 – 5th Street, S.W., Calgary, Alberta, Canada, on Thursday, December 13, 2018 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Circular. At the application the Court will be requested to consider the fairness of the Arrangement.

Any Trinidad Securityholder, or other interested party desiring to support or oppose the Application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Trinidad on or before 4:00 p.m. (Calgary time) on Tuesday, December 4, 2018 a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Trinidad is required to be effected by service upon the solicitors for Trinidad: Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott W.N. Clarke.

The Precision Shares issuable to Trinidad Shareholders in exchange for their Trinidad Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and in compliance with or pursuant to an exemption from the registration or qualification requirements of U.S. state or "blue sky" securities laws. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Precision Shares issuable to Trinidad Shareholders pursuant to the Arrangement.

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Trinidad has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Trinidad Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Trinidad or Precision may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all Required Regulatory Approvals including, without limitation, Competition Act Approval and conditional approval of the Exchanges, is a condition precedent to the Arrangement becoming effective. See "Effect of the Arrangement".

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the Parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the Parties that he requires additional information that is relevant to the Commissioner's assessment of the transaction (a "Supplementary Information Request"). If the Commissioner provides the Parties with a Supplementary Information Request, the Parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

The Commissioner may, upon application by the Parties to a proposed transaction, issue an ARC where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the "Tribunal") for an order under section 92 of the Competition Act. Further, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The Commissioner may decide to challenge the transaction under section 92 of the Competition Act if he is of the view that the transaction is likely to prevent or lessen competition substantially, and may also apply to the Tribunal for an injunction to prevent its closing pending the Tribunal's determination of his challenge to the transaction.

Completion of the Arrangement is subject to the condition that: (i) an ARC shall have been issued by the Commissioner pursuant to subsection 102(1) of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (ii) (A) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act; and (B) unless such requirement is waived in writing by Precision in its sole discretion, the Commissioner shall have advised the Parties in writing that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act and such advice shall remain in full force and effect (a "no-action letter").

On October 17, 2018 the Parties jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a no-action letter in respect of the Arrangement. On the same day, Trinidad and Precision each filed a pre-merger notification form under subsection 114(1) of the Competition Act, and the 30 calendar-day waiting period will expire on November 16, 2018, unless the Commissioner issues an ARC, no-action latter or a Supplementary Information Request prior to that time.

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HSR Approval

Under the HSR Act, certain transactions may not be completed until each Party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC"). The HSR Act requires the parties to observe a 30 calendar-day waiting period after the submission of their HSR Act filings before consummating their transaction, unless the waiting period is terminated earlier or, alternatively, is extended if the FTC or DOJ issues a Request for Additional Information and Documentary Material. The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.

Trinidad and Precision filed the requisite Notification and Report Forms on October 17, 2018, and the FTC granted early termination of the 30 calendar-day waiting period on October 31, 2018. The termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances.

Stock Exchange Listings and Approvals

Trinidad is a reporting issuer under the Securities Laws of each province of Canada. The Trinidad Shares are listed and posted for trading on the TSX under the symbol "TDG".

On October 4, 2018, the last trading day on which the Trinidad Shares prior to announcement of the Arrangement, the closing price of the Trinidad Shares on the TSX was $1.84. On November 2, 2018, the closing price of the Trinidad Shares on the TSX was $1.67.

Precision is a reporting issuer under the Securities Laws of each province of Canada. The Precision Shares are listed and posted for trading on the TSX under the symbol "PD" and on the NYSE under the symbol "PDS".

On October 4, 2018, the last trading day on which the Precision Shares traded prior to announcement of the Arrangement, the closing price of the Precision Shares was $4.44 on the TSX and U.S.$3.44 on the NYSE. On November 2, 2018, the closing price of the Precision Shares was $3.18 on the TSX and U.S.$2.41 on the NYSE.

It is anticipated that the Trinidad Shares will be delisted from the TSX following completion of the Arrangement. For information with respect to the trading history of the Trinidad Shares and Precision Shares, see Appendix H – "Information Concerning Trinidad Drilling Ltd. – Price Range and Trading Volumes" and Appendix I – "Information Concerning Precision Drilling Corporation – Price Range and Trading Volumes", respectively.

It is a condition to the completion of the Arrangement that the TSX and NYSE shall have conditionally approved the listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement. The TSX has conditionally approved the listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement. Final approval is subject to Precision meeting all of the conditions set forth by the TSX. Precision intends to apply to the NYSE for the supplemental listing of the Precision Shares to be issued to Trinidad Shareholders pursuant to the Arrangement, and expects to receive NYSE conditional approval prior to the Effective Date. Listing is subject to Precision fulfilling all of the listing requirements of the Exchanges.

Securities Law Matters

Canada

Resale of Securities

All Precision Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Securities Laws in Canada. The Precision Shares issued under the Arrangement will generally be "freely tradeable" in Canada and the resale of such Precision Shares will be exempt from prospectus requirements (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws.

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MI 61-101

Each of Trinidad and Precision is subject to the provisions of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As previously described in this Circular, all Trinidad Shares will be exchanged for Precision Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement may be considered a "business combination" in respect of Trinidad pursuant to MI 61-101 since the interest of a holder of a Trinidad Share may be terminated without the holder's consent. Accordingly, unless no related party of Trinidad is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a "business combination" and subject to minority approval requirements.

If "minority approval" (as defined in MI 61-101) is required, MI 61-101 would require that, in addition to the approval of the Trinidad Arrangement Resolution by not less than 66 ⅔% of the votes cast by the Trinidad Shareholders, voting together as a single class, present in person or represented by proxy, the Arrangement would also require the approval of a simple majority of the votes cast by Trinidad Securityholders, excluding votes cast in respect of Trinidad Shares held by "related parties" who receive a "collateral benefit" (as such terms are defined in MI 61-101) as a consequence of the transaction.

However, the minority approval requirements of MI 61-101 do not apply to certain transactions in which a related party beneficially owns, or exercises control or direction over, less than 1% of the issuer's outstanding equity securities, or to certain transactions in which an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction, provided the independent committee's determination is disclosed in the disclosure document for the transaction.

As disclosed in the Circular, certain current officers of Trinidad will receive compensation in the form of "change of control" payments upon completion of the Arrangement. Trinidad has considered whether any of these payments or other benefits to be received by the officers of Trinidad would constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.

Trinidad has determined that none of these payments or other benefits is a "collateral benefit" for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their Trinidad Shares; (ii) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit have been disclosed in this Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Trinidad Shares, on the date on which the proposed Arrangement was agreed to.

Accordingly, the Arrangement is not considered to be a "business combination" in respect of Trinidad, and as a result, no "minority approval" is required for the Trinidad Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation is required for the Arrangement under MI 61-101.

United States

The Precision Shares issuable to Trinidad Shareholders in exchange for their Trinidad Shares pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and in compliance with or pursuant to an exemption from the registration or qualification requirements of U.S. state or "blue sky" securities laws. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that has been informed that the Parties intend to rely on the Section 3(a)(10) exemption, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof, and have the right to make submissions to the Court at such hearing. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 5, 2018 and, subject to the approval of the Arrangement by Trinidad Securityholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held on Thursday, December 13, 2018 by the Court. See "Procedure for the Arrangement to Become Effective – Court Approval".

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Following the Arrangement, Precision will continue to be registered pursuant to Section 12 of the 1934 Act and Precision will be subject to the applicable reporting and disclosure requirements under the 1934 Act. Precision intends to apply to list the Precision Shares issuable in connection with the Arrangement on the NYSE. However, no assurance can be made that listing of the Precision Shares on the NYSE will be approved.

The Precision Shares issuable to Trinidad Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the 1933 Act, except by persons who will be "affiliates" of Precision after the Effective Date or were affiliates of Precision within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain principal shareholders with a control relationship in respect of the issuer. U.S. shareholders should consult their own legal counsel regarding their status as an "affiliate" of Precision.

Any resale of such Precision Shares by such an affiliate (or such former affiliate, as described above) may be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell Precision Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such Precision Shares pursuant to Rule 144 under the 1933 Act, subject to volume, manner of sale and notice requirements, as described below.

Affiliates – Rule 144

In general, under Rule 144, persons who are affiliates of Precision after the Effective Date (or were affiliates of Precision within 90 days prior to the Effective Date) will be entitled to sell, during any three month period, the Precision Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of transmitting to the SEC a notice of sale on Form 144, subject to the other provisions of Rule 144, including specified restrictions on manner of sale, the filing of a Form 144, aggregation rules and the availability of current public information about Precision. Persons who are affiliates of Precision after the Effective Date (or within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Precision.

Affiliates – Regulation S

In general, under Regulation S, persons who are affiliates of Precision following the Effective Date (or were affiliates of Precision within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Precision may sell their Precision Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered". Also, under Regulation S, subject to certain exceptions contained in Regulation S, an "offshore transaction" is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either: (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to "U.S. persons" (as such term is defined in Regulation S) by a holder of Precision Shares who is an affiliate of Precision after the completion of the Arrangement (or was an affiliate of Precision within 90 days prior to the Effective Date) other than by virtue of his or her status as an officer or director of Precision.

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The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Precision Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of Trinidad Share Certificates

A copy of the Letter of Transmittal is enclosed with this Circular. To receive the Precision Shares issuable pursuant to the Arrangement, the enclosed Letter of Transmittal must be duly completed, executed and returned with the certificate(s) representing Trinidad Shares and any other documentation as provided in the Letter of Transmittal, to the office of the Depositary specified in the Letter of Transmittal. In the event that the Arrangement is not completed, such certificates will be promptly returned. Upon surrender to the Depositary of a duly completed and executed Letter of Transmittal, the certificate(s) representing Trinidad Shares and any other documentation as provided in the Letter of Transmittal, the Depositary shall (subject to any withholdings, if applicable) deliver to such holder a direct registration advice ("DRS Advice") evidencing registered ownership of the Precision Shares to which the holder of such Trinidad certificate is entitled pursuant to the Arrangement (together with any dividends or distributions with respect thereto pursuant to the Plan of Arrangement). Additional copies of the Letter of Transmittal are available by contacting the Depositary at 1-800-564-6253.

Trinidad Shareholders whose Trinidad Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trinidad Shares.

Trinidad Shareholders are encouraged to deliver a duly completed and executed Letter of Transmittal together with the relevant share certificate(s) to the Depositary as soon as possible.

None of Trinidad, Precision or the Depositary are liable for failure to notify Trinidad Shareholders, nor do they have any obligation to notify Trinidad Shareholders, who make a deficient deposit with the Depositary.

Trinidad and Precision reserve the right to permit the procedure for the exchange of Trinidad Shares pursuant to the Arrangement to be completed other than that as set out above.

From and after the Effective Time, certificates formally representing Trinidad Shares shall represent only the right to receive Precision Shares to which the holders are entitled pursuant to the Arrangement.

The use of mail to transmit certificates representing Trinidad Shares and the Letter of Transmittal is at each Trinidad Shareholder's option and risk. Trinidad recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, by registered mail with return receipt being used and that appropriate insurance be obtained.

If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Trinidad so that Trinidad may provide replacement instructions. The replacement certificate must be received by the Depositary prior to issuing the Precision Shares.

Any certificate which immediately prior to the Effective Time represented outstanding Trinidad Shares that has not been validly deposited with all other documents as required pursuant to the Arrangement on or before the last Business Day prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature against Trinidad or Precision, including the right of the holder of such shares to receive Precision Shares. In such circumstances, the person ultimately entitled to any Precision Shares hereunder shall be deemed to have surrendered or forfeited such entitlement to Precision for no consideration. In such case, such Precision Shares shall be returned to Precision for cancellation.

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Any payment made by Trinidad, the Depositary or Precision pursuant to the Plan of Arrangement that has not been deposited or has been returned to Trinidad, the Depositary or Precision or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date shall be returned by the Depositary to Precision, and any right or claim to payment under the Arrangement that remains outstanding on or before the last Business Day prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim by or interest of any kind or nature, and the right of a former holder of Trinidad Shares to receive the consideration for such Trinidad Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Precision for no consideration.

In the event that the Arrangement does not proceed, all certificates representing Trinidad Shares deposited with a related Letter of Transmittal will be returned to Trinidad Shareholders at the name and address specified in the Letter of Transmittal by first class mail or, if no name or address is specified, at such name and such address as is shown on the register maintained by Trinidad.

Notwithstanding the provisions of the Circular, the Letter of Transmittal, the Arrangement Agreement or Plan of Arrangement, DRS Advices representing Precision Shares and certificates representing Trinidad Shares to be returned will not be mailed if Precision determines that delivery thereof by mail may be delayed. Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Trinidad Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as Precision has determined that delivery by mail will no longer be delayed. Notwithstanding the foregoing, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Trinidad Shares were deposited and payment for those Trinidad Shares shall be deemed to have been immediately made upon such deposit.

DISSENT RIGHTS

The following description of the right to dissent and appraisal to which registered Trinidad Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Trinidad Dissenting Shareholder who seeks payment of the fair value of such holder's Trinidad Shares and is qualified in its entirety by the reference to the full text of the Interim Order, Plan of Arrangement and the text of Section 191 of the ABCA, which are attached to this Circular as Appendix D, Schedule A to Appendix C, and Appendix E, respectively. A Trinidad Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Accordingly, each Trinidad Dissenting Shareholder who might desire to exercise Dissent Rights should consult their own legal advisor.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Plan of Arrangement and the Interim Order, a Trinidad Dissenting Shareholder is entitled, in addition to any other right such Trinidad Dissenting Shareholder may have, to dissent and to be paid by Trinidad the fair value of the Trinidad Shares held by the holder in respect of which such Trinidad Dissenting Shareholder dissents, determined as of the close of business on the last Business Day before the day on which the Trinidad Arrangement Resolution was adopted at the Trinidad Meeting. Only registered Trinidad Shareholders may dissent. Persons who are beneficial owners of Trinidad Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Trinidad Shares or by making arrangements for the Trinidad Shares owned by that holder to be registered in their name prior to the time the written objection to the Trinidad Arrangement Resolution is required to be received by Trinidad. A registered Trinidad Shareholder, such as a broker, who holds Trinidad Shares as nominee for Beneficial Holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such beneficial owners with respect to all of the Trinidad Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Trinidad Shares covered by it.

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Trinidad Dissenting Shareholders must send to Trinidad, c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott W.N. Clarke, a written objection to the Trinidad Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on Tuesday, December 4, 2018, being the fifth Business Day immediately preceding the Trinidad Meeting.

No Trinidad Shareholder who has voted in favour of the Trinidad Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.

Pursuant to the Plan of Arrangement and the Interim Order, a registered holder of Trinidad Shares may not exercise the right to dissent in respect of only a portion of such holder's Trinidad Shares, but may dissent only with respect to all of the Trinidad Shares held by the holders.

Trinidad (or following completion of the Arrangement, any successor thereof) or a Trinidad Dissenting Shareholder may apply to the Court, by way of an originating notice, after the approval of the Trinidad Arrangement Resolution, to fix the fair value of the Trinidad Dissenting Shareholder's Trinidad Shares. If such an application is made to the Court by either Trinidad or a Trinidad Dissenting Shareholder, Trinidad must, unless the Court orders otherwise, send to each Trinidad Dissenting Shareholder a written offer to pay the Trinidad Dissenting Shareholder an amount considered to be the fair value of the Trinidad Shares held by such Trinidad Dissenting Shareholders. The offer, unless the Court orders otherwise, must be sent to each Trinidad Dissenting Shareholder at least ten days before the date on which the application is returnable, if Trinidad is the applicant, or within ten days after Trinidad is served a copy of the originating notice, if a Trinidad Dissenting Shareholder is the applicant. Every offer will be made on the same terms to each Trinidad Dissenting Shareholder of Trinidad Shares and contain or be accompanied with a statement showing how the fair value was determined.

A Trinidad Dissenting Shareholder may make an agreement with Trinidad for the purchase of such holder's Trinidad Shares in the amount of the offer made by Trinidad or otherwise, at any time before the Court pronounces an order fixing the fair value of the Trinidad Shares.

A Trinidad Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Trinidad Shares of all Trinidad Dissenting Shareholders who are parties to the application, giving judgment in that amount against Trinidad and in favour of each of those Trinidad Dissenting Shareholders, and fixing the time within which Trinidad must pay the amount payable to each Trinidad Dissenting Shareholder calculated from the date on which the Trinidad Dissenting Shareholder ceases to have any rights as a Trinidad Shareholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Trinidad and the Trinidad Dissenting Shareholder as to the payment to be made by Trinidad to the Trinidad Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Trinidad Dissenting Shareholder will cease to have any rights as a Trinidad Shareholder other than the right to be paid the fair value of such holder's Trinidad Shares in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Trinidad Dissenting Shareholder may withdraw the Trinidad Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, Trinidad may rescind the Trinidad Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Trinidad Dissenting Shareholder will be discontinued.

Trinidad shall not make a payment to a Trinidad Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Trinidad shall notify each Trinidad Dissenting Shareholder that it is unable lawfully to pay the Trinidad Dissenting Shareholder for their Trinidad Shares, in which case the Trinidad Dissenting Shareholder may, by written notice to Trinidad within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Arrangement as a Trinidad Shareholder. If the Trinidad Dissenting Shareholder does not withdraw such holder's written objection, such Trinidad Dissenting Shareholder retains status as a claimant against Trinidad to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

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All Trinidad Shares held by Trinidad Dissenting Shareholders who exercise their Dissent Rights will, if the holders do not otherwise withdraw such holder's written objection, be deemed to be transferred to Trinidad under the Arrangement, and cancelled in exchange for the fair value thereof or will, if such Trinidad Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Trinidad Shares, and such Trinidad Shares will be deemed to be exchanged into Precision Shares on the same basis as all other Trinidad Shareholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Trinidad Dissenting Shareholders who seek payment of the fair value of their Trinidad Shares. Section 191 of the ABCA, other than as amended by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Trinidad Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix E to this Circular, as modified by the Interim Order, the full text of which is set out in Appendix D of this Circular, and consult their own legal advisor.

Unless otherwise waived, it is a condition to the completion of the Arrangement that: (i) if Ensign or any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights, holders of not more than 15% of the outstanding Trinidad Shares shall have exercised Dissent Rights in respect of the Arrangement; or (ii) if neither Ensign or any person acting jointly or in concert with Ensign has validly exercised Dissent Rights, holders of not more than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in each case that have not been withdrawn as of the Effective Date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations in respect of the disposition of Trinidad Shares pursuant to the Arrangement and the holding of Precision Shares received pursuant to the Arrangement. This summary is generally applicable to a beneficial owner of Trinidad Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm's length with Trinidad and Precision; (ii) is not affiliated with Trinidad or Precision; and (iii) holds the Trinidad Shares, and will hold any Precision Shares received under the Arrangement, as capital property (a "Holder"). Generally, the Trinidad Shares and the Precision Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to Holders who acquired their Trinidad Shares on the exercise of options or pursuant to other employee equity compensation plans. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulation, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to: (i) a Holder that is a "specified financial institution"; (ii) a Holder an interest in which is a "tax shelter investment"; (iii) a Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution"; (iv) a Holder that reports its "Canadian tax results" in a currency other than Canadian currency; or (v) a Holder that has entered into, or will enter into, with respect to its Trinidad Shares or Precision Shares, as the case may be, a "derivative forward agreement", each as defined in the Tax Act. Such Holders should consult their own tax advisors.

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Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Trinidad Shares and Precision Shares (and all other "Canadian securities", as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Trinidad Shares or Precision Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of Trinidad Shares under the Arrangement

Pursuant to the Arrangement, a Resident Holder will receive 0.445 of a Precision Share for each Trinidad Share held. See "Procedure for the Arrangement to become Effective" for further details.

For each Trinidad Share that is exchanged for 0.445 of a Precision Share under the Arrangement, the Resident Holder will be deemed to have disposed of such Trinidad Share under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless the Resident Holder chooses to recognize a capital gain (or capital loss) as described in paragraph (b) below.

(a)	Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of such Trinidad Shares for proceeds of disposition equal to the aggregate adjusted cost base of those Trinidad Shares to the Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Precision Shares at an aggregate cost equal to such adjusted cost base of the Trinidad Shares. This cost will be averaged with the adjusted cost base of all other Precision Shares held by the Resident Holder as capital property for the purposes of determining the adjusted cost base of each Precision Share held by the Resident Holder as capital property.

(b)	A Resident Holder may choose to recognize a capital gain (or capital loss) in respect of the exchange of Trinidad Shares for Precision Shares by including the capital gain (or capital loss) in computing the Resident Holder's income for the taxation year in which the exchange takes place. In such circumstances, the Resident Holder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Precision Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Trinidad Shares to the Resident Holder, determined immediately before the exchange, and any reasonable costs associated with the exchange. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Losses" below. The cost of the Precision Shares acquired on the exchange will be equal to the fair market value thereof at the time of the exchange. This cost will be averaged with the adjusted cost of all other Precision Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Precision Share held by the Resident Holder as capital property.

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Dissenting Resident Holders of Trinidad Shares

A Resident Holder that validly exercises Dissent Rights will be deemed under the Arrangement to have transferred such Resident Holder's Trinidad Shares to Trinidad, and will be entitled to be paid the fair value of the Resident Holder's Trinidad Shares. The Resident Holder will be deemed to have received a taxable dividend equal to the amount by which the amount received for the Trinidad Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for purposes of the Tax Act of such shares (as determined under the Tax Act).

Where a Trinidad Dissenting Shareholder is an individual, any deemed dividend will be included in computing that Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. In the case of a Trinidad Dissenting Shareholder that is a corporation, any deemed dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend under subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors in this regard.

"Private corporations" and "subject corporations" (as defined in the Tax Act) may be liable for an additional refundable Part IV tax on any dividends received to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year.

A Resident Holder will also be considered to have disposed of Trinidad Shares, for proceeds of disposition equal to the amount paid to such Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. Resident Holders may realize a capital gain (or sustain a capital loss) to the extent that such proceeds exceed (or is exceeded by) the aggregate of the adjusted cost base of the Trinidad Shares to the dissenting Resident Holder and any reasonable costs associated with the disposition. The taxation of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses".

Any interest awarded by the Court to a Trinidad Dissenting Shareholder will be included in such Resident Holder's income for the purposes of the Tax Act.

Holding and Disposing of Precision Shares

Dividends Received on Precision Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Precision Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Precision as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. However, in some circumstances, the amount of dividend may be treated as proceeds of disposition potentially giving rise to a capital gain and not as a dividend under subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Precision Shares, to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

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A dividend received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors having regard to their own particular circumstances.

Disposition of Precision Shares

Generally, on a disposition or deemed disposition of a Precision Share (except to Precision), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Precision Share, held immediately before the disposition or deemed disposition, and any reasonable costs associated with the disposition. The adjusted cost base to the Resident Holder of a Precision Share will be determined by averaging the cost of such Precision Share with the adjusted cost base of all other Precision Shares held by the Resident Holder as capital property at that time. See "Taxation of Capital Gains and Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Precision Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Precision Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is throughout the taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income). A Resident Holder that is an individual who realizes a capital gain may be subject to minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Eligibility for Investment

Provided that the Precision Shares are listed on a designated stock exchange (which currently includes the TSX) on the Effective Date, the Precision Shares received by Trinidad Shareholders pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), registered education savings plans ("RESP"), deferred profit sharing plans, registered disability savings plans ("RDSP") and tax-free savings accounts ("TFSA"). In the case of an RRSP, an RRIF, an RESP, an RDSP, or a TFSA, provided the annuitant of the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, deals at arm's length with Precision and does not have a "significant interest" (within the meaning of the Tax Act) in Precision, the Precision Shares will generally not be a prohibited investment under the Tax Act for such RRSP, RRIF, RESP, RDSP or TFSA. In addition, the Precision Shares will generally not be a prohibited investment if such shares are "excluded property" as defined in the Tax Act for purposes of the prohibited investment rules.

Resident Holders who hold Trinidad Shares or who will hold Precision Shares in an RRSP, RRIF, RESP, RDSP or TFSA should consult their own advisors having regard to their own particular circumstances.

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Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Trinidad Shares or Precision Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Trinidad Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Trinidad Shares pursuant to the Arrangement unless, at the Effective Time, the Trinidad Shares are "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder. See discussion below under "Trinidad Shares – Taxable Canadian Property".

A Non-Resident Holder whose Trinidad Shares are "taxable Canadian property" and are not "treaty-protected property" will generally have the same tax considerations as those described above under "Holders Resident in Canada – Exchange of Trinidad Shares under the Arrangement".

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights will be deemed under the Arrangement to have transferred such Non-Resident Holder's Trinidad Shares to Trinidad, and will be entitled to receive an amount equal to the fair value of the Non-Resident Holder's Trinidad Shares. The Non-Resident Holder will be deemed to have received a taxable dividend equal to the amount by which the amount paid to the Non-Resident Holder for the Trinidad Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for purposes of the Tax Act of such shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence.

A Non-Resident Holder of Trinidad Shares will also be considered to have disposed of the Trinidad Shares for proceeds of disposition equal to the amount paid to such Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, and will be subject to tax under the Tax Act on any gain realized if such shares constitute "taxable Canadian property" as described under the above heading "Exchange of Trinidad Shares Under the Arrangement", unless relief is provided under an income tax treaty or convention between Canada and the Non-Resident Holder's country of residence.

A Non-Resident Holder will generally not be subject to Canadian withholding tax on any amount of interest, if any, that is awarded by the Court.

Trinidad Shares – Taxable Canadian Property

Generally, the Trinidad Shares will not constitute "taxable Canadian property" to a Non-Resident Holder at a particular time provided that the Trinidad Shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time:

(a)	one or any combination of: (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder does not deal with at arm's length; and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class of the capital stock of Trinidad; and

(b)	more than 50% of the fair market value of such Trinidad Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada; (b) "Canadian resource properties" (as defined in the Tax Act); (c) "timber resource properties" (as defined in the Tax Act); and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing, whether or not the property exists.

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Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Trinidad Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Trinidad Shares as the case may be, may constitute taxable Canadian property should consult their own tax advisors having regard to their own particular circumstances.

Even if the Trinidad Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the Trinidad Shares constitute "treaty-protected property". Trinidad Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Holding and Disposing of Precision Shares

Dividends Received on Precision Shares

Dividends paid or credited (or deemed to be paid or credited) on the Precision Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the "Convention"), where dividends on the Precision Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Precision Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Precision Shares, unless the Precision Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property". For a description of "taxable Canadian property" see "Trinidad Shares – Taxable Canadian Property" above, as the same tests will apply in respect of the Precision Shares.

Pursuant to the provisions of the Tax Act, where a Trinidad Share constitutes "taxable Canadian property" to a Non-Resident Holder, any Precision Shares received by the Non-Resident Holder on the exchange of such Trinidad Share for Precision Shares utilizing the rollover available under section 85.1 of the Tax Act will be deemed to constitute "taxable Canadian property" to the Non-Resident Holder for a period of 60 months. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of those Precision Shares so long as the Precision Shares constitute "taxable Canadian property" to the Non-Resident Holder.

Non-Resident Holders whose Precision Shares may constitute taxable Canadian property should consult their own tax advisors having regard to their own particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) arising from the disposition of Trinidad Shares pursuant to the Arrangement and the ownership and disposition of Precision Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder (as discussed below), including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the receipt of Precision Shares pursuant to the Arrangement and the ownership and disposition of such Precision Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Precision Shares received pursuant to the Arrangement.

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No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Precision Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Except as specifically set forth below, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement that, in each case, are not part of the Plan of Arrangement.

Scope of This Disclosure

Authorities

This summary is based on the Code, final and temporary U.S. Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Trinidad Shares (or, after the Arrangement, Precision Shares) participating in the Arrangement or exercising Dissent Rights (with respect only to Trinidad Shares) pursuant to the Arrangement, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that: (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions; or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Precision Shares received pursuant to the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Trinidad Shares (or after the Arrangement, Precision Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Trinidad Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Trinidad Shares (or after the Arrangement, Precision Shares) other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Trinidad Shares (or after the Arrangement, Precision Shares); or (i) acquired Trinidad Shares by gift or inheritance. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Trinidad Shares (or after the Arrangement, Precision Shares) in connection with carrying on a business in Canada; (d) persons whose Trinidad Shares (or after the Arrangement, Precision Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Precision Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Trinidad Shares (or after the Arrangement, Precision Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Precision Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal, U.S. state and local, and non-U.S. tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Precision Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement for U.S. Federal Income Tax Purposes

Trinidad and Precision intend for the exchange of Trinidad Shares for Precision Shares pursuant to the Arrangement, together with any subsequent amalgamation (the "Exchange Transaction"), to be treated as a reorganization within the meaning of section 368(a) of the Code (a "Reorganization"). However, no assurance can be provided that the Exchange Transaction will so qualify. Neither Trinidad nor Precision has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Exchange Transaction. Accordingly, there can be no assurance that the IRS will not challenge the status of the Exchange Transaction as a Reorganization or that the U.S. courts would uphold the status of the Exchange Transaction as a Reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their tax advisors regarding the tax consequences of the Exchange Transaction to them in their particular circumstances.

The alternative tax consequences of the Exchange Transaction qualifying as a Reorganization or as a taxable transaction that fails to qualify as a Reorganization are discussed below. U.S. Holders are urged to consult their own tax advisors regarding the proper tax reporting of the Exchange Transaction.

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Tax Consequences if the Exchange Transaction Qualifies as a Reorganization

If the Exchange Transaction qualifies as a Reorganization, then subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences generally should apply to U.S. Holders:

•	no gain or loss will be recognized by a U.S. Holder as a result of the receipt of Precision Shares in exchange for Trinidad Shares pursuant to the Arrangement;

•	the aggregate tax basis of the Precision Shares received in the Arrangement will equal the aggregate tax basis of the Trinidad Shares surrendered in the Arrangement;

•	the holding period for the Precision Shares received in the Arrangement will include the period during which the Trinidad Shares were held; and

•	U.S. Holders generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Exchange Transaction as a Reorganization. If the Exchange Transaction fails to qualify as a Reorganization, then the Exchange Transaction would be treated as a taxable transaction, and the consequences to U.S. Holders discussed below under "Tax Consequences if the Exchange Transaction is a Taxable Transaction" would apply instead.

Tax Consequences if the Exchange Transaction is a Taxable Transaction

If the Exchange Transaction does not qualify as a Reorganization, the exchange by U.S. Holders of their Trinidad Shares for Precision Shares pursuant to the Arrangement will be treated, for U.S. federal income tax purposes, as a taxable sale by U.S. Holders of their Trinidad Shares in exchange for Precision Shares. As a result, the following U.S. federal income tax consequences generally should apply to U.S. Holders:

•	gain or loss will be recognized in an amount equal to the difference, if any, between the fair market value of the Precision Shares received pursuant to the Arrangement and the U.S. Holder's adjusted tax basis in the Trinidad Shares exchanged therefor;

•	the aggregate tax basis of the Precision Shares received in the Arrangement will be equal to the fair market value of such shares on the date of receipt; and

•	the holding period for the Precision Shares received in the Arrangement will begin on the day after such shares are received.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Trinidad Shares is more than one year as of the time of completion of the Arrangement. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gains at preferential rates. Deductions for capital losses are subject to complex limitations under the Code. Such gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that receives payment for Trinidad Shares pursuant to the exercise of Dissent Rights generally will be treated as engaging in a sale of Trinidad Shares and generally will recognize gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the Canadian currency received in respect of such Trinidad Shares and the adjusted tax basis of such U.S. Holder in the Trinidad Shares surrendered. Subject to the "passive foreign investment company" rules discussed below, such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Trinidad Shares is more than one year as of the time of completion of the Arrangement. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gains at preferential rates. Deductions for capital losses are subject to complex limitations under the Code. Such gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

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Tax Consequences of the Arrangement if Trinidad Is Classified as a PFIC

A U.S. Holder of Trinidad Shares could be subject to special, generally unfavorable tax rules in respect of the Arrangement if Trinidad was classified as a "passive foreign investment company" within the meaning of section 1297 of the Code (a "PFIC") for any taxable year during which such U.S. Holder held Trinidad Shares.

In general, a non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain "look through" rules, either: (i) at least 75% of its gross income is "passive" income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, "passive income" generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, and the excess of gains over losses from transactions in commodities other than excess gains over losses from transactions in commodities that are active business gains or losses from sales of inventory, or property or supplies used in a trade or business.

Based on its income, assets and operations, Trinidad does not believe that it should be classified as a PFIC for the current taxable year, nor does Trinidad believe that it should be classified as a PFIC for any prior taxable year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of Trinidad as a PFIC has been obtained or is currently planned to be requested. Consequently, there can be no assurance that Trinidad will not be classified as a PFIC for any taxable year during which a U.S. Holder held Trinidad Shares. If Trinidad were to be classified as a PFIC at any time during a U.S. Holder's holding period in its Trinidad Shares, the tax consequences of the Arrangement to such U.S. Holder might differ materially and adversely from those described above. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to the Arrangement with regard to their particular circumstances.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Precision Shares

The following discussion is subject, in its entirety, to the rules described below under "PFIC Rules Relating to the Ownership of Precision Shares".

Distributions on Precision Shares

For U.S. federal income tax purposes, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Precision Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Precision, as computed for U.S. federal income tax purposes. Any portion of the distribution in excess of Precision's earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis in its Precision Share and will be applied against and reduce that basis, but not below zero, on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Precision Share). To the extent that the distribution exceeds the U.S. Holder's tax basis, the excess will constitute gain from a sale or exchange of the Precision Share. Dividends received on the Precision Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction".

Subject to applicable limitations, dividends paid by Precision to non-corporate U.S. Holders, including individuals, generally will be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that Precision not be classified as a PFIC in the taxable year of the distribution or in the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale, Exchange or Other Disposition of the Precision Shares

Upon a sale, exchange or other taxable disposition of the Precision Shares acquired pursuant to the Arrangement, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount realized and the U.S. Holder's adjusted tax basis in such Precision Shares. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period in the Precision Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to complex limitations.

PFIC Rules Relating to the Ownership of Precision Shares

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. As discussed above, a non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain "look through" rules, either: (i) at least 75% of its gross income is "passive" income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income.

Based on its income, assets and operations, Precision does not believe that it should be classified as a PFIC for the current taxable year, nor does Precision expect to be classified as a PFIC for the foreseeable future. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of Precision as a PFIC has been obtained or is currently planned to be requested. Consequently, there can be no assurance that Precision will not be classified as a PFIC for any taxable year during which a U.S. Holder held Precision Shares.

If Precision were to be classified as a PFIC at any time during a U.S. Holder's holding period in its Precision Shares, gain recognized by the U.S. Holder upon the sale or other taxable disposition of the shares generally would be allocated rateably over the U.S. Holder's holding period for the Precision Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before Precision became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Precision Shares were to exceed 125% of the average of the annual distributions on the Precision Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) might be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Precision Shares, including certain reporting requirements, and the availability of such U.S. tax elections.

Additional Considerations

Foreign Tax Credits

Any payment (whether directly or through withholding) of non-U.S. income tax in connection with a U.S. Holder's ownership or disposition of Precision Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability in respect of such holder's foreign-source income or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid on Precision Shares will generally be foreign-source income for purposes of computing the foreign tax credit allowable to a U.S. Holder. Gains recognized on the sale of Precision Shares by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. The rules governing foreign tax credits are complex. Each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit or deduction, having regard to such holder's particular circumstances.

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Foreign Currency Gains

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Precision Shares, or on the sale, exchange or other taxable disposition of Precision Shares, or any Canadian dollars received in connection with the Arrangement, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S.-source income or loss for foreign tax credit limitation purposes. Different rules may apply to U.S. Holders who use the accrual method. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Net Investment Income

Certain non-corporate U.S. Holders are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income on or net gains from the sale or other disposition of their Trinidad Shares or Precision Shares. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of this tax on their disposition of Trinidad Shares pursuant to the Arrangement and their ownership and disposition of Precision Shares.

U.S. Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, Trinidad or Precision. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Trinidad Shares or Precision Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of: (a) distributions on the Precision Shares; (b) proceeds arising from the sale or other taxable disposition of Precision Shares; or (c) payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights with respect to their Trinidad Shares) generally may be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder: (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding; or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS in a timely manner.

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Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules with regard to such holder's particular circumstances.

TIMING

If the Trinidad Meeting and the Precision Meeting are held as scheduled and are not adjourned or postponed, Trinidad will apply for the Final Order approving the Arrangement on Thursday, December 13, 2018. If the Final Order is obtained on December 13, 2018 in form and substance satisfactory to Trinidad and Precision and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Trinidad and Precision expect the Effective Date will be on or about December 13, 2018. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Trinidad's and Precision's objective is to have the Effective Date occur on or as soon as practicable after December 13, 2018. The Effective Date could be delayed, however, for a number of reasons, including a delay in receipt of Required Regulatory Approvals, or an objection before the Court at the hearing of the application for the Final Order.

INTERESTS OF DIRECTORS AND OFFICERS IN THE ARRANGEMENT

Trinidad Shares

Each of the directors and Executive Officers of Trinidad indicated in the table below intends to VOTE IN FAVOUR of the Trinidad Arrangement Resolution. As at the date hereof, the directors and Executive Officers of Trinidad and their associates and affiliates, as a group, beneficially owned, or controlled or directed, 1,145,149 Trinidad Shares, representing less than 1% of the outstanding Trinidad Shares (on a non-diluted basis) and 13,080 Precision Shares representing less than 1% of the outstanding Precision Shares (on a non-diluted basis).

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and Executive Officers of Trinidad and their associates and affiliates, as a group, would beneficially own, or control or direct, directly or indirectly, less than 1% of the then outstanding Precision Shares on a non-diluted basis.

The directors and Executive Officers of Trinidad have indicated their intention to vote their Trinidad Shares in favour of the Trinidad Arrangement Resolution and have entered into Trinidad Support Agreements with Precision agreeing to do so. See "Effect of the Arrangement – Trinidad Support Agreements".

Trinidad Incentive Units

As at November 2, 2018 the directors and Executive Officers of Trinidad held an aggregate of 400,925 Trinidad RSUs, 2,767,115 Trinidad PSUs and 749,568 Trinidad DSUs. No director or Executive Officer of Trinidad holds any Trinidad Options or Trinidad SARs. As the completion of the Arrangement will be considered a "change of control" pursuant to the Trinidad Incentive Plans, all outstanding Trinidad RSUs, Trinidad PSUs and Trinidad DSUs will vest and be settled in cash immediately as of the Effective Time. The Trinidad Incentive Units held by each individual director and Executive Officer are set out in the table below under "Interests of Directors and Officers in the Arrangement – Summary of Interests of Directors and Executive Officers in the Arrangement".

Severance

Each of the three Executive Officers of Trinidad, namely, Mr. Brent J. Conway, President and Chief Executive Officer, Ms. Lesley Bolster, Chief Financial Officer, and Mr. Adrian LaChance, Chief Operating Officer, has a written employment agreement (the "Employment Agreements") with Trinidad that outlines, among other things, the terms and conditions applicable in the event of a "change of control" of Trinidad and an associated termination of employment.

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The completion of the Arrangement will constitute a "change of control" of Trinidad under the terms of the Employment Agreements of the Executive Officers named above.

In the case of the President and Chief Executive Officer, his Employment Agreement provides that if, within 90 days prior to or after the effective date of a "change of control" (as defined in the Employment Agreement), the Executive Officer is terminated without cause or departs for "good reason", he shall receive a severance payment equal to:

(a)	the greater of either two times his annual base salary in effect at the date of his termination or two times his annual base salary in effect at January 1, 2018;

(b)	the greater of either two times his target annual incentive bonus based on his annual base salary in effect at the date of his termination or two times his target annual incentive bonus based on his annual base salary in effect at January 1, 2018; and

(c)	the greater of either eight percent of his annual base salary in effect at the date of his termination or eight percent of his annual base salary in effect at January 1, 2018 to cover the cost of retirement savings and employee benefits.

Each of the other Executive Officers' Employment Agreements provide that if he or she is terminated by Trinidad without cause or resigns from his or her employment for "good reason" in the 90-day period before or after the effective date of a "change of control" (as defined in the Employment Agreement), he or she shall receive a severance payment equal to:

(a)	the greater of either 1.5 times his or her annual base salary in effect at the date of his or her termination or 1.5 times his or her annual base salary in effect at January 1, 2018;

(b)	the greater of either 1.5 times his or her target annual incentive bonus based on his or her annual base salary in effect at the date of termination or 1.5 times his or her target annual incentive bonus based on his or her annual base salary in effect at January 1, 2018; and

(c)	the greater of either eight percent of his or her annual base salary in effect at the date of his or her termination or eight percent of his or her annual base salary in effect at January 1, 2018 to cover the cost of retirement savings and employee benefits.

Under the Employment Agreements, the following circumstances may constitute "good reason": (i) the assignment of any duties or responsibilities to the Executive Officer that are inconsistent with the status of an executive officer of Trinidad or a material alteration in the nature or status of his or her duties or responsibilities or reporting relationship from those in effect immediately prior to the change of control; (ii) a reduction in the Executive Officer's base annual salary in effect as at the effective date of a change of control; (iii) the relocation of the Executive Officer of more than 60 kilometres (or any relocation, in the case of Mr. Conway) as at the effective date of a change of control; (iv) the failure by Trinidad (or its successor) to continue to provide comparable incentive compensation plans to the Executive Officer following a change of control; (v) the failure by the Trinidad (or its successor) to provide comparable benefits and perquisites to the Executive Officer following a change of control; or (vi) the failure by Trinidad (or its successor) to obtain a satisfactory agreement from a successor company following a change of control to assume the terms of the Employment Agreement.

Combined Company Appointments

Trinidad and Precision have agreed pursuant to the Arrangement Agreement that one of the Trinidad Nominees will be appointed to the Precision Board and one of the Trinidad Nominees will be nominated for election to the Precision Board at the Precision Meeting. Such appointment and election shall be effective upon the closing of the Arrangement. Further, Precision has agreed to nominate both of the Trinidad Nominees at the 2019 annual meeting of Precision Shareholders.

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Summary of Interests of Directors and Executive Officers in the Arrangement

Name	Number of Trinidad Shares Owned or Controlled	Number of Precision Shares Issuable Pursuant to the Arrangement	Number of Trinidad Incentive Units Held	Estimated Payment for Outstanding Trinidad Incentive Units(1)	Estimated Severance Payments(2)
Ken Stickland(6)	3,000	1,335	217,131 DSUs	362,609	Nil
Director, Chair of the Board
John Blocker, Jr.(7)	Nil	Nil	18,518 DSUs	30,925	Nil
Director
Jim Brown	7,000	3,115	162,149 DSUs	270,789	Nil
Director
Brian Burden	37,500	16,688	135,945 DSUs	227,028	Nil
Director
David Halford	23,000	10,235	135,945 DSUs	227,028	Nil
Director
Nancy Laird	Nil	Nil	79,880	133,400	Nil
Director
Brent J. Conway	353,216	157,181	1,294,863 PSUs	2,480,758	4,643,158
President and Chief Executive Officer			190,622 RSUs
Lesley Bolster	61,135	27,205	664,789 PSUs	1,261,635	2,333,475
Chief Financial Officer			90,681 RSUs
Adrian LaChance	660,298	293.833	807,463 PSUs	1,548,232	2,780,232
Chief Operating Officer			119,622 RSUs

(1)	The total value of Trinidad Incentive Units that are estimated to vest as a result of a change of control based on, for reference purposes, the $1.67 closing price of the Trinidad Shares on the TSX on November 2, 2018 (the last trading day before the date of this Circular). See "Arrangements between Trinidad and its Directors and Officers — Trinidad's Long Term Incentive Plans" for details in respect of the change of control provisions of the Trinidad Incentive Units.

(2)	Represents the estimated total of Trinidad's potential obligations to the Directors and Executive Officers assuming that all Executive Officers of Trinidad are either terminated by Precision without "just cause", or resign for "good reason" (as these terms are defined in the Employment Agreements) upon the completion of the Arrangement, triggering payments described under the heading "Interests of Directors and Executive Officers in the Arrangement – Severance".

Precision

The directors and executive officers of Precision have no material interest in the Arrangement or the Precision Transaction Resolution that differs from the interests of Precision Shareholders generally.

As at the date hereof, the current directors and executive officers of Precision and their associates and affiliates, as a group, beneficially own, or control or direct, directly or indirectly, less than 1% of the outstanding Precision Shares on a non-diluted basis.

In addition, the following table identifies, as at the date hereof, the number of Trinidad Shares beneficially owned, or controlled or directed, directly or indirectly, by certain directors and executive officers of Precision and their associates and affiliates.

Director/Officer	Trinidad Shares
Kevin Neveu	18,000

The directors and executive officers of Precision have indicated their intention to vote their Precision Shares in favour of the Precision Transaction Resolution and have entered into Precision Support Agreements with Trinidad agreeing to do so. See "Effect of the Arrangement – Precision Support Agreements".

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The Arrangement is not expected to create any new insiders or new control persons of Precision.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Blake, Cassels & Graydon LLP and Hunton Andrews Kurth LLP on behalf of Trinidad, and by Torys LLP on behalf of Precision. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, Hunton Andrews Kurth LLP and Torys LLP, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding Trinidad Shares and less than 1% of the outstanding Precision Shares.

PricewaterhouseCoopers LLP, the auditors of Trinidad, has confirmed that it is independent with respect to Trinidad within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta. KPMG LLP, the auditors of Precision, has confirmed that it is independent with respect to Precision within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta.

RISK FACTORS

Trinidad Securityholders voting in favour of the Trinidad Arrangement Resolution and Precision Shareholders voting in favour of the Precision Transaction Resolution will be choosing to combine the businesses of Trinidad and Precision and, in the case of Trinidad Securityholders, to invest in Precision Shares. The completion of the Arrangement and investment in Precision Shares involves risks. In addition to the risk factors present in each of Trinidad's and Precision's businesses described under the heading "Risks in Our Business" in the Precision AIF and "Risk Factors" in the Trinidad AIF, which are incorporated by reference herein, Trinidad Securityholders and Precision Shareholders should carefully consider the following risk factors and the those risks describes under the heading "Forward-Looking Information" in this Circular in evaluating whether to approve the Trinidad Arrangement Resolution and the Precision Transaction Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by Trinidad and Precision pursuant to Applicable Laws from time to time. The following are risks relate specifically to the Arrangement.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Trinidad and Precision are proposing to complete the Arrangement to create the opportunity to realize certain benefits including, among other things, potential cost savings and operational synergies. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Precision, after giving effect to the Arrangement, to realize the anticipated growth opportunities and synergies from combining the business of Trinidad with that of Precision.

The integration of the Trinidad business requires the dedication of substantial effort on behalf of Precision's management, time and resources which may divert Precision's management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that any of the current officers or employees of Trinidad will continue with Precision following completion of the Arrangement to assist with this integration. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Post-Arrangement Precision's ability to achieve the anticipated benefits of the Arrangement. Difficulties in the integration of the businesses, which may result in significant costs and delays, also include:

(a)	coordinating corporate and administrative infrastructures and harmonizing insurance coverage;

(b)	integrating and unifying the services available to customers and coordinating marketing efforts;

(c)	unanticipated issues in coordinating accounting, information communications, administration and other systems;

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(d)	difficulty integrating Trinidad's technology onto Precision's automated technology platform;

(e)	difficulty addressing possible differences in corporate cultures and management philosophies;

(f)	legal and regulatory compliance, including effecting actions that may be required in connection with obtaining regulatory approvals;

(g)	creating and implementing uniform standards, controls, procedures and policies;

(h)	maintaining existing agreements and relationships with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers; and

(i)	unforeseen and unexpected liabilities related to the Arrangement.

If Precision is not able to successfully combine the businesses of Trinidad and Precision in an efficient and effective manner, the anticipated benefits and cost savings of the Arrangement may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits and cost savings of the Arrangement, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of Post-Arrangement Precision, in addition to the anticipated timing of planned debt reduction. There is no certainty that the planned disposition of certain properties and rigs currently located in Canada will occur. In addition, the actual integration may result in additional and unforeseen costs and expenses, and the anticipated benefits of the integration plan may not be realized or sustainable. Actual growth and cost savings, if achieved, may be lower than what Trinidad and Precision currently expect and may take longer to achieve than anticipated. If Precision is not able to adequately address integration challenges, Precision may be unable to successfully integrate the operations of Trinidad and Precision or to realize the anticipated benefits of the integration of the two companies.

The unaudited pro forma financial information is presented for illustrative purposes only.

The unaudited pro forma financial information contained in this Circular is presented for illustrative purposes only and should not be considered to be an indication of Precision's results of operations or financial condition following the completion of the Arrangement and may not be an indication of Precision's results of operations or financial condition following the completion of the Arrangement. The actual results of operations and financial condition of Precision following the completion of the Arrangement may be substantially different. The unaudited pro forma financial information has been derived from the historical financial statements of Trinidad and Precision and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. These adjustments, assumptions and estimates are preliminary and based on information available at the time of the preparation of the pro forma financial statements, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy. Moreover, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by Precision in connection with the Arrangement. For example, the impact of any incremental costs incurred in combining the operations of Trinidad and Precision are not reflected in the unaudited pro forma financial information. As a result, the actual results of operations and financial condition of Precision following the completion of the Arrangement may not be consistent with, or evident from, the unaudited pro forma financial information included in this Circular, and any differences may be material. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may materially affect Precision's results of operations or financial condition following the Arrangement.

Income Tax Laws

There can be no assurance that the Canada Revenue Agency, the U.S. Internal Revenue Service or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Precision and the Precision Shareholders following completion of the Arrangement. Such taxation authorities may also disagree with how Precision or its predecessors, including Trinidad, calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect Post-Arrangement Precision, its share price or the dividends or other payments to be paid to Precision Shareholders following completion of the Arrangement.

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Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Trinidad and Precision, including obtaining the requisite approvals from Trinidad Securityholders and Precision Shareholders and the Regulatory Approvals including Competition Act Approval. The Parties were granted early termination of the waiting period under the HSR Act by the FTC on October 31, 2018.

A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the Regulatory Approvals could delay the anticipated Effective Date and may adversely affect the business, financial condition or results of operations of Trinidad, Precision or Post-Arrangement Precision.

There is no certainty, nor can Trinidad or Precision provide any assurance, that these conditions will be satisfied and approvals obtained or to the timing of such events. If for any reason the Arrangement is not completed, there is no assurance that the Trinidad Board or the Precision Board will be able to find another similar transaction in which to enter.

The Arrangement Agreement May Be Terminated

Each of Trinidad and Precision has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Trinidad or Precision provide any assurance, that the Arrangement will not be terminated by either Trinidad or Precision before the completion of the Arrangement. For instance, either Trinidad or Precision has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the other Party. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Trinidad or Precision could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Trinidad or Precision even if the Arrangement is not completed.

If the Arrangement is not completed, none of the Trinidad Shareholders, Trinidad Optionholders or Precision Shareholders will realize the potential benefits of the Arrangement.

Under the Arrangement Agreement, Trinidad is required to pay Precision a non-completion fee of $20 million in certain circumstances. This non-completion fee may discourage other parties from attempting to enter into a business transaction with Trinidad, even if those parties would otherwise be willing to enter into an agreement with Trinidad for a business combination. See "The Arrangement – The Arrangement Agreement – Termination".

Market Price of Trinidad Shares and Precision Shares

If, for any reason, the Arrangement is not completed, or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Trinidad Shares and Precisions Shares may be materially adversely affected.

Entry into New Business Activities

Completion of the Arrangement will result in a combination of the business activities currently carried on by each of Trinidad and Precision as separate entities. The combination of these activities into a combined entity may expose Trinidad Shareholders, Trinidad Optionholders, and Precision Shareholders to different business risks than those to which they were exposed prior to the Arrangement.

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Post-Arrangement Precision will face the same risks currently facing each of Trinidad and Precision, in addition to other risks.

While the Arrangement is pending, each Party is restricted from taking certain actions

The Arrangement Agreement restricts each Party from taking specified actions, outside of the usual and ordinary course, until the Arrangement is completed, without the consent of the other Party. These restrictions may prevent Trinidad or Precision from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.

The Trinidad Exchange Ratio is fixed and will not be adjusted in the event of any change in either Trinidad's or Precision's respective share prices

Upon closing of the Arrangement, each Trinidad Shareholder will receive 0.445 of a Precision Share for each Trinidad Share. The Trinidad Exchange Ratio is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the Trinidad Shares or the Precision Shares. Changes in the price of the Precision Shares prior to the consummation of the Arrangement will affect the market value that Trinidad Shareholders will be entitled to receive upon closing. Neither Trinidad nor Precision are permitted to terminate the Arrangement Agreement or resolicit the vote of their respective shareholders solely because of changes in the market price of either Party's common shares. Share price changes may result from a variety of factors (many of which are beyond Precision's or Trinidad's control), including the risk factors identified in the Trinidad AIF and the Precision AIF.

Trinidad Dissent Rights

Trinidad Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Trinidad Shares in cash in connection with the Arrangement in accordance with the ABCA. If there are a significant number of Trinidad Dissenting Shareholders, a substantial cash payment may be required to be made to such Trinidad Dissenting Shareholders, which payment could have an adverse effect on Post-Arrangement Precision's financial condition and cash resources. It is a condition to completion of the Arrangement that: (i) if Ensign or any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights, holders of not more than 15% of the outstanding Trinidad Shares shall have exercised Dissent Rights in respect of the Arrangement; or (ii) if neither Ensign nor any person acting jointly or in concert with Ensign has validly exercised Dissent Rights, holders of not more than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights, in each case, that have not been withdrawn as of the Effective Date.

In addition, whether or not the Arrangement is completed, Trinidad will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the Trinidad AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Dilutive Effect

The issuance of Precision Shares pursuant to the Arrangement, if completed, will have an immediately dilutive effect on the current ownership interest in Precision.

Potential Undisclosed Liabilities Associated with the Arrangement

In connection with the Arrangement, there may be liabilities that each of Trinidad or Precision failed to discover or was unable to quantify in its respective due diligence, which due diligence was conducted and completed prior to the execution of the Arrangement Agreement and Trinidad or Precision may not be indemnified for some or all of those liabilities.

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INFORMATION CONCERNING TRINIDAD DRILLING LTD.

Trinidad is a Calgary, Alberta based company with broad geographic scope in North America and the Middle East, that provides contract drilling and related services to the U.S., Canada and international oil and natural gas industries. See Appendix H.

INFORMATION CONCERNING PRECISION DRILLING CORPORATION

Precision is a Calgary, Alberta based company with broad geographic scope in North America and the Middle East, that provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. See Appendix I.

INFORMATION CONCERNING POST-ARRANGEMENT PRECISION

Post-Arrangement Precision

Following completion of the Arrangement, Post-Arrangement Precision will continue to be a Calgary, Alberta based oilfield services company that provides a comprehensive array of drilling, completion and production services to Canadian, U.S. and international exploration and production companies in the oil and natural gas industry.

Precision's 2019 strategic priorities for Post-Arrangement Precision are as follows:

1.	Execute successful integration of Trinidad and maximize financial performance through leveraging scale, fixed cost management with approximately $52 million of annualized synergies in place by year-end 2019.

2.	Enhance High Performance, High Value strategy and expand operations through larger growth platforms in the U.S. and international markets, and drive technology deployment across the combined company.

3.	Generate strong cash flow to accelerate and increase debt repayments with a near-term target to reduce debt by $100 million to $150 million in 2019 and a long-term target to reduce debt by $400 million to $600 million by the end of 2021 (including debt repayment achieved in 2018).

Officers and Directors of Post-Arrangement Precision

Officers

Upon completion of the Arrangement, Precision will continue to be led by its current executive team of Kevin Neveu (President and Chief Executive Officer), Carey Ford (Senior Vice President and Chief Financial Officer), Gene Stahl (President, Drilling Operations), Doug Evasiuk (Senior Vice President, Sales & Marketing), Darren Ruhr (Chief Administrative Officer), Veronica Foley (Senior Vice President, General Counsel and Corporate Secretary) and Shuja Goraya (Chief Technology Officer).

Directors

Provided that the Precision Transaction Resolution is approved at the Precision Meeting, the Post-Arrangement Precision Board will consist of eleven members, being all nine of the current Precision directors (Kevin Neveu, Steven Krablin, David Williams, Dr. Kevin Meyers, Susan Mackenzie, Allen Hagerman, Brian Gibson, William Donovan and Michael Culbert) and the Trinidad Nominees, Nancy Laird, who shall be appointed to the Precision Board in accordance with and pursuant to Precision's articles effective immediately upon the occurrence of the Effective Time, and Ken Stickland, who shall be elected to the Precision Board pursuant to the Precision Transaction Resolution.

See "Matters to be Considered at the Precision Meeting – Information Respecting the Trinidad Nominees" below for a discussion of the qualifications of Nancy Laird and Ken Stickland, the proposed members to the Precision Board.

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Pro Forma Information of Precision After Giving Effect to the Arrangement

General

The Arrangement will constitute a "significant acquisition" for Precision under Part 8 of NI 51-102.

Selected Pro Forma Financial Information

The following tables set out certain unaudited pro forma financial information for Precision after giving effect to the Arrangement for the year ended December 31, 2017 and the six month period ended June 30, 2018.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Precision for the year ended December 31, 2017 and the six month period ended June 30, 2018, including the notes thereto, attached as Appendix J to this Circular. Reference should also be made to: (a) the Precision Annual Financial Statements and the Precision Q2 Financial Statements; and (b) the Trinidad Financial Statements, each of which is incorporated by reference herein and which can be found under Trinidad's and Precision's respective profiles on SEDAR at www.sedar.com.

The unaudited pro forma financial statements of Precision included in this Circular and the following selected pro forma financial information are presented for illustrative purposes only and are not necessarily indicative of: (i) the financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma financial statements of Precision; or (ii) the results expected in future periods.

	Pro Forma Financial Information ($000s, except per share amounts) For the year ended December 31, 2017
	Precision	Trinidad	Pro Forma Adjustments(1)	Pro Forma Precision
Revenue	1,321,224	501,615		1,822,839
Net loss	(132,036)	(80,481)	106,499	(106,018)
per basic share	(0.45)	(0.30)		(0.26)
per diluted share	(0.45)	(0.30)		(0.26)

Note:

(1)       For additional details relating to pro forma adjustments, see Appendix J to this Circular.

	Pro Forma Financial Information ($000s, except per share amounts) As at and for the six months ended June 30, 2018
	Precision	Trinidad	Pro Forma Adjustments(1)	Pro Forma Precision
Revenue	731,722	282,825	-	1,014,547
Net loss	(65,294)	(34,447)	70,518	(29,223)
per basic share	(0.22)	(0.13)		(0.07)
per diluted share	(0.22)	(0.13)		(0.07)
Total assets	3,858,221	1,849,933	(739,795)	4,968,359
Total liabilities	2,092,156	583,951	22,716	2,698,823
Total shareholders' equity	1,766,065	1,265,982	(762,511)	2,269,536

Note:

(1)       For additional details relating to pro forma adjustments, see Appendix J to this Circular.

Pro Forma Consolidated Capitalization of Precision

The following table sets forth the consolidated capitalization of Precision as at September 30, 2018 and after giving effect to the Arrangement. There have been no material changes to the consolidated capitalization of Precision since September 30, 2018.

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Designation ($000, except share amounts)	As at September 30, 2018	As at September 30, 2018 after giving effect to the Arrangement(1)
Precision Senior Credit Facility(2)	$-	$53,592 (3)
Precision Operating Facility(4)	$-	$-
Precision Senior Unsecured Notes(5)	$1,723,548	$1,723,548
Trinidad Senior Notes	$-	$452,410
Precision Shareholders' Equity	$2,322,280	$2,874,242
Precision Shares (unlimited)(6)	293,781,836	417,540,229

Notes:

(1)	Assumes 122,533,063 Precision Shares are issued in connection with the Arrangement and assumes all Trinidad Options are exercised prior to the completion of the Arrangement and 1,225,330 Precision Shares are issued for clerical and administrative matters.

(2)	For further information regarding Precision's senior credit facility, see "Senior Credit Facility" in the Precision 2018 Circular, which is incorporated herein by reference.

(3)	After including September 30, 2018 credit facility borrowings of Trinidad of $53.6 million.

(4)	For further information regarding Precision's operating facility, see "Senior Credit Facility" in the Precision 2018 Circular, which is incorporated herein by reference.

(5)	For further information regarding Precision's senior unsecured notes, see "Senior Unsecured Notes" in the Precision 2018 Circular, which is incorporated herein by reference.

(6)	As of September 30, 2018, there were 11,493,392 Precision Options, 3,233,867 Precision PSUs, and 93,173 Precision DSUs outstanding.

MATTERS TO BE CONSIDERED AT THE TRINIDAD MEETING

At the Trinidad Meeting, Trinidad Securityholders will be asked to consider the Trinidad Arrangement Resolution in the form set forth in Appendix B of this Circular. Each Trinidad Securityholder of record on the Trinidad Record Date (subject to certain exceptions) is entitled to vote at the Trinidad Meeting or any adjournment(s) or postponement(s) thereof. See "General Proxy Matters of Trinidad".

Trinidad Securityholders are urged to review the various sections of this Circular when considering the Trinidad Arrangement Resolution. In particular, see, "The Arrangement" and "Information Concerning Precision Drilling Corporation". For information relating to the impact of the Arrangement on Trinidad and Precision, see "Information Concerning Post-Arrangement Precision – Pro Forma Information of Precision After Giving Effect to the Arrangement" and Appendix J, "Pro Forma Financial Statements".

The Trinidad Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Trinidad Securityholders, voting together as a single class, present in person or by proxy at the Trinidad Meeting, with each Trinidad Securityholder being entitled to one vote for each Trinidad Share, Trinidad Option and Trinidad SAR held by it.

In addition, pursuant to and in accordance with the policies of the TSX, the Trinidad Arrangement Resolution must be approved by a majority of the votes cast by the Trinidad Shareholders present in person or by proxy at the Trinidad Meeting.

Unless otherwise directed, the persons named in the accompanying applicable form of proxy for the Trinidad Meeting intend to VOTE IN FAVOUR of the Trinidad Arrangement Resolution.

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MATTERS TO BE CONSIDERED AT THE PRECISION MEETING

Precision Shareholders will be entitled to vote on the Precision Transaction Resolution at the Precision Meeting. Each Precision Shareholder of record on the Precision Record Date (subject to certain exceptions) is entitled to vote at the Precision Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each Precision Share held. See "General Proxy Matters of Precision". For information relating to the impact of the Arrangement on Trinidad and Precision, see "Information Concerning Post-Arrangement Precision – Pro Forma Information of Precision After Giving Effect to the Arrangement" and Appendix J, "Pro Forma Financial Statements".

Unless otherwise directed, the persons named in the accompanying applicable form of proxy for the Precision Meeting intend to VOTE IN FAVOUR of the Precision Transaction Resolution.

Information Respecting the Trinidad Nominees

The following table sets forth certain information in respect of each Trinidad Nominee, including, without limitation, province and country of residence, principal occupation and the approximate number of Precision Shares beneficially owned, or controlled or directed, directly or indirectly, as of November 2, 2018. The information contained herein is based upon information furnished by the respective Trinidad Nominees. If appointed and elected, as applicable, Ms. Laird and Mr. Stickland will hold office from the Effective Time until the next annual meeting of Precision Shareholders or until they resign or their successor is elected or appointed.

Nancy Laird Calgary, Alberta, Canada	Ms. Laird is a corporate director with more than 30 years of experience in the energy industry. She has held senior positions in several major energy companies and has a diverse background in managing energy trading and marketing, midstream assets, information technology and environmental portfolios. Ms. Laird served as Senior Vice President of Marketing and Midstream for Encana Corporation and PanCanadian Energy Corporation, a predecessor of Encana, from 1997 until 2002. She serves as a director of Trinidad, Business Development Bank of Canada (a crown corporation), as well as private company FilterBoxx Water and Environmental Corp. and various not-for-profit organizations. Previous boards include and Keyera Corp., Synodon Inc., Alter NRG Corp., Enerflex Systems Income Fund, Canetic Resources Trust, Canadian Oil Sands Trust and Alliance Pipeline.

	Precision Shares Held	Total Market Value of Precision Shares (as at November 2, 2018)
$ Nil
None (1)

Ken Stickland Calgary, Alberta, Canada	Mr. Stickland is an independent businessman. Prior to February 1, 2014, he was employed for 13 years by TransAlta Corporation, one of Canada's largest non-regulated power generation and wholesale marketing companies. At TransAlta Corporation, he held the position of Chief Business Development Officer and prior to that was the Chief Legal Officer. Mr. Stickland has been a member of various professional associations and has served as a director of several publicly listed companies. Prior to TransAlta Corporation, Mr. Stickland was a partner with the Calgary-based law firm of Burnet, Duckworth & Palmer LLP and has over 30 years of experience in the area of commercial law with a specific focus on energy-related matters. Mr. Stickland is currently the Chair of the Trinidad Board and the Chair of the board of directors of Whitecap Resources Inc., an exploration and production company. Previously, he served as a director of Millennium Stimulation Services Ltd., a private oilfield services company specializing in coiled-tubing fracturing stimulation services.

	Precision Shares Held	Total Market Value of Precision Shares (as at November 2, 2018)
	1,880 (2)	$5,978.40

Notes:

(1)	Upon completion of the Arrangement, Ms. Laird will not beneficially own, or exercise control or direction, directly or indirectly over any Precision Shares.
(2)	Upon completion of the Arrangement, Mr. Stickland will beneficially own, or exercise control or direction, directly or indirectly over 1,880 Precision Shares, having a total market value of $5,978.40 based on the Trinidad Exchange Ratio.

The following table sets forth certain information in respect of David Williams, a director of Precision who was appointed to the Precision Board on September 12, 2018, including, without limitation, his province and country of residence, principal occupation and the approximate number of Precision Shares beneficially owned, or controlled or directed, directly or indirectly, as at November 2, 2018.

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David Williams Houston, Texas, USA	Mr. Williams served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until January, 2018. Prior to joining Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and he has more than 35 years in the offshore drilling industry.

	During his career, Mr. Williams was a member of the Executive Committee and past Chairman of the International Association of Drilling Contractors and was a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chairman of the General Membership Committee and as a member of the Executive Committee. He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams serves as a member of the Houston Museum of Natural Science Board of Trustees, on the Board of Spindletop International, a Houston-based charitable organization, and also serves on the Board of National Ocean Industries Association.

	Precision Shares Held	Total Market Value of Precision Shares (as at November 2, 2018)
	10,000	$31,800

Information regarding the identity of members of each committee of the Precision Board and about each director of Precision whose term of office as a director will continue after the Precision Meeting, other than David Williams, Ken Stickland and Nancy Laird, may be found in the Precision 2018 Circular incorporated by reference herein.

Corporate Cease Trade Orders

None of those persons who are proposed directors of Precision is or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including Precision), that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than three consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as described below, none of those persons who are proposed directors of Precision is or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including Precision), that: (a) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director:

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•	Mr. Stickland was a director of Millennium Stimulation Services Ltd. (a private company) from May 2012 to March 2016. Millennium Stimulation Services Ltd. was placed into receivership on March 23, 2016.

•	Ms. Laird was a director of Synodon Inc. (a TSX Venture listed company) from May 2006 to November 2016. Synodon Inc. was placed into receivership on November 30, 2016.

Penalties or Sanctions

None of those persons who are proposed directors of Precision (or any personal holding companies of such persons), have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Approval of the Precision Transaction Resolution

The Arrangement, if completed, will result in the acquisition of all of the issued and outstanding Trinidad Shares by Precision on the basis of 0.445 of a Precision Share for each Trinidad Share held. Based on the 273,457,951 Trinidad Shares issued and outstanding as of November 2, 2018, the Arrangement would result in an aggregate of 121,688,788 Precision Shares being issued pursuant to the Arrangement, subject to additional Precision Shares issued in connection with the rounding of fractional share entitlements as provided in the Plan of Arrangement. In addition, there were also an aggregate of 1,897,248 Trinidad Options outstanding as of November 2, 2018 which may be exercised into an aggregate of 1,897,248 Trinidad Shares (844,275 Precision Shares based on the Trinidad Exchange Ratio under the Arrangement). Based on the foregoing, the number of Precision Shares potentially issuable pursuant to the Arrangement upon the exchange of Trinidad Shares and upon the potential exercise of Trinidad Options is 122,533,063. In order to ensure an adequate number of Precision Shares are approved for issuance pursuant to the Arrangement to account for clerical and administrative matters, including the rounding of fractional shares, approval will be sought to issue up to an additional 1,225,330 Precision Shares in connection with the transactions contemplated by the Arrangement.

Accordingly, Precision Shareholders will be asked to approve the issuance of up to 123,758,393 Precision Shares in connection with the Arrangement, consisting of: (i) up to 121,688,788 Precision Shares to be issued based on the issued and outstanding Trinidad Shares as of November 2, 2018; (ii) up to 844,275 Precision Shares that may be issued upon the exercise of the issued and outstanding Trinidad Options; and (iii) up to an additional 1,225,330 Precision Shares to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Plan of Arrangement.

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. As the Arrangement may result in the issuance of a number of Precision Shares equal to approximately 42% of the 293,781,836 currently issued and outstanding Precision Shares on a non-diluted basis, the Precision Transaction Resolution must be approved by a majority of the votes cast by Precision Shareholders who vote in person or by proxy at the Precision Meeting. The TSX rules will not require further shareholder approval for the issuance of up to an additional 30,939,598 Precision Shares, such number being 25% of the number of Precision Shares approved by Precision Shareholders for the Arrangement.

At the Precision Meeting, the following Precision Transaction Resolution will be placed before the Precision Shareholders:

"BE IT RESOLVED, as an ordinary resolution of the holders of common shares ("Precision Shares") of Precision Drilling Corporation (the "Precision Shareholders") that:

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1.	the issuance of up to 123,758,393 Precision Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving, among others, Trinidad Drilling Ltd. ("Trinidad"), holders of common shares, options and stock option appreciation rights of Trinidad, and Precision, and in accordance with the terms of an arrangement agreement (the "Arrangement Agreement") dated October 5, 2018 between Trinidad and Precision, as more particularly described in the joint management information circular and proxy statement dated November 5, 2018 (the "Circular"), is hereby authorized and approved.

2.	notwithstanding that this resolution has been passed by the Precision Shareholders, the board of directors of Precision is hereby authorized and empowered, without further approval of the Precision Shareholders, to:

(a)	amend the Arrangement Agreement and to not proceed with the Arrangement or otherwise give effect to these resolutions; and

(b)	issue up to an additional 30,939,598 Precision Shares, such number being 25% of the Precision Shares approved by Precision Shareholders pursuant to the Arrangement, provided that the additional Precision Shares are issued pursuant to an increase in the consideration under the Arrangement;

3.	the election of Mr. Ken Stickland to the board of directors of Precision, effective immediately upon the effective time of the Arrangement to serve until the next meeting of shareholders or until a successor is elected or appointed; and

4.	any director or officer of Precision be and is hereby authorized and directed, for and on behalf of Precision, to execute (whether under the corporate seal of Precision or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination."

At the Precision Meeting, Precision Shareholders will be asked to vote to approve the Precision Transaction Resolution. The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting. The issuance of the additional Precision Shares pursuant to the Arrangement is not anticipated to materially affect control of Precision as, to the knowledge of both Trinidad and Precision and based on required public filings, at the date hereof no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Trinidad Shares.

Unless otherwise directed, the persons named in the form of proxy for the Precision Meeting intend to VOTE IN FAVOUR of the Precision Transaction Resolution.

It is a condition of the Arrangement in favour of Trinidad that the Precision Transaction Resolution be approved by the Precision Shareholders.

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GENERAL PROXY MATTERS OF TRINIDAD

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by and on behalf of the management of Trinidad for use at the Trinidad Meeting and the associated costs thereof will be borne by Trinidad. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Trinidad (who will not be specifically remunerated therefor).

Trinidad has retained D.F. King to assist it in connection with communicating to Trinidad Securityholders in connection with the Trinidad Meeting and in connection with the Ensign Offer. In connection with these mandates, D.F. King is expected to receive an aggregate fee of approximately $250,000 and will be reimbursed for its reasonable out-of-pocket expenses.

The Trinidad Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Trinidad Securityholders to the Arrangement in accordance with Section 193 of the ABCA. See "The Arrangement" and "Matters to be Considered at the Trinidad Meeting".

The information set forth below generally applies to registered holders of Trinidad Shares (i.e., you hold a physical share certificate registered in your name, representing your Trinidad Shares), Trinidad Options and Trinidad SARs. If you are a Beneficial Holder of Trinidad Shares (i.e., your Trinidad Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for Trinidad Securityholders. The persons named in the enclosed form of proxy are directors and/or officers of Trinidad. A Trinidad Securityholder has the right to appoint a person (who need not be a Trinidad Securityholder) other than the persons designated in the form of proxy provided by Trinidad to represent the Trinidad Securityholder at the Trinidad Meeting. To exercise this right, the Trinidad Securityholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Trinidad Securityholder and are unable to attend the Trinidad Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to TSX Trust Company, Trinidad's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Trinidad's transfer agent, TSX Trust Company: (i) by mail using the enclosed return envelope or one addressed to TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1; or (ii) by facsimile to (416) 595-9593. Trinidad Securityholders may also vote or appoint another person to be their proxyholder through the internet. Please go to www.voteproxyonline.com and follow the instructions. You will require your 12-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 9:00 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Trinidad Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Trinidad Meeting. The proxy shall be in writing and executed by the Trinidad Shareholder or such Trinidad Shareholder's attorney authorized in writing, or if such Trinidad Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Trinidad Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Trinidad Meeting.

A Trinidad Securityholder may revoke a proxy: (a) by instrument in writing executed by the Trinidad Securityholder or such Trinidad Securityholder's attorney authorized in writing or if the Trinidad Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with TSX Trust Company, acting as scrutineers, at the office of TSX Trust Company designated in the Notice of Meeting to Trinidad Securityholders and the Circular not later than 9:00 a.m. (Calgary time) on the Business Day preceding the day of the Trinidad Meeting (or any adjournment thereof) or with the Chairman on the day of the Trinidad Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

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Proxy Voting

The Trinidad Securities represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Trinidad Securities will be voted FOR the approval of the Trinidad Arrangement Resolution. The enclosed applicable form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to Trinidad Securityholders and with respect to other matters which may properly come before the Trinidad Meeting or any adjournment thereof. As of the date hereof, management of Trinidad knows of no amendments, variations or other matters to come before the Trinidad Meeting; however, if any other matter properly comes before the Trinidad Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Voting Securities of Trinidad and Principal Holders Thereof

As at November 2, 2018, there are 273,457,951 Trinidad Shares, 1,897,248 Trinidad Options and 1,718,260 Trinidad SARs issued and outstanding. Each Trinidad Securityholder will be entitled to one vote for each Trinidad Share, Trinidad Option or Trinidad SAR held by it in respect of the Trinidad Arrangement Resolution at the Trinidad Meeting. The Trinidad Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting.

In addition, pursuant to and in accordance with the policies of the TSX, the Trinidad Arrangement Resolution must be approved by a majority of the votes cast by the Trinidad Shareholders, present in person or by proxy at the Trinidad Meeting.

The Trinidad Record Date for determination of Trinidad Securityholders entitled to receive notice of and to vote at the Trinidad Meeting is the close of business on November 2, 2018. All Trinidad Securityholders whose names have been entered in the register of holders of Trinidad Shares, Trinidad Options and Trinidad SARs, as applicable, on the close of business on the Trinidad Record Date, will be entitled to receive notice of and to vote at the Trinidad Meeting. If a Trinidad Shareholder transfers his or her Trinidad Shares after the Record Date, the Trinidad Shareholder who received the transferred Trinidad Shares may be entitled to vote, in accordance with the ABCA, if he or she produces properly endorsed certificates of Trinidad Shares or otherwise establishes that he or she owns the Trinidad Shares, and demands that his or her name be included on the list of Trinidad Shareholders entitled to vote at the Trinidad Meeting. This demand must be made no later than ten days prior to the Trinidad Meeting. Holders of Trinidad Options and Trinidad SARs are not permitted to transfer such Trinidad Securities.

To the knowledge of the directors and Executive Officers of Trinidad, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Trinidad Shares.

Quorum

Pursuant to the by-laws of Trinidad, a quorum of Trinidad Shareholders is present at the Trinidad Meeting if two or more persons are present either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Trinidad Shares. If a quorum is not present at the Trinidad Meeting, the Trinidad Meeting may be adjourned to a fixed time and place, but no other business shall be transacted at the Trinidad Meeting.

Procedure and Votes Required

The Interim Order provides that each holder of Trinidad Shares, Trinidad Options and Trinidad SARs at the close of business on the Trinidad Record Date will be entitled to receive notice of, to attend and to vote at the Trinidad Meeting.

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Pursuant to the Interim Order:

(a)	the number of votes required to pass the Trinidad Arrangement Resolution shall be at least 66 ⅔% of the votes cast by Trinidad Securityholders, voting together as a single class, present in person or represented by proxy at the Trinidad Meeting; and

(b)	each Trinidad Share, Trinidad Option and Trinidad SAR will entitle the holder to one vote at the Trinidad Meeting in respect of the Trinidad Arrangement Resolution.

In addition, pursuant to and in accordance with the policies of the TSX, the Trinidad Arrangement Resolution must be approved by a majority of the votes cast by the Trinidad Shareholders, present in person or by proxy at the Trinidad Meeting.

Notwithstanding the foregoing, the Trinidad Arrangement Resolution authorizes the Trinidad Board, without further notice to or approval of the Trinidad Securityholders, subject to the terms of the Plan of Arrangement, the Arrangement Agreement and the Interim Order, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix B to this Circular for the full text of the Trinidad Arrangement Resolution.

GENERAL PROXY MATTERS OF PRECISION

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Precision for use at the Precision Meeting and the associated costs thereof will be borne by Precision. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Precision (who will not be specifically remunerated therefor).

Precision has retained Evolution Proxy to assist it in connection with communicating to Precision Shareholders. In connection with these services, Evolution Proxy is expected to receive an aggregate fee of approximately $95,000 and will be reimbursed for its reasonable out-of-pocket expenses.

The Precision Meeting is being called to seek the requisite approval of Precision Shareholders of the Precision Transaction Resolution. See "The Arrangement" and "Matters to be Considered at the Precision Meeting".

The information set forth below generally applies to registered holders of Precision Shares (i.e. you hold a physical share certificate or DRS Advice registered in your name and representing your Precision Shares). If you are a Beneficial Holder of Precision Shares (i.e., your Precision Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for holders of Precision Shares. The persons named in the enclosed form of proxy are directors and/or officers of Precision. A Precision Shareholder has the right to appoint a person (who need not be a Precision Shareholder) other than the persons designated in the form of proxy provided by Precision to represent the Precision Shareholder at the Precision Meeting. To exercise this right, the Precision Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Precision Shareholder and are unable to attend the Precision Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, Precision's transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Precision's transfer agent, Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Precision Shareholders may also vote through the internet and if voting through the internet, Precision Shareholders may also appoint another person to be his or her proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Precision Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Precision Meeting. The proxy shall be in writing and executed by the Precision Shareholder or such Precision Shareholder's attorney authorized in writing, or if such Precision Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. The Chairman of the Precision Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Precision Meeting.

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The Precision Record Date for determination of Precision Shareholders entitled to receive notice of and to vote at the Precision Meeting is the close of business on November 2, 2018. Precision will prepare, as of the Precision Record Date, a list of Precision Shareholders entitled to receive the Notice of Meeting and showing the number of Precision Shares held by each such Precision Shareholder. Only Precision Shareholders whose names have been entered in the register of holders of Precision Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Precision Shares shown opposite such Precision Shareholder's name at the Precision Meeting; provided that, to the extent that an Precision Shareholder transfers ownership of any Precision Shares after the Precision Record Date and the transferee of those Precision Shares establishes ownership of such Precision Shares and demands, not later than ten days before the Precision Meeting, to be included in the list of Precision Shareholders eligible to vote at the Precision Meeting, such transferee will be entitled to vote such Precision Shares at the Precision Meeting.

A Precision Shareholder may revoke a proxy: (a) by instrument in writing executed by the Precision Shareholder or such Precision Shareholder's attorney authorized in writing or if the Precision Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with Precision's transfer agent, acting as scrutineers, at the office of Precision's transfer agent designated in the Notice of Meeting to Precision Shareholders and the Circular not later than 10:30 a.m. (Calgary time) on the Business Day preceding the day of the Precision Meeting (or any adjournment thereof) or with the Chairman on the day of the Precision Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

Proxy Voting

The Precision Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Precision Shares will be voted FOR approval of the Precision Transaction Resolution. The enclosed applicable form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to Precision Shareholders and with respect to other matters which may properly come before the Precision Meeting or any adjournment thereof. As of the date hereof, management of Precision knows of no amendments, variations or other matters to come before the Precision Meeting, however, if any other matter properly comes before the Precision Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Voting Securities of Precision and Principal Holders Thereof

As at November 2, 2018, there are 293,781,836 Precision Shares issued and outstanding which are its only outstanding voting securities. Each Precision Share entitles the holder thereof to one vote per share at the Precision Meeting. In addition, each Precision Share that is outstanding at the Precision Record Date will be entitled to one vote in respect of the Precision Transaction Resolution.

To the knowledge of the directors and executive officers of Precision, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Precision Shares, other than Fidelity Investments, a U.S.-based multinational financial services organization, which owns, through its affiliates, 30,388,430 Precision Shares or approximately 10.4% of the outstanding Precision Shares.

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Quorum

Pursuant to the by-laws of Precision, a quorum of Precision Shareholders is present at the Precision Meeting if two or more persons are present either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Precision Shares. If a quorum is not present at the Precision Meeting, the Precision Meeting may be adjourned to a fixed time and place, but no other business shall be transacted at the Precision Meeting.

QUESTIONS AND OTHER ASSISTANCE

If you are a Trinidad Securityholder and you have any questions about the information contained in the Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Trinidad's proxy solicitation agent, D.F. King using the contact details listed on the back page of this Circular. If you are a Precision Shareholder and you have any questions about the information contained in the Circular or require assistance in completing your form of proxy, please contact Precision's proxy solicitation agent, Evolution Proxy, using the contact details listed on the back page of this Circular.

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APPENDIX A

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including the Summary and Appendices.

(a)	"1933 Act" means the United States Securities Act of 1933;

(b)	"1934 Act" means the United States Securities and Exchange Act of 1934;

(c)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as may be amended from time to time prior to the Effective Date;

(d)	"Acquisition Proposal" means, other than:

(i)	the Arrangement; and

(ii)	any transaction involving only Trinidad and one or more of its wholly-owned subsidiaries or between or among one or more of Trinidad's wholly-owned subsidiaries;

any inquiry or request for discussions or negotiations or the making of any offer or proposal whether or not in writing to Trinidad or the Trinidad Shareholders from any Person or Persons "acting jointly or in concert" (within the meaning of NI 62-104) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(A)	any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) from Trinidad or Trinidad Shareholders as the case may be that, when taken together with any securities of Trinidad held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror and assuming the conversion of any convertible securities held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership representing 20% or more of any class of equity or voting securities of Trinidad or any of its subsidiaries or rights or interests therein or thereto;

(B)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase) of assets of any member of the Trinidad Group (including, without limitation, the shares of any subsidiary) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Trinidad or any of its subsidiaries;

(C)	an amalgamation, arrangement, share exchange, merger, business combination, consolidation, recapitalization or other similar transaction involving Trinidad or any of its subsidiaries;

(D)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Trinidad that, if consummated, would result in a Person or group of Persons acting jointly or in concert acquiring beneficial ownership of 20% or more of any class of equity or voting securities of Trinidad and assuming the conversion of any convertible securities held by the Person or group of Persons acting jointly or in concert;

A-1

(E)	any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; or

(F)	any public announcement of an intention to do any of the foregoing;

For purposes of the Arrangement Agreement, the Ensign Offer and any changes, amendments, modifications or variations to the foregoing bid after the date hereof, shall each be deemed to be an "Acquisition Proposal"; provided however that the Ensign Offer shall be deemed not to be a Superior Proposal for purposes of the Arrangement Agreement, and the provision of Section 6.1(c) of the Arrangement Agreement shall not apply to the Ensign Offer;

(e)	"affiliate" has the meaning ascribed thereto in the Securities Act;

(f)	"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(g)	"Applicable Laws", in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(h)	"ARC" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the Arrangement;

(i)	"Arrangement" means the arrangement between the Parties under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, or modified in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement, or amended or made at the direction of the Court in the Final Order;

(j)	"Arrangement Agreement" means the arrangement agreement between Precision and Trinidad dated October 5, 2018, as the same may be amended from time to time;

(k)	"Articles of Arrangement" means the articles of arrangement of Trinidad giving effect to the Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(l)	"Beneficial Holder" has the meaning ascribed thereto in "Information for Beneficial Holders";

(m)	"Broadridge" means Broadridge Financial Solutions, Inc.;

(n)	"Business Day" means any day other than a Saturday, Sunday, statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(o)	"CDS" means CDS Clearing and Depository Services Inc.;

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(p)	"Certificate" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(q)	"Circular" means this joint management information circular and proxy statement of Trinidad and Precision, dated November 5, 2018 together with all Appendices hereto, distributed to Trinidad Securityholders and Precision Shareholders in connection with the Meetings;

(r)	"Code" means the Internal Revenue Code of 1986, as amended;

(s)	"Commissioner" means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act, and includes a Person duly authorized to exercise the powers and perform the duties of the Commissioner;

(t)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34, as may be amended from time to time prior to the Effective Date;

(u)	"Competition Act Approval" means, in respect of the Arrangement, the occurrence of one or more of the following:

(i)	an ARC pursuant to subsection 102(1) of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated by the Arrangement Agreement, which ARC has not been rescinded prior to the Effective Time;

(ii)	(A) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act; and (B) the Commissioner shall have confirmed in writing, that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, and such "no action letter" shall not have been rescinded prior to the Effective Time; or

(iii)	in lieu of Sections 1.1(n)(i) or 1.1(n)(ii) of the Arrangement Agreement, where Precision in its sole discretion elects, the Parties shall have notified the Commissioner under section 114 of the Competition Act and the waiting period under section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(v)	"Computershare" means Computershare Trust Company of Canada;

(w)	"Confidential Information" has the meaning ascribed thereto in Section 6.1(f) of the Arrangement Agreement;

(x)	"Confidentiality Agreements" means, collectively, the confidentiality agreements between Trinidad and Precision dated April 11, 2018 and June 7, 2018;

(y)	"Corruption Acts" means the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction, as may be amended from time to time prior to the Effective Date;

(z)	"Court" means the Court of Queen's Bench of Alberta;

(aa)	"D.F. King" means D.F. Kind Canada Ltd., a division of AST Investor Services Inc., the information agent retained by Trinidad in connection with the Arrangement;

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(bb)	"Depositary" means the depositary under the Arrangement, Computershare Investor Services Inc., or such other Person that may be appointed by Precision in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing the Trinidad Shares;

(cc)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;

(dd)	"DOJ" has the meaning ascribed thereto in "Procedure for the Arrangement to Become Effective – Regulatory Approvals – HSR Approval";

(ee)	"DRS Advice" has the meaning ascribed thereto in "Procedure for the Arrangement to Become Effective – Procedure for Exchange of Trinidad Share Certificates";

(ff)	"EBITDA" has the meaning ascribed thereto in "Joint Management Information Circular and Proxy Statement – Supplemental Disclosure – Non-GAAP Measures";

(gg)	"Effective Date" means the effective date of the Arrangement, being the date shown on the Certificate;

(hh)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(ii)	"Employment Agreements" has the meaning ascribed thereto in "Interests of Directors and Officers in the Arrangement – Severance";

(jj)	"Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

(kk)	"Ensign" means Ensign Energy Services Inc.;

(ll)	"Ensign Offer" means the all-cash $1.68 per share hostile take-over offer from Ensign launched on August 30, 2018;

(mm)	"Evolution Proxy" means Evolution Proxy, Inc.;

(nn)	"Exchanges" means the TSX, and, with respect to Precision, also includes the NYSE;

(oo)	"Excluded Transaction Costs" has the meaning ascribed thereto in the definition of Trinidad Transaction Costs;

(pp)	"Executive Officers" means the President and Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer of Trinidad;

(qq)	"Fairness Opinions" means, collectively, the Trinidad Fairness Opinion and the Precision Fairness Opinion;

(rr)	"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the ABCA as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

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(ss)	"Fitch" means Fitch Ratings Inc. and its successors and assigns;

(tt)	"FTC" has the meaning ascribed thereto in "Procedure for the Arrangement to Become Effective – Regulatory Approvals – HSR Approval";

(uu)	"Governmental Authority" means any:

(i)	national, federal, provincial, state, regional, municipal, local or other government or any governmental regulatory or administrative authority department, court, tribunal, arbitral body, commission, board, bureau ministry or agency, or official, domestic or foreign including any political subdivision thereof;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)	any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and

(iv)	any stock exchange, including the Exchanges;

(vv)	"Holder" has the meaning set out under the heading "Certain Canadian Federal Income Tax Considerations";

(ww)	"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the regulation promulgated thereunder;

(xx)	"HSR Act Approval" means the expiration of the waiting period under the HSR Act, including any extensions, or early termination thereof;

(yy)	"IFRS" means International Financial Reporting Standards as incorporated in the Handbook of the Chartered Professional Accountants (Canada) at the relevant time applied on a consistent basis, as may be amended from time to time prior to the Effective Date;

(zz)	"includes" or "including" shall be deemed to mean "includes, without limitation" or "including, without limitation";

(aaa)	"Interim Order" means an interim order of the Court dated November 5, 2018 under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Trinidad Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix D to this Circular;

(bbb)	"IRS" has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations";

(ccc)	"Letter of Transmittal" means the shareholder letter of transmittal form forwarded to Trinidad Shareholders pursuant to which Trinidad Shareholders are required to deliver certificates or DRS Advice representing Common Shares to the Depositary in exchange for Precision Shares;

(ddd)	"Material Adverse Change" or "Material Adverse Effect" means, with respect to Trinidad or Precision, as the case may be, any fact or state of facts, circumstance, change, effect, occurrence or event that:

(i)	individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash flows of Trinidad or Precision and their respective subsidiaries, taken as a whole, as the case may be, other than any such change, effect, occurrence or event directly or indirectly relating to or resulting from:

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(A)	conditions affecting the oilfield services industry generally in jurisdictions in which Trinidad or Precision, as the case may be, carries on business;

(B)	changes to Applicable Laws, Taxes, IFRS or changes in accounting or regulatory requirements generally applicable to the oilfield services industry as a whole;

(C)	general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

(D)	global, national or regional political conditions, including the outbreak of war or acts of terrorism;

(E)	natural disasters;

(F)	in the case of Trinidad, any matter which has been publicly disclosed by Trinidad in the Trinidad Public Record subsequent to January 1, 2018 (other than a matter which has been publicly disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Precision, in each case, prior to the date of the Arrangement Agreement, and in the case of Precision, any matter which has been publicly disclosed by Precision in the Precision Public Record subsequent to January 1, 2018 (other than a matter which has been publicly disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Trinidad, in each case, prior to the date of the Arrangement Agreement; except in each case to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event that arises after the date hereof;

(G)	in the case of either Party, relating to a change in the market trading price or trading volume of such Party's publicly listed securities (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(H)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(I)	the exercise by a Trinidad JV Shareholder of any of its rights and entitlements under and in accordance with Section 10.2 of the Trinidad JV Agreement, subject to compliance with the arrangements mutually agreed between the Parties with respect thereto;

(J)	the announcement of the Arrangement Agreement and the transactions contemplated hereby, including the Arrangement or the announcement thereof; or

(K)	in the case of Trinidad, any matter expressly consented to in writing by Precision after the date hereof or permitted or required by the Arrangement Agreement (excluding Section 3.3(i) of the Arrangement Agreement for such purpose), and in the case of Precision, any matter expressly consented to in writing by Trinidad after the date hereof or permitted or required by the Arrangement Agreement (excluding Section 3.1(g) of the Arrangement Agreement for such purpose);

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provided however, that where the change or effect referred to in Sections 1.1(vv)(i)(A) through 1.1(vv)(i)(E) of the Arrangement Agreement primarily relates only to (or has the effect of primarily relating only to) Trinidad or Precision, as the case may be, or disproportionately affects Trinidad or Precision and its respective subsidiaries, taken as a whole, as the case may be, compared to other entities of similar size operating in the same jurisdictions in the oilfield services industry, in which case, the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; or

(ii)	either individually or in the aggregate prevents or materially delays, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Trinidad or Precision, as the case may be, from performing its material obligations under the Arrangement Agreement in any material respect, provided that neither: (A) any change, amendment, modification or variation in the Ensign Offer; nor (B) the entering into or announcement of any agreement, commitment or understanding between Ensign or Persons acting jointly or in concert with Ensign and one or more holders of Trinidad Shares pursuant to which such holder or holders will tender to such bid, shall constitute a Material Adverse Change or Material Adverse Effect with respect to Trinidad or Precision, as applicable, within the meaning of this subparagraph (ii);

(eee)	"Meetings" means, collectively, the Trinidad Meeting and the Precision Meeting;

(fff)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(ggg)	"Moody's" means Moody's Investors Service, Inc., and its successors and assigns;

(hhh)	"Notice of Meeting" means the notice of special meetings of Trinidad Securityholders or Precision Shareholders, as applicable;

(iii)	"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(jjj)	"NYSE" means the New York Stock Exchange;

(kkk)	"Option In-the-Money Amount" means the amount by which the Trinidad Market Price exceeds the exercise price of a Trinidad Option;

(lll)	"Outside Date" means March 31, 2019 or such other date as the Parties may agree; provided however, that if the Required Regulatory Approvals have not been obtained by the Outside Date, the Outside Date shall be automatically extended by 60 days;

(mmm)	"Parties" means, collectively, Trinidad and Precision, and "Party" means any one of them;

(nnn)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

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(ooo)	"Plan of Arrangement" means the plan of arrangement in the form attached as Schedule "A" to the Arrangement Agreement, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(ppp)	"Post-Arrangement Precision" means Precision, following completion of the Arrangement;

(qqq)	"Precision" means Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta;

(rrr)	"Precision 2017 Circular" means the notice of meeting and information circular of Precision dated April 7, 2017 for the annual and special meeting of Precision Shareholders held on May 17, 2017;

(sss)	"Precision 2018 Circular" means the notice of meeting and information circular of Precision dated April 5, 2018 for the annual meeting of Precision Shareholders held on May 16, 2018;

(ttt)	"Precision AIF" means the annual information form of Precision dated March 13, 2018 for the year ended December 31, 2017;

(uuu)	"Precision Annual Financial Statements" means the audited consolidated financial statements of Precision as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon;

(vvv)	"Precision Annual MD&A" means management's discussion and analysis of the financial and operating results of Precision for the year ended December 31, 2017;

(www)	"Precision Board" means the board of directors of Precision, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(xxx)	"Precision Damages Event" has the meaning ascribed thereto in Section 6.2 of the Arrangement Agreement;

(yyy)	"Precision Fairness Opinion" means the written opinion of RBC Capital Markets dated October 4, 2018, a copy of which is attached as Appendix G to this Circular;

(zzz)	"Precision Financial Statements" means, collectively:

(i)	Precision Annual Financial Statements; and

(ii)	the unaudited consolidated financial statements of Precision as at and for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto;

(aaaa)	"Precision Interim MD&A" means the management's discussion and analysis of Precision for the three and nine months ended September 30, 2018 and 2017;

(bbbb)	"Precision MCR" means the material change report of Precision dated October 11, 2018 with respect to the Arrangement;

(cccc)	"Precision Meeting" means the special meeting of Precision Shareholders to be held to consider the issuance of Precision Shares to Trinidad Shareholders pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board and any adjournment(s) or postponement(s) thereof;

(dddd)	"Precision Nomination Agreement" means the agreement for the nomination of the Trinidad Nominees to the Precision Board, through to and including Precision's 2019 annual shareholders' meeting;

(eeee)	"Precision Public Record" means all information filed by or on behalf of Precision after January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws;

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(ffff)	"Precision Q2 Financial Statements" means the unaudited consolidated financial statements of Precision as at and for the three and six months ended June 30, 2018 and 2017, together with the notes thereto;

(gggg)	"Precision Record Date" means November 2, 2018;

(hhhh)	"Precision Shareholders" means holders of Precision Shares from time to time;

(iiii)	"Precision Shares" means the common shares in the capital of Precision;

(jjjj)	"Precision Support Agreement" means the voting agreements between Trinidad and each of the Precision Supporting Shareholders pursuant to which each such person has agreed, among other things, not to dispose of their Precision Shares prior to the Effective Date, to vote in favour of the Precision Transaction Resolution and to otherwise support the Arrangement;

(kkkk)	"Precision Supporting Shareholder" means each of the directors and certain of the officers of Precision;

(llll)	"Precision Termination Fee" has the meaning ascribed thereto in Section 6.2 of the Arrangement Agreement;

(mmmm)	"Precision Transaction Resolution" means the ordinary resolution of the Precision Shareholders to approve: (i) the issuance of Precision Shares pursuant to the Arrangement; and (ii) the election of Ken Stickland to the Precision Board;

(nnnn)	"RBC" means RBC Capital Markets;

(oooo)	"Record Date" means November 2, 2018;

(pppp)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(qqqq)	"Regulatory Approvals" means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by law or a Governmental Authority or pursuant to a written agreement between the Parties and a Governmental Authority to refrain from consummating the Arrangement, in each case required or advisable under Applicable Law in connection with the Arrangement, including the Required Regulatory Approvals;

(rrrr)	"Representatives" has the meaning ascribed thereto in Section 6.1(b) of the Arrangement Agreement;

(ssss)	"Required Regulatory Approvals" means the Competition Act Approval and the HSR Act Approval;

(tttt)	"S&P" means Standard and Poor's Financial Services LLC (a subsidiary of The McGraw-Hill Companies Inc.) and its successors and assigns;

(uuuu)	"SEC" means the United States Securities and Exchange Commission;

(vvvv)	"Securities Act" means the Securities Act, R.S.A. 2000, c. S 4, as may be amended from time to time prior to the Effective Date;

(wwww)	"Securities Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada and the SEC;

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(xxxx)	"Securities Laws", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada and the United States, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking property or securities, including the rules of the Exchanges;

(yyyy)	"Shares" means collectively, the Trinidad Shares and Precision Shares;

(zzzz)	"Shareholders" means collectively, the Trinidad Shareholders and Precision Shareholders;

(aaaaa)	"subsidiary" has the meaning ascribed thereto in the Securities Act;

(bbbbb)	"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date of the Arrangement Agreement from a Person (other than Precision) that the Trinidad Board determines in good faith after consultation with its financial and legal advisors (as reflected in the minutes of the Trinidad Board), is a transaction:

(i)	that is not subject to any financing condition and in respect of which adequate arrangements have been made in respect of the funds or other consideration necessary for the consummation of such Acquisition Proposal, as demonstrated to the satisfaction of the Trinidad Board, acting in good faith;

(ii)	that is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal;

(iii)	that does not or will not require any waiver, modification, or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, and did not otherwise result from or involve a breach of any agreement between the Person making such proposal or Trinidad of Section 6.1 of the Arrangement Agreement;

(iv)	that is not subject to any due diligence or access condition;

(v)	that would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Trinidad Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement; and

(vi)	that the failure by the Trinidad Board to accept, recommend, approve or enter into a definitive agreement to implement, such Acquisition Proposal would be inconsistent with its fiduciary duties;

Solely for purposes of this definition of "Superior Proposal" and its use throughout the Arrangement Agreement, all references to "20%" in the definition of "Acquisition Proposal" shall instead be construed to refer to "100%";

(ccccc)	"Supplemental Information Request" has the meaning ascribed thereto in "Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval";

(ddddd)	"Tax" or "Taxes" shall mean: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, domestic or foreign federal income taxes and provincial/state income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, social security taxes, Canada Pension Plan contributions, payroll (including U.S. Federal Insurance Contribution Act) contributions and taxes, sales and use taxes, value added taxes, goods and services taxes, harmonized sales taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, municipal taxes, environmental taxes, capital taxes, corporate minimum taxes, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any member of the Trinidad Group or the Precision Group (as such terms are defined in the Arrangement Agreement), as applicable, is required to pay, deduct, withhold, remit or collect; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

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(eeeee)	"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as may be amended from time to time prior to the Effective Date;

(fffff)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(ggggg)	"TD Securities" means TD Securities Inc.;

(hhhhh)	"threatened" when used in relation to legal action or any other matter, means that a written demand has been made or a written notice has been given that such legal action or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that such legal action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

(iiiii)	"Tribunal" has the meaning ascribed thereto in "Procedure for the Arrangement to Become Effective – Regulatory Approvals – Competition Act Approval";

(jjjjj)	"Trinidad" means Trinidad Drilling Ltd., a corporation existing under the ABCA;

(kkkkk)	"Trinidad AIF" means the annual information form of Trinidad dated March 29, 2018 for the year ended December 31, 2017;

(lllll)	"Trinidad Annual MD&A" means management's discussion and analysis of the financial and operating results of Trinidad for the year ended December 31, 2017;

(mmmmm)	"Trinidad Arrangement Resolution" means the special resolution of the Trinidad Securityholders in respect of the Arrangement to be considered at the Trinidad Meeting substantially in the form as Appendix B of this Circular;

(nnnnn)	"Trinidad Bank Facility" means the revolving credit facility of Trinidad for $100 million and U.S.$100 million, including a $10 million bank swingline and a U.S.$10 million bank swingline with a syndicate of financial institutions maturing on December 12, 2020;

(ooooo)	"Trinidad Board" means the board of directors of Trinidad as it may be comprised from time to time, including any duly constituted and acting committee thereof;

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(ppppp)	"Trinidad Change of Control Payments" means obligations of Trinidad pursuant to all employment and consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments (but excluding termination, severance, bonus and related costs for employees who do not have written agreements in respect of the same) and any payments pursuant to any other incentive plans (including payments in satisfaction of Trinidad Incentive Units), arising out of or in connection with the Arrangement, but not including payments in respect of Trinidad Options as provided in the Arrangement Agreement;

(qqqqq)	"Trinidad Closing VWAP" means the volume weighted average trading price of the Trinidad Shares for the five trading days ending on the second trading day immediately prior to the Effective Date;

(rrrrr)	"Trinidad Dissenting Shareholder" means a registered Trinidad Shareholder who validly exercises its Dissent Rights pursuant the Plan of Arrangement and the Interim Order, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights immediately prior to the Effective Time;

(sssss)	"Trinidad DSU Plan" means the deferred share unit plan of Trinidad dated March 11, 2008, as amended and restated November 8, 2017;

(ttttt)	"Trinidad DSUs" means the deferred share units awarded to non-employee Trinidad directors pursuant to the Trinidad DSU Plan;

(uuuuu)	"Trinidad Exchange Ratio" means 0.445 of a Precision Share per Trinidad Share;

(vvvvv)	"Trinidad Fairness Opinion" means the written opinion of TD Securities dated October 4, 2018, a copy of which is attached to this Circular as Appendix F;

(wwwww)	"Trinidad Financial Statements" means, collectively:

(i)	the audited financial statements of Trinidad as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited financial statements of Trinidad as at and for the three and six month periods ended June 30, 2018 and 2017, together with the notes thereto;

(xxxxx)	"Trinidad Incentive Plans" means, collectively, the Trinidad DSU Plan, the Trinidad RSU Plan, the Trinidad PSU Plan, the Trinidad SARs Plan and the Trinidad Option Plan;

(yyyyy)	"Trinidad Incentive Units" means, collectively, the Trinidad DSUs, Trinidad PSUs, Trinidad RSUs and Trinidad SARs;

(zzzzz)	"Trinidad Interim MD&A" means the management's discussion and analysis of Trinidad for the three and nine months ended June 30, 2018 and 2017;

(aaaaaa)	"Trinidad JV Agreement" means the shareholders' agreement among Trinidad Drilling International Luxembourg S.à.r.l., Trinidad Luxembourg Ops S.à.r.l. and Halliburton Eurasia Limited dated September 3, 2013, as amended from time to time;

(bbbbbb)	"Trinidad JV Shareholder" means a Shareholder (as such term is defined in the Trinidad JV Agreement) other than Trinidad Luxembourg Ops S.à.r.l. and its successors and permitted assigns;

(cccccc)	"Trinidad Market Price" means the volume weighted average trading price of the Trinidad Shares, calculated by dividing the total value by the total volume of the Trinidad Shares as traded on the TSX for the last trading day immediately prior to the Effective Date;

A-12

(dddddd)	"Trinidad Meeting" means the special meeting of Trinidad Securityholders to be held to consider the Trinidad Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

(eeeeee)	"Trinidad Nominees" means Ken Stickland and Nancy Laird;

(ffffff)	"Trinidad Option Plan" means the stock option plan of Trinidad, amended and restated as of March 11, 2018;

(gggggg)	"Trinidad Optionholders" means holders of Trinidad Options;

(hhhhhh)	"Trinidad Options" means the outstanding stock options of Trinidad granted under the Trinidad Option Plan, whether or not vested, entitling the holders thereof to acquire Trinidad Shares;

(iiiiii)	"Trinidad PSU Plan" means performance share unit plan of Trinidad, amended and restated as of March 11, 2018;

(jjjjjj)	"Trinidad PSUs" means the performance share units issued pursuant to the Trinidad PSU Plan;

(kkkkkk)	"Trinidad Public Record" means all information filed by or on behalf of Trinidad since January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws which is available for public viewing on the SEDAR website at www.sedar.com under Trinidad's profile;

(llllll)	"Trinidad Record Date" means November 2, 2018;

(mmmmmm)	"Trinidad RSUs" means the restricted share units issued pursuant to the Trinidad RSU Plan;

(nnnnnn)	"Trinidad RSUs Plan" means the amended and restated restricted share unit plan of Trinidad, amended and restated as of March 11, 2018;

(oooooo)	"Trinidad SARholders" means holders of Trinidad SARs;

(pppppp)	"Trinidad SARs" means the stock appreciation rights issued pursuant to the Trinidad SARs Plan;

(qqqqqq)	"Trinidad SARs Plan" means the amended and restated stock appreciation rights plan of Trinidad, amended and restated as of March 11, 2018;

(rrrrrr)	"Trinidad Securities" means, collectively, the Trinidad Shares, the Trinidad Options and the Trinidad SARs;

(ssssss)	"Trinidad Securityholders" means, collectively, the Trinidad Shareholders, the Trinidad Optionholders and the Trinidad SARholders, from time to time;

(tttttt)	"Trinidad Senior Notes" means the 6.625% senior unsecured notes in the aggregate principal amount of U.S.$350 million due February 2025 issued by Trinidad pursuant to the terms of the note indenture between Trinidad and Wells Fargo Bank, N.A., as trustee, dated February 8, 2017;

(uuuuuu)	"Trinidad Shareholders" means holders of Trinidad Shares from time to time;

(vvvvvv)	"Trinidad Shareholder Rights Plan" means Trinidad's amended and restated shareholder rights plan dated as of May 10, 2017, as such may be further amended, amended and restated or replaced from time to time;

(wwwwww)	"Trinidad Shares" means the common shares in the capital of Trinidad;

A-13

(xxxxxx)	"Trinidad Special Committee" means the special committee of certain independent directors of Trinidad consisting of Messrs. Ken Stickland (as Chair), Jim Brown and David Halford;

(yyyyyy)	"Trinidad SRP Rights" means the rights issued pursuant to the Trinidad Shareholder Rights Plan;

(zzzzzz)	"Trinidad Support Agreement" means the voting support agreements between Precision and each of the Trinidad Supporting Securityholders, pursuant to which each such person agreed, among other things, not to dispose of any of their Trinidad Shares or Trinidad Options prior to the Effective Date, to vote in favour of the Trinidad Arrangement Resolution and to otherwise support the Arrangement;

(aaaaaaa)	"Trinidad Supporting Securityholder" means all of the directors and Executive Officers of Trinidad;

(bbbbbbb)	"Trinidad Transaction Costs" means, collectively:

(i)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with the Arrangement Agreement and the Arrangement, including, without limitation:

(A)	fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services and shareholder communication costs, Trinidad Meeting costs, legal fees and disbursements; and

(B)	payments in connection with Trinidad Options and any Trinidad Change of Control Payments;

(ii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with the Ensign Offer and incurred, accrued or billed as of the date of the Arrangement Agreement; and

(iii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with any other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions and incurred, accrued or billed as of the date of the Arrangement Agreement;

but excluding (A) any payment or premium arising with respect to the Trinidad Senior Notes or the Trinidad Bank Facility as a result of the Arrangement; (B) any costs incurred in connection with any amendment to the Arrangement Agreement or the Arrangement; (C) any costs incurred in connection with the Ensign Offer incurred after the date of the Arrangement Agreement; (D) any reasonable costs incurred in connection with other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions incurred after the date of the Arrangement Agreement; and (E) any reasonable additional costs that may be incurred in connection with the Required Regulatory Approvals as agreed by the Parties (items (A) to (E) are referred to as "Excluded Transaction Costs");

(ccccccc)	"TSX" means the Toronto Stock Exchange;

(ddddddd)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

(eeeeeee)	"Voting Instruction Form" means the voting instruction form provided by Broadridge to Beneficial Holders.

A-14

APPENDIX B

TRINIDAD ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Trinidad Drilling Ltd. ("Trinidad"), the securityholders of Trinidad (the "Securityholders") and Precision Drilling Corporation ("Precision"), as more particularly described and set forth in the joint management information circular of Trinidad dated November 5, 2018 accompanying the notice of this meeting, as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the "Plan of Arrangement") involving Trinidad and Precision, the full text of which is set out as Schedule "A" to the Arrangement Agreement made as of October 5, 2018 (the "Arrangement Agreement") between Trinidad and Precision, as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of Trinidad in approving the Arrangement Agreement and the actions of the directors and officers of Trinidad in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the applicable Securityholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Trinidad are hereby authorized and empowered, at their discretion, without further notice to or approval of the Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, to disregard the approval of the Securityholders and not proceed with the Arrangement, at any time prior to the issuance of the Certificate of Arrangement (as defined in the Arrangement Agreement).

5.	Any one director or officer of Trinidad is hereby authorized and directed, for and on behalf of Trinidad, to execute, under the corporate seal of Trinidad or otherwise, and to deliver to the Registrar under the ABCA for filing Articles of Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Any one director or officer of Trinidad is hereby authorized and directed, for and on behalf of Trinidad, to execute, or cause to be executed, under the corporate seal of Trinidad or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

B-1

APPENDIX C

ARRANGEMENT AGREEMENT

C-1

ARRANGEMENT AGREEMENT

BETWEEN

Precision Drilling Corporation

- AND –

Trinidad Drilling Limited

C-2

October 5, 2018

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation Not Affected by Headings, etc.	18
1.3 Number and Gender	19
1.4 Date for Any Action	19
1.5 Entire Agreement	19
1.6 Statute and Agreement References	19
1.7 Schedules	19
1.8 Currency	19
1.9 Accounting Matters	20
1.10 Interpretation Not Affected by Party Drafting	20
1.11 Knowledge	20
Article 2 THE ARRANGEMENT	20
2.1 Plan of Arrangement	20
2.2 Recommendation of Precision Board	22
2.3 Recommendation of Trinidad Board	22
2.4 Interim Order	23
2.5 Information Circular	24
2.6 Preparation of Filings	25
2.7 Trinidad Employee Obligations	26
2.8 Treatment of Trinidad Options and Trinidad Incentive Units	27
2.9 Effective Date	28
2.10 Dissenting Shareholders	28
2.11 Tax Matters	28
2.12 Voting Agreements	28
2.13 U.S. Securities Laws	29
Article 3 COVENANTS	29
3.1 Covenants of Precision	29
3.2 Additional Covenants of Precision	33
3.3 Covenants of Trinidad	33
3.4 Mutual Covenants Regarding the Arrangement	44
3.5 Provision of Information and Integration of Operations	45
3.6 Mutual Covenants Regarding Regulatory Approvals	45
Article 4 REPRESENTATIONS AND WARRANTIES	47
4.1 Representations and Warranties of Precision	47
4.2 Representations and Warranties of Trinidad	48
4.3 Privacy Issues	48

i

Table of Contents
(continued)

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated effective as of October 5, 2018

BETWEEN:

Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "Precision")

AND

Trinidad Drilling Limited, a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "Trinidad")

WHEREAS:

A.       Precision wishes to acquire all of the issued and outstanding Trinidad Shares;

B.	Precision and Trinidad wish to propose an arrangement involving, among other things, the acquisition by Precision of all of the issued and outstanding Trinidad Shares;

C.	the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA, on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule "A"; and

D.	the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, the following defined terms have the meanings hereinafter set forth:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as such may be amended from time to time prior to the Effective Date;

(b)	"Acquisition Proposal" means, other than:

(i)	the Arrangement, and

(ii)	any transaction involving only Trinidad and one or more of its wholly-owned subsidiaries or between or among one or more of Trinidad's wholly-owned subsidiaries,

any inquiry or request for discussions or negotiations or the making of any offer or proposal whether or not in writing to Trinidad or the Trinidad Shareholders from any Person or Persons "acting jointly or in concert" (within the meaning of NI 62-104) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(A)	any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) from Trinidad or Trinidad Shareholders as the case may be that, when taken together with any securities of Trinidad held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror and assuming the conversion of any convertible securities held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership representing 20% or more of any class of equity or voting securities of Trinidad or any of its subsidiaries or rights or interests therein or thereto;

(B)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase) of assets of any member of the Trinidad Group (including, without limitation, the shares of any subsidiary) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Trinidad or any of its subsidiaries;

(C)	an amalgamation, arrangement, share exchange, merger, business combination, consolidation, recapitalization or other similar transaction involving Trinidad or any of its subsidiaries;

(D)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Trinidad that, if consummated, would result in a Person or group of Persons acting jointly or in concert acquiring beneficial ownership of 20% or more of any class of equity or voting securities of Trinidad and assuming the conversion of any convertible securities held by the Person or group of Persons acting jointly or in concert;

(E)	any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; or

(F)	any public announcement of an intention to do any of the foregoing.

For purposes of this Agreement, the Existing Bid and any changes, amendments, modifications or variations to the foregoing bid after the date hereof, shall each be deemed to be an "Acquisition Proposal"; provided however that the Existing Bid shall be deemed not to be a Superior Proposal for purposes of this Agreement, and the provision of Section 6.1(c) shall not apply to the Existing Bid;

(c)	"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transaction contemplated by this Agreement;

(d)	"affiliate" has the meaning ascribed thereto in the Securities Act;

(e)	"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules attached hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f)	"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(g)	"Applicable Laws", in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(h)	"Arrangement" means the arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, or modified in accordance with the provisions of this Agreement and the Plan of Arrangement, or amended or made at the direction of the Court in the Final Order;

(i)	"Arrangement Resolution" means the special resolution of the Trinidad Securityholders in respect of the Arrangement to be considered at the Trinidad Meeting substantially in the form attached hereto as Schedule "B";

(j)	"Articles of Arrangement" means the articles of arrangement of Trinidad giving effect to the Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(k)	"Business Day" means any day other than a Saturday, Sunday, statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(l)	"Commissioner" means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act, and includes a Person duly authorized to exercise the powers and perform the duties of the Commissioner;

(m)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34;

(n)	"Competition Act Approval" means, in respect of the Arrangement, the occurrence of one or more of the following:

(i)	an Advance Ruling Certificate pursuant to subsection 102(1) of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated by this Agreement, which Advance Ruling Certificate has not been rescinded prior to the Effective Time; or

(ii)	(A) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act; and (B) the Commissioner shall have confirmed in writing, that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, and such "no action letter" shall not have been rescinded prior to the Effective Time; or

(iii)	in lieu of Sections 1.1(n)(i) or 1.1(n)(ii), where Precision in its sole discretion elects, the Parties shall have notified the Commissioner under section 114 of the Competition Act and the waiting period under section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(o)	"Confidential Information" has the meaning ascribed thereto in Section 6.1(f);

(p)	"Confidentiality Agreements" means, collectively, the confidentiality agreements between Precision and Trinidad dated April 11, 2018 and June 7, 2018;

(q)	"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(r)	"Court" means the Court of Queen's Bench of Alberta;

(s)	"CTA" means the Canada Transportation Act, S.C. 1996, c.10;

(t)	"Depositary" means the depositary under the Arrangement, Computershare Trust Company of Canada or such other Person that may be appointed by Precision in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing the Trinidad Shares;

(u)	"Disclosed Personal Information" has the meaning ascribed thereto in Section 4.3(b);

(v)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;

(w)	"Effective Date" has the meaning ascribed thereto in Section 2.1(d);

(x)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date.

(y)	"Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

(z)	"Ensign" means Ensign Energy Services Inc.;

(aa)	"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws;

(bb)	"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Applicable Laws, relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use, handling and storage of Hazardous Substances;

(cc)	"Equivalent Insurance" has the meaning ascribed thereto in Section 3.2(a);

(dd)	"Exchanges" means the TSX, and, with respect to Precision, also includes the NYSE;

(ee)	"Excluded Transaction Costs" has the meaning ascribed thereto in the definition of Trinidad Transaction Costs;

(ff)	"Executive Employees" means the executive officers of Trinidad that have been disclosed in writing for the purposes of this Section 1.1(ff);

(gg)	"Existing Bid" means the existing unsolicited take-over bid for the outstanding Trinidad Shares made by Ensign pursuant to Ensign's offer to purchase and take-over bid circular dated August 30, 2018 (without giving effect to any changes, amendments, modification or variations thereto after the date hereof);

(hh)	"Final Order" means the order of the Court approving the Arrangement to be applied for by Trinidad following the approval of the Arrangement Resolution at the Trinidad Meeting and to be granted pursuant to subsection 193(9) of the ABCA in respect of Trinidad Securityholders, Trinidad and Precision, as such order may be affirmed, amended or modified by the Court (with the consent of both Trinidad and Precision, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to both Trinidad and Precision, each acting reasonably) on appeal;

(ii)	"Governmental Authority" means any:

(i)	national, federal, provincial, state, regional, municipal, local or other government or any governmental regulatory or administrative authority department, court, tribunal, arbitral body, commission, board, bureau ministry or agency, or official, domestic or foreign including any political subdivision thereof;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)	any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and

(iv)	any stock exchange, including the Exchanges;

(jj)	"Governmental Authorizations" has the meaning ascribed thereto in either Section (q) of Schedule "C" or Section (p) of Schedule "D", as applicable;

(kk)	"Hazardous Substances" means any pollutant, contaminant, waste or other substance of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, or that is prohibited, listed, defined, designated, regulated, classified judicially interpreted or identified in any applicable Environmental Laws including petroleum and all derivatives thereof and synthetic substitutions therefor;

(ll)	"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(mm)	"HSR Act Approval" means the expiration of the waiting period under the HSR Act, including any extensions, or early termination thereof;

(nn)	"IFRS" means International Financial Reporting Standards as incorporated in the Handbook of the Chartered Professional Accountants (Canada) at the relevant time applied on a consistent basis;

(oo)	"includes" or "including" shall be deemed to mean "includes, without limitation" or "including, without limitation";

(pp)	"Information Circular" means the joint management information circular of Precision and Trinidad, together with all appendices thereto to be mailed or otherwise distributed by Precision and Trinidad to the Precision Shareholders and Trinidad Securityholders, respectively, and such other securityholders of Trinidad as may be required pursuant to the Interim Order in connection with the Trinidad Meeting;

(qq)	"Intellectual Property" has the meaning ascribed thereto in Section (mm) of Schedule "D";

(rr)	"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Trinidad Meeting, as such order may be affirmed, amended or modified by the Court (with the consent of both Trinidad and Precision, each acting reasonably);

(ss)	"In-the-Money Amount" has the meaning ascribed thereto in Section 2.1(a)(iii)(A);

(tt)	"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

(uu)	"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.);

(vv)	"Material Adverse Change" or "Material Adverse Effect" means, with respect to Trinidad or Precision, as the case may be, any fact or state of facts, circumstance, change, effect, occurrence or event that:

(i)	individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash flows of Trinidad or Precision and their respective subsidiaries, taken as a whole, as the case may be, other than any such change, effect, occurrence or event directly or indirectly relating to or resulting from:

(A)	conditions affecting the oilfield services industry generally in jurisdictions in which Trinidad or Precision, as the case may be, carries on business;

(B)	changes to Applicable Laws, Taxes, IFRS or changes in accounting or regulatory requirements generally applicable to the oilfield services industry as a whole;

(C)	general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

(D)	global, national or regional political conditions, including the outbreak of war or acts of terrorism;

(E)	natural disasters;

(F)	in the case of Trinidad, any matter which has been publically disclosed by Trinidad in the Trinidad Public Record subsequent to January 1, 2018 (other than a matter which has been publically disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Precision, in each case, prior to the date of this Agreement, and in the case of Precision, any matter which has been publically disclosed by Precision in the Precision Public Record subsequent to January 1, 2018 (other than a matter which has been publically disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Trinidad, in each case, prior to the date of this Agreement; except in each case to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event that arises after the date hereof;

(G)	in the case of either Party, relating to a change in the market trading price or trading volume of such Party's publicly listed securities (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(H)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(I)	the exercise by a Trinidad JV Shareholder of any of its rights and entitlements under and in accordance with Section 10.2 of the Trinidad JV Agreement, subject to compliance with the arrangements mutually agreed between the Parties with respect thereto;

(J)	the announcement of this Agreement and the transactions contemplated hereby, including the Arrangement or the announcement thereof; or

(K)	in the case of Trinidad, any matter expressly consented to in writing by Precision after the date hereof or permitted or required by this Agreement (excluding Section 3.3(i) hereof for such purpose), and in the case of Precision, any matter expressly consented to in writing by Trinidad after the date hereof or permitted or required by this Agreement (excluding Section 3.1(g) hereof for such purpose);

provided however, that where the change or effect referred to in Sections 1.1(vv)(i)(A) through 1.1(vv)(i)(E) primarily relates only to (or has the effect of primarily relating only to) Trinidad or Precision, as the case may be, or disproportionately affects Trinidad or Precision and its respective subsidiaries, taken as a whole, as the case may be, compared to other entities of similar size operating in the same jurisdictions in the oilfield services industry, in which case, the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; or

(ii)	either individually or in the aggregate prevents or materially delays, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Trinidad or Precision, as the case may be, from performing its material obligations under this Agreement in any material respect; provided that neither (A) any change, amendment, modification or variation in the Existing Bid, nor (B) the entering into or announcement of any agreement, commitment or understanding between Ensign or Persons acting jointly or in concert with Ensign and one or more holders of Trinidad Shares pursuant to which such holder or holders will tender to such bid, shall constitute a Material Adverse Change or Material Adverse Effect with respect to Precision or Trinidad, as applicable, within the meaning of this subparagraph (ii).

(ww)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(xx)	"Misrepresentation", "Material Change" and "Material Fact" have the meanings ascribed thereto under the Securities Act;

(yy)	"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(zz)	"NYSE" means the New York Stock Exchange;

(aaa)	"Outside Date" means March 31, 2019 or such other date as the Parties may agree; provided however, that if the Required Regulatory Approvals have not been obtained by the Outside Date, the Outside Date shall be automatically extended by 60 days;

(bbb)	"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them;

(ccc)	"Permitted Encumbrances" means: (i) with respect to Trinidad, Encumbrances specifically disclosed to Precision by Trinidad in writing and with respect to Precision, Encumbrances specifically disclosed to Trinidad by Precision in writing; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (iii) the regulations and any rights reserved to or vested in any Governmental Authority to levy Taxes or to control or regulate any Party's interests in any manner; (iv) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (v) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vi) any statutory Encumbrance for Taxes or other governmental charges or assessments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (vii) any Encumbrances under a Party's existing credit facilities; and (viii) purchase money security interests and liens securing capital leases, provided that (A) such liens are liens limited to the property or assets purchased or leased, or (B) such Encumbrances exist as of the date hereof;

(ddd)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(eee)	"Plan of Arrangement" means the plan of arrangement under the ABCA substantially in the form set forth in Schedule "A" to this Agreement, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof and hereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(fff)	"Precision" means Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta;

(ggg)	"Precision Assets" means all of the assets and equipment (including all attachments, accessories and all other items required for the operation thereof) used by any member of the Precision Group in the operation of its business and all drilling rigs and other tangible property owned by the Precision Group;

(hhh)	"Precision Balance Sheet" has the meaning ascribed thereto in Section (o)(i) of Schedule C;

(iii)	"Precision Board" means the board of directors of Precision, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(jjj)	"Precision Damages Event" has the meaning ascribed thereto in Section 6.2;

(kkk)	"Precision DSU Plan" means, collectively, the 2007 Amended and Restated DSU Plan dated January 1, 2007 and the 2012 DSU Plan dated January 1, 2012;

(lll)	"Precision DSUs" means the deferred share units issued pursuant to the Precision DSU Plan;

(mmm)	"Precision Financial Statements" means, collectively:

(i)	the audited consolidated financial statements of Precision as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited consolidated financial statements of Precision as at and for the three month periods ended June 30, 2018 and 2017, together with the notes thereto;

(nnn)	"Precision Group" has the meaning ascribed thereto in Section (c) of Schedule "C";

(ooo)	"Precision Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Precision and the business, operations and affairs of the Precision Group, including any required pro forma financial statements;

(ppp)	"Precision Material Contracts" has the meaning ascribed thereto in Section (w) of Schedule "C";

(qqq)	"Precision Meeting" means the meeting of Precision Shareholders to be held to consider the issuance of Precision Shares to Trinidad Securityholders pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board and any adjournment(s) or postponement(s) thereof;

(rrr)	"Precision Nomination Agreement" means the agreement for the nomination of the Trinidad Nominees to the Precision Board, through to and including Precision's 2019 annual shareholders' meeting;

(sss)	"Precision Options" means the outstanding stock options of Precision granted under the Precision Option Plan, entitling the holders thereof to acquire Precision Shares;

(ttt)	"Precision Option Plan" means, collectively, the Second Amended and Restated Stock Option Plan dated May 8, 2013 and the Omnibus Equity Incentive Plan dated January 1, 201.;

(uuu)	"Precision PSU Plan" means, collectively, the Drilling Restricted Share Unit and Performance Share Unit Plan dated March 6, 2015 and the Omnibus Equity Incentive Plan dated January 1, 2017;

(vvv)	"Precision PSUs" means the performance share units issued pursuant to the Precision PSU Plan;

(www)	"Precision Public Record" means all information filed by or on behalf of Precision after January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws;

(xxx)	"Precision Shareholders" means holders of Precision Shares from time to time;

(yyy)	"Precision Shares" means the common shares in the capital of Precision;

(zzz)	"Precision Termination Fee" has the meaning ascribed thereto in Section 6.2;

(aaaa)	"Precision Transaction Resolution" means the ordinary resolution of the Precision Shareholders to approve: (i) the issuance of Precision Shares pursuant to the Arrangement; and (ii) the election of one Trinidad Nominee to the Precision Board;

(bbbb)	"Precision Voting Agreement" means the voting agreements between Trinidad and each of the directors and the officers of Precision disclosed in writing to Trinidad for the purposes of this Section 1.1(bbbb) pursuant to which each such Person has agreed, among other things, not to dispose of their Precision Shares prior to the Effective Date, to vote in favour of the Precision Transaction Resolution and to otherwise support the Arrangement;

(cccc)	"Principal Precision Assets" means the principal Precision Assets (including, without limitation all drilling rigs and ancillary equipment) disclosed in writing to Trinidad;

(dddd)	"Principal Trinidad Assets" means the principal Trinidad Assets (including, without limitation all drilling rigs and ancillary equipment) disclosed in writing to Precision;

(eeee)	"Protective Waivers" has the meaning ascribed thereto in Section (g)(vii) of Schedule "D", as applicable;

(ffff)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(gggg)	"Regulatory Approvals" means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by law or a Governmental Authority or pursuant to a written agreement between the Parties and a Governmental Authority to refrain from consummating the Arrangement, in each case required or advisable under Applicable Law in connection with the Arrangement, including the Required Regulatory Approvals;

(hhhh)	"Representatives" has the meaning ascribed thereto in Section 6.1(b);

(iiii)	"Required Regulatory Approvals" means the Competition Act Approval and the HSR Act Approval;

(jjjj)	"SEC" means the United States Securities Exchange Commission;

(kkkk)	"Securities Act" means the Securities Act, R.S.A. 2000, c. S 4, as such may be amended prior to the Effective Date;

(llll)	"Securities Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada and the SEC;

(mmmm)	"Shareholder Rights Plan" means the amended and restated shareholder rights plan between Trinidad and TSX Trust Company, as rights agent, dated May 10, 2017;

(nnnn)	"subsidiary" has the meaning ascribed thereto in the Securities Act;

(oooo)	"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date hereof from a Person (other than Precision) that the Trinidad Board determines in good faith after consultation with its financial and legal advisors (as reflected in the minutes of the Trinidad Board), is a transaction:

(i)	that is not subject to any financing condition and in respect of which adequate arrangements have been made in respect of the funds or other consideration necessary for the consummation of such Acquisition Proposal, as demonstrated to the satisfaction of the Trinidad Board, acting in good faith;

(ii)	that is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal;

(iii)	that does not or will not require any waiver, modification, or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, and did not otherwise result from or involve a breach of any agreement between the Person making such proposal or Trinidad of Section 6.1;

(iv)	that is not subject to any due diligence or access condition;

(v)	that would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Trinidad Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by Precision as contemplated by Section 6.1(d)); and

(vi)	that the failure by the Trinidad Board to accept, recommend, approve or enter into a definitive agreement to implement, such Acquisition Proposal would be inconsistent with its fiduciary duties.

Solely for purposes of this definition of "Superior Proposal" and its use throughout this Agreement, all references to "20%" in the definition of "Acquisition Proposal" shall instead be construed to refer to "100%";

(pppp)	"Tax" or "Taxes" shall mean: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, domestic or foreign federal income taxes and provincial/state income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, social security taxes, Canada Pension Plan contributions, payroll (including U.S. Federal Insurance Contribution Act) contributions and taxes, sales and use taxes, value added taxes, goods and services taxes, harmonized sales taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, municipal taxes, environmental taxes, capital taxes, corporate minimum taxes, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any member of the Trinidad Group or the Precision Group, as applicable, is required to pay, deduct, withhold, remit or collect; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

(qqqq)	"Tax Returns" shall mean all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated Tax, information statements and returns and other similar documents relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including, estimated tax returns and reports, withholding tax returns and reports, information returns and reports, and any schedules, attachments, supplements, appendices and exhibits thereto), whether in tangible, electronic or other form;

(rrrr)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(ssss)	"TechSub" means RigMinder Operating, LLC, a subsidiary of Trinidad;

(tttt)	"TechSub Sale Agreement" means the purchase agreement among RigMinder, Inc., Aspen Energy Partners, LLC, the incentive unit holders listed on the signature pages thereto and Trinidad Design & Manufacturing US, Inc. dated August 25, 2017, as amended from time to time;

(uuuu)	"TechSub Technology" means the technology owned by TechSub;

(vvvv)	"Third Party Beneficiaries" has the meaning ascribed thereto in Section 10.12;

(wwww)	"threatened" when used in relation to legal action or any other matter, means that a written demand has been made or a written notice has been given that such legal action or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that such legal action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

(xxxx)	"Trinidad" means Trinidad Drilling Limited, a corporation existing under the ABCA;

(yyyy)	"Trinidad Assets" means all of the assets and equipment (including all attachments, accessories and all other items required for the operation thereof) used by any member of the Trinidad Group in the operation of its business and other tangible property owned by the Trinidad Group, including, but not limited to, the Principal Trinidad Assets;

(zzzz)	"Trinidad Balance Sheet" has the meaning ascribed thereto in Section (n)(i) of Schedule D;

(aaaaa)	"Trinidad Bank Facility" means the revolving credit facility of Trinidad for $100 million and US$100 million, including a $10 million bank swingline and a US$10 million bank swingline with a syndicate of financial institutions maturing on December 12, 2020;

(bbbbb)	"Trinidad Bank Facility Payout Letter" has the meaning ascribed thereto in Section 5.2(j);

(ccccc)	"Trinidad Board" means the board of directors of Trinidad as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(ddddd)	"Trinidad Change of Control Payments" means obligations of Trinidad pursuant to all employment and consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments (but excluding termination, severance, bonus and related costs for employees who do not have written agreements in respect of the same) and any payments pursuant to any other incentive plans (including payments in satisfaction of Trinidad Incentive Units), arising out of or in connection with the Arrangement, but not including payments in respect of Trinidad Options as provided in this Agreement;

(eeeee)	"Trinidad Closing VWAP" has the meaning ascribed thereto in Section 2.8(e);

(fffff)	"Trinidad Debt" means "Consolidated Senior Debt" as such term is defined in the restated credit agreement dated as of December 12, 2014, initially among Trinidad Drilling Ltd. and Trinidad Drilling Limited Partnership and its lenders thereunder, as amended by a first amending agreement dated as of December 11, 2015, a second amending agreement dated as of June 24, 2016, a third amending agreement dated January 27, 2017, and a fourth amending agreement dated as of November 30, 2017 (and for greater certainty, including all letters of credit outstanding thereunder);

(ggggg)	"Trinidad DSU Plan" means the deferred share unit plan of Trinidad dated March 11, 2008, as amended and restated November 8, 2017;

(hhhhh)	"Trinidad DSUs" means the deferred share units awarded to non-employee Trinidad directors pursuant to the Trinidad DSU Plan;

(iiiii)	"Trinidad Financial Statements" means, collectively:

(i)	the audited financial statements of Trinidad as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited financial statements of Trinidad as at and for the six month periods ended June 30, 2018 and 2017, together with the notes thereto;

(jjjjj)	"Trinidad Group" has the meaning ascribed thereto in Section (c) of Schedule "D";

(kkkkk)	"Trinidad JV Agreement" means the shareholders' agreement among Trinidad Drilling International Luxembourg S.à.r.l., Trinidad Luxembourg Ops S.à.r.l. and Halliburton Eurasia Limited dated September 3, 2013, as amended from time to time;

(lllll)	"Trinidad JV Shareholder" means a Shareholder (as such term is defined in the Trinidad JV Agreement) other than Trinidad Luxembourg Ops S.à.r.l. and its successors and permitted assigns;

(mmmmm)	"Trinidad Incentive Plans" means, collectively, the Trinidad DSU Plan, the Trinidad RSU Plan, the Trinidad PSU Plan, the Trinidad SARs Plan and the Trinidad Option Plan;

(nnnnn)	"Trinidad Incentive Units" means, collectively, the Trinidad DSUs, Trinidad PSUs, Trinidad RSUs and Trinidad SARs;

(ooooo)	"Trinidad Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Trinidad and the business, operations and affairs of Trinidad Group together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement;

(ppppp)	"Trinidad Market Price" means the volume weighted average trading price of the Trinidad Shares, calculated by dividing the total value by the total volume of the Trinidad Shares as traded on the TSX for the last trading day immediately prior to the Effective Date;

(qqqqq)	"Trinidad Material Contracts" has the meaning ascribed thereto in Section (x) of Schedule "D";

(rrrrr)	"Trinidad Meeting" means the special meeting of Trinidad Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

(sssss)	"Trinidad Nominees" has the meaning ascribed thereto in Section 5.3(f);

(ttttt)	"Trinidad Optionholders" means holders of Trinidad Options;

(uuuuu)	"Trinidad Option Plan" means the stock option plan of Trinidad, amended and restated as of March 11, 2018;

(vvvvv)	"Trinidad Options" means the outstanding stock options of Trinidad granted under the Trinidad Option Plan, whether or not vested, entitling the holders thereof to acquire Trinidad Shares;

(wwwww)	"Trinidad Plans" has the meaning ascribed thereto in Section (y) of Schedule "D";

(xxxxx)	"Trinidad PSU Plan" means performance share unit plan of Trinidad, amended and restated as of March 11, 2018;

(yyyyy)	"Trinidad PSUs" means the performance share units issued pursuant to the Trinidad PSU Plan;

(zzzzz)	"Trinidad Public Record" means all information filed by or on behalf of Trinidad since January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws which is available for public viewing on the SEDAR website at www.sedar.com under Trinidad's profile;

(aaaaaa)	"Trinidad RSUs Plan" means the amended and restated restricted share unit plan of Trinidad, amended and restated as of March 11, 2018;

(bbbbbb)	"Trinidad RSUs" means the restricted share units issued pursuant to the Trinidad RSU Plan;

(cccccc)	"Trinidad SARholders" means holders of Trinidad SARs;

(dddddd)	"Trinidad SARs" means the stock appreciation rights issued pursuant to the Trinidad SARs Plan;

(eeeeee)	"Trinidad SARs Plan" means the amended and restated stock appreciation rights plan of Trinidad, amended and restated as of March 11, 2018;

(ffffff)	"Trinidad Securityholders" means, collectively, the Trinidad Shareholders, the Trinidad Optionholders and the Trinidad SARholders, from time to time;

(gggggg)	"Trinidad Senior Notes" means the 6.625% senior unsecured notes in the aggregate principal amount of US$350 million due February 2025 issued by Trinidad pursuant to the terms of the note indenture between Trinidad and Wells Fargo Bank, N.A., as trustee, dated February 8, 2017;

(hhhhhh)	"Trinidad Share Consideration" means 0.445 of a Precision Share per Trinidad Share;

(iiiiii)	"Trinidad Shareholders" means holders of Trinidad Shares from time to time;

(jjjjjj)	"Trinidad Shareholder Rights Plan" means Trinidad's amended and restated shareholder rights plan dated as of May 10, 2017, as such may be further amended, amended and restated or replaced from time to time;

(kkkkkk)	"Trinidad Shares" means the common shares in the capital of Trinidad as constituted on the date hereof;

(llllll)	"Trinidad SRP Rights" means the rights issued pursuant to the Trinidad Shareholder Rights Plan;

(xxxxx)	"Trinidad Transaction Costs" means, collectively:
(i)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including, without limitation;

(A)	fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services and shareholder communication costs, Trinidad Meeting costs, legal fees and disbursements,

(B)	payments in connection with Trinidad Options and any Trinidad Change of Control Payments;

(ii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with the Existing Bid and incurred, accrued or billed as of the date hereof; and

(iii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with any other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions and incurred, accrued or billed as of the date hereof;

but excluding (A) any payment or premium arising with respect to the Trinidad Senior Notes or the Trinidad Bank Facility as a result of the Arrangement; (B) any costs incurred in connection with any amendment to this Agreement or the Arrangement; (C) any costs incurred in connection with the Existing Bid incurred after the date hereof; (D) any reasonable costs incurred in connection with other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions incurred after the date hereof; and (E) any reasonable additional costs that may be incurred in connection with the Required Regulatory Approvals as agreed by the Parties (items (A) to (E) are referred to as "Excluded Transaction Costs").

(mmmmmm)	"Trinidad Voting Agreement" means the voting agreements between Precision and each of the directors of Trinidad and the officers of Trinidad disclosed in writing to Precision for the purposes of this Section 1.1(mmmmmm), pursuant to which each such Person agreed, among other things, not to dispose of any of their Trinidad Shares or Trinidad Options prior to the Effective Date, to vote in favour of the Arrangement Resolution and to otherwise support the Arrangement;

(nnnnnn)	"TSX" means the Toronto Stock Exchange;

(oooooo)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(pppppp)	"U.S. Securities Act" means the United States Securities Act of 1933; and

(qqqqqq)	"U.S. Securities Laws" means collectively, and as the context may require, the applicable federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, prior to the Effective Date that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections, subsections and the insertion of headings is for convenience of reference only and does not affect the construction or interpretation of this Agreement.

1.3	Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. If a word is defined in this Agreement a grammatical derivative of that word shall have a corresponding meaning.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place. Notwithstanding the forgoing, this provision does not apply to the time periods set forth in Section 6.1(d).

1.5	Entire Agreement

This Agreement, the Confidentiality Agreements, the Precision Nomination Agreement and any specific side or disclosure letters entered into between the Parties in furtherance of the terms of this Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

1.6	Statute and Agreement References

Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

1.7	Schedules

The following Schedules annexed to this Agreement, being:

Schedule "A" – Plan of Arrangement

Schedule "B" – Form of Arrangement Resolution

Schedule "C" – Representations and Warranties of Precision

Schedule "D" – Representations and Warranties of Trinidad

are incorporated by reference into this Agreement and form a part hereof.

1.8	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS.

1.10	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of, in the case of Trinidad, the President and Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer and, in the case of Precision, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the President Drilling Operations, in each case after due inquiry, as of the date of this Agreement and does not include any constructive, implied or imputed knowledge.

Article 2
THE ARRANGEMENT

2.1	Plan of Arrangement

(a)	On the terms and subject to the conditions set forth in this Agreement, the Parties agree to carry out the Arrangement in accordance with the Plan of Arrangement pursuant to which (among other things):

(i)	Each Trinidad Shareholder (other than those Trinidad Shareholders who have validly exercised Dissent Rights) shall receive, for each Trinidad Share (including, for greater certainty, Trinidad Shares deemed to be issued pursuant to Section 2.1(a)(ii)) the Trinidad Share Consideration which shall be payable, through the issuance of Precision Shares;

(ii)	Pursuant to the Arrangement and as set forth in the Plan of Arrangement, Trinidad Optionholders that have not, immediately prior to the Effective Time, exercised or surrendered all of their Trinidad Options in accordance with their terms by making payment to Trinidad of the exercise price therefor and the amount of withholding taxes applicable thereon, shall without any further action or formality on behalf of the holder thereof and Trinidad and without any payment and notwithstanding the terms of the Trinidad Option Plan, be deemed to have:

(A)	in respect of Trinidad Options outstanding at the Effective Time that have an exercise price that is less than the Trinidad Market Price, surrendered such Trinidad Options to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option to Trinidad, an amount equal to the amount by which the Trinidad Market Price exceeds the exercise price thereof (the "In-the-Money Amount"), payable in Trinidad Shares, with the number of Trinidad Shares issuable in payment thereof being equal to the In-the-Money Amount of such Trinidad Options (less the amount of applicable withholdings) divided by the Trinidad Market Price, in full satisfaction of Trinidad's obligations under such Trinidad Options and Trinidad Shares deemed to have been issued under this Section 2.1(a)(iii)(A) shall be deemed to have been transferred by the holder thereof to Precision for the Trinidad Share Consideration pursuant to Section 2.1(a)(i); and

(B)	in respect of Trinidad Options outstanding at the Effective Time that have an exercise price that is equal to or greater than the Trinidad Market Price, surrendered such Trinidad Options for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, a cash payment from Trinidad equal to $0.01, in full satisfaction of Trinidad's obligations under such Trinidad Option; and

(iii)	Pursuant to the Arrangement and as set forth in the Plan of Arrangement, Trinidad SARholders that have not, immediately prior to the Effective Time, exercised all of their Trinidad SARs in accordance with their terms, shall without any further action or formality on behalf of the holder thereof and Trinidad and without any payment and notwithstanding the terms of the Trinidad SARs Plan, be deemed to have:

(A)	in respect of Trinidad SARs outstanding at the Effective Time that have an exercise price that is less than the Trinidad Closing VWAP, exercised and surrendered such Trinidad SARs and the holders thereof shall receive, in respect of each such exercised Trinidad SAR, a cash payment equal to the amount by which the Trinidad Closing VWAP exceeds the exercise price thereof (less the amount of applicable withholdings), in full satisfaction of Trinidad's obligations under such Trinidad SARs; and

(B)	in respect of Trinidad SARs outstanding at the Effective Time that have an exercise price that is equal to or greater than the Trinidad Closing VWAP, surrendered such Trinidad SARs for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad SAR, a cash payment from Trinidad equal to $0.01, in full satisfaction of Trinidad's obligations under such Trinidad SAR.

(b)	If on or after the date hereof, Precision or Trinidad declares, sets aside or pays any cash dividend or other cash distribution to the Precision Shareholders or Trinidad Shareholders, respectively, of record as of a time prior to the Effective Time, the Parties will make such adjustments to the Trinidad Shares Consideration as they determine, acting in good faith, to be necessary to restore the original agreement of the Parties in the circumstances.

(c)	The Arrangement has been and shall continue to be structured such that on the Effective Date the issuance of Precision Shares issuable to the Trinidad Shareholders under the Arrangement: (i) will be made in compliance with Applicable Canadian Securities Laws and U.S. Securities Laws; and (ii) assuming the Arrangement Resolution is approved and assuming the Court considers the fairness of the terms and conditions of the Arrangement and the Final Order is obtained, will not require registration under the U.S. Securities Act, in reliance on Section 3(a)(10) of the U.S. Securities Act.

(d)	The Plan of Arrangement may be amended in accordance with Section 7.2. On the second Business Day after the last of the conditions set forth in Article 5 have been satisfied (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is, unless another time or date is agreed to in writing by the Parties (the "Effective Date"), the Parties will complete the Arrangement and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to Trinidad or at such other location as may be agreed upon by the Parties.

(e)	The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as practicable and in any event by the Outside Date.

2.2	Recommendation of Precision Board

Precision represents and warrants to Trinidad that its board of directors:

(a)	has unanimously determined, after receiving the advice of its financial and legal advisors that:

(i)	it will recommend the Precision Shareholders vote in favour of the Precision Transaction Resolution; and

(ii)	the Arrangement and the entry into this Agreement are in the best interests of Precision; and

(b)	has received an opinion from RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinion of RBC Capital Markets, confirming the aforementioned opinion of such financial advisor, in the Information Circular.

2.3	Recommendation of Trinidad Board

Trinidad represents and warrants to Precision that its board of directors:

(a)	has unanimously determined, after receiving the advice of its financial and legal advisors that:

(i)	the Arrangement is fair to the Trinidad Shareholders;

(ii)	it will unanimously recommend the Trinidad Securityholders vote in favour of the Arrangement Resolution; and

(iii)	the Arrangement and the entry into this Agreement are in the best interests of Trinidad and the Trinidad Shareholders; and

(b)	has received an opinion from TD Securities Inc. that the Trinidad Share Consideration is fair, from a financial point of view to the Trinidad Shareholders.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinion of TD Securities Inc., confirming the aforementioned opinion of such financial advisor, in the Information Circular.

2.4	Interim Order

Trinidad agrees that as soon as reasonably practicable after the date hereof, Trinidad shall apply in a manner reasonably acceptable to Precision pursuant to section 193 of the ABCA and, in cooperation with Precision, acting reasonably, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the calling and the holding of the Trinidad Meeting, including the record date for determining the Persons to whom notice of the Trinidad Meeting is to be provided and for determining the Persons entitled to vote at the Trinidad Meeting and for the manner in which such notice is to be provided;

(b)	that the securities of Trinidad for which holders as at the record date established for the Trinidad Meeting shall be entitled to vote on the Arrangement Resolution shall be the Trinidad Shares, the Trinidad Options and the Trinidad SARs, all voting together as a single class;

(c)	that all Trinidad Securityholders as at the record date established for the Trinidad Meeting shall be entitled to vote on the Arrangement Resolution, with each Trinidad Securityholder being entitled to one vote for each Trinidad Share, Trinidad Option and Trinidad SAR held by it;

(d)	that subject to the approval of the Court, the requisite level of approval for the Arrangement Resolution shall be at least:

(i)	two-thirds of the aggregate votes cast on the Arrangement Resolution by those Trinidad Securityholders present in person or represented by proxy at the Trinidad Meeting; and

(ii)	if required, a majority of the votes cast on the Arrangement Resolution by the Trinidad Shareholders present in person or represented by proxy at the Trinidad Meeting, excluding Trinidad Shares that are required to be excluded pursuant to MI 61-101 for purposes of the Arrangement;

(e)	that, in all other respects, the terms, restrictions and conditions of the constating documents of Trinidad, including quorum requirements and all other matters, shall apply in respect of the Trinidad Meeting, except as modified by the Interim Order;

(f)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Trinidad Meeting may be adjourned or postponed from time to time by Trinidad with the consent of Precision without the need for additional approval of the Court;

(i)	that, unless required by Applicable Laws, the record date for determining Trinidad Securityholders entitled to notice of and to vote at the Trinidad Meeting will not change in respect of any adjournment or postponement of the Trinidad Meeting; and

(j)	for such other matters as the Parties may agree in writing, each acting reasonably.

In the application for the Interim Order, Trinidad shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Precision Shares, pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Precision Shares will be issued. Each Person to whom Precision Shares will be issued on completion of the Arrangement will be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

2.5	Information Circular

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)	Precision and Trinidad will prepare the Information Circular and provide, in a timely and expeditious manner, all Precision Information and Trinidad Information, respectively, for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all requirements of Applicable Laws on the date of issue thereof;

(b)	Trinidad shall call, give notice of and convene the Trinidad Meeting by no later than December 13, 2018 at which meeting the Arrangement Resolution shall be submitted to the Trinidad Securityholders entitled to vote upon such resolution for approval and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Trinidad Meeting (notwithstanding the fact that Trinidad may be in receipt of a Superior Proposal) without prior written consent of Precision except for adjournments or postponements:

(i)	as required for quorum purposes (in which case the Trinidad Meeting shall be adjourned) or by Applicable Law or by a Governmental Authority; or

(ii)	as required under Section 6.1(g) or Section 5.4;

(c)	Precision shall call, give notice of and convene the Precision Meeting by no later than December 13, 2018 at which meeting the Precision Transaction Resolution shall be submitted to the Precision Shareholders entitled to vote upon such resolution for approval and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Precision Meeting without prior written consent of Trinidad except for adjournments or postponements:

(i)	as required for quorum purposes (in which case the Precision Meeting shall be adjourned) or by Applicable Law or by a Governmental Authority; or

(ii)	as required under Section 5.4;

(d)	Precision and Trinidad shall ensure that the Information Circular provides Precision Shareholders (subject to Trinidad's compliance with Section 2.5(a)) and Trinidad Securityholders (subject to Precision's compliance with Section 2.5(a)), respectively, with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Canadian Securities Laws on the date of issue thereof;

(e)	Trinidad shall cause the Information Circular to be mailed to the Trinidad Securityholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed; and

(f)	Precision shall cause the Information Circular to be mailed to the Precision Shareholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed.

2.6	Preparation of Filings

(a)	Precision and Trinidad shall cooperate in:

(i)	seeking the Interim Order and the Final Order, including by Precision providing Trinidad on a timely basis any information required to be supplied by Precision concerning itself in connection therewith. Trinidad shall provide legal counsel to Precision with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Trinidad shall also provide legal counsel to Precision on a timely basis with copies of any notice of appearance and evidence served on Trinidad or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Applicable Laws, Trinidad shall not file any material with the Court or any Governmental Authority in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with Precision's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Precision to agree or consent to any increase in the Trinidad Share Consideration to be received by Trinidad Shareholders or other modification or amendment to such filed or served materials that expands or increases Precision's obligations, or diminishes or limits Precision's rights, set forth in any such filed or served materials or under this Agreement; and

(ii)	the taking of all such action as may be required under the ABCA, Applicable Canadian Securities Laws and U.S. Securities Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)	Each of Precision and Trinidad shall promptly furnish to the other all information concerning it as may be required to effect the actions described in Section 2.1 and the foregoing provisions of this Section 2.6, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

2.7	Trinidad Employee Obligations

(a)	At the Effective Date, Trinidad shall terminate the employment of all Executive Employees in accordance with Applicable Laws or their written employment agreements (if applicable).

(b)	All severance or similar payments to Executive Employees as a result of the termination of their employment shall be made by Trinidad at the Effective Time conditional upon the execution by the Executive Employee of a release in favour of Trinidad and Precision and the individual in form and substance satisfactory to Trinidad and Precision, each acting reasonably, provided that no such release shall impose any non-solicitation or non-competition obligation on the releasor;

(c)	If an employee is entitled to a severance payment that is specifically set out in a written employment agreement, severance agreement or otherwise, the Parties agree that the amount of such severance payment shall not exceed the amount disclosed in writing by Trinidad to Precision.

(d)	The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of any Trinidad executive and employee employment and other agreements.

(e)	Trinidad has disclosed in writing to Precision its bona fide good faith estimate of the Trinidad Change of Control Payments, severance payment entitlements pursuant to severance agreements or other written agreements, bonus entitlements and all other material compensation entitlements, and such disclosure includes:

(i)	the name of each individual entitled to a payment; a description of the agreement or plan or other legal requirement under which the payment arises and relevant section references; and

(ii)	if applicable, the total amount of each individual's payment and the method of calculating such payment.

2.8	Treatment of Trinidad Options and Trinidad Incentive Units

(a)	Trinidad has disclosed in writing to Precision the full particulars of the Trinidad Options and Trinidad Incentive Units outstanding as of the date hereof.

(b)	The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Trinidad Incentive Plans.

(c)	The Trinidad Board has approved the vesting of all outstanding Trinidad Options and Trinidad Incentive Units effective before the Effective Date conditional upon the subsequent consummation of the Arrangement in order that all such outstanding Trinidad Options and Trinidad Incentive Units shall be fully vested and deemed to have been exercised or surrendered immediately before or at the Effective Time in accordance with the terms of this Agreement and the Trinidad Incentive Plans.

(d)	In the case of the Trinidad Options and the Trinidad SARs, each Trinidad Optionholder and Trinidad SARholder shall be deemed to have exercised or surrendered all of their Trinidad Options and Trinidad SARs in accordance with the provisions set forth in Section 2.1(a)(ii) and (iii) and the Plan of Arrangement.

(e)	In the case of the Trinidad Incentive Units (other than the Trinidad SARs), each holder thereof shall be deemed to have exercised or surrendered all of their Trinidad Incentive Units and shall receive a payment from Trinidad on or as soon as practicable after the Effective Date of cash equal to the fair market value of the Trinidad Incentive Unit, calculated in accordance with the relevant Trinidad Incentive Plan based on the five day volume weighted trading price of the Trinidad Shares ending on the second last trading day immediately prior to the Effective Date (the "Trinidad Closing VWAP"), multiplied by the number of Trinidad Incentive Units so held (less applicable withholdings) in complete satisfaction of such Trinidad Incentive Units.

(f)	The Parties agree that satisfaction of Tax remittance obligations with respect to the exercise or surrender of Trinidad Options outstanding at the Effective Time shall be accomplished in accordance with the provisions set forth in the Plan of Arrangement.

(g)	The Parties acknowledge and agree that:

(i)	Trinidad will elect under subsection 110(1.1) of the ITA, in prescribed form, in respect of a Trinidad Option surrendered pursuant to the terms thereof for the In-the-Money Amount or pursuant to the terms of the Arrangement, as applicable, that neither Trinidad, nor any Person who does not deal at "arm's length" with Trinidad, within the meaning of the ITA, will deduct, in computing its income for the purposes of the ITA, any amount in respect of a payment made to holders of Trinidad Options in consideration for the surrender of such Trinidad Options; and

(ii)	Trinidad will provide holders of Trinidad Options who have surrendered such Trinidad Options with evidence in writing of the election under subsection 110(1.1) of the ITA.

2.9	Effective Date

The Arrangement shall become effective at the Effective Time. Provided all necessary approvals for the Arrangement Resolution and Precision Transaction Resolution are obtained from the Trinidad Shareholders and the Precision Shareholders, as the case may be, Trinidad shall, as soon as reasonably practicable following the Trinidad Meeting and the Precision Meeting, submit the Arrangement to the Court and apply for the Final Order.

As soon as reasonably practicable, but in any event no later than two Business Days following the satisfaction or waiver of the conditions set out in Article 5, (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) each of Precision on the one hand and Trinidad on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without further act or formality.

2.10	Dissenting Shareholders

Registered Trinidad Shareholders entitled to vote at the Trinidad Meeting may exercise Dissent Rights with respect to their Trinidad Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement and the Interim Order. Trinidad shall promptly give Precision notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Trinidad and promptly provide Precision with copies of such notices and written objections and all other correspondence related thereto.

2.11	Tax Matters

Precision, Trinidad and the Depositary shall be entitled to deduct or withhold from any amount otherwise payable to any Trinidad Shareholder, Trinidad Optionholder or holder of Trinidad Incentive Units, as applicable, and, for greater certainty, from any amount payable to a Trinidad Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement such amounts as Precision, Trinidad or the Depositary is required or reasonably believes is required to be deducted or withheld from such consideration in accordance with Applicable Law. Any such amounts will be deducted or withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Trinidad Shareholder, Trinidad Optionholder or holder of Trinidad Incentive Units in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing Authority within the time prescribed by Applicable Law.

2.12	Voting Agreements

(a)	Trinidad has concurrent with the signing of this Agreement, delivered to Precision the Trinidad Voting Agreements.

(b)	Precision has concurrent with the signing of this Agreement, delivered to Trinidad the Precision Voting Agreements.

2.13	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Precision Shares issuable to Trinidad Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13.

Article 3
COVENANTS

3.1	Covenants of Precision

Precision covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Trinidad (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Precision will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Precision;

(b)	Precision will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Trinidad in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(c)	Precision will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required on the part of Precision in connection with the transactions contemplated herein and take all commercially reasonable action necessary to be in compliance with such Applicable Laws;

(d)	Precision shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(e)	subject to Trinidad's compliance with Section 2.5(a), Precision shall ensure that the Precision Information included in the Information Circular complies with Applicable Laws and, without limiting the generality of the foregoing, that the Precision Information will not contain a Misrepresentation and the Information Circular provides Precision Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out Precision Information in the form approved by Precision and Trinidad Information in the form approved by Trinidad and shall include, without limitation:

(i)	the pro forma financial statements required by Applicable Canadian Securities Laws;

(ii)	the unanimous recommendation by the Precision Board that Precision Shareholders vote in favour of the Precision Transaction Resolution; and

(iii)	the fairness opinion of RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision;

(f)	Precision shall indemnify and save harmless Trinidad and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Trinidad, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Trinidad or its directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation contained solely in the Precision Information included in the Information Circular or in any material filed by Precision in compliance or intended compliance with any Applicable Laws; and

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Precision Information included in the Information Circular or in any material filed by or on behalf of Precision in compliance or intended compliance with Applicable Canadian Securities Laws and applicable U.S. Securities Laws, except that Precision shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based on the Trinidad Information;

(g)	the business of Precision shall be conducted in the usual and ordinary course of business and Precision shall use all reasonable commercial efforts to maintain and preserve its business, assets and business relationships;

(h)	Precision shall not, directly or indirectly do, or permit to occur, any of the following:

(i)	amend its constating documents;

(ii)	except in relation to any internal transactions solely involving Precision and its wholly-owned subsidiaries or solely among such subsidiaries, declare, set aside or pay any non-cash dividend or make any other non-cash payment in respect of its outstanding securities;

(iii)	split, combine or reclassify any of Precision Shares;

(iv)	sell, transfer or dispose of all or substantially all of Precision's assets;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, or similar action of Precision;

(vi)	reduce the stated capital of any of the shares of Precision; or

(vii)	enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing;

(i)	subject to Sections 3.6(e) and 10.4, and except for non-substantive communications with third parties and communications to legal and other advisors of Precision, Precision will furnish promptly to Trinidad and its legal counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Precision in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(j)	Precision will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the Applicable Canadian Securities Laws or U.S. Securities Laws where it is a reporting issuer at the date hereof;

(k)	Precision will maintain the listing of the Precision Shares on the Exchanges;

(l)	Precision will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Precision Information included in the Information Circular, including by reason of their name being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Trinidad as soon as reasonably practicable;

(m)	prior to the Effective Date, Precision shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the Precision Shares issuable pursuant to the Arrangement to holders of the Trinidad Shares in accordance with the Plan of Arrangement;

(n)	Precision shall apply to the Exchanges for conditional approval of the listing of the Precision Shares issuable pursuant to the Arrangement on the Exchanges and shall use all reasonable commercial efforts to obtain such conditional approval or approval, subject only to customary conditions for listing of such Precision Shares, including receiving the approval of the Precision Shareholders for the Precision Transaction Resolution, prior to the mailing of the Information Circular;

(o)	Precision will cause to be taken all necessary corporate action to allot and reserve for issuance the Precision Shares to be issued in exchange for Trinidad Shares in connection with the Arrangement;

(p)	Precision shall advise Trinidad, as Trinidad may request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Precision Meeting, as to the aggregate tally of the proxies received by Precision in respect of the Precision Transaction Resolution and any other matters to be considered at the Precision Meeting;

(q)	except as contemplated herein, Precision shall not take any action, refrain from taking any action, or permit any action to be taken by it or any of its subsidiaries that would render, or may reasonably be expected to render, any representation or warranty made by Precision in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(r)	Precision shall promptly notify Trinidad in writing of any Material Adverse Change with respect to Precision or of any change in any representation or warranty provided by Precision in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Precision shall in good faith discuss with Trinidad any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of Precision, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Trinidad pursuant to this provision;

(s)	Precision shall promptly advise Trinidad in writing of any material breach by Precision of any covenant, obligation or agreement contained in this Agreement;

(t)	Precision shall use its reasonable commercial efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals) required in connection with the transactions contemplated by this Agreement and provide the same to Trinidad on or prior to the Effective Date;

(u)	management of Precision shall solicit proxies to be voted at the Precision Meeting in favour of matters to be considered at the Precision Meeting;

(v)	Precision shall convene and conduct the Precision Meeting in accordance with the by-laws of Precision, any instrument governing the Precision Meeting and Applicable Laws; and

(w)	Precision shall provide notice to Trinidad of the Precision Meeting and allow Trinidad's representatives and legal counsel to attend such Precision Meeting.

3.2	Additional Covenants of Precision

Precision further covenants and agrees that:

(a)	for a period of six years after the Effective Time, Precision shall, or shall cause Trinidad or any successor of Trinidad (including any successor resulting from the winding up or liquidation or dissolution of Trinidad) to, maintain Trinidad's current directors' and officers' insurance policy or an equivalent policy on a "trailing" or "run off" basis, subject in either case to terms and conditions no less advantageous to the directors and officers of Trinidad than those contained in the directors' and officers' policy in effect as of the date hereof ("Equivalent Insurance"), for all present and former directors and officers of Trinidad, covering claims made prior to or within six years after the Effective Time; provided that the cost of such policies does not exceed 250% of Trinidad's annual premium for its current policy;

(b)	if the Arrangement is completed, Precision, Trinidad and any successor to Trinidad shall not take any action to terminate or materially adversely affect and will fulfill its obligations pursuant to, any indemnity agreements disclosed in writing to Precision or right to indemnity available in favour of past or present directors and officers of Trinidad and its subsidiaries pursuant to the provisions of the articles, by-laws or similar constating documents of Trinidad, applicable corporate legislation or written indemnity agreements disclosed in writing to Precision between Trinidad and its past and present directors and officers or any indemnity agreements in favour of current directors and officers of Trinidad that are in place as at the date hereof, and which have been disclosed in writing to Precision;

(c)	if the Arrangement is completed, Precision shall continue to review, in a bona fide manner, the TechSub Technology and the advancement and development of the TechSub Technology in the integrated business; and

(d)	to the extent that any indebtedness of Trinidad and its subsidiaries remains outstanding under the Trinidad Senior Notes following the Effective Time, it shall comply with, or cause Trinidad or its subsidiaries (or any successors thereto) to comply with, as applicable, the terms and provisions of the Trinidad Senior Notes and that it shall ensure that Trinidad will have the necessary financing available so that Trinidad and its subsidiaries will be able to comply with any "change of control" provisions contained in the Trinidad Senior Notes.

3.3	Covenants of Trinidad

Trinidad covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Precision (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Trinidad will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Trinidad;

(b)	Trinidad will forthwith carry out the terms of the Interim Order and the Final Order;

(c)	Trinidad will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required to be made on the part of Trinidad in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such Applicable Laws;

(d)	Trinidad will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the Applicable Canadian Securities Laws where it is a reporting issuer at the date hereof;

(e)	Trinidad will maintain the listing of the Trinidad Shares on the TSX;

(f)	Trinidad and its board of directors shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Shareholder Rights Plan to the Arrangement and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Arrangement.

(g)	Trinidad will not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(h)	Trinidad will provide Precision with all information and documentation reasonably requested in connection with obtaining the Regulatory Approvals other than with respect to filings submitted pursuant to the Competition Act and HSR Act, which will be governed by Section 3.5;

(i)	except as disclosed in writing by Trinidad to Precision, the business of Trinidad shall be conducted only in, and Trinidad shall not take any action except in, the usual and ordinary course of business consistent with past practices and it shall use all reasonable commercial efforts to maintain and preserve its business, assets and business relationships and shall, subject to Section 3.5, keep Precision apprised of all material developments in the ongoing business and affairs of Trinidad and its subsidiaries;

(j)	Trinidad shall not, directly or indirectly do, or permit to occur, any of the following:

(i)	amend its constating documents or amend in any material respects the constating documents of any of its subsidiaries;

(ii)	except in relation to any internal transactions solely involving Trinidad and its wholly-owned subsidiaries or solely among such subsidiaries, or as required pursuant to the terms of any joint venture or partnership agreement applicable to any member of the Trinidad Group and as disclosed in writing by Trinidad to Precision, declare, set aside or pay any non-cash dividend or make any other non-cash payment in respect of its outstanding securities;

(iii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Trinidad Shares or other securities of Trinidad, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Trinidad Shares (other than the issuance of Trinidad Shares pursuant to the exercise of Trinidad Options outstanding on the date hereof in accordance with their terms or pursuant to this Agreement or the Plan of Arrangement);

(iv)	redeem, purchase or otherwise acquire any of the outstanding Trinidad Shares or other securities;

(v)	amend the terms of any of its securities, including the Trinidad Options, without the prior written consent of Precision, other than to accelerate the vesting of any unvested Trinidad Options or Trinidad Incentive Units in accordance with this Agreement and the terms of the applicable incentive plans;

(vi)	split, combine or reclassify any of the Trinidad Shares;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or arrangement or similar action of Trinidad or any of its subsidiaries other than as disclosed by Trinidad to Precision in writing;

(viii)	reduce the stated capital of any shares of Trinidad or any of its subsidiaries; or

(ix)	enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing;

(k)	except as disclosed in writing by Trinidad to Precision, Trinidad shall not, directly or indirectly, do or permit to occur any of the following:

(i)	sell, pledge, lease, exclusively license, transfer, dispose of or encumber any assets other than as disclosed by Trinidad in writing to Precision;

(ii)	expend or commit to expend any capital expenditures in excess of $2,000,000 in the aggregate with the exception of the commitments contemplated by the capital spending program of Trinidad as disclosed by Trinidad to Precision in writing and provided that in the case of capital expenditures expended to address emergencies or other urgent matters involving the potential loss or damage to property or personal safety, Precision's consent shall not be required where it cannot be received in a reasonably expedient manner;

(iii)	with the exception of the commitments contemplated by the capital spending program of Trinidad as disclosed by Trinidad in writing to Precision, expend or commit to expend any amounts more than $1,000,000 in the aggregate with respect to any operating expenses and provided that, any such expenses are in the ordinary course of Trinidad's business consistent with past practice;

(iv)	reorganize, amalgamate, merge or otherwise combine Trinidad with any other Person;

(v)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(vi)	acquire any assets with the exception of the commitments contemplated by the capital spending plan of Trinidad as disclosed by Trinidad in writing to Precision;

(vii)	incur, extend, renew or replace any indebtedness for borrowed money or any other material liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or Person, or make any loans or advances, other than:

(A)	amounts contemplated in relation to the payment of Trinidad Transaction Costs;

(B)	amounts contemplated by the capital spending plan of Trinidad, including capital spending amounts related to Trinidad's capital spending plan of which payment would be by joint venture contributions from Trinidad to Trinidad Drilling International Luxembourg S.à.r.l., as disclosed by Trinidad in writing to Precision;

(C)	amounts otherwise permitted under this Section 3.3(k); and

(D)	related drawdowns on the Trinidad Bank Facility with respect to the amounts described in (A), (B) and (C) above;

(viii)	pay, settle, discharge or satisfy any material claims, liabilities, litigation, lawsuits, arbitrations, proceedings or obligations other than as reflected or reserved against in the Trinidad Financial Statements;

(ix)	authorize, recommend or propose any release or relinquishment of any right under any Trinidad Material Contract;

(x)	waive, release, grant or transfer any material rights of value or modify or change, in any material respect, any existing material license, material lease, material Contract or other material document;

(xi)	enter into an agreement or arrangements for the deployment of the Trinidad Owned IP or the TechSub Technology on non-arm's length terms or at rates that are lower than current market rates as disclosed by Trinidad to Precision in writing;

(xii)	abandon or fail to diligently pursue any application for any Governmental Authorizations;

(xiii)	enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(xiv)	enter into any Contract with regards to any lease for real property other than as required to support Trinidad's operations in Kuwait as disclosed in writing by Trinidad to Precision;

(xv)	enter into or terminate any Contracts for the construction or sale of a drilling rig or any interest in a drilling rig;

(xvi)	enter into any:

(A)	material transportation or operating Contracts that would result in obligations of Trinidad in excess of $650,000 in the aggregate excluding all such obligations that are reimbursable as lump sum payments under such applicable Contracts; or

(B)	other Contract for contract drilling services that has a term of greater than 12 months at day rates which are below the average day rate for the applicable rig type in the applicable geographic market.

(xvii)	enter into any non-arm's length Contracts or transactions, including with any affiliates, officer, director, employee or consultant of Trinidad or its affiliates, except as expressly contemplated in this Agreement;

(xviii)	enter into any new strategic alliances, partnerships, joint ventures or research studies;

(xix)	authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing; or

(xx)	make any changes to its existing accounting policies other than as required by Applicable Law or IFRS;

(l)	Trinidad shall not:

(i)	hire or retain, or terminate the services of any executive officer or director except as disclosed by Trinidad in writing to Precision;

(ii)	grant any employee, consultant, officer or director an increase in compensation in any form except as otherwise disclosed by Trinidad in writing to Precision;

(iii)	grant any general salary increase, except as otherwise disclosed by Trinidad in writing to Precision;

(iv)	other than as disclosed by Trinidad in writing to Precision, take any action with respect to the amendment or grant of any "change of control", severance, termination pay or retention policies or arrangements for any directors, officers or employees or contractors;

(v)	pay any severance amount or other payment to a Person who is an officer as a consequence of the Arrangement pursuant to an employment or change of control agreement unless such applicable officer has provided a resignation and customary release, in a form and substance satisfactory to Precision, acting reasonably;

(vi)	amend any incentive plan or the terms of any outstanding rights thereunder; nor

(vii)	advance any loan to any employee, consultant, officer, director or any other party;

(m)	other than as disclosed in writing by Trinidad to Precision, or except so as to permit the acceleration of the vesting and payment pursuant to the Trinidad Incentive Plans and this Agreement, Trinidad shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, common share, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder), agreement, common share incentive or purchase plan, fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(n)	Trinidad shall withhold from any payment made to any of its present or former employees, officers or directors in respect of any payments contemplated by this Agreement including, without limitation, in connection with the exercise, cancellation or surrender of Trinidad Options and Trinidad Incentive Units and payment of the Trinidad Change of Control Payments, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions and Trinidad shall remit such withheld amount to the proper Governmental Authority within the time required by such Applicable Laws;

(o)	Trinidad shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Precision, acting reasonably, providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Trinidad will pay all premiums in respect of such insurance policies that become due after the date hereof;

(p)	Trinidad will promptly provide to Precision, prior to filing or issuance of the same, any proposed news release (or material change report, subject to Trinidad's obligations under Applicable Laws to make continuous and timely disclosure of material information, and Precision agrees to keep such information confidential until it is filed as part of the Trinidad Public Record);

(q)	Trinidad shall not take any action, refrain from taking any action, or permit any action to be taken by it or any of its subsidiaries that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(r)	Trinidad shall promptly notify Precision in writing of any Material Adverse Change with respect to Trinidad or of any change in any representation or warranty provided by Trinidad in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Trinidad shall in good faith discuss with Precision any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of Trinidad, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Precision pursuant to this provision;

(s)	Trinidad shall promptly advise Precision in writing of:

(i)	any material breach by Trinidad of any covenant, obligation or agreement contained in this Agreement, or of any investigation, litigation, claim, proceeding or formal complaint related to any of the representations in paragraphs (f), (qq) or (rr) of Schedule "D";

(ii)	to the extent permitted by Applicable Law, any notice or other communication from any Governmental Authority in connection with this Agreement, the Existing Bid and any changes, amendments, modifications or variations to the foregoing bid after the date hereof or Trinidad's operations (and Trinidad shall contemporaneously provide a copy of any such written notice or communication to Precision);

(iii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and Trinidad shall contemporaneously provide a copy of any such written notice or communication to Precision);

(iv)	any changes to the amounts (in excess of $100,000 on an individual or aggregate basis) that are included in the definition of Trinidad Transaction Costs, and upon request by Precision, Trinidad shall promptly provide an updated bona fide good faith estimate of the Trinidad Transaction Costs incurred, accrued or billed up to the date of the updated estimate and to be incurred after the date thereof (without duplication) in connection with this Agreement and the Arrangement (excluding the Excluded Transaction Costs); and

(v)	any Excluded Transaction Costs incurred on an individual or aggregate basis in excess of $100,000 and, upon request by Precision, Trinidad shall promptly provide an updated bona fide good faith estimate of the Excluded Transaction Costs incurred, accrued or billed up to the date of the updated estimate;

(t)	Trinidad shall ensure that it has available funds (which may include funds available to it under its current credit facility) to permit the payment of the Precision Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(u)	other than approvals that may be required under the Trinidad Bank Facility and Trinidad Senior Notes, Trinidad shall use its reasonable commercial efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals) required in connection with the transactions contemplated by this Agreement and provide the same to Precision on or prior to the Effective Date, including all material third party approvals confirmations that are:

(i)	required to be obtained under the Trinidad Material Contracts in connection with the Arrangement: or

(ii)	required in order to maintain the Trinidad Material Contracts in full force and effect following completion of the Arrangement,

in each case, on terms that are satisfactory to Precision (acting reasonably), and without paying, and without committing itself or Precision to pay, any consideration or incur any liability or obligation without the prior written consent of Precision; provided that, for clarity, the foregoing shall not oblige Trinidad to pay any such consideration or incur any such liability or obligation;

(v)	Trinidad shall cooperate with Precision in structuring, planning and implementing any action to be taken with respect the Trinidad Bank Facility and/or the Trinidad Senior Notes as Precision may reasonably request (including, without limitation:

(i)	the delivery to Precision of an executed payout letter (the "Trinidad Bank Facility Payout Letter") from Royal Bank of Canada, as agent under the Trinidad Bank Facility, setting forth the aggregate amount outstanding under the Trinidad Bank Facility as at the Effective Date, which would be required to repay or cash collateralize in full all obligations, liabilities and indebtedness of Trinidad under the Trinidad Bank Facility and which payout letter shall contain a release and discharge of all liens and security interests granted by Trinidad in connection with the Trinidad Bank Facility (other than those in respect of cash collateral required in respect of letters of credit, bankers' acceptances and other obligations, liabilities and indebtedness that cannot be repaid early by their terms) and a termination of the Trinidad Bank Facility and all documents related thereto (other than those related to the foregoing cash collateral arrangements and indemnities which, by their terms, survive termination), which releases, discharges and termination shall be conditional solely upon receipt by Royal Bank of Canada on behalf of the lenders under such Trinidad Bank Facility of the amounts referenced in the Trinidad Bank Facility Payout Letter;

(ii)	the issuance of prepayment notices by Trinidad prior to (but conditional upon) Effective Date;

(iii)	making formal requests from Trinidad for waivers or consents related to the Arrangement sought by Precision of any applicable provisions of the applicable loan or note documentation which would apply after the Effective Date; and

(iv)	making arrangements for the transfer or assignment of outstanding letters of credit under the Trinidad Bank Facility at (but conditional upon) the Effective Date;

in each case, as may be reasonably determined by Precision) and shall cooperate in good faith with Precision and its advisors to determine the nature of such actions; provided, however, that no such actions shall require Trinidad to make effective any amendments, incur any costs that are not paid for or reimbursed by Precision or make any payments in respect of the Trinidad Bank Facility or the Trinidad Senior Notes if the Arrangement is not consummated;

(w)	Trinidad shall use reasonable commercial efforts to provide Precision with such reasonable assistance with respect to the directorships of Trinidad's non-Canadian and non-U.S. subsidiaries as Precision may reasonably require to provide an orderly transition of directorships immediately upon but not prior to the Effective Time and provided further that any current director of Trinidad's non-Canadian and non-U.S. subsidiaries who maintains such directorship at the Effective Time will continue to have a right to indemnity on the terms currently enjoyed as of the date hereof;

(x)	subject to Precision's compliance with Section 2.5(a), Trinidad shall ensure that the Trinidad Information included in the Information Circular complies with Applicable Laws and, without limiting the generality of the foregoing, that the Trinidad Information will not contain a Misrepresentation and the Information Circular provides Trinidad Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out Precision Information in the form approved by Precision and the Trinidad Information in the form approved by Trinidad and shall include, without limitation:

(i)	based upon, among other things, the opinion of TD Securities Inc., the unanimous determination of the Trinidad Board that the Arrangement is in the best interests of Trinidad and the Trinidad Shareholders, and the unanimous recommendation that Trinidad Securityholders vote in favour of the Arrangement; and

(ii)	the fairness opinion of TD Securities Inc. that the consideration in respect of the Arrangement is fair, from a financial point of view, to Trinidad Shareholders;

(y)	Trinidad shall provide notice to Precision of the Trinidad Meeting and allow Precision's representatives and legal counsel to attend such Trinidad Meeting;

(z)	Trinidad shall indemnify and save harmless Precision and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Precision, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Precision, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation contained solely in the Trinidad Information included in the Information Circular or in any material filed by Trinidad in compliance or intended compliance with any Applicable Laws; and

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Trinidad Information included in the Information Circular or in any material filed by or on behalf of Trinidad in compliance or intended compliance with Applicable Canadian Securities Laws;

except that Trinidad shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on Precision Information included in the Information Circular;

(aa)	subject to Sections 3.6(e) and 10.4, except for proxies, other voting instruction forms and other non-substantive communications with securityholders, Trinidad will furnish promptly to Precision or Precision's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Trinidad in connection with: (i) the Arrangement; (ii) the Trinidad Meeting; (iii) any filings under Applicable Laws in connection with the Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(bb)	management of Trinidad shall:

(i)	solicit proxies:

(A)	in favour of the approval of the Arrangement Resolution, and

(B)	against any resolution submitted by any Person that is inconsistent with, or which seeks (without Precision's consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, including, in a commercially reasonable manner, using the services of soliciting dealers or proxy solicitation services;

(cc)	Trinidad will provide Precision with copies of or access to information regarding the Trinidad Meeting generated by any soliciting dealer or other Person engaged to solicit proxies, as may be reasonably requested by Precision from time to time;

(dd)	Trinidad will provide all necessary support to assist Precision in its efforts to obtain conditional approval for the listing of the Precision Shares issuable under the Arrangement on the Exchanges;

(ee)	Trinidad will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Trinidad Information included in the Information Circular, including by reason of their name being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Precision as soon as reasonably practicable;

(ff)	Trinidad shall advise Precision, as Precision may request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Trinidad Meeting, as to the aggregate tally of the proxies received by Trinidad in respect of the Arrangement Resolution and any other matters to be considered at the Trinidad Meeting;

(gg)	Trinidad shall convene and conduct the Trinidad Meeting in accordance with the Interim Order and as otherwise required by the by-laws of Trinidad, any instrument governing the Trinidad Meeting and Applicable Laws (as any of the foregoing may be amended by the Interim Order);

(hh)	Trinidad shall promptly advise Precision of the number of Trinidad Shares for which Trinidad receives notices of dissent or written objections to the Arrangement and provide Precision with copies of such notices and written objections, and subject to Applicable Laws, shall provide Precision with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Trinidad to any Trinidad Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Precision and its counsel prior to sending any such written communications. Trinidad shall not settle any claims with respect to Dissent Rights without the prior written consent of Precision (such consent not to be unreasonably withheld);

(ii)	Trinidad shall continue to defer the "separation time" (as such term is defined in the Trinidad Shareholder Rights Plan) of the Trinidad SRP Rights until the Trinidad Shareholder Rights Plan is waived or cease traded;

(jj)	Trinidad shall on or prior to the Effective Date, to the extent required, waive, suspend the operation of or otherwise render the Trinidad Shareholder Rights Plan inoperative or ineffective as regards to the Plan of Arrangement;

(kk)	Trinidad shall:

(i)	duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely pay in full all Taxes shown on such Tax Returns or on subsequent assessments with respect thereto;

(iii)	not make or rescind any material express or deemed election, information schedule, return or designation relating to Taxes, or file any amended Tax Returns;

(iv)	not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority with respect to Taxes, except for any settlement that is not material to Trinidad;

(v)	not settle or compromise any claim, assessment, reassessment, liability, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes;

(vi)	except as disclosed by Trinidad in writing to Precision not surrender any right to claim Tax abatement, reduction, deduction, exemption, credit or refund;

(vii)	not make any changes to methods, principles, policies or practices of reporting income, deductions or accounting for Tax purposes (with respect to those employed prior to the date of this Agreement), except as required by IFRS or under Applicable Laws;

(viii)	not consent to the extension or waiver of the limitation period applicable to any material Tax matter; and

(ix)	properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with IFRS, for all Taxes accruing in respect of Trinidad which are not due or payable prior to the Effective Date;

(ll)	Trinidad shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the ITA, all amounts that are required to be so withheld by any Applicable Laws and Trinidad shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws; and

(mm)	Trinidad shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election, information schedule or designation, without the consent of Precision, such consent not to be unreasonably withheld.

3.4	Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of Precision and Trinidad will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such conditions or obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected by it in connection with the Arrangement, and to obtain and maintain all necessary waivers, consents and approvals from third parties required to be obtained by it, including from parties to loan agreements, leases and other Contracts, in connection with the Arrangement;

(b)	to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)	to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Trinidad Shares from the TSX; provided, however, that such delisting will not be effective until after the Effective Time.

Each of Precision and Trinidad will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Precision and Trinidad, subject in all cases to the Confidentiality Agreements.

3.5	Provision of Information and Integration of Operations

Until the Effective Date or termination of this Agreement, Trinidad shall:

(a)	provide Precision and its Representatives access, during normal business hours to its premises (including field offices and sites), assets, books, contracts, records, computer systems, properties, employees and management personnel, of Trinidad and all of its subsidiaries, including but not limited to the Trinidad JV Agreement and the Trinidad KOC Agreement; and

(b)	furnish to Precision all information concerning its business, properties and personnel as Precision may reasonably request to permit Precision to be in a position to expeditiously and efficiently integrate the business and operations of Trinidad with those of Precision immediately but not prior to the Effective Date.

Notwithstanding any requirement in this Section 3.5, Trinidad is not required to provide information hereunder that Trinidad deems, in its sole discretion, to be competitively sensitive information (provided that Trinidad acknowledges and agrees that Precision's external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Regulatory Approvals) or is subject to any confidentiality and other contractual provisions.

3.6	Mutual Covenants Regarding Regulatory Approvals

(a)	Each of Trinidad and Precision will use their reasonable commercial efforts to obtain the Regulatory Approvals as soon as is practicable.

(b)	As soon as practicable and in any event no later than ten (10) Business Days from the date of this Agreement:

(i)	Trinidad and Precision shall each:

(A)	submit a premerger notification filing in respect of the Arrangement in accordance with Part IX of the Competition Act; and

(B)	submit a notification and report form in respect of the Arrangement in accordance with the HSR Act; and

(ii)	Precision shall file with the Commissioner a submission in support of a request for an Advance Ruling Certificate or, in the event that the Commissioner will not issue an Advance Ruling Certificate, a "no action letter" in respect of the Arrangement.

(c)	Precision shall pay the filing fees relating to the Required Regulatory Approvals.

(d)	Each of Precision and Trinidad will cooperate with each other, including by way of furnishing such information as may be reasonably requested by a Party, in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable in connection with the Regulatory Approvals, provided, however, that Precision shall control and lead all communications and strategy in connection with the Regulatory Approvals and the final determination as to any appropriate courses of action shall be made by Precision.

(e)	Without limiting the generality of the foregoing, each Party will:

(i)	promptly inform the other Party of any material communication received by that Party from any Governmental Authority in respect of obtaining or concluding the Regulatory Approvals;

(ii)	use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals;

(iii)	subject to Section 3.6(f), permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding the Regulatory Approvals, and will provide the other Party a reasonable opportunity to comment thereon and agree to give reasonable consideration to those comments when preparing subsequent drafts and final versions;

(iv)	subject to Section 3.6(f), promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining or concluding the Regulatory Approvals;

(v)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Authority in respect of obtaining or concluding the Regulatory Approvals unless it consults in advance with the other Party and the other Party or its external legal counsel is provided with an opportunity to attend and participate in such meetings or discussions; and

(vi)	keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

(f)	Notwithstanding any requirement in this Section 3.6 in connection with obtaining the Regulatory Approvals, where a Party (in this Section 3.6 only, a "Disclosing Party") is required under this Section 3.6 to provide information to another Party (in this Section 3.6 only, a "Receiving Party") that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority) which does not contain any such competitively sensitive or other restricted information.

(g)	Precision shall use its reasonable best efforts to obtain the Required Regulatory Approvals as soon as is reasonably practicable. For purposes of the foregoing, "reasonable best efforts" shall include (i) proposing, negotiating, agreeing to or effecting, by undertakings, commitments, consent agreement, hold separate agreement or otherwise: (A) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of Precision, Trinidad or any of their respective affiliates; (B) the termination of any existing relationships, contractual rights, relationships and obligations, or entry into or amendment of any arrangements; (C) the taking of any action that, after consummation of the Arrangement, would limit the freedom of action of, or impose any other requirement on, Precision with respect to the operation of one or more of the businesses, or the assets, of Precision, Trinidad or any of their respective subsidiaries or its affiliates; (D) any other remedial action in order to obtain the Required Regulatory Approvals as soon as possible; or (ii) taking any steps or action to avoid, oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects its ability to consummate, the Arrangement, provided that none of Precision (or its affiliates) shall be required to undertake any of the actions listed under items (A) through (D) of this paragraph to obtain the Required Regulatory Approvals if such actions are reasonably expected to have a material adverse effect on the Canadian business of either Precision or Trinidad, taken separately.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Precision

Precision hereby makes to Trinidad the representations and warranties set forth in Schedule "C" hereto, and acknowledges that Trinidad is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Representations and Warranties of Trinidad

Trinidad hereby makes to Precision the representations and warranties set forth in Schedule "D" hereto, and acknowledges that Precision is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, the following definitions shall apply:

(i)	"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Applicable Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)	"applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)	"authorized authority" means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)	"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred in accordance with this Agreement and/or as a condition of the Arrangement.

(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual.

(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with Applicable Law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)	Where authorized by Applicable Law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by Applicable Law, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of the Party with original custody and control of the Disclosed Personal Information, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the Party with original custody and control of the Disclosed Personal Information, or at such Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived, in whole or in part, by any Party (with respect to such Party) in its sole discretion at any time and without prejudice to any other rights that such Party may have:

(a)	Interim Order. The Interim Order shall have been obtained in form and substance satisfactory to each of Precision and Trinidad, acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Precision and Trinidad, each acting reasonably, on appeal or otherwise.

(b)	Arrangement Resolution. The Arrangement Resolution shall have been passed by the Trinidad Securityholders in accordance with the Interim Order by the Outside Date.

(c)	Precision Shareholder Approval. The Precision Transaction Resolution shall have been passed by a simple majority of the Precision Shareholders voting in person or by proxy at the Precision Meeting by the Outside Date.

(d)	Final Order. The Final Order shall have been granted by the Outside Date in form and substance satisfactory to Precision and Trinidad, acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Precision and Trinidad, acting reasonably, on appeal or otherwise.

(e)	Articles of Arrangement. The Articles of Arrangement to be filed by the Outside Date with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Precision and Trinidad, acting reasonably.

(f)	Required Regulatory Approvals. Each of the Required Regulatory Approvals has been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(g)	Regulatory Approvals. All Regulatory Approvals (other than the Required Regulatory Approvals) required to be obtained or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, including conditional listing approval for the listing on the Exchanges of the Precision Shares including those to be issued pursuant to the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Precision (before or after the Arrangement) or Trinidad;

(h)	Outside Date. The Effective Date shall be on or before the Outside Date.

(i)	No Actions. There shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement.

5.2	Additional Conditions to Obligations of Precision

The obligation of Precision to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Trinidad set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Trinidad and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in paragraphs (a), (b), (c), (d), (i) and (ii) of Schedule D shall be, as of the Effective Date as if made on such date, true and correct: (A) to the extent qualified by "Material Adverse Effect", in all respects; and (B) in all other cases, in all material respects (and for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored), (except it being understood the number of Trinidad Shares outstanding may increase from the number outstanding on the date of this Agreement solely as a result of the conversion of securities of Trinidad convertible into Trinidad Shares, but only to the extent such convertible securities are specifically described in paragraph (i) of Schedule D, and that the number of Trinidad DSUs, Trinidad RSUs, Trinidad PSUs and Trinidad SARs may change due to their vesting, expiry or termination in accordance with their terms), and Trinidad shall have provided to Precision a certificate of two senior officers of Trinidad certifying the foregoing on the Effective Date, provided that Trinidad shall be entitled to cure any breach of a representation or warranty within ten (10) Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date).

(b)	Covenants. Trinidad shall have complied in all material respects with its covenants herein, and Trinidad shall have provided to Precision a certificate of two senior officers certifying compliance with such covenants; provided that Trinidad shall be entitled to cure any breach of a covenant within ten (10) Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)	No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Trinidad before or by any Governmental Authority or by any elected or appointed public official or private Person. in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Precision, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Trinidad (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Trinidad or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries, or to the knowledge of Trinidad, threatened against or affecting, Trinidad or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries.

(d)	Trinidad Transaction Costs. The Trinidad Transaction Costs shall not exceed the amount disclosed in writing by Trinidad to Precision.

(e)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Trinidad.

(f)	Board and Trinidad Securityholders. Trinidad shall have furnished Precision with:

(i)	a certified copy of the resolutions duly passed by the Trinidad Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	a certified copy of the resolution of Trinidad Securityholders, duly passed at the Trinidad Meeting, approving the Arrangement Resolution.

(g)	Trinidad Securities. Immediately prior to the Effective Time: (i) the aggregate number of Trinidad Shares issued and outstanding shall not exceed 275,355,199 including the Trinidad Shares which may be issued pursuant to the exercise of Trinidad Options; (ii) there shall be no other shares or other securities in the capital of Trinidad outstanding; and (iii) no Person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Trinidad Shares or other equity interests in Trinidad and without limitation all Trinidad Options shall have been exercised or terminated pursuant to their terms or in accordance with this Agreement.

(h)	Releases. Executed resignations and customary mutual releases, in a form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision (effective as of the Effective Time) from each Executive Employee.

(i)	Resignations and Releases. Executed resignations and customary mutual releases, in form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision from all of the directors of Trinidad and its subsidiaries (effective as of the Effective Time).

(j)	Dissent Rights. If:

(i)	Ensign or any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or

(ii)	neither Ensign nor any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions in this Section 5.2 are for the exclusive benefit of Precision and may be asserted by Precision regardless of the circumstances or may be waived by Precision in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Precision may have.

5.3	Additional Conditions to Obligations of Trinidad

The obligation of Trinidad to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Precision set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Precision and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in: (i) paragraphs (a), (b), (c), and (bb) of Schedule C shall be true and correct in all material respects as of the Effective Date as if made on such date; Precision shall have provided to Trinidad a certificate of two senior officers of Precision certifying the foregoing on the Effective Date, provided that Precision shall be entitled to cure any breach of a representation or warranty within ten (10) Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date).

(b)	Covenants. Precision shall have complied in all material respects with its covenants herein, and Precision shall have provided to Trinidad a certificate of two senior officers certifying compliance with such covenants; provided that Precision shall be entitled to cure any breach of a covenant within ten (10) Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)	No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Precision before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Trinidad, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Precision (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Precision or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries, or to the knowledge of Precision, threatened against or affecting, Precision or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries.

(d)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Precision.

(e)	Board and Precision Shareholders. Precision shall have furnished Trinidad with:

(i)	a certified copy of the resolutions duly passed by the Precision Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	a certified copy of the resolution of the Precision Shareholders duly passed at the Precision Meeting, approving the issuance of the Precision Shares pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board.

(f)	Purchase Consideration. Precision shall have deposited or caused to be deposited in escrow with the Depositary under the Arrangement the Precision Shares to be issued pursuant to the Arrangement no later than the Business Day immediately before the Effective Date.

(g)	Precision Board Representation. Each of Kenneth S. Stickland and Nancy Laird (the "Trinidad Nominees") shall have been elected or appointed to the Precision Board effective immediately upon the occurrence of the Effective Time, subject to compliance by such Trinidad Nominees with the requirements of the ABCA and the Exchanges, and Precision shall have entered into the Precision Nomination Agreement in the form agreed to as at the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of Trinidad and may be asserted by Trinidad regardless of the circumstances or may be waived by Trinidad in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Trinidad may have.

5.4	Notice and Effect of Failure to Comply with Conditions

Each of Precision and Trinidad shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Precision may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(v), and Trinidad may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(vi), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice (the "Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the termination right. If any such notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (it being agreed that matters arising out of any wilful breaches are not capable of being cured), the Party seeking to terminate may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Trinidad Meeting or Precision Meeting, unless the Parties agree otherwise, Trinidad or Precision, as applicable, shall postpone or adjourn the Trinidad Meeting or Precision Meeting, as applicable, to the earlier of (a) three (3) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Article 6
NON-SOLICITATION AND AGREEMENT AS TO DAMAGES

6.1	Covenants Regarding Non-Solicitation

(a)	Trinidad shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its Representatives), with any parties (other than Precision) initiated or conducted before the date of this Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Trinidad represents and warrants that neither it nor any of its subsidiaries has waived, amended or failed to enforce any standstill provisions contained in a confidentiality agreement or otherwise for any Person other than Precision. Trinidad and its subsidiaries shall (i) enforce against all third parties, other than Precision, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party (and shall not provide any consent that would relieve any such third party from any such restriction), and (ii) immediately discontinue, and shall cause its Representatives to discontinue, access to any of their confidential information and not allow or establish access to any of their confidential information, or any data room, virtual or otherwise shall immediately request, to the extent that it is entitled to do so, and exercise all rights it has to require the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Trinidad relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured. Trinidad shall promptly notify Precision, at first orally and then in writing, of any non-compliance by any Person with any such request by Trinidad (of which it is aware without revealing the identity of such Person if not permitted to do so under the applicable confidentiality agreement).

(b)	Trinidad shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative ("Representatives") to do, any of the following:

(i)	solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Precision, the approval of the Arrangement by the Trinidad Board or the recommendations or determinations of the Trinidad Board referred to in Section 2.3 except in the manner contemplated by Section 6.1(h);

(iv)	waive, modify or release any third party from or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, modify, release any third party from, or provide any consent to any third party under, or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(v)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement with respect thereto, or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal;

provided however, that notwithstanding the foregoing provisions of this Section 6.1(b), Trinidad and its Representatives may prior to obtaining the approval of the Arrangement Resolution by Trinidad Securityholders at the Trinidad Meeting:

(vi)	enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Trinidad or any of its Representatives) seeks to initiate such discussions or negotiations with Trinidad that do not or will not require any waiver, modification or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, or otherwise result from a breach of this Section 6.1 and, subject to execution of a confidentiality and standstill agreement on terms that are no less favourable to Trinidad than those contained in the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Precision as set out below and shall not grant such third party the exclusive right to negotiate with Trinidad), may furnish to such third party information concerning Trinidad and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal;

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Trinidad provides prompt notice to Precision to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Precision, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Trinidad shall notify Precision orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and, if not previously provided to Precision, copies of all information provided to such party), within 24 hours of the receipt thereof, shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and each material change in any of the terms of such Acquisition Proposal; and

(C)	Trinidad shall continue to at all times be in compliance with this Section 6.1; and

(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party (provided that, for greater certainty, the third party making the Acquisition Proposal shall not have been restricted from making, or require consent from the Trinidad Board for such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction), but only if prior to such acceptance, recommendation, approval or implementation, the Trinidad Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 6.1(d) and after receiving the advice of counsel, that the failure by the Trinidad Board to take such action would be inconsistent with its fiduciary duties under Applicable Laws and Trinidad complies, and at all times has complied, with all of its obligations set forth in this Section 6.1 and terminates this Agreement in accordance with Section 8.1(a)(viii) and concurrently therewith pays the Precision Termination Fee to Precision.

(c)	Trinidad shall promptly (and in any event within 24 hours) notify Precision (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Trinidad, its subsidiaries or their assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. In addition, Trinidad shall provide Precision with copies of any other agreements relating to the Acquisition Proposal to which it has access (for example, lock-up or voting agreements with shareholders of Trinidad or agreements to provide financing, financial support or other assistance to the Person making such Acquisition Proposal) and any amendments thereto. Trinidad shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and of each material change in any of the terms of such Acquisition Proposal and shall provide to Precision copies of all material or substantive correspondence with the Person making such Acquisition Proposal, with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms or such correspondence. Trinidad shall provide to Precision copies of all material or substantive correspondence with the Trinidad Securityholders with respect to any Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence.

(d)	Trinidad shall give Precision, orally and in writing, at least five (5) days' advance notice of any decision by the Trinidad Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which shall set out the reasonable determination of the Trinidad Board, in consultation with its financial advisors, of the financial value of the consideration offered by such third party (including the value ascribed to any non-cash consideration) to Trinidad Shareholders under such Superior Proposal, and which notice shall confirm that the Trinidad Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof (including all proposed agreements relating thereto) and any amendments thereto. During the five (5) day period commencing on delivery of such notice which complies with the foregoing requirements in all respects, Trinidad agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change the recommendation of its directors regarding the Arrangement. During such five (5) day period Trinidad shall, and shall cause its financial and legal advisors to, negotiate in good faith with Precision and its financial and legal advisors to enable Precision, at its election, to propose adjustments in the terms and conditions of this Agreement and the Arrangement as Precision deems appropriate. The Trinidad Board shall review any proposal by Precision to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Precision's proposal to amend the transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. In the event Precision proposes to amend this Agreement such that the Superior Proposal ceases to be a Superior Proposal and so advises the Trinidad Board in writing prior to the expiry of such five (5) day period, the Trinidad Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement and Precision and Trinidad shall enter into an amended version of this Agreement reflecting such proposed amendments, and upon execution thereof, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 by press release. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 6.1 and shall initiate a new five (5) day match right period.

(e)	Unless Section 6.1(d) applies, if requested by Precision, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 by press release (and in any event within two (2) Business Days of being requested to do so by Precision (or in the event that the Trinidad Meeting to approve the Arrangement is scheduled to occur within such period, as soon as practicable and in any event prior to the scheduled date of the Trinidad Meeting)).

(f)	Precision agrees that all information that may be provided to it by Trinidad with respect to any Acquisition Proposal pursuant to this Section 6.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(g)	In the event that Trinidad provides the notice contemplated by Section 6.1(d) on a date which is less than five (5) days prior to the Trinidad Meeting, Precision shall be entitled to require Trinidad to adjourn or postpone the Trinidad Meeting to a date acceptable to Precision, acting reasonably.

(h)	Neither Trinidad nor the Trinidad Board shall withdraw, qualify, amend or modify in a manner adverse to Precision, the approval or recommendation of the Arrangement by the Trinidad Board, except if such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Trinidad, in accordance with the requirements of this Section 6.1, into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal.

(i)	Trinidad shall ensure that its Representatives are aware of the provisions of this Section 6.1 and shall be responsible for any breach of this Section 6.1 by any of them.

(j)	Nothing in this Agreement shall prevent the Trinidad Board from complying with section 2.17 of NI 62-104 and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars in respect of an Acquisition Proposal provided that Trinidad shall provide Precision and its legal counsel with a reasonable opportunity to review the form and content of any such circular, and Trinidad shall be responsible at all times for any breach of this Section 6.1 by Trinidad or its Representatives in connection with such compliance by the Trinidad Board.

6.2	Precision Damages

If at any time after the execution of this Agreement:

(a)	the Trinidad Board fails to unanimously recommend that holders of Trinidad Shares vote in favour of the Arrangement in any press release contemplated by Section 10.4 that is issued by Trinidad with respect to this Agreement or the Arrangement or as otherwise required by this Agreement or withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Precision, any of its recommendations or determinations referred to in Section 2.3 (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two (2) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Trinidad Meeting must be deposited shall be considered an adverse modification to such recommendation);

(b)	the Trinidad Board shall have failed to publicly reaffirm any of its recommendations and determinations referred to in Section 2.3 in accordance with Sections 6.1(d) or 6.1(e);

(c)	this Agreement is terminated by either party pursuant to Sections 8.1(a)(ii) or (iv) (unless the reason for termination pursuant to Section 8.1(a)(iv) was the failure by Precision to hold the Precision Meeting on or prior to the Outside Date) and prior to such termination an Acquisition Proposal is or has been publicly announced, proposed, disclosed, offered or made by any Person other than Precision or is affiliates (including, for clarity, the Existing Bid announced prior to the execution of this Agreement) and, within 12 months following the date of such termination:

(i)	the Trinidad Board recommends any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period),

(ii)	Trinidad enters into a binding definitive agreement in respect of any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period), or

(iii)	any Acquisition Proposal is consummated (including, for clarity, by Ensign or any Person or group of Persons acting jointly or in concert with Ensign);

(d)	Trinidad terminates this Agreement pursuant to Section 8.1(a)(viii);

(e)	Precision terminates this Agreement pursuant to Section 8.1(a)(ix); or

(f)	Trinidad terminates this Agreement pursuant to Section 8.1(a)(x),

(each of the above a "Precision Damages Event" provided that, for clarity, in the case of Section 6.2(b), a Precision Damages Event will not have occurred unless and until such time that the Trinidad Board has failed to publicly reaffirm any of its recommendations or determinations referred to in Section 2.3, as requested by Precision, within the applicable time period contemplated by Section 6.1(d) or 6.1(e)), then in the event of the termination of this Agreement pursuant to Sections 8.1(a)(ii), (iv), (vii), (viii), (ix) or (x), as applicable to the relevant Precision Damages Event, Trinidad shall pay to Precision (or to whom Precision may direct in writing) $20.0 million (the "Precision Termination Fee") as liquidated damages in immediately available funds to an account designated by Precision. The Precision Termination Fee shall be paid as aforesaid:

(i)	within two (2) Business Days immediately following the termination of this Agreement by Precision upon Precision Damages Event described in Sections 6.2(a), (b) or (e) above;

(ii)	in accordance with Sections 6.1(b)(vii) and 8.1(a)(viii) in the case of the Precision Damages Event described in Section 6.2(d);

(iii)	upon consummation of the Acquisition Proposal referred to therein in the case of the Precision Damages Event described in Section 6.2(c) above; and

(iv)	in accordance with Section 8.1(a)(x) in the case of the Precision Damages Event described in Section 6.2(f).

Following a Precision Damages Event, but prior to payment of the Precision Termination Fee, Trinidad shall and shall be deemed to hold such payment in trust for Precision. Trinidad shall only be obligated to pay one Precision Termination Fee pursuant to this Section.

6.3	Precision Liquidated Damages

Trinidad acknowledges that the Precision Termination Fee set out in Section 6.2 is a payment of liquidated damages which are a genuine pre-estimate of the damages which Precision will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Trinidad irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Precision agrees that the payment of the amount pursuant to Section 6.2 is the sole monetary remedy of Precision in respect of the events contemplated by Section 6.2; provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by Trinidad. Nothing herein shall preclude Precision from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of Trinidad set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may at any time and from time to time before or after the holding of the Trinidad Meeting and the Precision Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to or authorization on the part of the Trinidad Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Trinidad Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

The Parties may agree to amend the Plan of Arrangement as set forth in Article 6 of the Plan of Arrangement.

Article 8
TERMINATION

8.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date:

(i)	by mutual written consent of Precision and Trinidad;

(ii)	by either Precision or Trinidad if the Arrangement Resolution shall have failed to receive the requisite vote of the Trinidad Securityholders for approval at the Trinidad Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by either Precision or Trinidad if the Precision Transaction Resolution shall have failed to receive the requisite vote of the Precision Shareholders for approval at the Precision Meeting (including any adjournment or postponement thereof);

(iv)	by either Precision or Trinidad if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Agreement under this Section 8.1(a)(iv) shall not be available to any Party whose failure to fulfill any of its covenants or obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(v)	by Precision if the conditions set forth in Sections 5.1 and 5.2 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Precision has complied with Section 5.4 and Precision is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.3 not to be satisfied;

(vi)	by Trinidad if the conditions set forth in Sections 5.1 and 5.3 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Trinidad has complied with Section 5.4 and Trinidad is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.2 not to be satisfied;

(vii)	by Precision upon the occurrence of a Precision Damages Event as provided in Section 6.2;

(viii)	by Trinidad to accept, recommend, approve or enter into an agreement to implement a Superior Proposal provided that: (i) Trinidad has complied with its obligations set forth in Section 6.1; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision;

(ix)	by Precision if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring person; or

(x)	by Trinidad if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring person; provided that (i) Trinidad has complied with its obligations set forth in Section 6.1; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Party hereunder except as provided in Article 6 (provided in the case of Sections 6.2 and 6.3, the right of payment arose, other than with respect to Section 6.2(c), prior to the termination of this Agreement) and Sections 1.4, 1.5, 1.10 and 4.3, Article 9 and Article 10, all of which survive such termination and each Party's obligations under the Confidentiality Agreements, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 8.1(b) shall relieve any Party from any liability for any fraud or wilful breach by it of this Agreement prior to the date of such termination. Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.1 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

Article 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by email transmission:

(a)	in the case of Precision, to:

Precision Drilling Corporation

10350 Richmond Avenue, Suite 700

Houston, Texas 77042

Attention: Veronica Foley, Senior Vice President, General Counsel & Secretary

Email: vfoley@precisiondrilling.com

with a copy to:

Torys LLP

4600, 525 8th Avenue SW

Calgary, Alberta T2P 1A1

Attention: Stephanie Stimpson

Email: sstimpson@torys.com

(b)       in the case of Trinidad, to:

Trinidad Drilling Limited

400, 250 – 2nd Street SW

Calgary, Alberta T2P 0C1

Attention: Brent J. Conway, President and Chief Executive Officer

Email: bconway@trinidaddrilling.com

with a copy to:

Blake, Cassels & Graydon LLP

Suite 3500, 855 – 2nd Street SW

Calgary, Alberta T2P 4J8

Attention: Scott W.N. Clarke

Email: scott.clarke@blakes.com

or such other address as the Parties may, from time to time, advise the other Party hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such email transmission is received.

Article 10
GENERAL

10.1	Non-Survival of Representations and Warranties

No investigation by or on behalf of, or knowledge of, a Party, will mitigate, diminish or affect the representations or warranties made by the other Party in this Agreement or any certificate delivered by such other Party pursuant to this Agreement. The respective representations and warranties of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 10.1 shall not limit any undertaking, obligations covenant or agreement of whatever nature of a Party or any of its subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

10.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Party hereto, except that Precision may assign all or a portion of its rights under this Agreement to any subsidiary of Precision but no assignment shall relieve Precision of any of its obligations hereunder.

10.4	Public Communications

Each of Precision and Trinidad agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.5	Costs

Except as otherwise expressly provided for in Section 3.6(c) and Article 6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.6	Severability

If any one or more of the provisions or parts contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts shall not in any way be affected or impaired by the severance of the provisions or parts so severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.7	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8	Specific Performance

Precision and Trinidad agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with the terms hereof. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

10.9	Time of Essence

Time shall be of the essence of this Agreement.

10.10	Applicable Law and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the Applicable Laws of the Province of Alberta and the Applicable Laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Alberta located in Calgary, in respect of all matters arising out of this Agreement.

10.11	Waiver

Any Party may, on its own behalf only: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance with the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.12	Third Party Beneficiaries

The provisions of Sections 3.1(f), 3.2(a), 3.2(b) and 3.3(z) are: (i) intended for the benefit of all such directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Trinidad shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party Beneficiaries and Trinidad hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

[Remainder of page left blank intentionally – signatures follow]

10.13	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

Precision Drilling Corporation

By:	(signed) "Kevin A. Neveu"
Name:	Kevin A. Neveu
Title:	President and Chief Executive Officer

Trinidad Drilling Limited

By:	(signed) "Brent J. Conway"
Name:	Brent J. Conway
Title:	President and Chief Executive Officer

Schedule "A"

PLAN OF ARRANGEMENT

Plan Of Arrangement Under Section 193
of the
Business Corporations Act (Alberta)

Article 1
Definitions and Interpretation

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, including the regulations promulgated thereunder as such may be amended from time to time prior to the Effective Date;

(b)	"Arrangement" means the arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement, as supplemented, modified or amended or made at the direction of the Court in the Final Order (with the consent of each of the Parties in accordance with Article 6 of this Plan of Arrangement);

(c)	"Arrangement Agreement" means the arrangement agreement made as of October 5, 2018 between Precision and Trinidad, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(d)	"Arrangement Resolution" means the special resolution of Trinidad Securityholders in respect of the Arrangement to be considered at the Trinidad Meeting;

(e)	"Articles of Arrangement" means the articles of arrangement of Trinidad in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(f)	"Business Day" means any day other than a Saturday, Sunday or statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(g)	"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)	"Court" means the Court of Queen’s Bench of Alberta;

(i)	"Depositary" means Computershare Trust Company of Canada or such other person that may be appointed by Precision for the purpose of receiving deposits of certificates formerly representing Trinidad Shares in connection with the Arrangement;

(j)	"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Article 4 of this Plan of Arrangement;

(k)	"Dissenting Shareholder" means a registered Trinidad Shareholder who validly exercises its Dissent Rights pursuant to Article 4 of this Plan of Arrangement and the Interim Order, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights immediately prior to the Effective Time;

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(l)	"Effective Date" means the date shown on the Certificate;

(m)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n)	"Encumbrance" means any mortgage, pledge, capital lease, assignment, charge, lien, security interest, adverse interest in property, debenture, claim trust, royalty or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(o)	"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be amended (with the consent of each of the Parties acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to each of the Parties acting reasonably) on appeal;

(p)	"Interim Order" means the interim order of the Court concerning the Arrangement pursuant to subsection 193(4) of the ABCA, providing for, among other things, the calling and holding of the Trinidad Meeting, as such order may be affirmed, amended or modified by the Court with the consent of each of the Parties, acting reasonably;

(q)	"Letter of Transmittal" means the letter of transmittal to be used by former registered Trinidad Shareholders to surrender their certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Trinidad Shares to the Depositary in order to receive certificates for the Precision Shares issued to them pursuant to the Arrangement;

(r)	"Option In-the-Money Amount" has the meaning ascribed thereto in Section 3.1(b)(i);

(s)	"Parties" means, collectively, Precision and Trinidad, and "Party" means either one of them;

(t)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(u)	"Precision" means Precision Drilling Corporation, a corporation existing under the ABCA;

(v)	"Precision Shares" means the common shares in the capital of Precision;

(w)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(x)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

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(y)	"Trinidad" means Trinidad Drilling Limited, a corporation existing under the ABCA;

(z)	"Trinidad Closing VWAP" means the volume weighted average trading price of the Trinidad Shares for the five trading days ending on the second trading day immediately prior to the Effective Date;

(aa)	"Trinidad Market Price" means the volume weighted average trading price of the Trinidad Shares for the last trading day immediately prior to the Effective Date;

(bb)	"Trinidad Meeting" means the special meeting of the Trinidad Securityholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

(cc)	"Trinidad Optionholders" means holders of Trinidad Options;

(dd)	"Trinidad Option Plan" means the stock option plan of Trinidad, amended and restated as of March 11, 2018;

(ee)	"Trinidad Options" means the outstanding stock options of Trinidad granted under the Trinidad Option Plan, whether or not vested, entitling the holders thereof to acquire Trinidad Shares;

(ff)	"Trinidad SARholders" means holders of Trinidad SARs;

(gg)	"Trinidad SARs" means the stock appreciation rights issued pursuant to the Trinidad SARs Plan;

(hh)	"Trinidad SARs Plan" means the stock appreciation rights plan of Trinidad, amended and restated as of March 11, 2018;

(ii)	"Trinidad Securityholders" means, collectively, the Trinidad Shareholders, the Trinidad Optionholders and the Trinidad SARholders, from time to time;

(jj)	"Trinidad Shareholders" means the holders of Trinidad Shares;

(kk)	"Trinidad Share Consideration" means 0.445 of a Precision Share per Trinidad Share;

(ll)	"Trinidad Shareholder Rights Plan" means Trinidad’s amended and restated shareholder rights plan dated as of May 10, 2017, as such may be further amended, amended and restated or replaced from time to time;

(mm)	"Trinidad Shares" means the common shares in the capital of Trinidad; and

(nn)	"Trinidad SRP Rights" means the rights issued pursuant to the Trinidad Shareholder Rights Plan.

1.2          Interpretation Not Affected by Headings, Etc.

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

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1.3          Article and Section References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4          Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5          Currency

Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6          Day for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7          Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time.

Article 2
Effect of the Arrangement

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

2.2	This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective at, and be binding upon: (a) all registered and beneficial Trinidad Shareholders (including Dissenting Shareholders); (b) Trinidad Optionholders; (c) Trinidad SARholders; (d) Trinidad; (e) Precision; (f) the Depositary; and (g) all other persons, as and from the Effective Time.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

Article 3
Arrangement

3.1	Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, without any further act or formality except as otherwise provided herein:

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Trinidad Shareholder Rights Plan

(a)	The Trinidad Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Trinidad SRP Rights shall expire and be cancelled without any payment in respect thereof.

Treatment of Trinidad Options

(b)	Each Trinidad Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad Option Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad Optionholder:

(i)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is less than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, an amount equal to the amount by which the Trinidad Market Price exceeds the exercise price thereof (the "Option In-the-Money Amount"), payable in Trinidad Shares, with the number of Trinidad Shares issuable in payment thereof being equal to the Option In-the-Money-Amount of such Trinidad Options (less any amount withheld or deducted in accordance with Section 3.3) divided by the Trinidad Market Price;

(ii)	no fractional Trinidad Shares will be issued pursuant to Section 3.1(b)(i) and where the aggregate number of Trinidad Shares issuable to a former Trinidad Optionholder pursuant to Section 3.1(b)(i) would result in a fraction of a Trinidad Share being issuable, such former Trinidad Optionholder shall receive, in lieu of such fractional share, the nearest whole number of Trinidad Shares and for greater certainty where such fractional interest is greater than or equal to 0.5, the number of Trinidad Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Trinidad Shares to be issued will be rounded down to the nearest whole number; and

(iii)	each Trinidad Option outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Market Price, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, a cash payment from Trinidad equal to $0.01, and each such Trinidad Option shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad’s obligations under such Trinidad Options shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad Optionholders other than the right to receive the consideration contemplated under this Plan of Arrangement.

Treatment of Trinidad SARs

(c)	Each Trinidad SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Trinidad SARs Plan, shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Trinidad SARholder:

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(i)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is less than the Trinidad Closing VWAP, shall be, and shall be deemed to be, exercised and surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such exercised Trinidad SAR, a cash payment from Trinidad equal to the amount by which the Trinidad Closing VWAP exceeds the exercise price thereof (less any amount withheld or deducted in accordance with Section 3.3); and

(ii)	each Trinidad SAR outstanding at the Effective Time that has an exercise price that is equal to or greater than the Trinidad Closing VWAP, shall be, and shall be deemed to be, surrendered to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad SAR, a cash payment from Trinidad equal to $0.01, and each such Trinidad SAR shall be, and shall be deemed to be cancelled by Trinidad, all of Trinidad’s obligations under such Trinidad SARs shall be deemed to be fully satisfied and the holders thereof shall cease to have any rights as Trinidad SARholders other than the right to receive the consideration contemplated under this Plan of Arrangement.

Dissenting Shareholders

(d)	Each of the Trinidad Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred by the holders thereof to Trinidad (free and clear of any Encumbrances), and cancelled and such Dissenting Shareholders shall cease to have any rights as Trinidad Shareholders, other than the right to be paid the fair value of their Trinidad Shares in accordance with the Dissent Rights, and the names of such holders shall be removed from the register of Trinidad Shareholders.

Acquisition of Trinidad Shares by Precision

(e)	Each issued and outstanding Trinidad Share (including, for greater certainty, the Trinidad Shares issued pursuant to Section 3.1(b)) held by Trinidad Shareholders (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred by the holder thereof to Precision (free and clear of any Encumbrances), in exchange for that number of fully paid and non-assessable Precision Shares equal to the Trinidad Share Consideration, and:

(i)	the Trinidad Shareholders shall cease to be the holders of such Trinidad Shares and to have any rights as holders of such Trinidad Shares other than the right to receive Precision Shares pursuant to this Section 3.1(e) and the names of such holders shall be removed from the register of Trinidad Shareholders; and

(ii)	Precision shall be deemed to be the transferee, and shall be the sole legal and beneficial owner, of such Trinidad Shares (free and clear of any Encumbrances).

3.2          Securities Registers

Trinidad and Precision shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1.

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3.3	Withholding

Trinidad, Precision and the Depositary shall be entitled to deduct or withhold from any consideration or amount otherwise payable to any Trinidad Shareholder, any Trinidad Optionholder or any Trinidad SARholder, as applicable, under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Article 4 hereof and including by way of deduction from the Option In-the-Money-Amount of Trinidad Options as contemplated in Section 3.1(b)(i)), such amounts as Trinidad, Precision, or the Depositary, as the case may be, may determine is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder, as applicable, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority within the time prescribed by applicable law. To the extent that the amount so required to be deducted or withheld from any payment to a former Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder exceeds the cash component, if any, of the consideration otherwise payable to the holder or has not been deducted from the Option In-the-Money-Amount of Trinidad Options as contemplated in Section 3.1(b)(i), Precision and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Precision Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Precision or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Precision or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate taxing authority and shall remit to such holder any unapplied balance of the net proceeds of such sale.

3.4          U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Precision and Trinidad agree that this Plan of Arrangement will be carried out with the intention that all the persons to whom the Precision Shares are issued on completion of this Plan of Arrangement will be issued by Precision in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

Article 4
Dissenting Shareholders

4.1	Each registered Trinidad Shareholder shall have the right to dissent with respect to the Arrangement in accordance with section 191 of the ABCA, as modified by the Interim Order and this Article 4, provided that notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Trinidad from the Dissenting Shareholder not later than 4:00 p.m. (Calgary time) on the date that is five Business Days prior to the date of the Trinidad Meeting.

4.2	A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Trinidad Shares (other than as set forth herein) and shall only be entitled to be paid by Trinidad the fair value of the holder’s Trinidad Shares. A Dissenting Shareholder who is entitled to be paid by Trinidad the fair value of such holder’s Trinidad Shares shall, pursuant to Section 3.1(d) hereof, be deemed to have transferred the holder’s Trinidad Shares (free and clear of any Encumbrances) to Trinidad for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.

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4.3	The fair value of the Trinidad Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Trinidad Securityholders.

4.4	A Dissenting Shareholder who for any reason is not ultimately entitled to be paid the fair value of such holder’s Trinidad Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Trinidad Shares, notwithstanding the provisions of section 191 of the ABCA, and shall be entitled to receive only the consideration contemplated in Section 3.1(e) of this Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

4.5	In no event shall Trinidad or Precision be required to recognize any Dissenting Shareholder as a Trinidad Shareholder after the Effective Time and the names of such holders shall be removed from the register of Trinidad Shareholders as at the Effective Time.

4.6	For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted (including by way of instructing a proxy holder to vote) their Trinidad Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Trinidad Shares.

Article 5
Consideration, Certificates And Fractional Shares

5.1          Right to Consideration

(a)	Forthwith following the Effective Time,

(i)	Trinidad shall issue and deliver to the registrar and transfer agent of the Trinidad Shares, an irrevocable treasury order authorizing such registrar and transfer agent to register the aggregate number of Trinidad Shares to which former holders of Trinidad Options are entitled in accordance with Section 3.1(b)(i) of this Plan of Arrangement;

(ii)	Trinidad shall pay to the former holders of Trinidad Options and Trinidad SARholders the cash consideration to which they are entitled in accordance with Section 3.1(b)(iii) and Section 3.1(c), respectively, of this Plan of Arrangement; and

(iii)	Precision shall, subject to Section 5.1(b) of this Plan of Arrangement, issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent of the Precision Shares, to register the aggregate number of Precision Shares to which the former Trinidad Shareholders are entitled in accordance with Section 3.1(e) of this Plan of Arrangement.

(b)	The Depositary shall deliver the consideration in respect of those Trinidad Shares that were transferred pursuant to Section 3.1(e) hereof which are held on a book-entry basis in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. In respect of those Trinidad Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Trinidad Shares that were transferred pursuant to Section 3.1(e) hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, a certificate representing the Precision Shares which such holder has the right to receive under this Plan of Arrangement for such Trinidad Shares, less any amounts deducted or withheld pursuant to Section 3.3, and any certificate(s) so surrendered shall forthwith be cancelled.

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(c)	Until deposited as contemplated by Section 5.1(b) hereof, each certificate that immediately prior to the Effective Time represented Trinidad Shares to which Section 3.1(e) applies shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, a certificate representing the Precision Shares which such holder has the right to receive under this Plan of Arrangement for such Trinidad Shares, less any amounts deducted or withheld pursuant to Section 3.3 hereof. Any such certificate formerly representing Trinidad Shares not duly surrendered on or before the last Business Day prior to the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Trinidad Shareholder, of any kind or nature against Trinidad or Precision. On such date, all consideration and other property to which such former Trinidad Shareholder was entitled shall be deemed to have been surrendered and forfeited for no consideration to Precision.

(d)	No Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder shall be entitled to receive any consideration with respect to such Trinidad Shares, Trinidad Options or Trinidad SARs, as applicable, other than the consideration to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.2          Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented an interest in one or more Trinidad Shares that were transferred pursuant to Section 3.1 of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to this Plan of Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Precision and the Depositary, as the registrar and transfer agent of the Precision Shares, in such form as is satisfactory to Precision and the Depositary, or otherwise indemnify Trinidad, Precision and the Depositary, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3          Fractional Shares

No certificates representing fractional Precision Shares shall be issued under the Arrangement. In lieu of any fractional Precision Shares, a Trinidad Shareholder otherwise entitled to a fractional interest in Precision Shares shall receive the nearest whole number of Precision Shares, with fractions equal to 0.5 or more being rounded up to the nearest whole number. In calculating such fractional interests, all Trinidad Shares registered in the name of or beneficially held by such Trinidad Shareholder or their nominee shall be aggregated.

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Article 6
Amendments

6.1	Trinidad and Precision may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be:

(a)	set out in writing;

(b)	approved by both Parties;

(c)	filed with the Court and, if made following the Trinidad Meeting, approved by the Court; and

(d)	communicated to Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, if and as required by the Court.

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Trinidad or Precision at any time prior to or at the Trinidad Meeting (provided that the other Party shall have consented thereto, acting reasonably), with or without any other prior notice or communication, and if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement by the Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, shall become part of this Plan of Arrangement for all purposes.

6.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Trinidad Meeting shall be effective only:

(a)	if it is consented to in writing by each of Trinidad and Precision (each acting reasonably); and

(b)	if required by the Court or applicable law, it is consented to by the Trinidad Shareholders, Trinidad Optionholders and/or Trinidad SARholders, voting in a manner directed by the Court.

6.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time provided it is consented to in writing by each of Precision and Trinidad, and further provided that it concerns a matter which, in the reasonable opinion of each of Precision and Trinidad, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Trinidad Shareholder, Trinidad Optionholder or Trinidad SARholder.

Article 7
Further Assurances

7.1	Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein.

Schedule "B"

TRINIDAD ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

7.	The arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Trinidad Drilling Ltd. ("Trinidad"), as more particularly described and set forth in the joint management information circular of Trinidad and Precision Drilling Corporation ("Precision") accompanying the notice of this meeting, as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

8.	The plan of arrangement (the "Plan of Arrangement") involving Trinidad, the full text of which is set out as Schedule "A" to the Arrangement Agreement made as of October 5, 2018 (the "Arrangement Agreement") between Precision and Trinidad, as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

9.	The Arrangement Agreement, the actions of the directors of Trinidad in approving the Arrangement Agreement and the actions of the directors and officers of Trinidad in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

10.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the applicable securityholders of Trinidad (the "Securityholders") or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Trinidad are hereby authorized and empowered, at their discretion, without further notice to or approval of the Securityholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, to disregard the approval of the Securityholders and not proceed with the Arrangement, at any time prior to the issuance of the Certificate of Arrangement (as defined in the Arrangement Agreement).

11.	Any one director or officer of Trinidad is hereby authorized and directed, for and on behalf of Trinidad, to execute, under the corporate seal of Trinidad or otherwise, and to deliver to the Registrar under the ABCA for filing Articles of Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

12.	Any one director or officer of Trinidad is hereby authorized and directed, for and on behalf of Trinidad, to execute, or cause to be executed, under the corporate seal of Trinidad or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule "C"

REPRESENTATIONS AND WARRANTIES OF PRECISION

(a)	Organization and Qualification. Each member of the Precision Group has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now being conducted. Each member of the Precision Group is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Precision. Other than as disclosed by Precision in writing to Trinidad, the copies of the constating documents of each member of the Precision Group provided to Trinidad, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative to this Agreement. Precision has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Precision of the transactions contemplated by the Arrangement has been duly authorized by Precision Board and no other proceedings on the part of Precision are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein, other than the approval of the Exchanges, the approval of the Information Circular by the Precision Board, the approval by the Precision Shareholders of the Precision Transaction Resolution and such other consents and approvals as are specifically contemplated in this Agreement. This Agreement has been duly executed and delivered by Precision and constitutes a legal, valid and binding obligation of Precision enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Precision has no subsidiaries, joint ventures or partnerships, other than those disclosed to Trinidad in writing (collectively, with Precision, the "Precision Group"). Other than as disclosed to Trinidad in writing, Precision owns, directly or indirectly, all of the outstanding voting and equity securities of each of its subsidiaries and Precision and the Precision Group's ownership interest in each of its joint ventures and partnerships has been disclosed by Precision in writing to Trinidad. All of the outstanding shares and all other ownership interests in the subsidiaries, joint ventures or partnerships of Precision are duly authorized, validly issued and fully paid (where required by the jurisdiction of incorporation) and non-assessable, and other than as disclosed to Trinidad in writing, all such shares and other ownership interests held directly or indirectly by Precision, are owned by Precision free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary, joint venture or partnership. There are no rights of first refusal or similar rights restricting the transfer of Precision Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

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(d)	No Violations. Except as disclosed by Precision in writing to Trinidad, or as contemplated by this Agreement and subject to the approval of the Precision Shareholders of the Precision Transaction Resolution, the approval of the Exchanges, the approval of the Interim Order and Final Order by the Court, receipt of Regulatory Approvals and compliance with all applicable corporate, securities, competition and anti-trust laws:

(i)	neither the execution and delivery of this Agreement by Precision nor the consummation of the transactions contemplated by the Arrangement nor compliance by Precision with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Precision Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any member of the Precision Group; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a member of the Precision Group is a party or to which it, or any of its properties or assets, may be subject or by which a member of the Precision Group is bound; or

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to a member of the Precision Group or any of its properties or assets, except, in the case of (A), in respect of Precision's existing credit facility pursuant to which Precision will require the consent of such lender to consummate the Arrangement and each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Precision, or significantly impede the ability of Precision to consummate the transactions contemplated by the Arrangement; or

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(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Precision; and

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Precision Shareholders of the Precision Transaction Resolution, Governmental Authorities, and the Exchanges and the obtaining of the Interim Order and the Final Order:

(A)	there is no legal impediment to Precision's consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Precision in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Precision, or significantly impede the ability of Precision to consummate the Arrangement; and

(iii)	neither Precision nor any of its subsidiaries is a transport undertaking within the meaning of subsection 53.1(1) of the CTA.

(e)	Precision Shares. Precision has reserved and allotted a sufficient number of Precision Shares as are issuable pursuant to the Arrangement, and, subject to the terms and conditions of the Arrangement, such Precision Shares will be validly issued as fully paid and non-assessable to previous holders of Trinidad Shares pursuant to the Arrangement.

(f)	Litigation. Except as disclosed by Precision in writing to Trinidad, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Precision, threatened, affecting or that would reasonably be expected to affect the Precision Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of any member of the Precision Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Precision, or would significantly impede the ability of Precision to consummate the Arrangement.

(g)	Taxes, etc. Except to the extent that any matter referred to in this Section (g) does not, and would not reasonably be expected to, have a Material Adverse Effect on Precision:

(i)	each member of the Precision Group has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects;

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(ii)	each member of the Precision Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Precision. The Precision Group has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Precision for any Taxes (including related future Taxes) of the Precision Group for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	except as disclosed by Precision in writing to Trinidad, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Precision or any of its subsidiaries, and no member of the Precision Group is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Precision, threatened against any member of the Precision Group or any of their respective assets;

(iv)	no written claim has been made by any Governmental Authority in a jurisdiction where the members of the Precision Group do not file Tax Returns that a member of the Precision Group is or may be subject to Tax by that jurisdiction; and

(v)	each member of the Precision Group has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority and within the prescribed time when required by Applicable Law to do so.

(h)	Investment Canada Act. Precision is not a "non-Canadian" within the meaning of the Investment Canada Act.

(i)	Reporting Issuer Status. Precision is a "reporting issuer" in each of the Provinces of Canada and is a "foreign private issuer" within the meaning of the U.S. Securities Act and is in material compliance with all Applicable Canadian Securities Laws and U.S. Securities Laws therein and the Precision Shares are listed and posted for trading on the TSX and NYSE, respectively. Precision is not in default of any material requirements of Applicable Canadian Securities Laws or applicable U.S. Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX and the NYSE. No delisting, suspension of trading in or cease trading order with respect to the Precision Shares is pending or, to the knowledge of Precision, threatened or is expected to be implemented or undertaken and to its knowledge Precision is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising the Precision Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Precision Public Record prior to the date hereof. Precision has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Precision with the Securities Authorities since becoming a "reporting issuer". Precision has not filed any confidential material change report that, at the date hereof, remains confidential.

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(j)	Capitalization. As of the date hereof, the authorized capital of Precision consists of an unlimited number of Precision Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 293,781,836 Precision Shares and no other shares are issued and outstanding. Other than Precision Options to acquire up to 10,929,434 Precision Shares, Precision PSUs to acquire up to 3,181,067 Precision Shares (assuming a payout multiplier of 1.0x) and Precision DSUs to acquire up to 970,502 Precision Shares and there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Precision of any securities of Precision (including Precision Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Precision (including Precision Shares). All outstanding Precision Shares have been duly authorized and validly issued, are fully paid and non-assessable and other than as disclosed by Precision to Trinidad in writing, are not subject to, nor were they issued in violation of, any pre-emptive rights and all Precision Shares issuable upon the exercise of Precision Options, Precision PSUs and Precision DSUs in accordance with their respective terms thereof will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than Precision Shares, there are no securities of Precision outstanding which have the right to vote generally (or, except for the Precision Options, Precision PSUs and Precision DSUs, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Precision Shareholders on any matter.

(k)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Precision Shares or any other securities of Precision has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Precision, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(l)	Equity Monetization Plans. Other than the Precision Options, Precision PSUs, Precision DSUs and as disclosed by Precision in writing to Trinidad, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Precision and which are based upon the revenue, value, income or any other attribute of Precision.

(m)	Financial Reports. The Precision Financial Statements, and any interim or annual financial statements filed by or on behalf of Precision on and after the date hereof with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws, were or, when so filed, will have been prepared in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Precision as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Precision does not intend to correct or restate, nor, to the knowledge of Precision is there any basis for any correction or restatement of any aspect of the Precision Financial Statements.

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(n)	Books and Records. The financial books, records and accounts of the Precision Group, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Precision Group; and (iii) accurately and fairly reflect the basis for the Precision Financial Statements. Other than as disclosed by Precision in writing to Trinidad, the corporate records and minute books of each member of the Precision Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects (other than those minutes of the meetings of the Precision Board or committee thereof which are in draft form), and full access thereto has been provided to Trinidad.

(o)	Absence of Undisclosed Liabilities. The Precision Group has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance statement of financial position and associated notes thereto included in the Precision Financial Statements (the "Precision Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Precision Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Precision Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(p)	Absence of Certain Changes or Events. Except for the Arrangement or any action taken in accordance with this Agreement, since June 30, 2018:

(i)	each member of the Precision Group has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Precision has been incurred other than in the ordinary course of business;

(iii)	there has been no Material Adverse Change in respect of Precision; and

(iv)	Precision has not, and to the knowledge of Precision, no director, officer, employee or auditor of any member of the Precision Group, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Precision Group or its internal accounting controls.

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(q)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Precision, each member of the Precision Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. No proceedings are pending or, to the knowledge of Precision, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision.

(r)	Compliance with Laws. The operations and business of Precision Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision or would significantly impact the ability of Precision to consummate the Arrangement, and no member of the Precision Group has received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Precision or significantly impact the ability of Precision to consummate the Arrangement.

(s)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Precision Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Precision.

(t)	Title. The Precision Group has good and marketable title to the Precision Assets free and clear of any Encumbrances, except for Permitted Encumbrances. The Precision Assets currently owned by the Precision Group include materially all of the property, rights and assets that the Precision Group has utilized to carry on its business and operations and Precision is not aware of any defects, failures or impairments in the title of the Precision Group to the Precision Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Precision.

(u)	No Defaults. No member of the Precision Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. No member of the Precision Group is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect on Precision.

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(v)	Environmental. In respect of the properties which a member of the Precision Group operates and, to the knowledge of Precision in respect of properties for which a member of the Precision Group is not the operator, except as disclosed in writing to Trinidad or except to the extent that any violation or other matter referred to in this Section (v) does not, and would not reasonably be expected to, have a Material Adverse Effect on Precision:

(i)	no member of the Precision Group is in violation of any applicable Environmental Laws;

(ii)	each member of the Precision Group has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by a member of the Precision Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by a member of the Precision Group, that have not been remediated in compliance with Environmental Laws;

(iv)	no orders, directions, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of a member of the Precision Group of which such member has notice;

(v)	no member of the Precision Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	each member of the Precision Group holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of the Precision Assets, all Environmental Approvals are in full force and effect, and no member of the Precision Group has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any of its Environmental Approvals are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)	there are no pending or, to the knowledge of Precision, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of a member of the Precision Group currently or formerly owned, leased, operated or otherwise used; and

(viii)	no member of the Precision Group has assumed, indemnified or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

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(w)	Precision Material Contracts. Precision has disclosed in writing to Trinidad lists all of the Contracts, correct, current and complete copies of which have been made available to Trinidad which are outside of the ordinary course of business, non-industry standard or are otherwise material to the Precision Group (the "Precision Material Contracts"). Each of the Precision Material Contracts constitutes a legally valid and binding agreement of each member of the Precision Group that is party to such Precision Material Contract, enforceable in accordance with their respective terms and, to the knowledge of Precision, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Precision Material Contract or agreement which is material to the business of the Precision Group and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Precision Group.

(x)	Brokers and Finders. Precision has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that RBC Capital Markets has been retained as Precision's financial advisor in connection with certain matters including the transactions contemplated hereby.

(y)	Fairness Opinion. The Precision Board has received an opinion as of October 4, 2018 from RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

(z)	Insurance. Policies of insurance that are in force as of the date hereof naming the applicable members of the Precision Group as an insured adequately and reasonably cover all risks as are customarily covered by oilfield services companies in the industry in which the Precision Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the Precision Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)	No Limitation. Other than as disclosed by Precision in writing to Trinidad, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any member of the Precision Group is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Precision Group in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any member of the Precision Group from engaging in its business or from competing with any Person or in any geographic area.

(bb)	Board Approval. Based upon, among other things, the advice of its financial and legal advisors, the Precision Board has unanimously determined that the Arrangement is in the best interests of Precision and has resolved to unanimously recommend the Precision Shareholders vote in favour of the Precision Transaction Resolution.

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(cc)	No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Precision or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to drilling rig operating agreements, drilling rig construction agreements and similar agreements, no member of the Precision Group has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(dd)	No Encumbrances. Other than as disclosed by Precision in writing to Trinidad, no member of the Precision Group has encumbered or alienated its interest in the Principal Precision Assets or agreed to do so and such assets are free and clear of all Encumbrances (other than Permitted Encumbrances), created by, through or under such member of the Precision Group, except for those arising in the ordinary course of business, which are not material in the aggregate.

(ee)	Off-Balance Sheet Arrangements. Other than as disclosed by Precision in writing to Trinidad, or on the Precision Public Record, no member of the Precision Group has any "off-balance sheet arrangements" as such term is defined under IFRS.

(ff)	Absence of Undisclosed Changes. There has not been any Material Change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Precision on a consolidated basis from the position set forth in the Precision Financial Statements other than as have been disclosed in the Precision Public Record or by Precision in writing to Trinidad and Precision has not incurred or suffered a Material Adverse Change since June 30, 2018 and since that date there have been no Material Facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Precision (taken as a whole) which have not been disclosed in the Precision Public Record or by Precision in writing to Trinidad.

(gg)	Money Laundering Laws and Foreign Corrupt Practices.

(i)	The operations of Precision, its subsidiaries and affiliates are, and have been conducted at all times in compliance with the record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which Precision or its subsidiaries is subject (collectively, the "Money Laundering Laws"), and no action, suit, proceeding or investigation by or before any Governmental Authority involving Precision or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Precision, threatened.

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(ii)	Neither Precision nor any of its subsidiaries or affiliates, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries has offered or given, and Precision is not aware of and does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Authority, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Authority, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such Person, in such Person's official capacity, including a decision to fail to perform such Person's official function;

(B)	inducing such Person to use such Person's influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist Precision or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Precision or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(iii)	There have been no actions taken by Precision, its subsidiaries and its affiliates or, to the knowledge of Precision, by any Persons on behalf of Precision or its subsidiaries, that would cause Precision, its subsidiaries, affiliates or such Persons to be in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction (collectively, the "Corruption Acts") in which Precision and its subsidiaries conduct their business and to which Precision and its subsidiaries may be subject.

(iv)	Precision, its subsidiaries and affiliates have implemented, maintain and enforce an anti-corruption compliance program.

(v)	Precision, its subsidiaries and affiliates have conducted due diligence on each agent, intermediary, or other third party representative that interacts with officials of Governmental Authorities on their behalf.

(vi)	Precision, its subsidiaries and affiliates have developed and maintain a system of internal controls designed to promote and ensure compliance with Corruption Acts.

(vii)	The financial records of Precision and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

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(viii)	There are no proceedings or investigations under the Corruption Acts pending against Precision, its subsidiaries or affiliates, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries or affiliates, or to the knowledge of Precision, contemplated, threatened against or affecting, Precision, its subsidiaries or affiliates or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries or affiliates.

(hh)	Sanctions Legislation.

(i)	Neither Precision nor any of its subsidiaries, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries has been or is currently subject to and has not breached any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Authority (collectively, "Sanctions"), or has acted, whether directly or indirectly, in violation of any Sanctions and furthermore will not take any action, directly or indirectly, in violation of any Sanctions.

(ii)	Neither Precision nor any of its subsidiaries, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Person listed in any Sanctions-related list of designated Persons maintained by any Governmental Authority, any Person operating, organized or resident in a Sanctioned Country or any Person controlled by such Person (a "Sanctioned Person"). Neither Precision, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a country or territory which is the subject or target of any Sanctions (a "Sanctioned Country"), and no director, officer, agent, employee, consultant, representative or affiliate of Precision or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

(ii)	Intellectual Property. No Intellectual Property that are material are necessary to carry on the business and operations carried on by the Trinidad Group and no member of the Precision Group owns, licenses or uses any Intellectual Property that is material to the Precision Group. To the knowledge of Precision, no member of the Precision Group has received any written notice or claim challenging a member of the Precision Group with respect to the validity of, use of or ownership of the processes and technology used by it, and to the knowledge of Precision, there are no facts upon which such a challenge could reasonably be made. No employees, other individuals or entities have an interest, beneficial or otherwise, right, or financial benefit relating to any material Intellectual Property of the Precision Group.

(jj)	Whistleblower Reporting. As of the hereof, no Person has reported evidence of a violation of any Applicable Canadian Securities Laws, Corruption Acts, breach of fiduciary duty or similar violation by Precision's executive officers or directors.

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Schedule "D"

REPRESENTATIONS AND WARRANTIES OF TRINIDAD

(a)	Organization and Qualification. Each member of the Trinidad Group has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now conducted. Each member of the Trinidad Group is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Trinidad. Copies of the constating documents of each member of the Trinidad Group provided to Precision, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative to this Agreement. Trinidad has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Trinidad of the transactions contemplated by the Arrangement has been duly authorized by the Trinidad Board and, subject to the requisite approval of the Trinidad Securityholders and the obtaining of the Final Order, no other proceedings on the part of Trinidad are necessary to authorize this Agreement or the Arrangement, other than the approval of the Information Circular by the Trinidad Board. This Agreement has been duly executed and delivered by Trinidad and constitutes a legal, valid and binding obligation of Trinidad enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Trinidad has no subsidiaries, joint ventures or partnerships, other than those disclosed to Precision in writing (collectively, with Trinidad, and for certainty, including the TechSub, the "Trinidad Group"). Trinidad owns, directly or indirectly, all of the outstanding voting and equity securities of each of its subsidiaries and the Trinidad Group's ownership interest in each of its joint ventures and partnerships has been disclosed by Trinidad in writing to Precision. All of the outstanding shares and all other ownership interests in the subsidiaries, joint ventures or partnerships of Trinidad are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Trinidad, are owned by Trinidad free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary, joint venture or partnership. Other than as disclosed by Trinidad in writing to Precision there are no rights of first refusal or similar rights restricting the transfer of Trinidad Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

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(d)	No Violations. Except as disclosed by Trinidad in writing to Precision, or as contemplated by this Agreement and subject to the approval of the Trinidad Securityholders of the Arrangement, the approval of the Interim Order and the Final Order by the Court, receipt of Regulatory Approvals:

(i)	neither the execution and delivery of this Agreement by Trinidad nor the consummation of the transactions contemplated by the Arrangement nor compliance by Trinidad with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Trinidad Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any member of the Trinidad Group; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a member of the Trinidad Group is a party or to which it, or any of its properties or assets, may be subject or by which a member of the Trinidad Group is bound; or

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to a member of the Trinidad Group or any of its properties or assets;

except, in the case of (A), in respect of the Trinidad Bank Facility, the Trinidad Senior Notes and such other agreements as have been identified by Trinidad to Precision in writing and in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Trinidad, or significantly impede the ability of Trinidad to consummate the transactions contemplated by the Arrangement; or

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(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Trinidad.

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of Trinidad Securityholders and the obtaining of the Interim Order and the Final Order:

(A)	there is no legal impediment to Trinidad's consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Trinidad in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Trinidad, or significantly impede the ability of Trinidad to consummate the Arrangement.

(e)	Litigation. Except as disclosed by Trinidad in writing to Precision there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Trinidad, threatened, affecting or that would reasonably be expected to affect the Trinidad Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of any member of the Trinidad Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Trinidad, or would significantly impede the ability of Trinidad to consummate the Arrangement.

(f)	Bankruptcy and Insolvency. Except as disclosed in writing by Trinidad to Precision, (i) No action or proceeding has been commenced or filed by or against Trinidad or any of its subsidiaries which seeks or would reasonably be expected to lead to:

(A)	receivership, bankruptcy, a commercial proposal or similar proceeding of Trinidad or any of its subsidiaries;

(B)	the adjustment or compromise of claims against Trinidad or any of its subsidiaries; or

(C)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Trinidad or any of its subsidiaries or any portion of their assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Trinidad or any of its subsidiaries.

(ii)	Neither Trinidad nor any of its subsidiaries:

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(A)	has made, or is considering making, an assignment for the benefit of their respective creditors; or

(B)	has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its respective indebtedness.

(g)	Taxes, etc. Except to the extent that any matter referred to in this Section (g) does not, and would not reasonably be expected to, have a Material Adverse Effect on Trinidad:

(i)	each member of the Trinidad Group has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all respects;

(ii)	each member of the Trinidad Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of Trinidad. The Trinidad Group has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Trinidad for any Taxes (including related future Taxes) of the Trinidad Group for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	except as disclosed by Trinidad in writing to Precision, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Trinidad or any of its subsidiaries, and no member of the Trinidad Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Trinidad, threatened against any member of the Trinidad Group or any of their respective assets;

(iv)	no written claim has been made by any Governmental Authority in a jurisdiction where the members of the Trinidad Group do not file Tax Returns that a member of the Trinidad Group is or may be subject to Tax by that jurisdiction;

(v)	there are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the Trinidad Assets;

(vi)	each member of the Trinidad Group has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority and within the prescribed time when required by Applicable Law to do so;

(vii)	other than as disclosed by Trinidad in writing to Precision or other than waivers that were filed solely for the purpose of permitting Trinidad to claim deductions in order to reduce Taxes arising from adjustments to income arising from assessments or reassessments of Tax for prior taxation years and for which Trinidad has filed objections or appeals in respect of such amendments or reassessments (the "Protective Waivers"), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from any member of the Trinidad Group for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no Protective Waiver allows the relevant Governmental Authority to assess or reassess additional Tax in respect of the taxation year to which the Protective Waiver relates;

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(viii)	other than as disclosed by Trinidad in writing to Precision, the Trinidad Group has made available to Precision true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies by a Taxing Authority for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired;

(ix)	no member of the Trinidad Group has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (within the meaning of the ITA) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services;

(x)	no member of the Trinidad Group has, at any time, directly or indirectly, transferred any property or supplied any services to, acquired any property or services from, a Person who is not resident in Canada for purposes of the ITA and with whom any such member of the Trinidad Group, as the case may be, was not dealing at arm's length (within the meaning of the ITA) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has any member of the Trinidad Group been deemed to have done so for purposes of the ITA; and each member of the Trinidad Group has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA, and there are no transactions to which subsection 247(2) or subsection 247(3) of the ITA may reasonably be expected to apply;

(xi)	the Tax attributes of the assets of each member of the Trinidad Group are accurately reflected in the Tax Returns of the Trinidad Group, as applicable, and have not adversely changed since the date of such Tax Returns, except to the extent that such attributes have been used in the ordinary course or as a result of completion of any transaction contemplated by this Agreement including, without limitation, as disclosed by Trinidad in writing to Precision;

(xii)	there are no circumstances existing which could result in the application of section 78 or sections 80 to 80.04 of the ITA, or any equivalent provision under provincial Applicable Law, to the Trinidad Group. Other than in the ordinary course, no member of the Trinidad Group has claimed nor will they claim any reserve under any provision of the ITA or any equivalent provincial provision, if any amount could be included in the income of the Trinidad Group for any period ending after the Effective Time;

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(xiii)	Trinidad is a taxable Canadian corporation as defined in subsection 89(1) of the ITA; and

(xiv)	Trinidad is not a non-resident of Canada within the meaning of the ITA.

(h)	Reporting Issuer Status. Trinidad is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Trinidad Shares are listed and posted for trading on the TSX. Trinidad is not in default of any material requirements of Applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Trinidad Shares is pending or, to the knowledge of Trinidad, threatened or is expected to be implemented or undertaken and to its knowledge Trinidad is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising the Trinidad Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Trinidad Public Record prior to the date hereof. Trinidad has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Trinidad with the Securities Authorities since becoming a "reporting issuer". Trinidad has not filed any confidential material change report that, at the date hereof, remains confidential.

(i)	Capitalization. As of the date hereof, the authorized capital of Trinidad consists of an unlimited number of Trinidad Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 273,457,951 Trinidad Shares and no other shares are issued and outstanding. Other than Trinidad Options to acquire up to 1,897,248 Trinidad Shares and pursuant to rights under the Trinidad Shareholder Rights Plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Trinidad of any securities of Trinidad (including Trinidad Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Trinidad (including Trinidad Shares). All outstanding Trinidad Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Trinidad Shares issuable upon the exercise of Trinidad Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Trinidad Shares, there are no securities of Trinidad outstanding which have the right to vote generally (or, except for the Trinidad Options, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Trinidad Shareholders on any matter. To the knowledge of Trinidad, other than the Trinidad Voting Agreements, none of the Trinidad Shares are the subject of any escrow, voting trust or other similar agreement.

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(j)	Equity Monetization Plans. Other than the Trinidad Options and Trinidad Incentive Units and as disclosed by Trinidad in writing to Precision, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Trinidad and which are based upon the revenue, value, income or any other attribute of Trinidad.

(k)	Financial Reports. The Trinidad Financial Statements, and any interim or annual financial statements filed by or on behalf of Trinidad on and after the date hereof with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws, were or, when so filed, will have been prepared in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Trinidad as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Trinidad does not intend to correct or restate, nor, to the knowledge of Trinidad is there any basis for any correction or restatement of any aspect of the Trinidad Financial Statements.

(l)	Reportable Disagreements. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Trinidad's auditors.

(m)	Books and Records. The financial books, records and accounts of each member of the Trinidad Group, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Trinidad Group; and (iii) accurately and fairly reflect the basis for the Trinidad Financial Statements. The corporate records and minute books of each member of the Trinidad Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects (other than those minutes of the meetings of the Trinidad Board or committees thereof which are in draft form or which relate to the strategic review process announced by Trinidad on February 20, 2018 and matters ancillary thereto), and full access thereto has been provided to Precision.

(n)	Absence of Undisclosed Liabilities. The Trinidad Group has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Trinidad Financial Statements (the "Trinidad Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Trinidad Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Trinidad Balance Sheet and consistent with past practice;

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(iv)	those incurred in connection with the execution of this Agreement; and

(v)	as disclosed by Trinidad in writing to Precision.

(o)	Absence of Certain Changes or Events. Except as disclosed by Trinidad in writing to Precision and except for the Arrangement or any action taken in accordance with this Agreement, since June 30, 2018:

(i)	each member of the Trinidad Group has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Trinidad has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	other than in accordance with Trinidad's budget as disclosed to Precision, there are no outstanding authorizations for expenditure pertaining to any of the Trinidad Assets or any other commitments, approvals, authorizations pursuant to which an expenditure may be required to be made in respect of such Trinidad Assets after June 30, 2018;

(iv)	there has been no Material Adverse Change in respect of Trinidad; and

(v)	Trinidad has not, and to the knowledge of Trinidad, no director, officer, employee, contractor, consultant or agent or auditor of any member of the Trinidad Group, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Trinidad Group or its internal accounting controls.

(p)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Trinidad, each member of the Trinidad Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. No proceedings are pending or, to the knowledge of Trinidad, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad.

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(q)	Compliance with Laws. The operations and business of the Trinidad Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad or would significantly impact the ability of Trinidad to consummate the Arrangement, and no member of the Trinidad Group has received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Trinidad or significantly impact the ability of Trinidad to consummate the Arrangement.

(r)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Trinidad Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Trinidad.

(s)	Non-Arm's Length Transactions.

(i)	Except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, existing employment agreements and existing agreements respecting Trinidad Options and Trinidad Incentive Units there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between any member of the Trinidad Group, on the one hand, and: (i) any officer, director or employee of, or consultant of any member of the Trinidad Group; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Trinidad; or (iii) any associate or affiliate of any such Person.

(ii)	Other than as disclosed by Trinidad in writing to Precision, no compensation or consideration was or is payable with respect to TechSub or the deployment of the TechSub Technology to any current or prior officer or director of Trinidad related to TechSub, TechSub IP, any other Trinidad Owned IP or TechSub Licenses (or, in each case, the deployment thereof), other than certain officers of TechSub in their capacity as former stockholders of TechSub, which have the entitlements disclosed in writing to Precision.

(t)	Title. The Trinidad Group has good and marketable title to the Trinidad Assets free and clear of any Encumbrances, except for Permitted Encumbrances. The Trinidad Assets currently owned by the Trinidad Group include materially all of the property, rights and assets that the Trinidad Group has utilized to carry on its business and operations and Trinidad is not aware of any defects, failures or impairments in the title of the Trinidad Group to the Trinidad Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Trinidad.

(u)	Customers and Suppliers. Other than as disclosed by Trinidad in writing to Precision, no member of the Trinidad Group has received notice of, and there is not, to the knowledge of Trinidad, any intention on the part of any principal customer to cease doing business with any member of the Trinidad Group or to modify or change in any material manner any existing arrangement with the Trinidad Group for the purchase or supply of any products or services. The relationships of the Trinidad Group with its principal suppliers and customers are satisfactory, and there are no unresolved disputes with any such supplier or customer. No Contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that Contract. There has been no termination or cancellation of, and no modification or change in, the business relationship of the Trinidad Group with any major customer or group of major customers. Trinidad has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Trinidad Group will not continue after the consummation of the transactions hereunder in substantially the same manner as prior to the date of this Agreement.

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(v)	No Defaults. No member of the Trinidad Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. No member of the Trinidad Group is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect on Trinidad.

(w)	Environmental. In respect of the properties which a member of the Trinidad Group operates and, to the knowledge of Trinidad in respect of properties for which a member of the Trinidad Group is not the operator, except to the extent that any violation or other matter referred to in this Section (w) does not, and would not reasonably be expected to, have a Material Adverse Effect on Trinidad:

(i)	no member of the Trinidad Group is in violation of any applicable Environmental Laws;

(ii)	each member of the Trinidad Group has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by a member of the Trinidad Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by a member of the Trinidad Group, that have not been remediated in compliance with Environmental Laws;

(iv)	no orders, directions, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of a member of the Trinidad Group of which such member has notice;

(v)	no member of the Trinidad Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	each member of the Trinidad Group holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of the Trinidad Assets, all Environmental Approvals are in full force and effect, and no member of the Trinidad Group has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any of its Environmental Approvals are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

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(vii)	there are no pending or, to the knowledge of Trinidad, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of a member of the Trinidad Group currently or formerly owned, leased, operated or otherwise used; and

(viii)	no member of the Trinidad Group has assumed, indemnified or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(x)	Trinidad Material Contracts. Trinidad has disclosed in writing to Precision lists all of the Contracts, correct, current and complete copies of which have been made available to Precision, which are outside of the ordinary course of the business, non-industry standard, relate to indebtedness for borrowed money or any other material liability or obligation, or are otherwise material to the Trinidad Group (the "Trinidad Material Contracts"). Each of the Trinidad Material Contracts constitutes a legally valid and binding agreement of each member of the Trinidad Group that is party to such Trinidad Material Contract, enforceable in accordance with their respective terms and, to the knowledge of Trinidad, except in respect of the Trinidad Bank Facility and the Trinidad Senior Notes, to the extent that any indebtedness of Trinidad and its subsidiaries remains outstanding under the Trinidad Bank Facility and Trinidad Senior Notes following the Effective Time, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Trinidad Material Contract or agreement which is material to the business of the Trinidad Group and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Trinidad Group.

(y)	Termination Rights Under Material Contracts. Other than as disclosed in writing to Precision, Trinidad has not received any written correspondence or verbal communications from a party to a Material Contract regarding a change of control or sale of Trinidad, any assignment of a Material Contract, any other Acquisition Proposal, any exercise or potential exercise of termination rights or exit rights under a Material Contract, any deadlocks or disputes under a Material Contract, any deployment payments or earnout payments.

(z)	Employee Benefit Plans. Trinidad has made available to Precision true, complete and correct copies of each employee benefits plan (collectively, the "Trinidad Plans") covering active, former or retired employees of the Trinidad Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)	each Trinidad Plan has been established, funded, invested, maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability;

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(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)	each Trinidad Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Trinidad, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(i)	other than the Trinidad Options and Trinidad Incentive Units, none of the Trinidad Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon, or will be triggered by the entering into of this Agreement or the completion of the Arrangement;

(iv)	to the knowledge of Trinidad, there are no pending or anticipated material claims against or otherwise involving any of the Trinidad Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Trinidad Plan activities) has been brought against or with respect to any Trinidad Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Trinidad Plans have been made or provided for; and

(vi)	Trinidad has no obligations for retiree health and life benefits under any Trinidad Plan.

(aa)	Employees.

(i)	Trinidad has disclosed in writing to Precision a complete list of all employees of the Trinidad Group, including the current salary, incentive compensation, benefits and start date of each employee.

(ii)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Trinidad Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Trinidad Group declared a related employer or successor employer pursuant to applicable labour legislation. No member of the Trinidad Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Trinidad, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Trinidad Group that could reasonably be expected to lead to a material and continuing interruption of operations of the Trinidad Group at any location. No member of the Trinidad Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject the Trinidad Group to group termination or lay-off requirements of Applicable Laws.

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(iii)	No member of the Trinidad Group has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by the Trinidad Group for the purpose of consummating the transactions contemplated by this Agreement.

(bb)	Employment Agreements. Except as disclosed by Trinidad in writing to Precision:

(i)	no member of the Trinidad Group is a party to any written contract of employment: (A) specifying notice of termination (or pay in lieu thereof) upon termination of employment without cause, other than notice of termination (or pay in lieu thereof) in accordance with Applicable Laws; or (B) which provides for payments or other benefits occurring on a change of control of Trinidad, and,

(ii)	all executive compensation arrangements are accurately described in Trinidad's information circular dated March 7, 2018 and have not been modified since March 7, 2018.

(cc)	Brokers and Finders. Other than as disclosed by Trinidad in writing to Precision, Trinidad has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that TD Securities Inc. has been retained as Trinidad's financial advisor in connection with certain matters including the transactions contemplated hereby. Trinidad has made available to Precision a true and complete copy of its agreement with TD Securities Inc.

(dd)	Employment and Officer Obligations. Other than as disclosed by Trinidad in writing to Precision, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Trinidad Group and other than as disclosed by Trinidad in writing to Precision, there are no accrued bonuses payable to any present or former employee, director, officer or consultant of any member of the Trinidad Group.

(ee)	Fairness Opinion. The Trinidad Board has received a verbal opinion as of October 4, 2018 from TD Securities Inc. that the consideration to be received by Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders.

(ff)	Long Term and Derivative Transactions. Except as disclosed by Trinidad in writing to Precision, no member of the Trinidad Group has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions or currency options having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

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(gg)	Insurance. Policies of insurance that are in force as of the date hereof naming the applicable members of the Trinidad Group as an insured adequately and reasonably cover all risks as are customarily covered by oilfield services companies in the industry in which the Trinidad Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the Trinidad Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(hh)	No Limitation. Other than as disclosed by Trinidad in writing to Precision, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any member of the Trinidad Group is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Trinidad Group in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any member of the Trinidad Group from engaging in its business or from competing with any Person or in any geographic area.

(ii)	Board Approval. Based upon, among other things, the opinion of TD Securities Inc., the Trinidad Board has unanimously determined that the Arrangement is fair to the Trinidad Shareholders, has unanimously determined that the Arrangement is in the best interests of Trinidad and the Trinidad Shareholders, and has resolved to unanimously recommend the Trinidad Securityholders vote in favour of the Arrangement.

(jj)	No Guarantees. Trinidad has disclosed in writing to Precision a list all of the guarantees, indemnities, letters of credit, surety and performance bonds and other security that any member of the Trinidad Group has outstanding. Other than as disclosed by Trinidad in writing to Precision, an indemnification of directors and officers in accordance with existing indemnification agreements (which have been made available to Precision), the by-laws of Trinidad or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to natural gas delivery agreements, drilling rig operating agreements, drilling rig construction agreements and similar agreements, no member of the Trinidad Group has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(kk)	Payments to Employees, etc. Each member of the Trinidad Group has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority or pension plan. Each member of the Trinidad Group has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity taxes as required under applicable legislation on any sale, supply or delivery made by it.

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(ll)	No Encumbrances. No member of the Trinidad Group has encumbered or alienated its interest in the Principal Trinidad Assets or agreed to do so and such assets are free and clear of all Encumbrances (other than Permitted Encumbrances), created by, through or under such member of the Trinidad Group, except for those arising in the ordinary course of business, which are not material in the aggregate.

(mm)	Intellectual Property. No patents, patent rights, licenses, inventions, copyrights, works, moral rights, software, technology, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), industrial designs, trademarks, service marks, trade names or other intellectual property (the "Intellectual Property") that are material are necessary to carry on the business and operations carried on by the Trinidad Group and no member of the Trinidad Group owns, licenses or uses any Intellectual Property that is material to the Trinidad Group, other than the Intellectual Property related to TechSub. To the knowledge of Trinidad, no member of the Trinidad Group has received any written notice or claim challenging a member of the Trinidad Group with respect to the validity of, use of or ownership of the processes and technology used by it, and to the knowledge of Trinidad, there are no facts upon which such a challenge could reasonably be made. No employees, other individuals or entities have an interest, beneficial or otherwise, right, or financial benefit relating to any material Intellectual Property of the Trinidad Group. To the knowledge of Trinidad, no Intellectual Property of any Person has been, or is, infringed, misappropriated or otherwise violated in any material manner by the operation of the business of any member of the Trinidad Group, or by the access, use, practice, enjoyment or exploitation of any Intellectual Property owned or developed by the TechSub (the "TechSub IP") or by any other member of the Trinidad Group (together with the TechSub IP, the "Trinidad Owned IP"). No member of the Trinidad Group has granted any exclusive license under any Trinidad Owned IP. The Trinidad Group together exclusively owns each item of the material Trinidad Owned IP, free and clear of any Encumbrances other than Permitted Encumbrances. Trinidad has disclosed in writing each pending application or registration of Trinidad Owned IP that is the subject of patents, trademarks, domain names, copyrights, industrial designs or analogous protection of record in an official intellectual property office. Each such registration and application is, to the knowledge of Trinidad, subsisting, valid and enforceable. The rights of the applicable member of the Trinidad Group in the Intellectual Property of any other Person used in the conduct of the businesses of each member of the Trinidad Group (the "Trinidad Licensed IP"), along with each member of the Trinidad Group's rights in the Trinidad Owned IP, will survive without any additional restriction or other change (or cause any breach or default) after consummation of the transactions contemplated by this Agreement (and for certainty, including the rights of the TechSub in the ScadaDrill License Agreement dated August 25, 2017 by and between Shell International Exploration and Production Inc. and TechSub, and in the Copyright Assignment and License Agreement between Shell International Exploration and Production Inc. and Warrior Technology Services Inc. dated March 1, 2015 (such agreements, the "TechSub Licenses")). No member of the Trinidad Group has violated, or is in violation of, or has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under, any license of Trinidad Licensed IP to which any member of the Trinidad Group is a party or is bound. Each current and former employee, officer, consultant, contractor or service provider of a member of the Trinidad Group, who is engaged in developing the TechSub IP known as "Criterion", any Intellectual Property that was the subject of the TechSub Sale Agreement and any material Trinidad Owned IP that is software (together, the "Trinidad Software") and any other material Trinidad Owned IP has agreed to maintain the confidentiality such Trinidad Owned IP that is of a confidential nature, and has assigned all of the Intellectual Property arising from such engagement to the applicable member of the Trinidad Group. To the knowledge of Trinidad, no other Person has infringed, misappropriated or otherwise violated in any material manner any Trinidad Owned IP. None of the Trinidad Software contains, is derived from, is distributed with, or is being or was developed using open source software that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Trinidad Software or a material part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability to use or distribute any Trinidad Software. At least one member of the Trinidad Group is in possession of the object code and user manuals for all Trinidad Software, along with the source code and documentation required for effective use thereof. No member of the Trinidad Group has licensed, distributed, published otherwise disclosed to any other Person, or placed into escrow, or is under obligations to disclose or provide access to, any source code of any Trinidad Software, and each member of the Trinidad Group has reasonable physical and electronic security measures to prevent access to and disclosure of such source code. To the knowledge of Trinidad, no Trinidad Software contains any disabling codes, "back door", "time bomb", "Trojan horse", "worm", "drop dead device", "virus" or other software routines that permit unauthorized access, disablement, modification or erasure of any Trinidad Software, or data, information, content or other technology of a member of a Trinidad Group or any other Person.

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(nn)	Off-Balance Sheet Arrangements. Other than as disclosed by Trinidad in writing to Precision, or on the Trinidad Public Record, no member of the Trinidad Group has any "off-balance sheet arrangements" as such term is defined under IFRS.

(oo)	Absence of Undisclosed Changes. There has not been any Material Change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Trinidad on a consolidated basis from the position set forth in the Trinidad Financial Statements (other than as have been disclosed in the Trinidad Public Record or by Trinidad in writing to Precision) and Trinidad has not incurred or suffered a Material Adverse Change since June 30, 2018 and since that date there have been no Material Facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Trinidad (taken as a whole) which have not been disclosed in the Trinidad Public Record or by Trinidad in writing to Precision.

(pp)	Information Systems. All computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with Trinidad's and any of its subsidiaries' assets, business or operations (collectively, the "Technology") are reasonable for conducting the business related thereto except where it would not reasonably be expected to have a Material Adverse Effect on Trinidad. Trinidad or its subsidiaries own or have validly licensed (and is not in breach of such licenses in any material respect) such Technology and has put in place reasonable virus protection and security measures in relation to such Technology. Trinidad and its subsidiaries have reasonable back-up systems and audit procedures and disaster recovery and cybersecurity strategies in relation to the continued availability of the functionality provided by the Technology.

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(qq)	Money Laundering Laws and Foreign Corrupt Practices.

(i)	The operations of Trinidad, its subsidiaries and affiliates are, and have been conducted at all times in compliance with the record-keeping and reporting requirements of the Money Laundering Laws, and no action, suit, proceeding or investigation by or before any Governmental Authority involving Trinidad or its subsidiaries with respect to Money Laundering Laws is pending or, to the knowledge of Trinidad, threatened.

(ii)	Neither Trinidad nor any of its subsidiaries or affiliates, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries has offered or given, and Trinidad is not aware of and does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Authority, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Authority, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such Person, in such Person's official capacity, including a decision to fail to perform such Person's official function;

(B)	inducing such Person to use such Person's influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist Trinidad or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Trinidad or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(iii)	There have been no actions taken by Trinidad, its subsidiaries and its affiliates or, to the knowledge of Trinidad, by any Persons on behalf of Trinidad or its subsidiaries, that would cause Trinidad, its subsidiaries, affiliates or such Persons to be in violation of the Corruption Acts in which Trinidad and its subsidiaries conduct their business and to which Trinidad and its subsidiaries may be subject.

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(iv)	Trinidad, its subsidiaries and affiliates have implemented, maintain and enforce an anti-corruption compliance program.

(v)	Trinidad, its subsidiaries and affiliates have conducted due diligence on each agent, intermediary, or other third party representative that interacts with officials of Governmental Authorities on their behalf.

(vi)	Trinidad, its subsidiaries and affiliates have developed and maintain a system of internal controls designed to promote and ensure compliance with Corruption Acts.

(vii)	The financial records of Trinidad and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(viii)	There are no proceedings or investigations under the Corruption Acts pending against Trinidad, its subsidiaries or affiliates, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries or affiliates, or to the knowledge of Trinidad, contemplated, threatened against or affecting, Trinidad, its subsidiaries or affiliates or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries or affiliates.

(rr)	Sanctions Legislation.

(i)	Neither Trinidad nor any of its subsidiaries, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries has been or is currently subject to and has not breached any Sanctions, or has acted, whether directly or indirectly, in violation of any Sanctions and furthermore will not take any action, directly or indirectly, in violation of any Sanctions.

(ii)	Neither Trinidad nor any of its subsidiaries, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Sanctioned Person. Neither Trinidad, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a Sanctioned Country, and no director, officer, agent, employee, consultant, representative or affiliate of Trinidad or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

(ss)	Whistleblower Reporting. As of the hereof, no Person has reported evidence of a violation of any Applicable Canadian Securities Laws, Corruption Acts, breach of fiduciary duty or similar violation by Trinidad's officers or directors.

(tt)	Trinidad Debt. The Trinidad Debt as at June 30, 2018 did not exceed $60,968,072 and as at the date hereof does not exceed $114,598,955.

(uu)	Trinidad Transaction Costs. Trinidad has disclosed in writing to Precision:

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(i)	Trinidad's bona fide good faith estimate of each component of the Trinidad Transaction Costs incurred, accrued or billed as of the date hereof; and

(ii)	Trinidad's bona fide good faith estimate of the Trinidad Transaction Costs to be incurred after the date hereof (without duplication of those included in (i) above) in connection with this Agreement and the Arrangement, including, without limitation:

(A)	fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services and shareholder communication costs, Trinidad Meeting costs, legal fees and disbursements, and

(B)	payments in connection with Trinidad Options and any Trinidad Change of Control Payments.

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APPENDIX D

INTERIM ORDER

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Clerk’s stamp

"Filed on
November 6, 2018"

COURT FILE NUMBER	1801-15582

COURT	COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRINIDAD DRILLING LTD., ITS SECURITYHOLDERS, AND PRECISION DRILLING CORPORATION
APPLICANT	TRINIDAD DRILLING LTD.

RESPONDENT	NOT APPLICABLE

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	BLAKE, CASSELS & GRAYDON LLP 3500, 855 – 2 Street S.W. Calgary, Alberta T2P 4J8

	Attention:	David V. Tupper
	Telephone:	403-260-9722
	Facsimile:	403-260-9700
	Email:	david.tupper@blakes.com
	File:	84185/210

DATE ON WHICH ORDER WAS PRONOUNCED:	November 5, 2018

NAME OF JUDGE WHO MADE THIS ORDER:	Justice D.B. Nixon

LOCATION OF HEARING:	Calgary Courts Centre

UPON the Originating Application (the "Originating Application") of Trinidad Drilling Ltd. ("Trinidad") pursuant to Section 193 of the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended (the "ABCA");

AND UPON reading the Originating Application, the affidavit of Brent J. Conway, sworn on November 1, 2018 (the "Affidavit"), and the documents referred to therein;

AND UPON HEARING counsel for Trinidad;

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FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft joint management information circular of Trinidad and Precision Drilling Corporation ("Precision"), which is attached as Exhibit "A" to the Affidavit; and

(b)	all references to "Arrangement" used herein mean the arrangement as set forth in the plan of arrangement, attached as Schedule A to the arrangement agreement, between Trinidad and Precision dated October 5, 2018 (the "Arrangement Agreement"), which Arrangement Agreement is attached as Appendix C of the joint management information circular of Trinidad and Precision (the "Information Circular").

IT IS HEREBY ORDERED AND DECLARED THAT:

General

1.	Trinidad shall seek approval of the Arrangement as described in the Information Circular by holders ("Trinidad Securityholders") of common shares ("Trinidad Shares"), options ("Trinidad Options"), and stock appreciation rights ("Trinidad SARs") in the capital of Trinidad in the manner set forth below.

The Meeting

2.	Trinidad shall call and conduct a special meeting (the "Trinidad Meeting") of Securityholders in Calgary, Alberta at 9 a.m. on December 11, 2018. At the Trinidad Meeting, the Trinidad Securityholders will consider and vote upon a special resolution to approve the Arrangement substantially in the form attached as Appendix B to the Information Circular (the "Trinidad Arrangement Resolution") and such other business as may properly be brought before the Trinidad Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.	Quorum for the Trinidad Meeting shall be the same as that for a meeting of holders of Trinidad Shares ("Trinidad Shareholders") as set forth in the by-laws of Trinidad. Pursuant to the by-laws of Trinidad, a quorum of Trinidad Shareholders is present at the Trinidad Meeting if two or more persons are present, either holding personally or representing as proxies, not less than 25% in aggregate of the outstanding Trinidad Shares.

4.	If within 30 minutes from the time appointed for the Trinidad Meeting, a quorum is not present, the Trinidad Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Trinidad Securityholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

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5.	Each Trinidad Share, Trinidad Option, and Trinidad SAR will entitle the holder thereof to one vote at the Trinidad Meeting in respect of the Trinidad Arrangement Resolution and, in the case of Trinidad Shareholders, on any other matters to be considered at the Trinidad Meeting.

6.	The record date for Trinidad Securityholders entitled to receive notice of and vote at the Trinidad Meeting shall be November 2, 2018 (the "Record Date"). Only Trinidad Securityholders whose names have been entered on the register of Trinidad Shares, Trinidad Options, and Trinidad SARs, as applicable, as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Trinidad Meeting. If a Trinidad Shareholder transfers his or her Trinidad Shares after the Record Date, the Trinidad Shareholder who received the transferred Trinidad Shares may be entitled to vote, in accordance with the ABCA, if he or she produces properly endorsed certificates of Trinidad Shares or otherwise establishes that he or she owns the Trinidad Shares, and demands that his or her name be included on the list of Trinidad Shareholders entitled to vote at the Trinidad Meeting. This demand must be made no later than ten (10) days prior to the Trinidad Meeting. Holders of Trinidad Options and Trinidad SARs are not permitted to transfer their respective Trinidad Securities.

7.	The Trinidad Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of Trinidad in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of Trinidad, the terms of this Order shall govern.

Conduct of the Meeting

8.	The only persons entitled to attend the Meeting shall be Trinidad Securityholders or their authorized proxy holders, Trinidad's directors and officers and its auditors, the scrutineer of the Trinidad Meeting (and its representatives for that purpose), Trinidad's financial and legal advisors and proxy solicitors, representatives and legal counsel of other parties to the Arrangement, and such other persons who may be permitted to attend by the Chair of the Meeting.

9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Trinidad Securityholders present in person or represented by proxy at the Trinidad Meeting, voting together as a single class.

10.	To be valid, a proxy must be deposited with TSX Trust Company in the manner described in the Information Circular.

11.	The accidental omission to give notice of the Trinidad Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Trinidad Meeting.

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12.	Trinidad is authorized to adjourn or postpone the Trinidad Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as Trinidad deems advisable, without the necessity of first convening the Trinidad Meeting or first obtaining any vote of the Trinidad Securityholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as Trinidad determines is appropriate in the circumstances. If the Trinidad Meeting is adjourned or postponed in accordance with this Order, the references to the Trinidad Meeting in this Order shall be deemed to be the Trinidad Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

13.	Trinidad and Precision are authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement and the Arrangement Agreement. The Arrangement so amended, revised, or supplemented shall be deemed to be the Arrangement submitted to the Trinidad Meeting and the subject of the Trinidad Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

14.	Trinidad is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, form of proxy ("Proxy"), notice of the Trinidad Meeting ("Notice of Meeting"), form of letter of transmittal ("Letter of Transmittal") and notice of Originating Application ("Notice of Originating Application") as it may determine, and Trinidad may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Trinidad. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Trinidad Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	Trinidad shall advise the Trinidad Securityholders of the material change or material fact by disseminating a news release (a "News Release") in accordance with applicable securities laws and the policies of the Toronto Stock Exchange; and

(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail, Trinidad shall not be required to deliver an amendment to the Information Circular to the Trinidad Securityholders or otherwise give notice to the Trinidad Securityholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

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Dissent Rights

15.	Registered Trinidad Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolution and the right be paid the fair value of their Trinidad Shares by Trinidad in respect of which such right to dissent was validly exercised.

16.	In order for a registered Trinidad Shareholder to exercise such right to dissent under section 191 of the ABCA (a "Dissenting Shareholder") :

(a)	the Dissenting Shareholder's written objection to the Trinidad Arrangement Resolution must be received by Trinidad, care of Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott Clarke, not later than 4 p.m. (Calgary time) on December 4, 2018;

(b)	a vote against the Trinidad Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Trinidad Arrangement Resolution as required under clause 16(a) herein;

(c)	a Dissenting Shareholder shall not have voted his or her Trinidad Shares at the Trinidad Meeting, either by proxy or in person, in favour of the Trinidad Arrangement Resolution;

(d)	a Trinidad Shareholder may not exercise the right to dissent in respect of only a portion of such holder's Trinidad Shares, but may dissent only with respect to all of the Trinidad Shares held by the Trinidad Shareholder; and

(e)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified and supplemented by this Order and the Arrangement.

17.	The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Trinidad Arrangement Resolution is approved by the Trinidad Securityholders and shall be paid to the Dissenting Shareholders by Trinidad as contemplated by the Arrangement and this Order.

18.	Dissenting Shareholders who validly exercise their right to dissent, as set out in paragraphs 15 and 16 above, and who:

(a)	are determined to be entitled to be paid the fair value of their Trinidad Shares, shall be deemed to have transferred such Trinidad Shares as of the effective time of the Arrangement (the "Effective Time"), without any further act or formality and free and clear of all liens, claims and encumbrances to Trinidad for cancellation in exchange for the fair value of the Trinidad Shares; or

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(b)	are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Trinidad Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Trinidad Shareholder and such Trinidad Shares will be deemed to be exchanged for the consideration under the Arrangement, but in no event shall Trinidad, Precision or any other person be required to recognize such Trinidad Shareholders as holders of Trinidad Shares after the Effective Time, and the names of such Trinidad Shareholders shall be removed from the register of Trinidad Shares.

19.	Subject to further order of this Court, the rights available to Trinidad Shareholders under the ABCA and the Arrangement to dissent from the Trinidad Arrangement Resolution shall constitute full and sufficient dissent rights for the Trinidad Shareholders with respect to the Trinidad Arrangement Resolution.

20.	Notice to the Trinidad Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Trinidad Shareholders in accordance with paragraph 22 of this Order.

Notice

21.	The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with such amendments thereto as counsel to Trinidad may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meeting, the Proxy, the Letter of Transmittal, the Notice of Originating Application and this Order, together with any other communications or documents determined by Trinidad to be necessary or advisable including the Letter of Transmittal (collectively, the "Meeting Materials"), shall be sent to those Trinidad Securityholders who hold Trinidad Shares, Trinidad Options or Trinidad SARs, as of the Record Date, the directors of Trinidad, and the auditors of Trinidad by one or more of the following methods:

(a)	in the case of registered Trinidad Securityholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Trinidad as of the Record Date not later than 21 days prior to the Trinidad Meeting;

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(b)	in the case of non-registered Trinidad Securityholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)	in the case of the directors and auditors of Trinidad, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Trinidad Meeting.

22.	Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Trinidad Securityholders, the directors and auditors of Trinidad of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Originating Application.

Final Application

23.	Subject to further order of this Court, and provided that the Trinidad Securityholders have approved the Arrangement in the manner directed by this Court and the directors of Trinidad have not revoked their approval, Trinidad may proceed with an application for a final Order of the Court approving the Arrangement (the "Final Order") on December 13, 2018, at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the certificate of arrangement, Trinidad, all Trinidad Securityholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

24.	Any Trinidad Securityholder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Trinidad, on or before 4:00 p.m. (Calgary time) on December 4, 2018, a notice of intention to appear ("Notice of Intention to Appear") including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on Trinidad shall be effected by service upon the solicitors for Trinidad: Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Scott Clarke.

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25.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 24 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

26.	Trinidad is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

"Justice D.B. Nixon"
Justice of the Court of Queen's Bench of Alberta

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APPENDIX E

SECTION 191 OF THE ABCA

Pursuant to the Interim Order, Trinidad Shareholders have the right to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order. Such right to dissent is described in the Information Circular. The full text Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)       amalgamate with another corporation, otherwise than under section 184 or 187,

(d)       be continued under the laws of another jurisdiction under section 189, or

(e)       sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)       by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

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(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)       Every offer made under subsection (7) shall

(a)       be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)       A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)       In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)       the service of documents, and

(g)       the burden of proof on the parties.

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(13)       On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)       On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)       the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)       Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)       Until one of the events mentioned in subsection (14) occurs,

(a)       the shareholder may withdraw the shareholder's dissent, or

(b)       the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)       If subsection (20) applies, the corporation shall, within 10 days after

(a)       the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

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(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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APPENDIX F

TRINIDAD FAIRNESS OPINION

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October 4th, 2018

The Board of Directors

Trinidad Drilling Ltd.

#400, 250 - 2nd Street S.W.

Calgary, Alberta T2P 0C1

To the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Trinidad Drilling Ltd. ("Trinidad") is considering entering into an arrangement agreement (the "Arrangement Agreement") with Precision Drilling Corporation ("Precision"), pursuant to which Precision would acquire all of the issued and outstanding common shares (the "Common Shares") of Trinidad (the "Transaction"), including any Common Shares that are issued prior to the completion of the Transaction upon the exercise or conversion of outstanding options to acquire Common Shares. Pursuant to the terms of the Arrangement Agreement, the holders of Trinidad Common Shares (the "Shareholders") will receive 0.445 Precision common shares per Common Share (the "Consideration"). The above description is summary in nature. The specific terms and conditions of the Transaction are set out in the Arrangement Agreement and will be more fully described in the notice of special meeting of Trinidad securityholders and management information circular, which is to be mailed to the securityholders of Trinidad in connection with the Transaction.

Engagement of TD Securities

TD Securities was initially contacted by Trinidad regarding a potential advisory assignment for a strategic review process (the "Strategic Review") in December 2017. TD Securities was initially formally engaged as a financial advisor by Trinidad in connection with the Strategic Review pursuant to an engagement agreement dated December 29, 2017. This initial engagement was terminated by Trinidad on July 31, 2018, concurrent with a termination of the Strategic Review. TD Securities was formally re-engaged by Trinidad pursuant to a new engagement agreement dated August 13, 2018 (the "Engagement Agreement"), to provide financial advice and assistance to Trinidad in connection with the unsolicited proposal by Ensign Energy Services Inc. to acquire all of the outstanding shares of Trinidad and with the associated review and development of strategic alternatives. In connection with the Transaction, Trinidad has requested that TD Securities prepare and deliver to the Board of Directors of Trinidad (the "Board of Directors") an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Transaction (this "Fairness Opinion"). TD Securities has not prepared a valuation of Trinidad, Precision, or any of their respective securities or assets, and this Fairness Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of this Fairness Opinion and a portion of which is contingent on completion of a change of control of Trinidad or certain other events, and is to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Trinidad has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On October 4, 2018, at the request of the Board of Directors, TD Securities orally delivered this Fairness Opinion to the Board of Directors based upon and subject to the scope of review, assumptions and limitations and other matters described herein. This Fairness Opinion provides the same opinion, in writing, as that given orally by TD Securities on October 4, 2018.

Credentials of TD Securities

TD Securities is one of Canada's largest investment banking firms with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

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This Fairness Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation, and fairness opinion matters.

Relationship with Interested Parties

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the "Securities Act")) of Trinidad, Precision, or any of their respective associates or affiliates (collectively, the "Interested Parties", or individually an "Interested Party"). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Transaction other than to Trinidad pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Trinidad, Precision, or any other Interested Party, and have not had a material financial interest in any transaction involving Trinidad, Precision, or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of this Fairness Opinion, other than services provided under the Engagement Agreement and as described herein. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, directly or through an affiliate provides banking services to entities related to Trinidad and Precision in the normal course of business, and may in the future provide banking services and credit facilities to Trinidad, Precision, or any other Interested Party.

TD Securities acted as a financial advisor to Trinidad's Board of Directors from December 2017 through July 2018 relating to the Strategic Review. TD Securities acted as Joint Lead Manager for Trinidad's U.S.$350 million notes offering completed in January 2017. TD Securities participated as a Syndicate Member in Trinidad's $149 million bought deal equity offering completed in February 2017. TD Securities is a Participant Canadian Lender for Trinidad's $100 million Canadian revolving facility and a Participant U.S. Lender for Trinidad's U.S.$100 million U.S. revolving facility.

TD Securities acted as Co-Lead Arranger and Co-Syndication Agent for Precision's U.S.$600 million revolving credit facility. TD Securities acted as Manager on Precision's U.S.$400 million notes offering completed in November 2017 and US.$350 million notes offering completed in November 2016.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, Trinidad, Precision, or any other Interested Party.

The fees payable to TD Securities in connection with the Engagement Agreement and this Fairness Opinion are not financially material to TD Securities. No understandings or agreements exist between TD Securities and Trinidad, Precision, or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Trinidad, Precision, or any other Interested Party. TD Bank may provide directly, or through an affiliate, banking services including loans to Trinidad, Precision, or any other Interested Party in the normal course of business.

Scope of Review

In connection with this Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or fair presentation of) or carried out, among other things, the following:

1.	the offer by Ensign Energy Services Inc. dated August 30, 2018, to acquire all of the outstanding common shares of Trinidad Drilling Ltd.;

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2.	a draft of the Arrangement Agreement between Trinidad and Precision dated October 4, 2018;

3.	audited annual financial statements of Trinidad and Precision and management's discussion and analysis related thereto for the years ended December 31, 2017, 2016 and 2015;

4.	unaudited interim financial statements of Trinidad and Precision and management's discussion and analysis related thereto for the three month periods ended June 30, 2018 and March 31, 2018;

5.	annual information forms for Trinidad and Precision for the three years ended December 31, 2017, 2016 and 2015;

6.	notices of annual meetings and management information circulars of Trinidad and Precision for each of the three years ended December 31, 2017, 2016 and 2015;

7.	unaudited projected financial information for Trinidad for the years ending December 31, 2018 through December 31, 2023 prepared by management of Trinidad;

8.	presentation materials provided to TD Securities regarding Trinidad's assets;

9.	budgets, forecasts, projections and estimates provided for Trinidad by or on behalf of management of Trinidad;

10.	various research publications prepared by equity research analysts regarding Trinidad and other selected public companies considered relevant;

11.	public information relating to the business, operations, financial performance and stock trading history of Trinidad and other selected public companies considered relevant;

12.	public information with respect to certain other transactions of a comparable nature considered relevant;

13.	discussions with certain parties concerning their potential interest in a transaction involving Trinidad;

14.	discussions with senior management of Trinidad with respect to the information referred to above and other issues considered relevant;

15.	representations contained in a certificate dated October 3, 2018, from senior officers of Trinidad (the "Trinidad Certificate");

16.	representations contained in a certificate dated October 4, 2018, from senior officers of Precision (the "Precision Certificate");

17.	discussions with the members of the Board of Directors;

18.	discussions with representatives of Blake, Cassels & Graydon LLP, legal counsel to Trinidad; and

19.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Trinidad or Precision to any information requested by TD Securities.

TD Securities did not meet with the auditors of Trinidad or Precision and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Trinidad and Precision and any reports of the auditors thereon.

Prior Valuations

Senior officers of Trinidad, on behalf of Trinidad, have represented to TD Securities in the Trinidad Certificate that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Trinidad or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Trinidad other than those which have been provided to TD Securities or, in the case of valuations known to Trinidad which it does not have within its possession or control, notice of which has not been given to TD Securities.

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Senior officers of Precision, on behalf of Precision, have represented to TD Securities in the Precision Certificate that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Precision or any of their respective affiliates or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Precision other than those which have been provided to Trinidad or TD Securities or, in the case of valuations known to Precision which it does not have within its possession or control, notice of which has not been given to TD Securities.

Assumptions and Limitations

With Trinidad's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness, and fair presentation of all data and other information obtained by it from public sources or provided to it by Trinidad, Precision, or their representatives, or otherwise obtained by TD Securities (collectively, the "Trinidad Information" as it relates to Trinidad and its associates and affiliates and the "Precision Information" as it relates to Precision and its associates and affiliates). This Fairness Opinion is premised and conditional upon such accuracy, completeness and fair presentation and there being no misrepresentation (as defined in the Securities Act) of the foregoing data and other information. TD Securities has assumed that there is no information relating to the business, operations and assets of Trinidad, Precision, or their respective affiliates that could reasonably be expected to be material to this Fairness Opinion that has not been disclosed or made available to TD Securities. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the foregoing data and other information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be), in the opinion of Trinidad and Precision, reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based. TD Securities was not engaged to review and has not reviewed any of the legal, tax or accounting aspects of the Transaction. TD Securities has assumed that the Transaction complies with all applicable laws.

Trinidad represented to us, in a certificate of two senior officers of Trinidad, dated October 3, 2018, among other things, that to the best of their knowledge, information and belief after due inquiry: (i) with the exception of forecasts, projections or estimates, which were prepared based on Trinidad's reasonable assumptions, the Trinidad Information as filed under Trinidad's profile on SEDAR, as amended or supplemented from time to time, and the Trinidad Information provided to us by or on behalf of Trinidad, including the written information and discussions concerning Trinidad referred to above under the heading "Scope of Review", is, or in the case of historical Trinidad Information, was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Trinidad Information not misleading, in the circumstances in which it was made; and that, (ii) since the date on which such Trinidad Information was provided to TD Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business operations or prospects of Trinidad and no material change has occurred in such Trinidad Information or any part thereof which, in either case, would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Precision represented to us, in a certificate of two senior officers of Precision, dated October 4, 2018, among other things, that to the best of their knowledge, information and belief after due inquiry: (i) Precision Information as filed under Precision's profile on SEDAR, as amended or supplemented from time to time, and the Precision Information provided to us by or on behalf of Precision, including the written information and discussions concerning Precision referred to above under the heading "Scope of Review", is, or in the case of historical Precision Information, was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Precision Information not misleading, in the circumstances in which it was made; and that, (ii) since the date on which such Precision Information was provided to TD Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business operations or prospects of the Precision and its subsidiaries, taken as a whole, and no material change has occurred in such Precision Information or any part thereof which, in either case, would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

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In preparing this Fairness Opinion, TD Securities has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Transaction (collectively, the "Disclosure Documents") will conform in all material respects to the latest draft provided to TD Securities, that all conditions precedent to be satisfied to complete the Transaction can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Transaction will be obtained in a timely manner, without adverse condition or qualification, that all steps or procedures being followed to implement the Transaction are valid and effective and will comply with applicable laws and regulatory requirements, and the Disclosure Documents will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of this Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Trinidad, Precision and their respective affiliates or any other party involved in the Transaction. This Fairness Opinion is conditional on all such assumptions being correct.

This Fairness Opinion has been provided for the exclusive use of the Board of Directors and is not intended to be, and does not constitute, a recommendation to the Board of Directors to complete the Transaction. This Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Trinidad, nor does it address the underlying business decision to implement the Transaction. TD Securities' conclusion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Transaction is based on its review of the Transaction taken as a whole, rather than any particular element. TD Securities expresses no opinion with respect to future trading prices of securities of any Interested Party following the announcement and completion of the Transaction. This Fairness Opinion does not constitute a recommendation to acquire or dispose of securities of any Interested Party.

This Fairness Opinion is rendered as of October 4, 2018, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Trinidad, Precision, and their respective subsidiaries and affiliates as reflected in the Information provided or otherwise available to TD Securities. Although TD Securities reserves the right to change or withdraw this Fairness Opinion in the event that there is any material change in any fact or matter affecting this Fairness Opinion, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention.

TD Securities is not an expert on, and did not render advice to the Board of Directors regarding, legal, tax, accounting or regulatory matters.

This Fairness Opinion may not be used by any person or relied upon by any person other than the Board of Directors in connection with the Transaction without the express prior written consent of TD Securities. This Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without TD Securities' prior written consent.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying this Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

Approach to Fairness

In considering the fairness of the Consideration to be received by the Shareholders pursuant to the Transaction from a financial point of view, TD Securities principally considered and relied upon the following approaches: (i) a comparison of the Consideration to be received by the Shareholders pursuant to the Transaction to a discounted cash flow analysis of Trinidad; (ii) a comparison of the multiples implied by the Transaction to the multiples implied by precedent transactions in the North American oilfield services and contract drilling industries; (iii) a comparison of the multiples implied by comparable North American contract drilling companies whose securities are publicly traded to the multiples implied by the Consideration under the Transaction; (iv) consideration of research analyst consensus estimates for Trinidad and Precision; (v) an assessment of the relative contribution of each of Trinidad and Precision to selected financial and operating metrics of the pro forma entity; and (vi) a comparison of the Consideration to recent market trading prices of the Common Shares.

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Conclusion

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of October 4, 2018, the Consideration to be received by the Shareholders pursuant to the Transaction is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD Securities Inc.

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APPENDIX G

PRECISION FAIRNESS OPINION

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October 4, 2018

The Board of Directors

Precision Drilling Corporation

525-8th Avenue SW, Suite 800

Calgary, Alberta

2TP 1G1

To the Board:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that Precision Drilling Corporation ("Precision" or the "Company") and Trinidad Drilling Ltd. ("Trinidad") propose to enter into an arrangement agreement to be dated October 5, 2018 (the "Arrangement Agreement") in respect of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Precision will acquire all of the issued and outstanding common shares of Trinidad (the "Trinidad Shares") for consideration of 0.445 of a common share of Precision (the "Precision Shares") for each Trinidad Share. The terms of the Arrangement will be more fully described in a joint management information circular (the "Circular"), which will be mailed to the holders of Precision Shares and Trinidad Shares in connection with the Arrangement.

The Company has retained RBC to provide advice and assistance in evaluating the Arrangement, including the preparation and delivery to the board of directors of the Company (the "Board") of RBC's opinion (the "Fairness Opinion") as to the fairness of the consideration to be paid under the Arrangement from a financial point of view to the Company. RBC has not prepared a valuation of Precision, Trinidad, or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in February 2018, and RBC was formally engaged through an agreement between the Company and RBC dated February 22, 2018 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

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RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Trinidad or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Trinidad or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated October 4, 2018, of the Arrangement Agreement;

2.	audited financial statements of each of the Company and Trinidad for each of the five years ended December 31, 2013 through December 31, 2017;

3.	the unaudited interim reports of each of the Company and Trinidad for the quarters ended March 31 and June 30, 2018;

4.	annual reports of each of the Company and Trinidad for each of the two years ended December 31, 2017 and December 31, 2018;

5.	the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2016 and December 31, 2017;

6.	the Information Circular and Notice of Annual Meeting of Shareholders for Trinidad for each of the two years ended December 31, 2016 and December 31, 2017;

7.	annual information forms of each of the Company and Trinidad for each of the two years ended December 31, 2016 and December 31, 2017;

8.	historical segmented financial information of each of the Company and Trinidad by business segment for each of the five years ended December 31, 2013 through December 31, 2017;

9.	the internal management budget of the Company on a consolidated basis and segmented by division for the year ending December 31, 2018;

10.	unaudited projected financial statements for each of the Company and Trinidad on a consolidated basis and segmented by division prepared by management of the Company and Trinidad, respectively, for the years ending December 31, 2018 through December 31, 2022;

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11.	discussions with senior management of the Company and Trinidad;

12.	discussions with the Company's and Trinidad's respective legal counsel;

13.	public information relating to the business, operations, financial performance and stock trading history of the Company, Trinidad, and other selected public companies considered by us to be relevant;

14.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

15.	public information regarding the North American land drilling industry;

16.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company and Trinidad as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

17.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company or Trinidad to any information requested by RBC.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Precision and Trinidad) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of the Company and Trinidad, and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company or any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, and (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances in which it was provided to RBC; and that since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no (a) material change, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, (b) material change in the Information or (c) other material change or change in material facts, in each case that might reasonably be considered material to the Fairness Opinion.

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Senior officers of Trinidad have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Information provided to RBC orally by any officer or employee of Trinidad, or in writing by Trinidad, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, complete, true and correct in all material respects, (ii) did not, at the date provided to RBC, contain any untrue statement of a material fact, (iii) did not, at the date provided to RBC, omit to state any material fact necessary to make such Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC, and that since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no (a) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Trinidad or any of its subsidiaries, (b) material change in the Information, or (c) other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Trinidad and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of each of the Company and Trinidad. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Precision Shares as to whether to vote in favour of the Arrangement.

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Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid under the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

RBC DOMINION SECURITIES INC.

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APPENDIX H

INFORMATION CONCERNING TRINIDAD

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Notice to reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix H and not otherwise defined in this Appendix H have the meanings given to such terms in Appendix A - "Glossary of Terms".

Forward-looking statements

Certain statements in this Appendix H, and in the documents incorporated by reference into this Appendix H, constitute forward-looking statements and forward-looking information (collectively referred to as "forward looking information") within the meaning of applicable securities laws. Such forward-looking statements relate to future events, including the Arrangement or Trinidad's future performance. See "Forward-Looking Information" in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in the Circular, and under the heading "Risk Factors" in this Appendix H and the Trinidad AIF.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Circular, including this Appendix H, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and may be obtained, upon request without charge from the Vice President, Investor Relations of Trinidad at its office located at #400, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The following documents of Trinidad filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Trinidad AIF;

(b)	the Trinidad Financial Statements;

(c)	the Trinidad Annual MD&A;

(d)	the Trinidad Interim MD&A;

(e)	the information circular of Trinidad dated March 7, 2018 relating to the annual meeting of shareholders held on May 8, 2018;

(f)	the material change report of Trinidad dated August 9, 2018; and

(g)	the material change report of Trinidad dated October 10, 2018.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis, circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference herein) filed by Trinidad with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

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ABOUT TRINIDAD DRILLING LTD.

Summary Description of the Business

Trinidad provides contract drilling and related services in North America and the Middle East. The business of Trinidad is conducted in three main areas:

1.	United States and International Operations: Trinidad's U.S. and International fleet consists of a total of 65 drilling rigs in the U.S. and one drilling rig in the United Arab Emirates. The majority of its business is conducted through a wholly-owned subsidiary of Trinidad, Trinidad Drilling Limited Partnership.

2.	Canadian Operations: Trinidad's Canadian fleet consists of a total of 68 drilling rigs in Canada and the majority of its business is conducted through Trinidad Drilling Ltd.

3.	Trinidad Drilling International ("TDI"): Trinidad, through a wholly-owned subsidiary, has a joint venture agreement with a wholly-owned subsidiary of Halliburton Company to operate drilling rigs for international projects outside of Canada and the U.S. The joint venture conducts business through TDI, an entity organized under the laws of Luxembourg. Trinidad owns 60% of the shares of TDI and each of Trinidad and Halliburton Company have equal voting rights with respect to TDI's operations. TDI currently has five rigs, with operations in Bahrain and Mexico, and is currently upgrading rigs that are contracted to begin working in Kuwait in 2019.

For a complete description of Trinidad's corporate history, organizational structure and material subsidiaries, see "Corporate Structure" in the Trinidad AIF, incorporated by reference in the Circular. In addition, further details concerning Trinidad, including information with respect to Trinidad's assets, operations and history, are provided in the Trinidad AIF. Readers are encouraged to thoroughly review the Trinidad AIF as it contains important information about Trinidad.

Recent Developments

On October 5, 2018, Trinidad entered into the Arrangement Agreement with Precision, pursuant to which Precision agreed to acquire all of the issued and outstanding Trinidad Shares on the basis of 0.445 of a Precision Share for each outstanding Trinidad Share, including Trinidad Shares issued upon the exercise of Trinidad Options prior to the Effective Date.

For a full description of the Arrangement and the Arrangement Agreement, see "The Arrangement" and "Information Concerning Post-Arrangement Precision" in the Circular. Also see Appendix I – "Information Concerning Precision" and Appendix J – "Pro Forma Financial Statements" of the Circular.

DescriptION OF SECURITIES

Trinidad is authorized to issue an unlimited number of Trinidad Shares, and an unlimited number of preferred shares, issuable in series. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of Shares of Trinidad, Shareholders are entitled to dividends if, as and when declared by the Trinidad Board, to one vote per Trinidad Share at any meeting of Trinidad Shareholders and, upon liquidation, to receive all assets of Trinidad that are distributable to Trinidad Shareholders. As at November 2, 2018, there were 273,457,951 Trinidad Shares issued and outstanding and no preferred shares were outstanding.

H-3

Trinidad is party to the Shareholder Rights Plan with TSX Trust, as rights agent. The Shareholder Rights Plan provides that it will terminate following the termination of the annual meeting of Trinidad Shareholders in the year 2020 unless the continued existence of the SRP is ratified at such annual meeting.

On August 17, 2018, the Trinidad Board met to consider the implications of Ensign's intention to make an offer on Trinidad's Shareholder Rights Plan and, upon the advice of its legal counsel, determined it was in Trinidad's best interests to extend the Separation Time (as defined in the Shareholder Rights Plan) until the last business day before the Expiry Time (as such time is defined in the Ensign take-over bid circular dated August 30, 2018).

Pursuant to the terms of the Trinidad Shareholder Rights Plan, Trinidad has agreed to take all action necessary, immediately prior to the Effective Time to waive the application of the Shareholder Rights Plan to the Arrangement to ensure that the Shareholder Rights Plan does not interfere with or impeded the Arrangement.

CONSOLIDATED CAPITALIZATION OF TRINIDAD

There have been no material changes in the share capital or indebtedness of Trinidad on a consolidated basis since June 30, 2018 other than Trinidad's outstanding indebtedness under the Trinidad Bank Facility which had increased to $80.3 million as at November 2, 2018. See the Trinidad Interim Financial Statements and the Trinidad Interim MD&A incorporated by reference into this Appendix H for more information about Trinidad's consolidated capitalization.

Prior sales

Trinidad has not sold or issued any Trinidad Shares during the 12 month period prior to the date of the Circular. The following table summarises the issuance by Trinidad of securities convertible into Common Shares in during the past 12 months:

Date	Securities	Price Per Security ($)(1)	Number(2)
March 8, 2018	Trinidad Options	1.85	669,026(3)
June 1, 2018	Trinidad Options	1.76	11,361
August 1, 2018	Trinidad Options	1.56	4,209

Notes:
(1)	Represents the exercise price of Trinidad Options.
(2)	Represents the number of Trinidad Shares issuable upon exercise of the granted Trinidad Options.
(3)	Of the 669,026 Trinidad Options issued on this date, 33,006 have been forfeited due to employee departures, leaving a total of 636,020 remaining in this tranche as at the date of this Circular.

Price Range and Trading Volumes

The Trinidad Shares are listed and posted for trading on the TSX under the symbol "TDG". The following table sets forth the price ranges and the volume traded of the Trinidad Shares.

Toronto Stock Exchange

Month	High ($)	Low ($)	Close ($)	Volume
2018
January	1.94	1.64	1.76	13,948,328
February	1.95	1.53	1.84	12,386,904
March	1.93	1.68	1.78	10,325,275
April	2.11	1.63	1.86	23,499,465
May	2.04	1.76	1.76	9,703,111
June	1.87	1.69	1.87	4,983,271
July	1.91	1.52	1.56	6,817,184
August	1.90	1.33	1.78	31,362,861

H-4

Month	High ($)	Low ($)	Close ($)	Volume
September	1.91	1.69	1.85	8,457,007
October	1.97	1.62	1.66	36,288,790
November 1 and 2	1.67	1.66	1.67	146,127

2017
December	1.78	1.43	1.70	14,777,445
November 3 – 30	1.91	1.43	1.56	23,213,796

Interest of Informed Persons in Material Transactions

Except as disclosed in the Circular, Trinidad is not aware of any material interest, direct or indirect, of any "informed person" (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of Trinidad, or any associate or affiliate of such persons, in any transaction since the commencement of Trinidad's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Trinidad or any of its subsidiaries.

Risk Factors

An investment in the Trinidad Shares is subject to certain risks. Trinidad Shareholders should carefully consider the risk factors described under the heading "Risk Factors" in the Trinidad AIF, which is incorporated by reference herein, the risk factors under the heading "Risk Factors" in the Precision AIF, which is incorporated by reference in Appendix "I" to the Circular, as well as the risk factors set forth elsewhere in this Circular. If any of the identified risks were to materialize, Trinidad's business, financial position, results and/or future operations may be materially affected.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Trinidad are PricewaterhouseCoopers LLP, Chartered Professional Accounts. The registrar and transfer agent for the Trinidad Shares is TSX Trust Company at its principal offices in Toronto, Ontario (head office); Calgary, Alberta; Vancouver, British Columbia; and Montreal, Quebec.

Additional Information

Additional information relating to Trinidad is available on SEDAR at www.sedar.com. Financial information concerning Trinidad is contained in the Trinidad Annual Financial Statements and Trinidad Interim MD&A and the accompanying Trinidad Annual MD&A and Trinidad Interim MD&A, each of which are incorporated herein by reference and can be accessed on SEDAR at www.sedar.com.

H-5

APPENDIX I

INFORMATION CONCERNING PRECISION

I-1

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix I and not otherwise defined in this Appendix I have the meanings given to such terms in Appendix A – "Glossary of Terms".

FORWARD-LOOKING STATEMENTS

Certain statements in this Appendix I, and in the documents incorporated by reference into this Appendix I, constitute forward-looking statements and forward-looking information (collectively referred to as "forward looking information") within the meaning of applicable securities laws. Such forward-looking statements relate to future events, including the Arrangement or Precision's future performance. See "Forward-Looking Information" in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in the Circular, and under the heading "Risk Factors" in this Appendix I and the Precision AIF.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Precision filed with the various securities commissions or similar authorities in the jurisdictions where Precision is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Precision AIF;

(b)	the Precision Financial Statements;

(c)	the Precision Interim MD&A;

(d)	the Precision Annual MD&A;

(e)	the Precision 2018 Circular;

(f)	the Precision 2017 Circular; and

(g)	the Precision MCR.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to NI 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Precision with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the completion of the Arrangement will be deemed to be incorporated by reference in the Circular. Copies of the documents incorporated herein by reference are also available on SEDAR at www.sedar.com and, upon request by a Precision Shareholder to Precision at Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, T2P 1G1, Attention: Corporate Secretary, Precision will promptly provide a copy of any such document without charge.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

I-2

ABOUT PRECISION DRILLING CORPORATION

General

Precision was formed by amalgamation under the ABCA and is a reporting issuer or equivalent in each of the provinces of Canada. The Precision Shares are listed and posted for trading on the TSX and the NYSE under the symbol "PD" and "PDS", respectively.

The principal corporate and registered office of Precision is located at Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, T2P 1G1.

Precision has the following material subsidiaries: Precision Drilling Canada Limited Partnership, Precision Limited Partnership, Precision Diversified Oilfield Services Corp., Precision Directional Services Ltd., Precision Drilling (US) Corporation, Grey Wolf Drilling Limited, Grey Wolf Drilling (Barbados) Ltd., Precision Directional Services, Inc., Precision Drilling Holdings Company, Precision Completion & Production Services Ltd. and Precision Drilling Company, LP.

Summary Description of the Business

Precision provides onshore drilling and completion and product services to exploration and production companies in the oil and natural gas industry. Precision's services have a broad geographic scope in North America, as well as the Middle East. Precision is a leading provider of safe and high performance, high value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

For further information regarding Precision and its business activities, see "About Precision" and "About Our Business" in the Precision AIF, which is incorporated herein by reference.

Recent Developments

Acquisition of Trinidad Shares

On October 5, 2018, Precision entered into the Arrangement Agreement with Trinidad. Under the Arrangement, Trinidad Shareholders (other than Trinidad Dissenting Shareholders) will receive 0.445 Precision Shares for each Trinidad Share. See "The Arrangement" in this Circular.

Precision Bank Facility

On October 5, 2018, the Royal Bank of Canada, Precision's lead bank, agreed to underwrite a U.S.$100 million increase in Precision's secured credit facility, which will, on closing of the Arrangement, increase Precision's secured credit facility capacity from U.S.$500 million to U.S.$600 million.

Redemption and Repurchase of Unsecured Debt

On November 1, 2018, Precision repurchased and cancelled U.S. $1 million principal amount of its 2024 notes and, on November 2, 2018, Precision issued a redemption notice to redeem, on a pro-rata basis, U.S.$30 million principal amount of its 2021 notes mid-December, 2018.

Significant Acquisitions

There are no acquisitions that Precision has completed within 75 days prior to the date of this Circular that is significant for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"). In addition, other than the Arrangement, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Circular.

I-3

DESCRIPTION OF SECURITIES

Precision is authorized to issue: (i) an unlimited number of Precision Shares, and (ii) a number of preferred shares ("Precision Preferred Shares") not exceeding more than half of the number of issued and outstanding Precision Shares. The following is a summary of the rights, privileges, restrictions and conditions attached to such shares:

Precision Shares

As of November 2, 2018, there were 293,781,836 Precision Shares issued and outstanding. Only Precision Shareholders of record are entitled to receive notice of and to attend all meetings of Precision Shareholders and to one vote at such meetings for each Precision Share held. Precision Shareholders can vote in person or by proxy, and their proxyholder does not need to be a Precision Shareholder. The holders of Precision Shares are, at the discretion of the Precision Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Precision Board on the Precision Shares, and are entitled to share in the remaining property of Precision upon liquidation, dissolution or winding up, subject to the prior rights and privileges attached to other classes of shares in the capital of Precision. The Precision Shares are subject to the provisions of a shareholder rights plan, further described below under the heading "Precision Shareholder Rights Plan".

Precision Preferred Shares

There are currently no Precision Preferred Shares outstanding. Precision may issue Precision Preferred Shares in one or more series by passing a directors' resolution determining the number of shares in each series and the designation, rights, privileges, restrictions and conditions for each series. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from, any rights or obligations for Precision to buy or redeem such shares, and the price, terms and conditions, and any conversion rights.

Precision Shareholder Rights Plan

In June 2010, Precision adopted a shareholder rights plan (the "Precision SRP") pursuant to an agreement with Computershare Trust Company of Canada, as rights agent, designed to protect the rights of all Precision Shareholders and maximize value if there is ever a take-over bid for Precision. The Precision SRP operates by creating potential significant dilution to an offeror by issuing contingent rights to all Precision Shareholders to acquire additional Precision Shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all Precision Shareholders other than the offeror and its associates, affiliates and joint actors. The foregoing summary is qualified in its entirety by reference to the Precision SRP agreement, a copy of which is available on SEDAR at www.sedar.com under Precision's SEDAR profile.

CONSOLIDATED CAPITALIZATION OF PRECISION

For a table setting forth the consolidated capitalized of Precision as at September 30, 2018, both before and after giving effect to the Arrangement, see "Pro Forma Information of Precision After Giving Effect to the Arrangement" and Appendix H - "Information concerning Trinidad Drilling Ltd." in this Circular. Also see Appendix J - "Pro Forma Financial Statements".

I-4

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2017, the number of Precision Shares which are authorized for issuance with respect to equity compensation plans of Precision.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Precision Options and Precision DSUs (a)	Weighted Average Exercise Price of Outstanding Precision Options and Precision DSUs (b)	Number of Securities remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities reflected in Column (a)) (c)
Equity compensation plans approved by Precision Shareholders
1. Omnibus Equity Incentive Plan	11,512,381	$8.10	5,056,753
2. Old Precision DSU Plan	175,001	-	286,110
3. New Precision DSU Plan	942,520	-	57,480
Equity compensation plans not approved by Precision Shareholders	-	-	-
TOTAL:	12,629,902		5,400,343

Prior Sales

Precision has not issued or sold any Precision Shares or securities convertible into Precision Shares during the 12 months prior to the date hereof.

PRICE RANGE AND TRADING VOLUMES

The Precision Shares are listed and posted for trading on the TSX under the symbol "PD" and on the NYSE under the symbol "PDS". The following table sets forth the price ranges and volume traded of the Precision Shares as reported by the TSX and the NYSE for the periods indicated.

Precision Shares TSX (PD)	High ($)	Low ($)	Close ($)	Volume
2018
January	4.84	3.82	4.46	77,559,617
February	4.70	3.92	4.04	65,452,896
March	4.27	3.43	3.58	39,017,188
April	4.65	3.36	4.58	47,209,873
May	5.33	4.34	4.48	53,258,062
June	4.59	4.04	4.35	33,896,867
July	5.07	4.26	4.71	34,521,020
August	5.33	4.55	5.10	28,616,325
September	5.17	4.34	4.46	26,427,477
October	4.58	3.03	3.18	43,202,676
November 1 and 2	3.28	3.10	3.18	1,898,145

2017
November	4.11	3.13	3.62	68,146,460
December	3.87	3.21	3.81	54,387,360

I-5

Precision Shares NYSE (PDS)	High (U.S.$)	Low (U.S$)	Close (U.S.$)	Volume
2018
January	3.93	3.06	3.63	66,026,823
February	3.83	3.10	3.15	70,209,393
March	3.30	2.65	2.77	45,196,617
April	3.62	2.60	3.56	38,085,451
May	4.14	3.38	3.47	39,665,111
June	3.54	3.03	3.32	30,590,857
July	3.86	3.18	3.63	33,996,745
August	4.12	3.46	3.89	29,583,724
September	3.93	3.30	3.46	21,696,835
October	3.57	2.31	2.41	40,931,335
November 1 and 2	2.52	2.36	2.41	1,862,984

2017
November	3.24	2.44	2.80	63,289,724
December	3.08	2.50	3.02	42,864,400

On October 4, 2018, the last trading day on which the Precision Shares traded prior to the announcement of the Arrangement, the closing price of the Precision Shares on the TSX was $4.44, and on the NYSE was U.S.$3.44. On November 2, 2018, the closing price of the Precision Shares on the TSX was $3.18, and on the NYSE was U.S.$2.41.

RISK FACTORS

Whether or not the Arrangement is completed, Precision will continue to face many of the risk factors that it currently faces with respect to its business and affairs. The risk factors are further detailed in the filings of Precision filed with the Canadian securities authorities and available on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Precision are KPMG LLP. Precision's transfer agent and registrar in Canada is Computershare Trust Company of Canada, located in Calgary, Alberta, and in the U.S. Precision's co-transfer agent is Computershare Trust Company NA, located in Canton, Massachusetts.

ADDITIONAL INFORMATION

Additional information pertaining to Precision is available on SEDAR at www.sedar.com. Financial information concerning Precision is contained in the Precision Financial Statements, the Precision Interim MD&A and the Precision Annual MD&A, all of which are incorporated herein by reference and can be accessed on SEDAR. In addition, Precision Shareholders may obtain copies of such documents by contacting Precision at Suite 800,
525 – 8th Avenue SW, Calgary, Alberta, T2P 1G1.

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APPENDIX J

PRO FORMA FINANCIAL STATEMENTS

J-1

PRECISION DRILLING CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited) June 30, 2018 ($ thousands)	Precision Drilling	Trinidad Drilling	Presentation Entry	Pro Forma Adjustment (Note 2a)	Note	Pro Forma Precision
ASSETS
Current assets:
Cash	94,669	8,300				102,969
Accounts receivable	314,970	119,029	3,828			437,827
Prepaids expenses	-	3,828	(3,828)			-
Income tax recoverable	952	-				952
Inventory	33,784	7,255				41,039
Assets held for sale	-	18,806		101,600	2b	120,406
Total current assets	444,375	157,218		101,600		703,193
Non-current assets:
Income tax recoverable	2,358	-				2,358
Deferred tax assets	38,024	104,286				142,310
Property, plant and equipment	3,130,686	1,315,221		(760,990)	2b	3,684,917
Intangibles	36,129	38,577		(28,077)		46,629
Goodwill	206,649	52,328		(52,328)		206,649
Investments in joint ventures	-	182,303				182,303
Total non-current assets	3,413,846	1,692,715		(841,395)		4,265,166
Total assets	3,858,221	1,849,933		(739,795)		4,968,359

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	248,226	92,928	194	22,716	2c	364,064
Deferred revenue and customer deposits	-	194	(194)			-
Total current liabilities	248,226	93,122		22,716		364,064
Non-current liabilities
Share based compensation	7,841	-				7,841
Provisions and other	9,897	-				9,897
Contingent consideration	-	3,829				3,829
Long-term debt	1,735,842	475,056				2,210,898
Deferred tax liabilities	90,350	1,222				91,572
Non-controlling interests	-	10,722				10,722
Total non-current liabilities	1,843,930	490,829				2,334,759
Shareholders' equity
Shareholders' capital	2,321,902	1,525,633		(1,140,402)		2,707,133
Contributed surplus	47,695	65,391		(65,391)		47,695
Deficit	(749,898)	(491,763)		610,003	2b	(631,658)
Accumulated other comprehensive income	146,366	166,721		(166,721)		146,366
Total shareholders' equity	1,766,065	1,265,982		(762,511)		2,269,536
Total liabilities and shareholders' equity	3,858,221	1,849,933		(739,795)		4,968,359

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PRECISION DRILLING CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

(Unaudited) Six months ended June 30, 2018 ($ thousands)	Precision Drilling	Trinidad Drilling	Presentation Entry	Pro Forma Adjustment	Note	Pro Forma Precision
Revenue:
Oilfield service	731,722	281,704	1,121			1,014,547
Other	-	1,121	(1,121)			-
	731,722	282,825				1,014,547
Expenses:
Operating	511,053	190,082				701,135
General and administrative	61,018	26,071				87,089
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, fair value adjustments, gain from investments in joint ventures, foreign exchange, gain on sale of assets, and depreciation and amortization	159,651	66,672				226,323
Depreciation and amortization	175,929	116,189	(687)	(92,181)	2e, 2f	199,250
Gain on sale of assets	-	(687)	687			-
Operating loss	(16,278)	(48,830)		92,181		27,073
Foreign exchange	1,771	(4,527)				(2,756)
Gain from investments in joint ventures	-	(7,608)				(7,608)
Fair value adjustments	-	(1,809)				(1,809)
Finance charges	63,782	18,849				82,631
Loss on redemption and repurchase of unsecured senior notes	1,176	-				1,176
Loss before income taxes	(83,007)	(53,735)		92,181		(44,561)
Income taxes:
Current	5,165	417				5,582
Future	(22,878)	(19,705)		21,663	2g	(20,920)
	(17,713)	(19,288)		21,663		(15,338)
Net loss	(65,294)	(34,447)		70,518		(29,223)

Loss per share:
Basic	(0.22)	(0.13)				(0.07)
Diluted	(0.22)	(0.13)				(0.07)

J-3

PRECISION DRILLING CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

(Unaudited) Year ended December 31, 2017 ($ thousands)	Precision Drilling	Trinidad Drilling	Presentation Entry	Pro Forma Adjustment	Note	Pro Forma Precision
Revenue:
Oilfield service	1,321,224	499,978	1,637			1,822,839
Other	-	1,637	(1,637)			-
	1,321,224	501,615				1,822,839
Expenses:
Operating	926,171	344,295				1,270,466
General and administrative	90,072	60,080				150,152
Earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, fair value adjustments, gain from investments in joint ventures, foreign exchange, gain on sale of assets, impairment of property, plant and equipment and depreciation and amortization	304,981	97,240				402,221
Depreciation and amortization	377,746	199,962	(2,166)	(139,214)	2h, 2i	436,328
Impairment of property, plant and equipment	15,313	2,993				18,306
Gain on sale of assets	-	(2,166)	2,166			-
Operating loss	(88,078)	(103,549)		139,214		(52,413)
Foreign exchange	(2,970)	9,295				6,325
Gain from investments in joint ventures	-	(17,659)				(17,659)
Fair value adjustments	-	2,052				2,052
Transaction costs	-	2,068				2,068
Finance charges	137,928	39,991				177,919
Loss on redemption and repurchase of unsecured senior notes	9,021	-				9,021
Loss before income taxes	(232,057)	(139,296)		139,214		(232,139)
Income taxes:
Current	(1,331)	929				(402)
Future	(98,690)	(59,744)		32,715	2j	(125,719)
	(100,021)	(58,815)		32,715		(126,121)
Net loss	(132,036)	(80,481)		106,499		(106,018)

Loss per share:
Basic	(0.45)	(0.30)				(0.26)
Diluted	(0.45)	(0.30)				(0.26)

J-4

PRECISION DRILLING CORPORATION

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2018 and for the year ended December 31, 2017

(Amounts are stated in Canadian dollars except where indicated)

1.     BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated statement of financial position as at June 30, 2018 and the unaudited pro forma consolidated statement of loss for the six months ended June 30, 2018 and for the year ended December 31, 2017 of Precision Drilling Corporation ("Precision") have been prepared by management and reflect the assumed transaction and assumptions as described in Note 2 and should be read in conjunction with Precision's unaudited consolidated interim financial statements as at June 30, 2018 and the audited consolidated financial statements as at December 31, 2017 and the Trinidad Drilling Ltd. ("Trinidad") unaudited consolidated interim financial statements as at June 30, 2018 and the audited financial statements as at December 31, 2017.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the financial statements, no adjustments have been made to reflect the operational and administrative benefits that could result from the transaction as described in Note 2.

The pro forma financial statements have been prepared by management in accordance with the accounting policies of Precision which are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

It is the opinion of management that these unaudited pro forma financial statements include all the necessary adjustments for a fair presentation of Post-Arrangement Precision.

2.     PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

On October 5, 2018, Precision announced it had entered into an arrangement agreement ("the Arrangement") with Trinidad pursuant to which Precision has agreed to acquire all of the issued and outstanding common shares of Trinidad (the "Trinidad shares") on the basis of 0.445 common shares of Precision (the "Precision shares") for each outstanding Trinidad Share. As at June 30, 2018, Trinidad had 274.1 million shares outstanding. With an exchange ratio of 0.445 Precision shares for each Trinidad share outstanding, 122.0 million Precision shares would be issued for a purchase price of $385.2 million, based on Precision's five-day weighted average share price of $3.16 at November 1, 2018.

The unaudited pro forma statement of financial position as at June 30, 2018 gives effect to the following assumptions and adjustments as if they occurred on June 30, 2018.

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a)	The following summarizes the estimated fair value of the assets acquired and liabilities assumed:

Fair value of net assets acquired	($ thousands)
Current assets	138,412
Assets held for sale	95,406
Deferred tax assets	104,286
Property, plant and equipment	580,570
Intangibles	10,500
Investments in joint ventures	182,303

Current liabilities	(107,788)
Contingent consideration	(3,829)
Long-term debt	(475,056)
Deferred tax liabilities	(1,222)
Non-controlling interests	(10,722)

Bargain purchase	(127,629)
385,231
Consideration:
Precision's common shares	385,231

Precision has not recorded any deferred tax assets in excess of those recognized by Trinidad. Management will reassess its deferred tax assets post combination.

b)	Upon completion of the Arrangement, Management intends to sell certain real estate properties and drilling rigs from the combined fleet. These assets have been reclassified as held for sale and are recorded at fair value in accordance with IFRS. Property, plant and equipment was decreased by $26.3 million, assets held for sale increased $25.0 million with a $1.3 million write down included in deficit for Precision rigs that are to be sold.

c)	The estimated costs of the transaction are expected to aggregate $22.7 million, including $8.0 million of costs incurred by Precision. These transaction costs have been included as an adjustment to current liabilities with the costs incurred by Precision charged to the deficit.

d)	The above purchase price allocation has been determined from information that is available to the management of Precision at this time. Amendments will be made to these amounts as values subject to estimates are finalized and when the Arrangement closes.

The unaudited pro forma statement of loss for the six months ended June 30, 2018, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2017:

e)	Depreciation expense has been decreased as a result of the Arrangement mentioned in note 2(a).

f)	Depreciation expense has been adjusted for those assets that were identified as held for sale.

g)	The deferred income tax provision has been adjusted to reflect the above adjustments.

The unaudited pro forma statement of comprehensive loss for the year ended December 31, 2017, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2017:

h)	Depreciation expense has been decreased as a result of the Arrangement mentioned in note 2(a).

i)	Depreciation expense has been adjusted for those assets that were identified as held for sale.

j)	The deferred income tax provision has been adjusted to reflect the above adjustments.

Certain figures have been reclassified from Trinidad's statement of financial position and statement of loss to conform with Precision's presentation.

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3. PRO FORMA PER SHARE AMOUNTS

The pro forma basic and diluted loss per share amounts have been calculated using the weighted average number of Precision shares estimated to have been outstanding as if the Arrangement had closed on January 1, 2017. At June 30, 2018 and December 31, 2017, the effect of stock options and other equity compensation plans was excluded from the diluted loss per share calculation as the impact was anti-dilutive.

(Stated in thousands)	Six months ended June 30, 2018	Year ended December 31, 2017
Weighted average shares outstanding
Before acquisition	293,716	293,239
Shares issued on Trinidad acquisition	121,985	121,985
Weighted average shares outstanding – basic and diluted	415,701	415,224

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Securityholders of:	Shareholders of:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent D.F. King at:	If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent Evolution Proxy at:

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1-866-822-1240	1-844-226-3222
Email: inquiries@dfking.com	Email: info@evolutionproxy.com
Outside of North America, call collect:	Outside of North America, call collect:
1-212-771-1133	1-416-855-0238